Metropolitan Bank Holding

Since 1999

MCB
LISTED
NYSE

2024 Notice and Proxy Statement

&

2023 Annual Report



Mark R. DeFazio
President and CEO
Metropolitan Bank Holding Corp.

Dear fellow stockholders:

2023 was a year challenged with geopolitical crises, expansive regulatory pronouncements, unpredictable market conditions, a rapid run-up of interest rates, turmoil among our peers, and persistent inflation. I am proud that Metropolitan Commercial Bank offered stability and consistency in the face of these challenges. Our team demonstrates their ability, every day, to navigate this dynamic environment and provide a solid bank for our clients and an engine of total shareholder return for our stockholders. We are now, at this moment, the only mid-sized commercial bank headquartered in New York City, which affords us an excellent opportunity to serve the markets that we have operated in for almost 25 years. June 21, 2024, marks our 25th anniversary.

Our hallmark will continue to focus on capital, liquidity, and our measured approach to serving borrowers. While the prevailing market and economic circumstances change unpredictably, our management team is committed to its disciplined approach to lending and prudent balance sheet and liquidity management. This is how we have achieved measured loan growth and grown our core commercial banking business through various market conditions. We expect to yield similarly impressive results in the years to come.

As I have discussed in earnings calls, we are investing significantly in our technology systems and digital capabilities, which will position us to grow at scale and serve our clients more efficiently while augmenting our risk management and governance capabilities. We cannot sit back as this rapid technological evolution in banking plays out, and we are committed to ensuring that we have the tools and capabilities that allow us to push forward constantly and consistently. Until this transformation is successfully completed, we will provide updates on its progress and costs so that our valued stakeholders can follow us on this transformational journey.

Not all milestones passed this year were celebratory. We decided to simplify our service offering and step away from our Banking-as-a-Service (BaaS) business. The resulting pure play commercial bank will harken to an era of enhanced stability and value generation for our clients and shareholders.

As the only true mid-sized commercial bank headquartered in New York City, the opportunity before us is significant. This opportunity comes with a crucial responsibility. Our success is not just for our clients' prosperity but also the fortunes of our local and regional communities. We are steadfast in our commitment to achieve continued and responsible success. We are prepared and positioned to be responsible stewards of the trust given to us by our clients and stockholders.

As we embark on our 25th anniversary, I want to express my heartfelt gratitude for the unwavering support and trust of our stockholders, Board of Directors, clients, employees, and regulatory partners. Your trust has been the cornerstone of our success, and we eagerly anticipate continuing this journey together. Thank you for your invaluable contributions to our growth and stability.

Sincerely,

Mark R. DeFazio
President and Chief Executive Officer
Metropolitan Bank Holding Corp.

This letter contains forward-looking statements. Please see the section titled "Forward-Looking Statements" beginning on page 3 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which is part of this Annual Report to Stockholders, for important cautionary language regarding these statements.

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Metropolitan Bank Holding Corp.
99 Park Avenue, 12th Floor
New York, New York 10016
(212) 659-0600

April 22, 2024

Dear Stockholder:

We cordially invite you to attend the Annual Meeting of Stockholders of Metropolitan Bank Holding Corp. (the "Company"). The Annual Meeting will be held on Wednesday, May 29, 2024 at 9:00 a.m., Eastern Time. In order to provide expanded access, improved communication and cost savings for our stockholders, we are holding our Annual Meeting in a virtual meeting format only. We believe that hosting a virtual meeting will also enable more of our stockholders to attend and participate in the meeting since our stockholders can participate from any location around the world with internet access. To be admitted to the Annual Meeting, you must go online to www.meetnow.global/MDW2K2W. To login to the virtual meeting you must join as a "Shareholder" and follow the applicable instructions set forth below under "How to Attend the Annual Meeting." You may vote or ask questions during the Annual Meeting by following the instructions available on the meeting website during the meeting.

The enclosed Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted. During the Annual Meeting we will also report on the Company's results of operations. Also enclosed for your review is the Company's Annual Report to Stockholders, which contains detailed information concerning our activities and operating performance.

The Annual Meeting is being held so that stockholders may be given the opportunity to: (1) elect four directors; (2) ratify the appointment of Crowe LLP as the independent registered public accounting firm for the year ending December 31, 2024; (3) cast a non-binding advisory vote to approve the compensation of our Named Executive Officers; and (4) approve the Metropolitan Bank Holding Corp. Amended and Restated 2022 Equity Incentive Plan (the "Amended and Restated 2022 Equity Incentive Plan") to increase the number of shares available for award thereunder. The Board of Directors unanimously recommends a vote "**FOR**" each of the director nominees and the ratification of the independent registered public accounting firm, recommends the approval of, on a non-binding advisory basis, the compensation of the Named Executive Officers, and recommends the approval of the Amended and Restated 2022 Equity Incentive Plan.

It is important that your shares be represented at the Annual Meeting, whether or not you plan to attend virtually. Please complete, sign and date the enclosed proxy card and return it as soon as possible in the postage-paid envelope provided so that your shares will be represented at the Annual Meeting. Alternatively, you may vote via the Internet or by telephone. Instructions and applicable deadlines for voting via the Internet or by telephone are set forth on the enclosed proxy card. You may revoke your proxy at any time before its exercise, and you may attend the Annual Meeting and vote virtually, even if you have previously returned your proxy card or voted via the Internet or by telephone. However, if you are a stockholder whose shares are not registered in your own name, you will need additional documentation from your record holder and to register in advance to vote virtually at the Annual Meeting.

We thank you for your prompt attention to this matter and appreciate your support.

Sincerely,



Mark R. DeFazio
President and Chief Executive Officer

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Metropolitan Bank Holding Corp.
99 Park Avenue, 12th Floor
New York, New York 10016
(212) 659-0600

NOTICE OF
ANNUAL MEETING OF STOCKHOLDERS

To Be Held On May 29, 2024

Notice is hereby given that the Annual Meeting of Stockholders of Metropolitan Bank Holding Corp. (the "Annual Meeting") will be on May 29, 2024 at 9:00 a.m., Eastern Time. The Annual Meeting will be held in a virtual meeting format only. You will not be able to attend the annual meeting physically. To be admitted to the Annual Meeting, you must go online to www.meetnow.global/MDW2K2W. To login to the virtual meeting you must join as a "Shareholder" and follow the applicable instructions set forth below under "How to Attend the Annual Meeting."

A Proxy Statement for the Annual Meeting is enclosed. The Annual Meeting is to consider and act on:

1.   the election of four directors;

2.   the ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm for the year ending December 31, 2024;

3.   a non-binding advisory vote to approve the compensation of our Named Executive Officers ("Say-on-Pay" vote);

4.   the approval of the Amended and Restated 2022 Equity Incentive Plan; and

such other matters as may properly come before the Annual Meeting, or any adjournments thereof. The Board of Directors is not aware of any other business to come before the Annual Meeting.

Stockholders of record at the close of business on April 4, 2024 are the stockholders entitled to vote at the Annual Meeting, and any adjournments thereof.

EACH STOCKHOLDER, WHETHER HE OR SHE PLANS TO ATTEND THE ANNUAL MEETING, IS REQUESTED TO VOTE THEIR PROXY WITHOUT DELAY. ANY PROXY GIVEN BY THE STOCKHOLDER MAY BE REVOKED AT ANY TIME BEFORE IT IS VOTED BY FILING WITH THE CORPORATE SECRETARY OF METROPOLITAN BANK HOLDING CORP. A WRITTEN REVOCATION OR VOTING A PROXY BEARING A LATER DATE.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING

The Proxy Statement, Proxy Card and Annual Report are available at www.edocumentview.com/MCB.

By Order of the Board of Directors



Zachary Levine
Corporate Secretary

New York, New York
April 22, 2024

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PROXY STATEMENT

Metropolitan Bank Holding Corp.
99 Park Avenue, 12th Floor
New York, New York 10016
(212) 659-0600

ANNUAL MEETING OF STOCKHOLDERS
May 29, 2024

This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors ("Board" or the "Board of Directors") of Metropolitan Bank Holding Corp. (the "Company") to be used at the Annual Meeting of Stockholders (the "Annual Meeting"), which will be held on May 29, 2024 at 9:00 a.m., Eastern Time. The Annual Meeting will be held in a virtual meeting format only. You will not be able to attend the annual meeting physically. To be admitted to the Annual Meeting, you must go online to www.meetnow.global/MDW2K2W. To login to the virtual meeting, you must join as a "Shareholder" and follow the applicable instructions set forth below under "How to Attend the Annual Meeting." We anticipate that the accompanying Notice of Annual Meeting of Stockholders and this Proxy Statement will begin being mailed to stockholders on or about April 22, 2024.

MATTERS TO BE CONSIDERED

The purpose of the Annual Meeting is to vote to elect four directors, ratify the appointment of Crowe LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024, approve, on a non-binding advisory basis, the compensation of our Named Executive Officers ("Say-on-Pay" vote), and approve the Amended and Restated 2022 Equity Incentive Plan to increase the number of shares available for award thereunder.

You may be asked to vote on other matters that may properly be submitted to a vote at the Annual Meeting. The Company could adjourn or postpone the meeting for the purpose, among others, of allowing additional time to solicit proxies.

WHO CAN VOTE

The Board has fixed April 4, 2024 as the record date for determining the stockholders entitled to receive notice of and to vote at the Annual Meeting. Accordingly, only holders of record of Company common stock as of the close of business on such date will be entitled to vote at the Annual Meeting. On April 4, 2024, 11,191,958 shares of Company common stock were outstanding.

HOW TO ATTEND THE ANNUAL MEETING

If you are a registered stockholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the Annual Meeting virtually on the Internet. To attend the meeting, you must go online to www.meetnow.global/MDW2K2W, join as a "Shareholder" and enter the control number found on your proxy card.

If you hold your shares through an intermediary, such as a bank or broker, and you wish to participate at the Annual Meeting, you must register in advance. To register to attend the Annual Meeting you must submit proof of your proxy power (legal proxy) as noted below reflecting your Metropolitan Bank Holding Corp. holdings along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on Thursday, May 23, 2024.

You will receive a confirmation of your registration by email after Computershare receives your registration materials.

Requests for meeting registration should be directed to Computershare at the following:

By email:

Forward the email from your broker granting you a legal proxy, or attach an image of your legal proxy, to legalproxy@computershare.com.

By mail:

Computershare
Metropolitan Bank Holding Corp. Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not a supported browser. Participants should ensure that they have a strong internet connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. For further assistance, should you need it, you may call (888) 724-2416.

HOW TO VOTE

You may vote your shares by completing and signing the enclosed proxy card and returning it in the enclosed postage-paid envelope or by attending the Annual Meeting and voting on the meeting website. Alternatively, you may vote your shares via the Internet or by telephone by following the directions on the enclosed proxy card. You should complete and return the proxy card accompanying this document or vote via the Internet or by telephone to ensure that your vote is counted at the Annual Meeting, or at any adjournment or postponement of the Annual Meeting. If you hold your shares through an intermediary, such as a bank or broker, you must register in advance to vote at the Annual Meeting. To register, please follow the instructions set forth above under "How to Attend the Annual Meeting." Proxies solicited on behalf of the Board of Metropolitan Bank Holding Corp. will be voted in accordance with the directions given thereon. **Where no instructions are indicated, validly executed proxies will be voted "FOR" each of the director nominees, "FOR" the ratification of the appointment of the Company's independent registered public accounting firm, "FOR" the approval, on an advisory basis, of the compensation of our Named Executive Officers and "FOR" the approval of the Amended and Restated 2022 Equity Incentive Plan.**

If you hold your shares through an intermediary, such as a bank or broker (i.e., in street name), it is critical that you cast your vote if you want it to count in the election of directors (Proposal 1), the advisory (non-binding) proposal to approve the compensation of our Named Executive Officers (Proposal 3), and the approval of the Amended and Restated 2022 Equity Incentive Plan (Proposal 4). Current regulations restrict the ability of your bank, broker or other holder of record to vote your shares in the election of directors and certain other matters on a discretionary basis. Therefore, if you hold your shares in street name and you do not instruct your bank, broker or other holder of record on how to vote in the election of directors, the advisory (non-binding) proposals to approve the compensation of our Named Executive Officers and the approval of the Amended and Restated 2022 Equity Incentive Plan, no votes will be cast on your behalf. These are referred to as "broker non-votes." Your bank, broker or other holder of record, however, does continue to have discretion to vote any shares for which you do not provide instructions on how to vote on the ratification of the appointment of the independent registered public accounting firm (Proposal 2). If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

REVOCATION OF PROXIES

Stockholders who execute proxies in the form solicited hereby retain the right to revoke them in the manner described below. Unless so revoked, the shares represented by such proxies will be voted at the Annual Meeting and all adjournments thereof. Proxies may be revoked by: (1) sending written notice of revocation to the Corporate Secretary of Metropolitan Bank Holding Corp. at 99 Park Avenue, 12th Floor, New York, New York, 10016; (2) delivering a later-dated proxy; or (3) by attending the Annual Meeting and voting on the meeting website. Attendance at the Annual Meeting by any stockholder who had returned a proxy does not revoke such proxy unless the stockholder votes on the meeting website at the Annual Meeting. If you are a stockholder whose shares are not registered in your name, you will need appropriate documentation from your record holder and to register in advance to attend and to vote at the Annual Meeting.

QUORUM

The presence in person or by proxy of a majority of the outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the Annual Meeting. Abstentions and broker non-votes will be counted to determine that a quorum is present.

VOTE REQUIRED FOR EACH PROPOSAL

As to the election of directors, a stockholder may vote FOR any nominee proposed by the Board or WITHHOLD authority to vote for any nominee being proposed. Directors are elected by a plurality of votes cast, without regard to either broker non-votes or proxies as to which the authority to vote for the nominees being proposed is withheld. Plurality means that individuals who receive the highest number of votes cast are elected, up to the maximum number of directors to be elected at the Annual Meeting.

As to the ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm and the approval of the Amended and Restated 2022 Equity Incentive Plan, a stockholder may: (1) vote FOR the proposal; (2) vote AGAINST the proposal; or (3) ABSTAIN from voting on such proposal. The affirmative vote of a majority of the votes cast on the matter at the Annual Meeting is required to ratify the appointment of Crowe LLP as the independent registered public accounting firm for the year ending December 31, 2024 and to approve the Amended and Restated 2022 Equity Incentive Plan. Broker non-votes and abstentions are voted neither "for" nor "against," and have no effect on the vote.

As to the advisory vote with respect to Named Executive Officer compensation, a stockholder may: (1) vote FOR the proposal; (2) vote AGAINST the proposal; or (3) ABSTAIN from voting on such proposal. The affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting or by proxy is required to approve, on an advisory basis, the compensation of the Named Executive Officers. Abstentions and broker non-votes are voted neither "for" nor "against," and have no effect on the vote. As an advisory vote, the vote on Named Executive Officer compensation is not binding on the Company, the Board or the Compensation Committee of the Board (the "Compensation Committee"). However, the Company, the Board, and the Compensation Committee will consider the voting results when making future compensation decisions for the Named Executive Officers.

RECOMMENDATION OF THE BOARD

The Board has determined that the matters to be considered at the Annual Meeting are in the best interest of the Company and its stockholders, and **the Board unanimously recommends a vote "FOR" the election of the director nominees, "FOR" the ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm, "FOR" the compensation of the Named Executive Officers and "FOR" the approval of the Amended and Restated 2022 Equity Incentive Plan.**

STOCK OWNERSHIP

Holders of record of Metropolitan Bank Holding Corp.'s shares of common stock as of the close of business on April 4, 2024 are entitled to one vote for each share then held. As of April 4, 2024, there were 11,191,958 shares of common stock issued and outstanding. The following table sets forth, as of April 4, 2024, the shares of common stock beneficially owned by each of the Company's current directors, by each of the executive officers set forth in this proxy statement (the "Named Executive Officers"), by all directors and officers as a group and by each person who was known to us as the beneficial owner of more than 5% of the outstanding shares of the Company's common stock. The mailing address for each of the Company's directors and Named Executive Officers is 99 Park Avenue, 12th Floor, New York, New York 10016.

Name and Address of Beneficial Owners	Amount of Shares Owned and Nature of Beneficial Ownership[1]	Percent of Shares of Common Stock Outstanding
Five Percent Stockholders		
T. Rowe Price Investment Management, Inc. 101 E. Pratt Street Baltimore, MD 21201	998,668[2]	8.9%
FMR LLC. 245 Summer Street Boston, Massachusetts 02210	994,466[3]	8.8%
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	873,464[4]	7.8%
Patriot Financial Partners III, L.P. 100 Matsonford Road, Suite 210 Randor, Pennsylvania 19087	668,684[5]	5.9%
The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	601,497[6]	5.3%
Directors and Nominees		
Mark R. DeFazio	240,040	2.1%
Anthony J. Fabiano	10,033	*
Dale C. Fredston	16,168	*
David J. Gold	24,731	*
Harvey M. Gutman	17,643	*
Terence J. Mitchell	15,526	*
Chaya Pamula	6,063	*
Robert C. Patent	163,582[7]	1.4%
Maria F. Ramirez	30,557[8]	*
William Reinhardt	18,780	*
Katrina Robinson	6,063	*
George J. Wolf, Jr.	26,715	*
Named Executive Officers		
Laura Capra	34,801	*
Scott Lublin	58,082	*
Nick Rosenberg	33,213[9]	*
Gregory Sigrist[10]	5,166	*
Daniel F. Dougherty[11]	20,405	*
All directors and named officers as a group (17 persons)	727,568	6.5%

_____

*   Less than 1%.

(1)   In accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), a person is deemed to be the beneficial owner for purposes of this table of any shares of common stock over which he or she has sole or shared voting or investment power or has a right to acquire beneficial ownership at any time within 60 days from the date as of which beneficial ownership is being determined. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Beneficial ownership includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership. Unless otherwise noted, all shares are owned of record or beneficially by the named person.

(2)   Based on information contained in a Schedule 13G filed with the U.S. Securities and Exchange Commission on February 14, 2024.

(3)   Based on information contained in a Schedule 13G/A filed with the U. S. Securities and Exchange Commission on February 9, 2024.

(4)   Based on information contained in a Schedule 13G /A filed with the U.S. Securities and Exchange Commission on January 26, 2024.

(5)   Based on information contained in a Schedule 13D/A filed with the U.S. Securities and Exchange Commission on September 19, 2023.

(6)   Based on information contained in a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 13, 2024.

(7)   Includes 69,004 shares held by a partnership and 1,000 shares held by Mr. Patent's spouse.

(8)   Includes 1,000 shares held by Ms. Ramirez's spouse.

(9)   Includes 520 shares held by Mr. Rosenberg's children.

(10) Mr. Sigrist resigned from his positions as Executive Vice President and Chief Financial Officer of the Company on October 31, 2023.

(11) Mr. Dougherty was promoted to Executive Vice President and Chief Financial Officer of the Company on November 6, 2023.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Company's Board is currently comprised of twelve members. The Company's Amended and Restated Bylaws provide that directors are divided into three classes, as nearly equal in number as possible, with one class of directors elected annually. The Company's directors are generally elected to serve for a three-year period and until their respective successors have been elected and qualified. Four directors will be elected at the Annual Meeting. The Corporate Governance and Nominating Committee (the "Governance Committee") of the Board has nominated each of Mark R. DeFazio, Harvey M. Gutman, Katrina Robinson, and George J. Wolf, Jr. for election as directors for three-year terms. The nominees are currently directors of Metropolitan Bank Holding Corp. and Metropolitan Commercial Bank (the "Bank").

The Company has maintained a classified board since its formation in 1999. We believe this structure promotes continuity and stability of leadership. Electing directors to staggered three-years terms helps ensure that a majority of our directors have prior experience with and knowledge of our business and strategy. A classified board can also benefit stockholders by facilitating our directors' ability to adopt a long-term perspective when making decisions on behalf of the Company.

The stability of a three-year term of office also facilitates our ability to recruit and retain highly qualified directors.

The Board recommends a vote "FOR" the election of the nominees.

It is intended that the proxies solicited on behalf of the Board (other than proxies in which the vote is withheld as to any nominee) will be voted at the Annual Meeting to elect the proposed nominees. If a nominee is unable to serve, the shares represented by such proxies will be voted to elect such substitute as the Board of Directors may determine. At this time, the Board knows of no reason why any of the nominees might be unable to serve, if elected.

The biographies of each of the nominees, continuing board members and executive officers are set forth below. With respect to directors and nominees, the biographies also contain information regarding the person's business experience and the experiences, qualifications, attributes, or skills that caused the Governance Committee to determine that the person should serve as a director. Each director of Metropolitan Bank Holding Corp. is also a director of Metropolitan Commercial Bank. Ages are as of December 31, 2023.

Nominees with Terms Ending in 2027

Mark R. DeFazio

Director, President and Chief Executive Officer
Director Since: 1999
Age: 60

Mark R. DeFazio is a founding member of Metropolitan Commercial Bank and has served as the Bank's President since its inception in 1999. In 2002, Mr. DeFazio was appointed to the additional role of Chief Executive Officer by the Board. Prior to founding Metropolitan Commercial Bank, Mr. DeFazio was employed by Israel Discount Bank for 13 years, where he rose to the role of Senior Vice President and Head of Commercial Real Estate. He started his banking career in 1982 with Richmond County Savings Bank in Staten Island, New York, where he held several positions in operations, audit, and real estate lending. His broad, extensive banking and real estate experience make him an invaluable asset to the Board.

Harvey M. Gutman

Director
Director Since: 2008
Age: 77

Harvey M. Gutman has been active in real estate and retail development since 1990, and is President and Founder of Brookside Advisors, LLC, a real estate consulting and development company established in 2006. Before founding Brookside, he served for 16 years as Senior Vice President for Retail Development at Pathmark Stores, Inc., where he was responsible for Pathmark's retail development program, including site identification, development, approval, legal and compliance, planning, design, construction, and property administration. As Senior Vice President at Pathmark, Mr. Gutman was responsible for almost 10 million square feet of supermarket, distribution, office, and other commercial space. Additionally, he was responsible for investor communications and public relations. For the 14 years before assuming that position, Mr. Gutman was VP Grocery and Frozen Merchandising, VP Non-Foods and Pharmacy Merchandising and VP Strategic Planning and Research at Pathmark. For five years before joining Pathmark, Mr. Gutman was Director of Research at Abraham & Straus Department Stores. Mr. Gutman also currently serves as a director of two ARCTRUST private REITs, is a member of the International Council of Shopping Centers, and previously served on the boards of the New Jersey Food Council and the Food Industry Alliance of New York. He received a B.A. from Rutgers University and an M.B.A. from The Wharton School. Mr. Gutman's extensive retail and real estate background and strategic planning experience make him a valuable member of the Board.

Katrina Robinson

Director
Director Since: 2021
Age: 41

Katrina Robinson is the CEO of Teton Trust Company LLC, a Wyoming chartered trust company that establishes and administers trusts with family offices and private clients globally. A lawyer admitted to practice in New York state, Ms. Robinson's previous legal experience includes working with private family offices and ultra-high net worth clients. She also worked as a portfolio manager in international wealth management in New York. She speaks Spanish and Portuguese. A graduate of Phillips Academy Andover, Princeton University (B.A.), the University of Cambridge (MPhil) and the Benjamin Cardozo School of Law (J.D.), Ms. Robinson is a frequent speaker at conferences and seminars on cross-border succession planning and asset protection. Ms. Robinson's legal, international business and wealth management expertise and entrepreneurial spirit make her an ideal member of the Board of Directors.

George J. Wolf, Jr.

Director
Director Since: 2001
Age: 71

George J. Wolf, Jr. has been a Managing Director at Aon Risk Solutions and the Head of the Law Firm Advisory Team since 2018. The Law Firm Advisory Team brings industry-specific experience to help law firm leaders identify and implement operational improvements geared to financial stability, growth, and partnership challenges. Services include, but are not limited to, succession and retirement planning, partner compensation, financial management, mergers and acquisitions, as well as leadership consulting and coaching. Mr. Wolf had been the Managing Director of the law firm Herrick, Feinstein from 1993 until 2017. He was responsible for financial, administrative and strategic planning aspects of the firm, and was a permanent full voting member of the firm's Executive Committee. Before joining Herrick, Feinstein, he spent 14 years in a similar role at Webster & Sheffield and two years as a director and shareholder at Hildebrandt International — a worldwide leader in law firm consulting. Mr. Wolf founded and is the Chairman and President of The Greg Wolf Fund (the "Fund"), a charitable organization that was established in memory of his son, Gregory, who lost his battle to leukemia in 2005. The Fund supports patients and their families in their fight against all blood cancers and has funded numerous blood cancer research initiatives with The Hospital at the University of Pennsylvania, Philadelphia, Pennsylvania and Saint Bartholomew's Hospital, London, England. Mr. Wolf received a B.S. from Villanova University. His financial, administrative and strategic planning experience provides essential insights to Board deliberations.

Continuing Directors with Terms Ending in 2025

Dale C. Fredston

Director Director Since: 2016
Age: 71

Dale C. Fredston has over 30 years of experience as in-house counsel to a wide range of financial service companies. She served as Executive Vice President and General Counsel of Sterling National Bank and its public holding company, Sterling Bancorp from 2002 to 2015. Before joining Sterling, Ms. Fredston was

Senior Vice President, General Counsel and Corporate Secretary of Bank of America's commercial finance subsidiary. Her experience includes financing transactions, mergers and acquisitions, banking and securities law compliance, risk management, corporate governance, general corporate matters and management of litigation. Ms. Fredston received a B.A. from Wellesley College and a J.D. from the Columbia University School of Law. Her broad knowledge of legal, regulatory and compliance matters in the banking industry, as well as her financial, public company, corporate governance and risk management experience, inform the Board in these areas.

David J. Gold

Director
Director Since: 2016
Age: 49

David J. Gold is a partner at AdvisIRy Partners Group LLC, a consulting firm that provides strategic and capital markets advisory services to senior management of publicly held companies. In 2022, Mr. Gold was appointed New York City Commissioner of City Planning by Mayor Eric Adams. For nearly two decades, Mr. Gold was an equity analyst at a Wall Street firm. He is a Chartered Financial Analyst, as well as a member of the National Association of Corporate Directors, the CFA Institute and the Real Estate Board of New York. Separately, Mr. Gold is a licensed real estate broker and for nearly 20 years, he has been involved in real estate investments. He received a B.S. from the New York University Stern School of Business and a J.D. from the Benjamin N. Cardozo School of Law. Mr. Gold earned a CERT Certificate in Cyber Oversight issued by the Software Engineering Institute of Carnegie Mellon University. Mr. Gold qualifies as an Audit Committee Financial Expert. Mr. Gold is also active with several non-profits that support public safety and education. Mr. Gold's strategic planning and credit analysis experience, as well as his capital markets expertise and knowledge of the real estate industry are essential to Board oversight and deliberations.

Terence J. Mitchell

Director
Director Since: 2017
Age: 71

Terence J. Mitchell has over 40 years of experience in retail banking, and served as Executive Vice President and Chief Retail Officer of Dime Community Bank from December 2010 through his retirement in June 2016. Before joining Dime, Mr. Mitchell served as President of Consumer Banking of Independence Community Bank and Executive Vice President of Retail Banking at Sovereign Bank. He has a deep knowledge of the local community and market and has also served on the boards of several Brooklyn non-profit and public interest organizations. Mr. Mitchell received a B.B.A. from Iona College. His extensive retail and consumer banking experience results in important contributions to the Board.

Chaya Pamula

Director
Director Since: 2021
Age: 58

Chaya Pamula is co-founder, President and CEO of PamTen Inc. and founder of SheTek and SOFKIN. PamTen provides technology information services to a diverse set of clients. SheTek is a not-for-profit organization with a mission to increase the percentage of women represented in the technology industry by creating a pipeline of talent that is highly skilled and job ready. SOFKIN is a non-profit organization that creates loving and caring homes for needy and underprivileged children in India. In addition, Ms. Pamula is on the board of various industrial associations, social impact organizations, and a speaker at many technology and social change events and has received numerous awards for her philanthropy and entrepreneurship. Ms. Pamula holds a Master's in Business Administration from Osmania University in India and has completed the Harvard Business School Executive Education Program. Ms. Pamula's more than 25 years of information technology experience, including productivity initiatives that involved business process improvement, business transformation/re-engineering and IT portfolio optimization, along with her dedicated non-for-profit endeavors, makes her a valuable asset to the Board.

Continuing Directors with Terms Ending in 2026

Anthony J. Fabiano

Director
Director Since: 2020
Age: 63

Anthony J. Fabiano served as Executive Vice President and Chief Financial Officer of Metropolitan Bank Holding Corp. and Metropolitan Commercial Bank from June 2018 until September 2020. He has more than 40 years of experience across a broad range of finance, accounting and management disciplines, primarily in the banking sector. Prior to joining the Company, Mr. Fabiano was President, Chief Operating Officer and a member of the Board of Directors at Hudson City Bancorp from September 2014 to November 2015. Before that, Mr. Fabiano was Executive Vice President — Finance and Administration from July 2012 to September 2014. Mr. Fabiano also served as Hudson City's Principal Accounting Officer. He joined Hudson City Bancorp in 2006. Before Hudson City Bancorp, he served as the Chief Financial Officer of Sound Federal Bancorp from 1998 to 2006 and at MSB Bancorp from 1992 to 1998. Mr. Fabiano was employed by KPMG from 1982 until 1992. Mr. Fabiano is a CPA and is a member of the American Institute of CPAs and the New York State Society of CPAs. Mr. Fabiano received a B.S. from Manhattan College and attended the National School of Banking at Fairfield University. His broad, extensive banking, financial, accounting and SEC reporting experience make him an asset to the Board.

Robert C. Patent

Director
Director Since: 1999
Age: 73

Robert C. Patent has over 45 years of experience in real estate investment and served as President of Colby Capital Corporation, a private investment firm engaged in the acquisition, restructuring and financing of real estate assets. Mr. Patent served as a director of New York Federal Savings Bank, a federally chartered thrift institution, from 1989 until its sale to Flushing Financial Corporation in 1997. Mr. Patent received a B.B.A. from The George Washington University. His prior board experience, long track record of real estate investment and knowledge of the Bank's market provide significant expertise to the Board.

Maria Fiorini Ramirez

Director
Director Since: 2014
Age: 75

Maria Fiorini Ramirez is the founder, President and Chief Executive Officer of Maria Fiorini Ramirez, Inc., an independent global economic and financial consulting firm founded in 1992. Before founding her own firm, Ms. Ramirez was Managing Director and Money Market Economist at Drexel Burnham Lambert Incorporated. She served as a director for other banking companies between 1989-2009, including Sovereign Bancorp, Independence Community Bank and Statewide Savings Bank. Ms. Ramirez also currently serves as a director of Security Mutual Life, Binghamton, New York, and The Brooklyn Hospital in Brooklyn, New York. Ms. Ramirez received a B.A. from Pace University. Her prior board experience and deep financial and economic knowledge and expertise make her a valuable contributor to Board deliberations.

William Reinhardt

Director and Chairman
Director Since: 2013
Age: 77

William Reinhardt has been a Senior Director of Alvarez & Marsal, a global professional services and consulting firm focused on financial services clients, since 2008. Before joining Alvarez & Marsal, he was an Assistant Deputy Comptroller for Community Banks in the Northeastern District of the Office of Comptroller of the Currency, responsible for regulatory oversight over more than 200 community and regional banks as well as federal branches. He served on numerous interagency committees to address emerging issues and determine the most effective approach in dealing with them. Mr. Reinhardt received a B.A. from LIU

Post, formerly known as C.W. Post Campus of Long Island University, and a degree from the Graduate School of Banking at the University of Wisconsin. Mr. Reinhardt qualifies as an Audit Committee Financial Expert. His financial expertise and regulatory and banking experience are important contributions to Board deliberations and oversight.

Executive Officers Who Are Not Directors

Dixiana M. Berrios

Executive Vice President and Chief Operating Officer

Dixiana M. Berrios became Executive Vice President and Chief Operating Officer of Metropolitan Bank Holding Corp. and Metropolitan Commercial Bank in July 2020. Before joining the Company, Ms. Berrios had served as Executive Vice President and Director of Bank Operations of Amalgamated Bank, New York, New York, from 2011 until 2020. Prior to her employment with Amalgamated Bank, Ms. Berrios served in several roles for Sterling National Bank from 1996 until 2011, including Senior Vice President and Director of Bank Operations at the time of her departure. Ms. Berrios holds a B.A. from The University of Alabama and an M.A. from the Fletcher School of Law and Diplomacy at Tufts University. Age 51.

Laura Capra

Executive Vice President and Head of Retail Banking

Laura Capra is Executive Vice President and Head of Retail Banking at Metropolitan Commercial Bank. Ms. Capra joined Metropolitan Commercial Bank in 2012. Prior to joining Metropolitan Commercial Bank, Ms. Capra was a Senior Vice President, District Executive at Sovereign/Santander Bank from 2006 until 2012. Ms. Capra's 30 years of experience strongly supports her current responsibilities, which include leading and managing the Bank's retail network and implementing strategies to achieve deposit growth, improved profitability, and operational efficiency while providing a best-in-class customer experience. Ms. Capra spent the early years of her career with Independence Community Bank, where she was responsible for spearheading the expansion of its retail banking network throughout Manhattan. Ms. Capra attended Middlesex County College, Edison, New Jersey. Age 56.

Daniel Dougherty

Executive Vice President and Chief Financial Officer

Daniel Dougherty became Executive Vice President and Chief Financial Officer of Metropolitan Bank Holding Corp. and Metropolitan Commercial Bank in November 2023. Mr. Dougherty joined the Bank in 2022 as its Treasurer. Prior to joining the Bank, Mr. Dougherty served as Executive Vice President and Treasurer for six years at Investors Bank, a formerly publicly traded, full-service bank. Mr. Dougherty, a Chartered Financial Analyst, received his Bachelor of Arts in Economics from Stony Brook University and his Master of Business Administration from St. John's University. Age 62.

Frederik F. Erikson

Executive Vice President and General Counsel

Frederik F. Erikson is Executive Vice President and General Counsel of Metropolitan Bank Holding Corp. Mr. Erikson joined Metropolitan Commercial Bank in 2023. Mr. Erikson's extensive commercial and retail banking legal career spans over two decades, primarily cultivated during his tenure at Webster Bank, N.A., based in Waterbury, Connecticut. While at Webster Bank, he held several leadership roles, including Deputy General Counsel for nine years. He earned his Bachelor of Arts from the State University of New York, Albany, N.Y. and a Juris Doctorate from the Albany Law School of Union University, Albany, N.Y. Age 51.

Scott Lublin

Executive Vice President and Chief Lending Officer

Scott Lublin has served as Executive Vice President and Chief Lending Officer at Metropolitan Bank Holding Corp. and Metropolitan Commercial Bank since April 2018. From January 2013 to April 2018, Mr. Lublin served as Executive Vice President at BankUnited, where he managed their New York City commercial real estate lending group. From 2008 until 2013, Mr. Lublin served as Senior Vice President of Metropolitan Commercial Bank's commercial real estate business. Before that, Mr. Lublin served as an Administrative Vice President at M&T Bank's commercial real estate group. Mr. Lublin has more than 30 years of experience in banking and has primarily focused on commercial real estate lending. Mr. Lublin earned a B.S. at SUNY Buffalo and an M.B.A. at Fordham University. Age 57.

Nick Rosenberg

Executive Vice President and Head of Global Payments

Nick Rosenberg is Executive Vice President and Head of Global Payments at Metropolitan Commercial Bank. He joined Metropolitan Commercial Bank in 2001 and served as Executive Vice President and Chief Technology Officer from 2001 through October 2018, when he was promoted to Executive Vice President and Head of Global Payments. Before joining the Bank, Mr. Rosenberg served as the Technology Director of PDT Limited, a designer and manufacturer of consumer electronics products for large U.K., European and pan-Asian companies, based in Manchester, United Kingdom. He is formally accredited as a Chartered Engineer and Member of the Institute of Engineering and Technology (UK) and Institute of Electrical and Electronics Engineers (USA). Mr. Rosenberg holds a BSc with Honors from the Open University, United Kingdom and completed a postgraduate thesis in Development in Engineering and Technology. Age 52.

Norman Scott

Senior Vice President and Chief Credit Officer

Norman Scott became Senior Vice President and Chief Credit Officer of Metropolitan Bank Holding Corp. in September 2021. Mr. Scott has over 33 years of commercial banking experience, and prior to joining Metropolitan Commercial Bank, worked at Lloyds Banking Group from 2009 until July 2021, last serving as the Head of Corporate Credit — North America. Mr. Scott graduated as a Member of the Chartered Institute of Bankers in Scotland, with a Bachelor's Degree in Banking and Finance. Age 52.

Board Independence

The Board has determined that each of the Company's directors is "independent" as defined in the listing standards of the New York Stock Exchange ("NYSE"), except as noted below. The Board has determined that Mr. DeFazio is not "independent" because he is an executive officer of Metropolitan Bank Holding Corp. The Board has not yet elected to designate Anthony J. Fabiano as "independent" due to his recent previous employment as an executive officer of the Company, although in the future the Board could choose to designate Mr. Fabiano as "independent" as defined in the listing standards of the NYSE because it has been more than three years since he ceased serving as an executive officer of the Company.

Family Relationships

There are no family relationships between any of the Company's executive officers or directors.

Director Skills

    The Governance Committee evaluates a matrix that identifies certain skills that it considers particularly valuable in the effective oversight of the Company and its business. The following matrix depicts those skills and the number of directors who have significant strength and experience in such areas, highlighting the diversity of skills on the Board. In addition to the skills listed below, the Board also has directors with experience and expertise in the areas of legal and compliance, government/regulatory and operations. The matrix does not encompass all of the knowledge, skills, or experiences of our directors, and the fact that a particular skill is not listed does not mean that a director does not possess the skill. In addition, the lack of a particular knowledge, skill, or experience with respect to any of our directors does not mean the director is unable to contribute to the decision-making process in that area. The degree and type of knowledge, skills, and experience listed below may vary among the board members.

Skill		# of Directors
Industry Knowledge	Experience in banking, financial services, lending, electronic payments, prepaid cards, and fintech	10/12
Financial Expertise/ Accounting/Auditing	Experience in finance, accounting, and/or auditing	10/12
Commercial/Real Estate Knowledge	Knowledge of real estate markets and financing	7/12
Environmental, Social & Governance	Experience with ESG practices	6/12
Executive Experience	Experience as a CEO and/or Business Head	11/12
Risk Management	Experience in management of business risk at a complex organization	8/12
Technology/Information Security/Cybersecurity	Knowledge of cybersecurity, innovative technology and information technology	3/12
Strategic Planning	Experience in setting goals and creating a roadmap for the future of an organization	12/12
Human Capital Management/Compensation	Experience in hiring and retaining the right people, managing a workforce effectively and optimizing productivity	9/12

Board Diversity

The Board and Governance Committee strongly believe that the Board and the Company benefit from having directors with a diversity of gender, race, ethnicity, viewpoints, and experiences. The charts below depict the diversity of the Board.



(1) Of the diverse directors, one is African American/Black, one is Asian/Hawaiian or Pacific Islander, and one identifies as multiracial/multiethnic.

Board Leadership Structure

The positions of Chairman of the Board and Chief Executive Officer are held by different individuals. The Chairman of the Board provides guidance to the Chief Executive Officer, is active in setting the agenda for Board meetings and presides over meetings of the Board. The Chief Executive Officer is integral in setting the strategic direction for the Company and the day-to-day leadership and performance of the Company. As required by the NYSE rules and as determined by the Board, the Audit, Compensation and Governance Committees are comprised solely of directors who are independent as defined by NYSE rules.

Board's Role in Risk Oversight

The Board of Directors is responsible for overseeing our risk management. The Board's role in the Company's risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, credit, legal, regulatory, strategic, and reputational risks. The Board helps ensure that management is properly focused on risk by, among other things, reviewing and discussing these reports with the appropriate "risk owner(s)" within management as well as the Company's risk identification, risk management and risk mitigation strategies. Board committees also have responsibility for risk oversight in specific areas. The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of the Company's financial statements, compliance with legal and regulatory requirements that may have a material impact on the Company's financial statements, evaluation of the independent auditors' qualifications and independence, and review of the performance of its internal audit and financial risk assessment function and independent auditors. The Governance Committee oversees the nomination process and evaluation of the Board and is responsible for overseeing our corporate governance principles. The Compensation Committee assesses and monitors risks in our compensation program. When a committee receives a report from senior management, the Chairman of the relevant committee reports on the discussion between the committee and management to the full Board at the next Board meeting. This enables the Board and its committees to coordinate their risk oversight responsibilities, particularly with respect to risk interrelationships.

Board's Role in Cybersecurity Oversight

The Board of Directors is responsible for overseeing the Company's cybersecurity program. In connection with carrying out these oversight responsibilities, the Board of Directors delegated certain matters to the Technology Committee (the "Technology Committee") of the Board of Directors. The Technology Committee is central to the Board of Directors' oversight of cybersecurity risks and is responsible for assisting the Board of Directors in its oversight of technology and innovation strategies, as well as developing plans related to information systems and cybersecurity. The Technology Committee meets at least quarterly and is composed of three board members with diverse skills and experience, including risk management, technology, and finance, which the Board of Directors considers to be helpful in overseeing cybersecurity risks. The Technology Committee reports quarterly (and more frequently if necessary) to the Board of Directors on the activities of the Technology Committee since its last report, including material developments with respect to the risks from cybersecurity threats.

One of the primary responsibilities of the Technology Committee is to review reports submitted by the Company's Chief Information Security Officer, Chief Digital Officer and Chief Risk Officer, as well as other officers or employees, regarding cybersecurity threats and incidents in order to assist in coordinating prevention and mitigation efforts. In addition, the Technology Committee conducts an annual review of its own performance and the Company's cybersecurity-related expenditures to identify areas for potential improvement that could benefit the cybersecurity program of the Company.

The Technology Committee also participates in strategic decisions by the Board of Directors by offering recommendations regarding significant investments or initiatives that could impact the Company's cybersecurity, including in connection with the selection and implementation of information technology systems and infrastructure. This involvement is meant to promote the integration of cybersecurity considerations into the broader strategic objectives of the Company by helping the Board of Directors remain aware of the role information security has in the Company's broader risk management framework.

References to the Company website address, www.mcbankny.com, throughout this proxy statement and the accompanying materials are for informational purposes only, or to fulfill specific disclosure requirements of the Securities and Exchange Commission's (the "SEC") rules. These references are not intended to, and do not, incorporate the contents of the Company website by reference into this proxy statement or the accompanying materials.

Corporate Governance Guidelines

The Company maintains Corporate Governance Guidelines, which are posted on the "Governance — Governance Documents" section of the "Investor Relations" page of Metropolitan Commercial Bank's website at www.mcbankny.com.

Meetings in Executive Session

The independent directors, as a group, periodically meet in executive session without any members of the Company's management present.

Director Stock Ownership Guidelines

The Corporate Governance Guidelines provide that each director is encouraged to own shares of common stock of the Company at a level that demonstrates a meaningful commitment to the Company and the Bank, and to better align the director's interests with the Company's stockholders. A director's stock ownership will be one of the factors considered in deciding whether to re-nominate or appoint a director to the Board of Directors of the Company. All directors should acquire shares of the Company's common stock with a value of at least $100,000 (which shall be measured annually in connection with the preparation of the Company's annual meeting proxy statement). Directors are expected to meet the ownership standards within three years from their first day as a director.

Involvement in Certain Legal Proceedings

The Company's executive officers, directors and beneficial owners of greater than 5% of the outstanding shares of common stock are not parties to any material legal proceedings adverse to the Company or have a material interest adverse to the Company. The Company's directors and executive officers are not parties to any material legal proceedings.

Delinquent Section 16(a) Reports

The Company's executive officers, directors and beneficial owners of greater than 10% of the outstanding shares of common stock are required to file reports with the SEC disclosing beneficial ownership and changes in beneficial ownership of Company common stock. SEC rules require disclosure if an executive officer, director or 10% beneficial owner fails to file these reports on a timely basis. No executive officer, director or 10% beneficial owner of shares of Company common stock failed to file ownership reports on a timely basis during 2023.

Attendance at Annual Meetings of Stockholders

Metropolitan Bank Holding Corp. does not have a written policy regarding director attendance at annual meetings of stockholders, although directors are expected to attend these meetings absent unavoidable scheduling conflicts. All of the Company's directors, except for one, attended the 2023 Annual Meeting of Stockholders.

Communications with the Board

Any stockholder who wishes to contact the Company's Board or an individual director may do so by writing to: Metropolitan Bank Holding Corp., 99 Park Avenue, 12th Floor, New York, New York 10016, Attention: Corporate Secretary. The letter should indicate that the sender is a stockholder and if shares are not held of record, should include appropriate evidence of stock ownership. In addition, other interested parties may contact the Company's independent directors by writing to the address above. Communications are reviewed by the Corporate Secretary of the Company and are then distributed to the Board or the individual director, as appropriate, depending on the facts and circumstances outlined in the communications received. The Corporate Secretary of the Company may attempt to handle an inquiry directly or forward a communication for response by the director or directors to whom it is addressed. The Corporate Secretary of the Company has the authority not to forward a communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal or otherwise inappropriate.

Board Meetings

The Company Board met fourteen times and the Bank Board met seventeen times during the fiscal year ended December 31, 2023. No director attended fewer than 75% of the total number of Board meetings and committee meetings on which he or she served (during the period in which he or she served) that were held during the fiscal year ended December 31, 2023.

Code of Ethics

The Company's Board has adopted a code of ethics (the "Code of Ethics") that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics is available upon written request to the Corporate Secretary, Metropolitan Bank Holding Corp., 99 Park Avenue, 12th Floor, New York, New York 10016 or on the "Governance — Governance Documents" section of the "Investor Relations" page of Metropolitan Commercial Bank's website at www.mcbankny.com.

If the Company amends or grants any waiver from a provision of the Code of Ethics that applies to its executive officers, the Company will publicly disclose such amendment or waiver on its website and as required by applicable law.

Human Capital Resources

Our employees are vital to our success and growth and are considered one of our greatest assets. The experience, knowledge, and customer service excellence they bring every day differentiates us from our competitors. We consider our relationship with our employees to be good. As of December 31, 2023, the Company employed 275 full-time employees, and 2 part-time employees, none of whom are represented by a collective bargaining agreement. This is an increase of 36 employees, or approximately 14.9%, from December 31, 2022 to support our expanding businesses and to support risk management in the Company's Lending, Deposits and Cash Management business lines, as well as in the Financial Crimes Compliance, Human Resources, Risk Management, Operations and Technology groups.

Talent Acquisition and Retention

The Company employs a business model that combines high-touch service, emerging technologies, and the relationship-based focus of a community bank. We offer a suite of banking and financial services to businesses and individuals. Management seeks to hire, develop, promote, and retain well-qualified employees who are aligned with the Company's business model and reflect the community.

The Company's selection and promotion processes are designed to be without bias and include the active recruitment of minorities and women. The ratios of women and men in the Company are 47% and 53% at December 31, 2023, respectively, which is relatively unchanged from December 31, 2022. Approximately 35.4% of the employees identified as minorities at December 31, 2023, as compared to 34.4% at December 31, 2022. Within that percentage, 19.1% identify as women, which is unchanged from December 31, 2022. The Company defines minorities as the following groups based on the U.S. Department of Labor Affirmative Action definition: Black or African American, Hispanic, or Latino, Native Hawaiian or Other Pacific Islander, and American Indians/Alaskan Natives.

To attract and retain high performing talent, the Company offers competitive, performance-based compensation and a benefits plan that includes comprehensive health care coverage, supplemental healthcare benefits, a 401(k) plan with a Company match, company sponsored life and disability insurance, voluntary life and AD&D insurance, commuter benefits, flexible spending accounts and health savings accounts, wellness programs, an Employee Assistance Program, paid time-off and leave policies, including paid maternity/paternity leave. The Company also offers an Employee Referral Program that allows employees to earn a referral bonus by recommending candidates for open positions.

In 2023, the Company implemented a new recruiting platform to streamline and improve the candidate experience. The system is a collaborative tool and is a convenient way to easily record feedback and to create a structured interview process with the goal of creating a formal, bias-free hiring process. Following the implementation of the new recruiting platform, the Company implemented a new onboarding platform to engage and integrate new employees in preparing for their career with the Company. The Company also implemented a new background check and I-9 verification platform to improve the depth and timeliness of the background check and work authorization processes.

Training and Development

The training and development of employees is a priority. The Company encourages and supports the growth and development of its employees and, whenever possible, seeks to fill positions by promotion and transfer from within the organization. New job openings are posted internally with guidelines for employees to apply. This allows for career advancement and new learning opportunities, as well as benefiting the Company by organically building its bench strength to support future growth.

The Company conducts a comprehensive New Employee Orientation for all new hires. In 2023, the Company enhanced the New Employee Orientation to provide a more comprehensive welcome experience. All employees are required to complete assigned Compliance, BSA/Anti-Money Laundering, Enterprise Risk, Information Security/Cybersecurity, Fraud Prevention and technical training courses annually via the Company's Learning Management System ("LMS"). Employees are also periodically assigned professional skills training via the LMS. The Board of Directors receives on-site training in these areas as well as through the LMS. Additional Cybersecurity and Information Security updates and refreshers are provided periodically throughout the year.

The Company provides in-person training to employees on topics such as Cybersecurity, Enterprise Risk, Compliance, Technology, Strategic Planning, Goal Setting, and Employee Benefits. In addition, informal learning opportunities are available for employees such as attending Committee meetings to better understand the business, meeting with senior level staff and cross-training within their own department, as well as other departments of interest. To further their education, employees are encouraged to attend external business-related training seminars, conferences, and networking opportunities, which are paid for by the Company.

In 2023, the Company offered on-site training on its' 401(k) plan's features and available investments. A licensed investment advisor delivered the educational sessions in a group setting and also provided one-on-one sessions for those who requested individualized guidance.

Formal Management Skills training was conducted in 2023 for those employees who were newly promoted, those seeking to be promoted, and those who were interested in a refresher on the guiding principles of management. The training was conducted by the American Management Association on-site at the Company headquarters over four days. In addition, onsite Conflict Management training was also conducted by the American Management Association over two days in a continued effort to build upon this Management Training Series. This training series will further support the development of employees.

The Company continues to utilize the Employee Career Path Program that it implemented in 2022 to empower employees to have direct input over their career path. The employee and their manager meet one-on-one to define a pathway for learning and career progression. They have regular check-ins throughout the year to ensure the employee is on track to accomplish the goals identified. A template is provided to the manager by Human Resources so both the manager and employee have the opportunity to document the goals they establish together, identify strengths, and areas for development, as well as document their next meeting dates. The program allows for clear and consistent communication throughout the process. In 2023, the Company implemented the Individual Career and Performance Goals Program as part of the New Hire Onboarding process to assist new hires and their managers in creating an open dialogue regarding their career and performance goals from the onset of their tenure.

In 2023, the Company conducted on-site Harassment Prevention and Diversity, Equity and Inclusion (DE&I) training to the Board of Directors and to all Company employees. The employee training consisted of separate manager and staff sessions. This training will be a continued focus going forward to maintain a professional and respectful working environment.

The Company has an Employee Engagement Committee ("EEC") comprised of employees from many different departments who organize events to support community-based functions, employee interests, educational sessions around different cultures, and volunteerism, among other activities. A number of educational lunch and learn sessions were presented to employees in 2023 on various business activities in which the Company engages. These sessions were well received by the employees and the EEC plans on delivering additional sessions in 2024.

Environmental, Social and Governance (ESG)

In 2022, the Company formalized its ESG initiative and established the ESG Working Group. This cross-functional team comprising of representatives from across the Company reports to the Governance Committee, under the oversight of the Board of Directors. The ESG Working Group is responsible for (a) overseeing the Company's efforts to identify and mitigate current and emerging ESG-related matters that may affect the business, operations, performance or public image of the Company, and progression of the Company's overall ESG strategy; (b) evaluating and reporting on the Company's overall ESG-related performance; and (c) overseeing the performance of personnel dedicated to each of the Company's priority ESG topics.

During 2023, the Company partnered with a sustainability consultant in the execution of its ESG initiative. This included identifying ESG priorities through an analysis of industry trends, regulations, and feedback from internal stakeholder interviews and members of the ESG Working Group. The Company has also built out a governance structure and outlined an ESG roadmap. Moving forward, the ESG Working Group will lead the Company in implementing the ESG strategy, including specific programs and initiatives on priority ESG topic areas. Related progress and performance measurement will be highlighted in future public reporting.

Safety, Health and Welfare

The safety, health and wellness of our employees is a top priority. During the COVID-19 pandemic, the Company continued to responsibly serve the needs of its customers while prioritizing the health and safety of employees. The Company continues to monitor current law and guidance on COVID-19, and the Human Resources Department works closely with the employees to assist and provide accurate information.

Employee Wellness

The wellness of our employees is a priority. In 2023, the Company partnered with a corporate provider of fitness and wellness services. This benefit offers a wide range of workout activities and applications which offer activities like meditation, nutrition, therapy, and one-on-one sessions online. This membership is subsidized by the Company for the employees and has been well received. Additionally, the Company receives an annual reimbursement for a wellness initiative of the Company's choosing from our healthcare benefits provider.

Anti-Hedging Policy

The Company's Insider Trading Policy and Corporate Governance Guidelines each include a prohibition on hedging by its directors, executive officers and employees, even when permitted by law, to further align the Company's executives, directors and employees with stockholders. The Company's Insider Trading Policy and Corporate Governance Guidelines each prohibit the Company's directors, executive officers and employees from engaging in speculative transactions in derivatives of the Company's securities, such as puts, calls, options (other than those granted under the Company's benefit plans) or other derivatives. Transactions that are otherwise designed to hedge or offset the economic risk of owning shares of Company common stock are also prohibited. The Company's Corporate Governance Guidelines are available on the "Governance — Governance Documents" section of the "Investor Relations" page of Metropolitan Commercial Bank's website at www.mcbankny.com.

Insider Trading Policy

The Company has policies and procedures in place that it believes are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the NYSE listing standards. The Company's Insider Trading Policy prohibits any director, executive officer or employee who is aware of material nonpublic information relating to the Company from, directly or through family members or other persons or entities, (i) buying or selling securities of the Company (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1), or engaging in any other action to take personal advantage of that information or (ii) passing that information on to others outside the Company, including family and friends. In addition, the Company's Insider Trading Policy provides that no director, officer or other employee of the Company who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company's securities until the information becomes public or is no longer material. The Company's Insider Trading Policy also prohibits, among other things, short-term trading of the Company's securities, short sales of the Company's securities, holding securities in a margin account, and hedging and other derivative transactions.

Committees of the Board

We conduct business through meetings of the Company's Board and its committees. The Boards of Directors of the Company and the Bank have established the standing committees discussed below.

Standing Committees of the Company's Board. The standing committees of the Company's Board include an Audit Committee of the Board (the "Audit Committee"), the Compensation Committee, and the Governance Committee. Each of these committees operates under a written charter available on the Company's website at www.mcbankny.com. The charter governs the committees' composition, responsibilities, and operations. The following table provides the membership of those committees and the number of meetings each committee held in 2023.

Director	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Mark J. DeFazio			
Anthony J. Fabiano			
Dale C. Fredston			X*
David J. Gold	X	X	X
Harvey M. Gutman			X
Terence J. Mitchell		X	X
Chaya Pamula	X		
Robert C. Patent		X	X
Maria F. Ramirez	X		
William Reinhardt	X*	X	X
Katrina Robinson			X
George J. Wolf, Jr.	X	X*	
Number of meetings in 2023	12	5	5

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* Denotes Chairperson.

Standing Committees of the Bank's Board of Directors. The standing committees of the Bank's Board of Directors include an Operational Risk Management Committee (the "ORM Committee"), Asset/Liability Management Committee ("ALCO"), Asset Recovery Group Committee (the "ARG Committee"), Credit Committee, Compliance Oversight Committee (the "COC"), and the Technology Committee. The following table provides the membership of those committees and the number of meetings each committee held in 2023.

Director	ORM Committee	ALCO	ARG Committee	Credit Committee**	COC	Technology Committee
Mark R. DeFazio**	X	X	X	X		X
Anthony J. Fabiano	X				X	X
Dale C. Fredston	X				X	
David J. Gold**			X	X		
Harvey M. Gutman**		X	X	X		
Terence J. Mitchell	X*				X*	X
Chaya Pamula	X	X				X*
Robert C. Patent**		X	X*	X*		
Maria F. Ramirez	X	X*				
William Reinhardt**	X	X	X	X	X	
Katrina Robinson	X	X				
George J. Wolf, Jr.						
Number of meetings in 2023	4	4	4	31	17	4

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* Denotes Chairperson.

** Denotes permanent members of the Credit Committee — additional members rotate quarterly.

Each of the Company's and the Bank's Board of Directors may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and its corporate governance documents.

Corporate Governance and Nominating Committee. The Governance Committee is responsible for making recommendations to the Company's Board regarding candidates for directorships and determining the size and composition of the Board and its committees. In addition, the Governance Committee is responsible for making recommendations to the Board concerning governance matters. The Governance Committee has adopted a written charter that, among other things, specifies the scope of its authority and responsibilities. Among other things, the Governance Committee:

- identifies qualified individuals to be directors consistent with the criteria approved by the Board and recommends director nominees to the full Board;

- reviews the structure and composition of the committees of the Board;

- develops and recommends procedures for reviewing stockholder recommendations for director nominees;

- assists in setting the Company's general strategy with respect to environmental performance, health and safety, corporate responsibility, corporate governance, sustainability, and other public policy matters relevant to the Company and considers, recommends and reviews policies, practices, systems and disclosures that conform with the strategy;

- reviews related party transactions as required;

- develops and recommends any changes to the Corporate Governance Guidelines; and

- annually reviews the Governance Committee's charter and the committee's performance.

The Governance Committee also conducts an annual evaluation to determine whether the Board and its committees are functioning effectively, which includes determining the evaluation method and criteria for the annual evaluation of the composition, competence and performance of the Board and its committees. The Governance Committee may retain consultants or advisors to assess the performance and effectiveness of the Board and its committees. The results of these evaluations are submitted to the Board, which takes appropriate action based on the Board's assessment of the performance evaluations.

The Governance Committee is composed solely of members who satisfy the applicable independence requirements of the NYSE and as determined by the Board.

The Governance Committee identifies nominees by evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business, including the skills categories highlighted in the "Director Skills" section and corresponding table above, and who are willing to continue in service are first considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining new perspectives. If any member of the Board does not wish to continue in service, if the Governance Committee or the Board decides not to re-nominate a member for re-election, or if the size of the Board is increased, the Governance Committee would solicit suggestions for director candidates from all Board members and may consider candidates submitted by stockholders. In addition, the Governance Committee is authorized by its charter to engage a third party to assist in the identification of director nominees.

The Governance Committee would seek to identify a candidate by evaluating the following criteria:

- *Contribution to the Board* — The extent to which the candidate would contribute to the range of talent, skill and expertise appropriate for the Board;

- *Experience* — The candidate's relevant financial, regulatory and business experience and skills, including the candidate's knowledge of the banking and financial services industries, familiarity with the operations of public companies and ability to read and understand fundamental financial statements;

- *Integrity* — The candidate's personal and professional integrity, honesty and reputation;

- *Stockholder Interests and Dedication* — The candidate's ability to represent the best long-term interests of the Company and its stockholders;

- *Independence* — Any material relationships between a candidate and the Company and the Bank (including those set forth in NYSE listing rules) that might impact objectivity and independence of

thought and judgment, as well as the candidate's ability to serve on any Board committees that are subject to additional independence requirements;

- ***Diversity*** — The diversity of gender, race, ethnicity, age, cultural background and professional experience of a candidate; and
- ***Additional Factors*** — The current size of the Board, the number of independent directors and the need for Audit Committee expertise.

Procedures for the Consideration of Board Candidates Submitted by Stockholders

The Governance Committee has adopted procedures for the consideration of Board candidates submitted by stockholders. Stockholders can submit the names of candidates for director by writing to the Corporate Secretary of the Company, at Metropolitan Bank Holding Corp., 99 Park Avenue, 12th Floor, New York, New York 10016. In reviewing a candidate recommended by a stockholder, the Governance Committee will apply the criteria for candidates generally utilized by the Board of Directors and the Governance Committee from time to time and will consider the additional information referred to below. The submission by a stockholder must include the following information:

- A statement that the writer is a stockholder and is proposing a candidate for consideration by the Governance Committee;
- A statement from the candidate that they will be willing to serve as a director if elected;
- The name and address of the stockholder as they appear on the Company's books, the number of shares and the length of holding period of the Company's common stock that are owned beneficially by the stockholder (if the stockholder is not a holder of record, appropriate evidence of the stockholder's ownership will be required);
- A statement as to whether the stockholder is being compensated, financed or indemnified by any third party for making the proposal;
- A representation that such stockholder intends to appear at the meeting to nominate the nominee named in the stockholder's notice;
- The name, age, address and contact information for the candidate, and the number of shares of common stock of the Company that are owned by the candidate (if the candidate is not a holder of record, appropriate evidence of the candidate's share ownership should be provided);
- A description of all arrangements or understandings between the nominating stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;
- A statement of the candidate's business background and experience and all other information relating to such person that would indicate such person's qualification to serve on the Company's Board of Directors;
- A notarized certification from the candidate regarding whether the candidate has been the subject of certain legal or administrative proceedings, bankruptcies, judgments, or orders;
- A statement that such stockholder will notify the Company as promptly as practicable of any determination by the stockholder to no longer solicit proxies in support of the proposed nominee;
- A description of any material pending legal or administrative proceedings involving the candidate; and
- Such other information regarding the candidate or the stockholder required by the Company's Amended and Restated Bylaws or as would be required to be included in the Company's proxy statement pursuant to SEC Regulation 14A.

To be timely, the submission of a candidate for director by a stockholder must be received by the Company at least 90 days before the anniversary date of the proxy statement relating to the preceding year's annual meeting of stockholders; provided, that if the date of the annual meeting is advanced or delayed by more than 30 days from the anniversary of the preceding year's annual meeting, a stockholder's submission of a candidate

will be timely if received by the Company no later than the 10th day following the day on which public announcement of the date of the annual meeting was first made.

Audit Committee.   The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of the Company's financial statements, compliance with legal and regulatory requirements that may have a material impact on the Company's financial statements, evaluation of the independent auditors' qualifications and independence, and review of the performance of its internal audit and financial risk assessment function and independent auditors.

The Audit Committee has adopted a written charter that among other things, specifies the scope of its authority and responsibilities. Among other things, the Audit Committee:

- appoints, evaluates and determines the compensation and independence of the Company's independent auditors;

- reviews and pre-approves both audit and permissible non-audit services to be performed by the Company's independent auditors;

- reviews the quality and integrity of the Company's financial statements;

- reviews disclosure controls and procedures, internal controls, the internal audit function and corporate policies with respect to financial information;

- oversees any investigations into complaints concerning financial matters; and

- annually reviews the Audit Committee charter and the committee's performance.

The Audit Committee works closely with management as well as the Company's independent auditors. The Audit Committee has the authority to obtain advice and assistance from and receive appropriate funding to engage outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

The Audit Committee is composed solely of members who satisfy the applicable independence and other requirements of the SEC and the New York Stock Exchange (the "NYSE") for audit committees and all such members have been determined to be independent by the Board. The Audit Committee has determined that directors William Reinhardt and David Gold each qualify as an "audit committee financial expert" as that term is defined in the rules and regulations of the SEC.

Audit Committee Report

Management has the primary responsibility for the Company's internal controls and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board and issuing an opinion thereon. The Audit Committee's responsibility is to monitor and oversee those processes. As part of its ongoing activities, the Audit Committee has:

- reviewed and discussed with management and the independent public accountants, the Company's audited consolidated financial statements for the year ended December 31, 2023;

- met with the Company's Chief Executive Officer, Chief Financial Officer, internal auditors and the Company's independent registered public accounting firm, both together and in separate executive sessions, to discuss the scope and the results of the audits and the overall quality of the Company's financial reporting and internal controls;

- received from and discussed with the independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board; and

- received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and have discussed with the independent registered public accounting firm their independence from the Company.

In performing these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm who, in its report, expressed an opinion on the conformity of the Company's consolidated financial statements with generally accepted accounting principles ("GAAP"). The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the financial statements are presented in accordance with GAAP, that the audit of the financial statements has been carried out in accordance with GAAP or that the independent registered public accounting firm is "independent."

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the Securities and Exchange Commission.

This Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 (as amended, the "Securities Act") or the Exchange Act, except to the extent that the Company specifically incorporates this information by reference and shall not otherwise be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission under the Securities Act or the Exchange Act.

This report has been provided by the Audit Committee:

> William Reinhardt (Chair)
> Dale C. Fredston
> David J. Gold
> Terence J. Mitchell
> Chaya Pamula

Compensation Committee.   The Compensation Committee is responsible for discharging the Board's responsibilities relating to the compensation of the executive officers and directors. The Compensation Committee has adopted a written charter that, among other things, specifies the scope of its authority and responsibilities. Among other things, the Compensation Committee:

- evaluates and modifies compensation strategies;

- reviews and approves objectives relevant to executive officer compensation;

- evaluates performance and recommends the compensation of the Chief Executive Officer and other executive officers in accordance with those objectives;

- reviews and oversees the Company's compensation and benefit plans;

- recommends to the Board, compensation for directors;

- prepares the Compensation Discussion and Analysis to be included in the Company's proxy statements; and

- annually reviews the Compensation Committee charter and the committee's performance.

The Compensation Committee is composed solely of members who satisfy the applicable independence requirements of the SEC and the NYSE and all such members have been determined to be independent by the Board. The Compensation Committee operates under a written charter.

Analysis of Compensation Risk.   In setting compensation, the Compensation Committee considers the risks to Company stockholders that may be inherent in the compensation program and to achievement of the Company's goals. Based on its review, the Compensation Committee believes the Company's compensation programs represent an appropriate balance of short-term and long-term compensation and do not encourage executive officers or other employees to take unnecessary or excessive risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee's review also considered the Company's internal controls, policies, and risk-mitigating components in the Company's incentive arrangements currently in place.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis ("CD&A") describes our compensation philosophy, methodologies and our current practices with respect to the remuneration programs for our Named Executive Officers ("NEOs"). The compensation programs covering our NEOs are established, evaluated and maintained by the Compensation Committee. The Compensation Committee is comprised entirely of independent directors as defined by the NYSE listing requirements and SEC regulations. The NEOs for the fiscal year ended December 31, 2023 are:

- Mark R. DeFazio: President and Chief Executive Officer

- Scott Lublin: EVP and Chief Lending Officer

- Greg Sigrist: EVP and Chief Financial Officer

- Daniel Dougherty: EVP and Chief Financial Officer

- Laura Capra: EVP and Head of Retail Banking

- Nick Rosenberg: EVP and Head of Global Payments Group

Daniel Dougherty was promoted to Executive Vice President and Chief Financial Officer of the Company on November 6, 2023 following Gregory Sigrist's resignation from those same positions on October 31, 2023.

2023 Financial and Strategic Highlights

In 2023, we delivered strong financial performance notwithstanding the significant challenges of the operating environment. The Fed Funds target rate was increased by a total of 75 basis points and the yield curve was significantly inverted throughout 2023. High and rising short term interest rates, combined with fierce competition for deposits led to a significant increase in our cost of funds during 2023. As well, the bank completed its exit from the crypto deposit vertical. Despite these headwinds, the Bank remains in a capable position to support our clients, with strong profitability, ample liquidity and strong capital levels. We were able to achieve the following results for 2023:

- Net income was $77.3 million for 2023, or $6.91 per diluted common share, compared to $59.4 million for 2022, or $5.29 per diluted common share. 2022 results included a $35.0 million regulatory settlement reserve and 2023 results included a $5.5 million reversal of the regulatory settlement reserve.

- Loans at December 31, 2023 were $5.6 billion, an increase of $784.3 million from December 31, 2022.

- Total deposits at December 31, 2023 were $5.7 billion, an increase of $459.4 million from December 31, 2022 despite the outflow of $491 million of crypto-related deposits.

- Net interest margin was 3.49% for 2023, unchanged from 2022.

- 2023 results include a $5.5 million reversal of the regulatory settlement reserve established in 2022.

- At December 31, 2023, the Company and Bank were "well capitalized" across all measures of regulatory capital, with total risk-based capital ratios of 12.8% and 12.5%, respectively.

Pay Program and 2023 Compensation Overview

The Compensation Committee establishes and oversees the compensation practices, including the determination of base salary and annual and long-term incentives. The Compensation Committee understands the importance of human capital management to our long-term success. Compensation plans are designed to encourage the achievement of strategic objectives, to create stockholder value, to recognize individual performance, and to allow the Company to effectively compete for, retain and motivate talented executives critical to its success.

Element	Type	2023 Highlights
Base Salary	Fixed	When setting base salaries, the Compensation Committee considers factors such as experience, responsibilities, job performance, and market compensation information.
		In 2023, the Compensation Committee approved base salary increases for all NEOs other than Mr. DeFazio.
Short-Term Cash Incentive Compensation (Annual Incentive Plan)	Variable	The Company maintains a performance-based annual cash incentive plan for the NEOs, which is contingent on the achievement of pre-established financial results for the Company and individual performance objectives tied to each NEO's specific role and responsibilities. The financial performance metrics generally have threshold, target and maximum goals to further align pay with performance.
Long-Term Incentive Awards (Equity)	Variable	The Compensation Committee, in its discretion, determines equity grants for the NEOs after considering each executive's performance, previous grant history, comparison to our peer group, and retention needs.

Compensation and Governance Practices

Our executive compensation programs have strong governance components that support the pay-for-performance philosophy of our Compensation Committee and align the executive compensation program with the long-term interests of our stockholders.

WHAT WE DO	WE DO NOT
✓ Use an independent compensation consultant that is retained by and reports to the Compensation Committee	✗ Permit hedging of Company stock
	✗ Encourage excessive risk-taking through our compensation programs
✓ Tie a significant portion of executive compensation to performance	✗ Provide supplemental executive retirement plans
	✗ Offer excessive executive perquisites
✓ Conduct an annual risk assessment of our compensation programs	
✓ Mitigate compensation risk by subjecting annual and long-term incentive plans to payment caps	
✓ Maintain a compensation clawback policy	
✓ Use stock ownership guidelines for executive officers	

Compensation Philosophy

Our compensation philosophy is aligned with the values that shape the Company's culture: high performance, risk management, accountability and execution of the Company's mission. The Company's compensation programs reflect our culture of accountability and stability, encouraging financial safety and soundness while discouraging excessive risk taking in accordance with federal banking agency guidelines. We believe that compensation should closely reflect the achievement of results, which is reflected in our performance-based targeting philosophy. Utilizing performance measures that incentivize value creation for stockholders and are based on metrics of certain high-performing peers, we align the executive's team priorities with stockholders' interests and do not encourage unnecessary risk. We believe the long-term value of our carefully coordinated compensation approach will continue to produce strong stockholder returns.

The policies and underlying philosophy governing the Company's executive compensation program, as endorsed by the Compensation Committee and the Board of Directors, are designed to accomplish the following:

- Maintain a compensation program that is competitive in the marketplace.

- Provide opportunities that align pay with the Company's annual and long-term performance goals.

- Align NEO compensation with the Company's performance.

- Manage the risk profile of the Company by aligning risk mitigation within the performance of individual and Company-wide goals.

- Encourage achievement of strategic objectives and the creation of stockholder value.

- Recognize and reward individual initiative and achievements while managing risk.

- Maintain an appropriate balance between base salary and short- and long-term incentive opportunities.

- Allow the Company to compete for, retain and motivate talented executives critical to its success, consistent with its compensation philosophy.

Compensation Determination Process

Role of Compensation Committee

The Compensation Committee is responsible for the creation, implementation, and administration of the overall compensation program for the CEO and other executive officers. The Compensation Committee takes into consideration the recommendations of the CEO for executive officers other than himself, as well as considering and making recommendations concerning compensation, benefit plans, and implementation of sound personnel policies and practices Company-wide. The Compensation Committee has the following responsibilities:

- Review the overall human resource development and compensation strategy for the CEO, executive officers and directors.

- Evaluate CEO performance, approve annual goals and evaluate total compensation.

- Evaluate and recommend to the Board the amount of and composition of the compensation of the Company's non-CEO executive officers.

- Evaluate the annual executive incentive compensation plan in light of participation, goals and budgetary considerations.

- Review, evaluate and oversee the Company's compensation and benefit plans, including the incentive and equity-based plans.

- Administer the Company's stock benefit plans.

The Compensation Committee reviews, evaluates and recommends to the full Board of Directors the amount of and composition of the compensation of the CEO and our non-CEO executive officers, including annual base pay, incentive compensation and/or equity grants. The full Board has ultimate responsibility for approving the compensation of our CEO and our non-CEO executive officers, after considering the recommendation from the Compensation Committee.

Role of Compensation Consultant

In 2023, the Compensation Committee continued to retain the services of FW Cook to provide executive compensation consulting services. FW Cook helped facilitate the executive officer compensation process, including the creation of a compensation peer group for comparing our NEOs' compensation to the market, and FW Cook assisted in the preparation of certain proxy statement disclosures. FW Cook reported directly to the Compensation Committee, who has the authority, in its sole discretion, to retain any adviser to assist in the performance of its duties or to terminate any advisor to the Compensation Committee. The Compensation Committee determined that FW Cook is independent and that there is no conflict of interest resulting from retaining FW Cook during 2023 after taking into account the factors set forth in the SEC rules.

Role of Management

Management assists the Compensation Committee in recommending agenda items for its meetings and by gathering and producing information for these meetings. The CEO and other executive officers may participate in Compensation Committee meetings to provide background information and other requested items but are not present during the voting on or discussions of their own compensation. The CEO provides recommendations to the Compensation Committee for the other NEOs regarding compensation, performance goals, and other employment-related matters, such as hiring, promotions, terminations and severance payments. The Compensation Committee considers the CEO's recommendations but retains authority to approve or recommend to the Board of Directors compensation decisions to be approved.

Peer Group

The Compensation Committee worked with FW Cook to construct a peer group of banking companies with assets at the time of selection between $3 billion and $12 billion and payment processing companies with revenue at the time of selection between $60 million and $520 million that would have similar needs for executive talent. Although the decisions regarding the compensation levels are guided by the information provided from the peer group and market survey data, the Compensation Committee does not commit to setting our executive pay levels at any particular percentile of the peer group. The Compensation Committee also takes into account the prevailing economic environment, individual performance, experience and the current financial condition of the Company. The 2023 peer group was as follows:

Amalgamated Financial Corp. (AMAL)	Hingham Institution for Savings (HIFS)
Bank First Corporation (BFC)	Merchants Bancorp (MBIN)
Byline Bancorp, Inc. (BY)	National Bank Holdings Corporation (NBHC)
Cantaloupe, Inc. (CTLP)	Pathward Financial, Inc. (CASH)
Cass Information Systems, Inc. (CASS)	QCR Holdings, Inc. (QCRH)
ConnectOne Bancorp, Inc. (CNOB)	The Bancorp, Inc. (TBBK)
Enterprise Bancorp, Inc. (EBTC)	Univest Financial Corporation (UVSP)
EVO Payments, Inc. (EVOP)	Veritex Holdings, Inc. (VBTX)
First Foundation Inc. (FFWM)	Q2 Holdings, Inc. (QTWO)

2023 Pay Components and Compensation Decisions

Base Salary

Annual base salaries are the fixed portion of our NEOs' cash compensation and are established after taking into account several factors including the executive's experience, responsibilities, management abilities and job performance and market compensation information. The Compensation Committee believes that the 2023 base salaries of the Company's NEOs are competitive with companies of similar size, including those in the peer group.

Pay adjustments, if any, are generally made annually, after reviewing overall Company performance, individual performance and market data. In 2023, the Compensation Committee approved base salary increases, ranging from 3.0% to 37.93%, for all NEOs other than our CEO. Our CEO did not receive an increase in base salary for 2023. The Compensation Committee determined the salary increases for the NEOs who received increases based on individual officer and Company performance, the specific duties and responsibilities of each officer (including Mr. Dougherty's appointment to Executive Vice President and Chief Financial Officer), and a compensation comparison to external market data.

The table below shows the NEOs' annual base salaries in 2022 and 2023.

Name	Title	2022 Base Salary	Increase Percentage	2023 Base Salary
Mark R. DeFazio	President & CEO	$980,000	0.0%	$980,000
Scott Lublin	EVP & CLO	$472,443	4.0%	$491,341
Greg Sigrist[1]	EVP & CFO	$374,920	3.0%	$386,168
Daniel Dougherty[2]	EVP & CFO	$290,000	37.93%	$400,000
Laura Capra	EVP & HRB	$373,161	4.0%	$388,088
Nick Rosenberg	EVP & HGPG	$404,771	3.0%	$416,915

_____

(1) Mr. Sigrist resigned from his positions as Executive Vice President and Chief Financial Officer of the Company on October 31, 2023.

(2) Mr. Dougherty was promoted to Executive Vice President and Chief Financial Officer of the Company on November 6, 2023.

Short-Term Incentives — Amended and Restated Executive Annual Incentive Plan ("AIP")

In accordance with the Company's compensation philosophy, a significant portion of the compensation of our NEOs is performance-based and payable only if pre-established Company and individual performance objectives are achieved. For each NEO, target AIP bonuses subject to the achievement of specified performance goals are stated as a percentage of annual base salary. The target AIP bonuses payable to the NEOs for 2023 performance were, as a percentage of their respective annual base salary, as follows: Mr. DeFazio — 102%, Mr. Lublin — 100%, Mr. Dougherty — 75%, Ms. Capra — 100%, and Mr. Rosenberg — 100%.

The Compensation Committee reviews performance against pre-established financial and non-financial goals on an annual basis to determine the short-term cash incentive compensation of our NEOs. Awards under the AIP are substantially based on formulaic scorecard results across performance measure categories. The Compensation Committee reviewed and approved scorecards for each NEO to be used for 2023 performance, which are summarized in the tables below. Payments under the AIP are contingent upon the achievement of pre-established goals relating to objective Company financial metrics for all NEOs, and upon the goals specific to each NEO's area of responsibility. Each of the metrics has an assigned weight and the Compensation Committee established, as applicable, threshold, target, and maximum performance levels for each of the Company financial metrics. In addition, the Company may grant, subject to the approval of the Compensation Committee and the Board of Directors, discretionary short-term incentive payments.

In 2023, the Compensation Committee established a short-term incentive for Mr. DeFazio of $2.0 million, $1.0 million of which was subject to the achievement of specified targets and $1.0 million of which was subject to the discretion of the Board of Directors based on an evaluation of Mr. DeFazio's overall performance in 2023. Upon attaining 100% of the target level of all the metrics shown below, 25% of the short-term incentive was payable in restricted stock units that vest 33.3% per year and 25% of the short-term incentive was payable in cash. The remaining 50% of the short-term incentive was payable in restricted stock units subject to a one-year cliff vesting schedule. All payments are subject to the approval of the Compensation Committee and Board of Directors.

In 2023, the Compensation Committee set a threshold payout at 50% of salary for Messrs. Lublin and Rosenberg and Ms. Capra upon attaining a threshold level of all the metrics, a target payout of 100% of salary upon attaining 100% of the target level of all the metrics, and a maximum payout of 150% of salary of the target opportunity upon attaining certain maximum performance levels. All payments are subject to the approval of the Compensation Committee and Board of Directors.

In 2023, prior to Mr. Dougherty's promotion to Executive Vice President and Chief Financial Officer, the Compensation Committee set a threshold payout at 37.5% of salary for Mr. Dougherty upon attaining a threshold level of all the metrics, a target payout of 75% of salary upon attaining 100% of the target level of all the metrics, and a maximum payout of 112.5% of salary of the target opportunity upon attaining certain maximum performance levels. All payments are subject to the approval of the Compensation Committee and Board of Directors.

The measurements in the AIP for all NEOs are based on the approved 2023 budget in the strategic plan. Each of the NEOs also had additional objective metrics to reflect each individual's specific area of control and responsibility, while retaining accountability for overall Company profitability, risk management and regulatory compliance. The AIP allows for objective goal measurement while also allowing for the exercise of judgment by the Compensation Committee and the Board of Directors. If the Board of Directors determines that a NEO has met or exceeded the requirements for a specific goal, the NEO is given 100% credit for the weighting of a particular category. However, if the Board of Directors determines that a category is met at the applicable threshold expected level, the NEO is given 85% credit for the weighting of a particular performance goal, and for Mr. DeFazio, there is no payout if the Board of Directors determines that a particular performance metric result is below target.

Performance measures, target award opportunities and results for 2023 for each Named Executive Officer are summarized in the tables below. For purposes of determining compliance with the performance measures, net income and ROATCE were each evaluated on an adjusted basis to account for the Company's exit from the digital currency business and other compensation, compliance, legal and regulatory expenses. For further discussion of these adjustments, see "*Pay versus Performance*" below.

Mark DeFazio — President & CEO

| | Performance Goals | | | | Incentive |
	Threshold	Target[1]	Maximum	Outcome	Payout
Annual Net Income Growth of between 8% and 12% Per Year	—	$250,000	—	Target	$250,000[2]
ROATCE (15.0% to 15.6% dependent on Net Income range)	—	$450,000	—	Target	$450,000[3]
Safety and Soundness[4]	—	$300,000	—	Target	$300,000[5]
Total					$1,000,000

(1) No payout if the Board of Directors determines that results are below Target.

(2) Payable $150,000 in cash and $100,000 in restricted stock units, which vests in three equal annual installments beginning on the first anniversary of the date of grant.

(3) Payable $150,000 in cash and $300,000 in restricted stock units, which vests in three equal annual installments beginning on the first anniversary of the date of grant.

(4) The Compensation Committee determines the level and extent of the executive's achievement in the management of the Bank's safety and soundness during the performance period by reviewing the audits of the independent registered public accountant, the results of regulatory examinations, ALCO reports, write-offs, portfolio risk metrics and other metrics/indicators of the safety and soundness of the Bank.

(5) Payable $200,000 in cash and $100,000 in restricted stock units, which vests in three equal annual installments beginning on the first anniversary of the date of grant.

Scott Lublin — EVP & CLO

	Performance Goals				
	Threshold (85%)	Target (100%)	Maximum (118%)	Outcome	Incentive Payout[1]
Annual Net Income Growth of between 8% and 12% Per Year	$ 61,418	$122,835	$184,253	Target	$122,835
ROATCE (15.0% to 15.6% dependent on Net Income range)	$ 61,418	$122,835	$184,253	Target	$122,835
Annual Net Loan Growth (12% year over year)	$ 30,709	$ 61,418	$ 92,126	Maximum	$ 92,126
Net Increase of 60MM in Lending Deposit	$ 30,709	$ 61,418	$ 92,126	Maximum	$ 92,126
Net Charge Offs not to exceed 50 basis points	$ 30,709	$ 61,418	$ 92,126	Maximum	$ 92,126
No net increases in the number of material policy exceptions or in credit file required documentation	$ 30,709	$ 61,418	$ 92,126	Maximum	$ 92,126
Total[2]	$245,670	$491,341	$737,011		$614,176

(1) Payable 25% in cash and 75% in restricted stock units, which vest in three equal installments beginning approximately one year after the date of grant.

(2) Totals may not foot due to rounding.

Daniel Dougherty — EVP & CFO[1]

	Performance Goals				
	Threshold (85%)	Target (100%)[2]	Maximum (118%)[3]	Outcome	Incentive Payout
Annual Net Income Growth of between 8% and 12% Per Year	$ 30,000	$ 60,000	$ 90,000	Target	$ 60,000
ROATCE (15.0% to 15.6% dependent on Net Income range)	$ 30,000	$ 60,000	$ 90,000	Target	$ 60,000
Become established as a trusted partner with executive owners on deposit sourcing and overall pricing	$ 12,000	$ 24,000	$ 36,000	Maximum	$ 36,000
Continue to enhance off-balance sheet funding sources and work across the Company teams to increase capacity, as appropriate	$ 12,000	$ 24,000	$ 36,000	Maximum	$ 36,000
Enhance & automate liquidity pipeline reporting process (loans and deposit options) and lead conversation with executive owners, as appropriate	$ 12,000	$ 24,000	$ 36,000	Maximum	$ 36,000
Continue to drive the weekly loan pricing/target process	$ 12,000	$ 24,000	$ 36,000	Maximum	$ 36,000
Implement internal IRR/Liquidity Platform	$ 12,000	$ 24,000	$ 36,000	Maximum	$ 36,000
Total[4]	$120,000	$240,000	$360,000		$300,000

(1) Mr. Dougherty was promoted to Executive Vice President and Chief Financial Officer of the Company on November 6, 2023. Mr. Dougherty's performance and incentive payout for 2023 was therefore determined consistent with the goals and targets established at the beginning of the performance period in connection with his prior role. Mr. Dougherty's scorecard will be established in a manner consistent with other NEOs for the 2024 performance period.

(2) Payable 50% in cash and 50% in restricted stock units, which vest in three equal installments beginning approximately one year after the date of grant.

(3)   Payable 25% in cash and 75% in restricted stock units, which vest in three equal installments beginning approximately one year after the date of grant.

(4)   Totals may not foot due to rounding.

Laura Capra — EVP & Head of Retail Banking

	Performance Goals				
	Threshold (85%)	Target (100%)	Maximum (118%)	Outcome	Incentive Payout[1]
Annual Net Income Growth of between 8% and 12% Per Year	$ 46,645	$ 97,022	$145,533	Target	$ 97,022
ROATCE (15.0% to 15.6% dependent on Net Income range)	$ 46,645	$ 97,022	$145,533	Target	$ 97,022
Net Deposit Growth of $250 million ($50MM DDA/$200MM money market interest bearing)	$ 48,511	$ 97,022	$145,533	Maximum	$145,533
Maintains high level of customer service satisfaction	$ 19,404	$ 38,809	$ 58,213	Maximum	$ 58,213
Assist in increasing lending deposit relationships	$ 9,702	$ 19,404	$ 29,107	Maximum	$ 29,107
Satisfactory retail audit reports	NA	$ 19,404	$ 19,404	Maximum	$ 19,404
Satisfactory retail regulatory reports	NA	$ 19,404	$ 19,404	Maximum	$ 19,404
Total[2]	$170,907	$388,088	$562,727		$465,705

(1)   Payable 25% in cash and 75% in restricted stock units, which vest in three equal installments beginning approximately one year after the date of grant.

(2)   Totals may not foot due to rounding.

Nick Rosenberg — EVP & Head of Global Payments

	Performance Goals				
	Threshold (85%)	Target (100%)	Maximum (118%)	Outcome	Incentive Payout[1]
Annual Net Income Growth of between 8% and 12% Per Year	$ 52,114	$104,229	$156,343	Target	$104,229
ROATCE (15.0% to 15.6% dependent on Net Income range)	$ 52,114	$104,229	$156,343	Target	$104,229
GPG Pre-Tax Income of 4.895MM	$ 31,269	$ 62,537	$ 93,806	Maximum	$ 93,806
Deposit Growth of 150MM with 10% DDA growth	$ 31,269	$ 62,537	$ 93,806	Threshold	$ 31,269
Effectively manage the pipeline of new business through implementation	$ 10,423	$ 20,846	$ 31,269	Maximum	$ 31,269
Net new relationships increase by 6 to 10 programs year-over-year	$ 20,846	$ 41,691	$ 62,537	Target	$ 41,691
Assist in streamlining risk assessment of new clients and programs	$ 10,423	$ 20,846	$ 31,269	Target	$ 20,846
Total[2]	$208,457	$416,915	$625,372		$427,338

(1)   Payable 25% in cash and 75% in restricted stock units, which vest in three equal installments beginning approximately one year after the date of grant.

(2)   Totals may not foot due to rounding.

Long-Term Incentives

Long-term incentive awards, such as time-based restricted stock units and performance-based stock units, are the third key component of our NEOs' total compensation. The Compensation Committee believes employee stock ownership is significant for our NEOs, thereby aligning the interests of employees and stockholders. The Compensation Committee also believes equity-based compensation complements the short-term cash incentive compensation and helps balance short-term decisions with long-term outcomes. This compensation approach limits an executive's ability to reap short-term gains at the expense of Company's long-term success. This is also an important tool in retaining NEOs.

We provide long-term incentive awards to our executive officers through our stockholder-approved 2022 Equity Incentive Plan (the "Equity Plan"). The Compensation Committee approves all equity award grants and acts as an administrator of the Equity Plan. Factors considered by the Compensation Committee include each executive's performance, previous grant history, comparison to our peer group and retention needs.

The Compensation Committee may grant a mix of time-based restricted stock units and performance-based restricted stock units. The table below shows the time-based restricted stock units that the Compensation Committee granted NEOs in 2023.

| | 2023 Long-Term Incentive Target Awards | |
Named Executive Officer	Time-Based Restricted Stock Units (#)	Performance-Based Restricted Stock Units (#)
Mark DeFazio	26,794	—
Scott Lublin	9,494	—
Greg Sigrist[1]	6,278	—
Daniel Dougherty[2]	1,786	—
Laura Capra	6,624	—
Nick Rosenberg	7,321	—

(1) Mr. Sigrist resigned from his positions as Executive Vice President and Chief Financial Officer of the Company on October 31, 2023.

(2) Mr. Dougherty was promoted to Executive Vice President and Chief Financial Officer of the Company on November 6, 2023.

Additional Compensation Elements

Employment Agreements and Change in Control Arrangements

The Company maintains employment agreements with Mr. DeFazio and Mr. Lublin and change in control agreements with Ms. Capra, Mr. Rosenberg and Mr. Dougherty. The employment agreements set forth Mr. DeFazio and Mr. Lublin's base salary and employee benefits, as well as providing them with the opportunity to receive certain post-employment payments and benefits, including acceleration of equity awards in the case of certain involuntary terminations of employment without cause or resignations for good reason. The employment agreements also prohibit them from recruiting or soliciting our employees or customers or disclosing our confidential information or business practices. The change in control arrangements provide Ms. Capra, Mr. Rosenberg and Mr. Dougherty with the opportunity to receive certain post-employment payments and benefits in the case of certain qualifying terminations of employments following a change in control of the Company or Bank.

Executive Perquisites

Our NEOs do not receive perquisites other than transportation benefits which are detailed in the "*Summary Compensation Table*."

Broad-Based Benefits Programs

Our NEOs participate in the benefit programs that are available to all full-time employees. These benefits include health, dental, vision, life insurance, short-term and long-term disability insurance, healthcare reimbursement accounts, paid vacation, and 401(k) plan matching contributions.

Other Compensation Considerations

Anti-Hedging Policies

The Company's Insider Trading Policy and Corporate Governance Guidelines each include a prohibition on hedging by its directors, and executive officers and employees, even when permitted by law, to further align the Company's executives, directors and employees with stockholders. The Company's Insider Trading Policy and Corporate Governance Guidelines each prohibit the Company's directors, executive officers and employees from engaging in speculative transactions in derivatives of the Company's securities, such as puts, calls, options (other than those granted under the Company's benefit plans) or other derivatives. Transactions that are otherwise designed to hedge or offset the economic risk of owning shares of Company common stock are also prohibited. The Company's Corporate Governance Guidelines are available on the "Governance — Governance Documents" section of the "Investor Relations" page of Metropolitan Commercial Bank's website at www.mcbankny.com.

Insider Trading Policy

The Company has policies and procedures in place that it believes are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the NYSE listing standards. The Company's Insider Trading Policy prohibits any director, executive officer or employee who is aware of material nonpublic information relating to the Company from, directly or through family members or other persons or entities, (i) buying or selling securities of the Company (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1), or engaging in any other action to take personal advantage of that information or (ii) passing that information on to others outside the Company, including family and friends. In addition, the Company's Insider Trading Policy provides that no director, officer or other employee of the Company who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company's securities until the information becomes public or is no longer material. The Company's Insider Trading Policy also prohibits, among other things, short-term trading of the Company's securities, short sales of the Company's securities, holding securities in a margin account, and, as noted below, hedging and other derivative transactions.

Clawback Policy

Consistent with the final SEC rule adopted in October 2022 to implement Section 954 of the Dodd Frank Act and the related NYSE listing standard, the Company adopted an Incentive Compensation Recoupment Policy, commonly referred to as a "clawback policy," on September 26, 2023, which applies to incentive-based compensation received by an executive officer during the three prior fiscal years immediately preceding the year in which the Company is required to issue an accounting restatement. In the event of such an accounting restatement, the Company will seek to recover from executive officers any incentive-based compensation they received that would have been less had it been calculated based on the restated financial statements. Any compensation that is (i) granted, earned, or vested based wholly or in part upon the attainment of any financial reporting measure, and (ii) received on or after October 2, 2023, is subject to potential recoupment under this policy.

Stock Ownership Guidelines for Executive Officers

The Company adopted Stock Ownership Guidelines for Executive Officers on November 28, 2023, which encourage an equity interest in the Company at a level sufficient to assure the Company's stockholders of the NEOs' commitment to value creation while satisfying the executive officers' need for portfolio diversification.

The current stock ownership targets are as follows:

- CEO: 6x annual base salary.

- Other NEOs: 3x annual base salary.

- Other executive officers that are not NEOs: 1x annual base salary.

NEOs are expected to meet the requirements of the Stock Ownership Guidelines for Executive Officers within five years from the Effective Date of the Stock Ownership Guidelines or his/her initial appointment, whichever is later. The number of shares of Company common stock owned by each NEO is provided in the "*Stock Ownership*" section of this proxy statement.

Compensation Policy Risk Assessment

The Compensation Committee reviews the compensation of our NEOs, as well as the overall compensation practices for the organization. Performance incentive programs are reviewed and approved by the Compensation Committee, with the exception of our NEOs, whose compensation is reviewed by the Compensation Committee and subsequently presented to our full Board for approval. An important aspect of the review is an assessment of whether the programs encourage our NEOs or any other employee of the Company to take unacceptable risk, in the short or long term.

Upon due consideration of these items, the Compensation Committee believes that the Company's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on its business or operations.

Tax Deductibility of Executive Officer Compensation

Under Section 162(m) of the Internal Revenue Code of 1986, as amended by the Tax Cuts and Jobs Act enacted on December 22, 2017 (the "Tax Act"), publicly traded companies are subject to limits on the deductibility of executive compensation. Deductible compensation is limited to $1 million per year for each "covered employee," defined as the public company's principal executive officer, principal financial officer, and three additional highest compensated officers during any taxable year of the company beginning after December 31, 2017. For tax years prior to January 1, 2018, compensation that was considered "qualified performance-based compensation" was exempt from this limit. The Tax Act provides "grandfathered" treatment for certain compensation in excess of the $1 million deductibility limitation, including compensation that is "qualified performance-based compensation" within the meaning of Section 162(m) prior to the Tax Act, if payable pursuant to a written binding contract in effect as of November 2, 2017 that is not modified in any material respect thereafter. Now that the qualified performance-based compensation exception is generally no longer available, the Compensation Committee may determine to award compensation that exceeds the deductibility limit under Section 162(m) or otherwise pay non-deductible compensation when it believes that other considerations outweigh the tax deductibility of compensation.

Stockholder Vote on Executive Compensation

At the annual meeting of stockholders of the Company held on May 31, 2023, the Company's stockholders approved, on a non-binding advisory basis, the compensation of the Company's NEOs (commonly referred to as a "Say-on-Pay" vote). The Company's Board considered the recommendations of the stockholders and determined that the Company would not make any material modifications to the compensation decisions and policies for the NEOs.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is currently or was previously an officer or employee of the Company or the Bank. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any company or other entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee of the Board

George J. Wolf, Jr. (Chairperson)
David J. Gold
Terence J. Mitchell
Robert C. Patent
William P. Reinhardt

COMPENSATION MATTERS

Summary Compensation Table

The following table sets forth certain information as to the total compensation paid to the Company's President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer and the three other most highly compensated executive officers of the Company for the fiscal years ended December 31, 2023, December 31, 2022 and December 31, 2021. Each individual listed in the table below is referred to as a "Named Executive Officer."

Name and principal position	Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[2]	Total ($)
Mark R. DeFazio	2023	980,000	1,500,000	500,000	26,460	3,006,460
President and CEO	2022	980,000	3,106,384	500,000	25,710	4,612,094
	2021	800,000	2,991,918	500,000	85,260	4,377,178
Gregory Sigrist[3]	2023	386,168	351,488	—	11,200	748,856
EVP and Chief Financial Officer	2022	374,920	389,340	117,163	10,710	892,133
	2021	360,500	220,500	129,780	9,480	720,260
Daniel Dougherty[4]	2023	400,000	100,000	75,000	11,460	586,460
EVP and Chief Financial Officer	2022	290,000	—	100,000	2,992	392,992
	2021	—	—	—	—	—
Laura Capra	2023	388,088	370,829	116,426	11,460	886,803
EVP and Head of Retail Banking	2022	373,161	367,830	123,610	10,710	875,311
	2021	355,391	360,469	122,610	9,480	847,950
Scott Lublin	2023	491,341	531,498	153,544	11,460	1,187,843
EVP and Chief Lending Officer	2022	472,443	424,918	177,166	10,710	1,085,237
	2021	449,946	2,204,540	250,000	9,480	2,913,966
Nick Rosenberg	2023	416,915	409,831	106,835	11,460	945,040
EVP and Head of Global Payments	2022	404,771	437,853	136,610	10,710	989,944
	2021	389,203	398,816	145,951	9,480	943,450

---

(1) Amounts in this column represent the aggregate grant date fair value of stock awards granted during the year indicated with respect to performance during the prior year. For example, the stock awards granted to the Named Executive Officers in 2023 were for the 2022 performance year. The Named Executive Officers were also granted stock awards in 2024 for the 2023 performance year, which are not shown in the table above. The grant date fair values are calculated in accordance with FASB ASC Topic 718. For additional information on the valuation assumptions for these grants, see Note 14 (Stock Compensation Plan) to our Consolidated Financial Statements included in our Form 10-K for the year-ended December 31, 2023.

(2) For 2023, the amounts set forth in the All Other Compensation column from the table above includes the following items:

| | All Other Compensation | | | |
| | Life insurance premiums ($) | Transportation ($) | 401(k) Employer Contribution ($) | Total ($) |
Name				
Mark R. DeFazio	780	15,780	9,900	26,460
Gregory Sigrist	650	650	9,900	11,200
Daniel Dougherty	780	780	9,900	11,460
Laura Capra	780	780	9,900	11,460
Scott Lublin	780	780	9,900	11,460
Nick Rosenberg	780	780	9,900	11,460

(3) Mr. Sigrist resigned from his positions as Executive Vice President and Chief Financial Officer of the Company on October 31, 2023.

(4) Mr. Dougherty was promoted to Executive Vice President and Chief Financial Officer of the Company on November 6, 2023.

Employment Agreements.   The Company and Metropolitan Commercial Bank have entered into an employment agreement with each of Mark R. DeFazio and Scott Lublin. The employment agreements are substantially similar. Each employment agreement has an initial term of three years and automatically renews daily so that the remaining term will always be three years, unless a notice is provided to the executive that the agreement will not renew. The current base salary for Mr. DeFazio is $1,000,000, and the current base salary for Mr. Lublin is $510,994.38. In addition to the base salary, the agreement provides for, among other things, participation in bonus programs, benefit plans applicable to executive officers and automobile benefits. The executive's employment may be terminated for cause at any time, in which event the executive would have no right to receive unearned compensation or other benefits for any period after termination.

Certain events resulting in the executive's termination or resignation entitle the executive to payments of severance benefits following termination of employment. In the event of the executive's involuntary termination for reasons other than for cause, disability or retirement, or if the executive resigns for good reason (as defined in the agreement) during the term of the agreement, then the executive would be entitled to a cash lump sum payment equal to three times (two times for Mr. Lublin) the executive's base salary plus an amount equivalent to the bonus received by, and/or determined to be paid to, the executive with respect to the year immediately before the year in which such termination occurred. Section 409A of the Internal Revenue Code 1986, as amended, (the "Internal Revenue Code") may require that a portion of the above payments cannot be made until six months after termination of employment. In addition, the executive would become fully vested in any outstanding unvested equity or equity-based awards.

In the event of a change in control of the Company or Metropolitan Commercial Bank, the executive would be entitled to a cash lump sum payment equal to three times (two times for Mr. Lublin) the executive's base salary plus an amount equivalent to the bonus received by, and/or determined to be paid to, the executive with respect to the year immediately before the year in which such change in control occurred. In addition, in the event of the executive's involuntary termination for reasons other than for cause, disability or retirement, or in the event the executive resigns for good reason (as defined in the agreement) in connection with or following a change in control, the executive would become fully vested in any outstanding unvested equity or equity-based awards. Section 4999 of the Internal Revenue Code imposes a 20% excise tax on certain "excess parachute payments" made to "disqualified individuals" (as defined in the Internal Revenue Code) in connection with a change in control. Under Section 280G of the Internal Revenue Code, such "excess parachute payments" are also non-deductible to the Company. If payments that are contingent on a change in control to a disqualified individual (which includes the NEOs) exceed three times the individual's "base amount" (as defined in the Internal Revenue Code), then the amount by which such amount exceeds one times the individual's "base amount" will be deemed an "excess parachute payment." Pursuant to his employment agreement, the Company will reimburse Mr. DeFazio for the amount of the excise tax, if any, and make an additional gross-up payment so that, after the payment of the excise tax and all income and excise taxes imposed on the reimbursement and gross-up payments, Mr. DeFazio would retain approximately the same net after-tax amounts under his employment agreement that he would have retained if there was no excise tax. Neither the Company nor the Bank is permitted to claim a federal income tax deduction for the portion of the change of control payment that constitutes an excess parachute payment, the excise tax reimbursement payment or the gross-up payment. Any payments made to Mr. Lublin will be reduced by the minimum dollar amount necessary to avoid exceeding three times his base amount.

In the event of a disability (as defined in the applicable disability insurance policies), Mr. DeFazio will receive benefits under any short-term or long-term disability plans maintained by Metropolitan Commercial Bank. In the event of a short-term disability, Mr. DeFazio will pay to the Company any amounts he receives as short-term disability payments from the short-term disability insurance policy and the Company will continue to compensate Mr. DeFazio, in the full amount owing to him, as if Mr. DeFazio had not suffered a disability. In the event of a long-term disability, Mr. DeFazio will pay to the Company any amounts he receives as long-term disability payments from the long-term disability insurance policy and the Company will continue to compensate him, in the full amount owing to him, as if he had not suffered a disability, for a period of 30 days. Within 30 days of the date of such disability, Mr. DeFazio would be entitled to a cash lump sum payment equal to three times his base salary plus an amount equivalent to the bonus received by, and/or determined to be paid to, him with respect to the year immediately before the year in which such disability occurred. In addition, Mr. DeFazio would become fully vested in any outstanding unvested equity awards. If Mr. Lublin suffers a disability, his obligations to perform services under his employment agreement would terminate and he would receive benefits under any disability program sponsored by Metropolitan Commercial Bank and become fully vested in any of his outstanding unvested equity or equity-related awards (including any performance-based restricted stock awards).

In the event of the executive's death, the executive's estate will be entitled to a lump sum cash payment, within 30 days of the date of death, equal to the amount of earned but unpaid base salary and benefits, three times (one time for Mr. Lublin) the executive's base salary and an amount equivalent to the bonus received by, and/or determined to be paid to, the executive with respect to the year immediately before the year in which such death occurred. In addition, the executive would become fully vested in any outstanding unvested equity or equity-based awards.

Upon the voluntary termination of the executive's employment without good reason, each executive would be subject to certain restrictions on his ability to solicit employees of the Company and Metropolitan Commercial Bank for a period of one year following the date of termination of employment. Additionally, Mr. Lublin is also subject to certain restrictions on his ability to solicit customers of the Company and Metropolitan Commercial Bank and for a period of one year following the date of termination of employment.

Change in Control Agreements. The Company and Metropolitan Commercial Bank have entered into a change in control agreement with each of Daniel Dougherty, Nick Rosenberg and Laura Capra. During the term of the agreement, if the executive terminates his or her employment for good reason (as such term is defined in the agreement) or the Company terminates his or her employment for a reason other than for cause (as such term is defined in the agreement) on or after a change in control (as defined in the agreement), then Messrs. Lublin and Rosenberg will receive a lump sum severance payment equal to two times (one times for Mr. Dougherty and Ms. Capra) base salary, and, for Mr. Rosenberg only, Mr. Rosenberg will also receive a lump sum severance payment equal to two times the highest rate of bonus earned by Mr. Rosenberg in any one of the three calendar years immediately preceding the year in which the termination of employment occurs. Notwithstanding the foregoing, the payments required under the agreements will be reduced to the extent necessary to avoid penalties under Section 280G of the Internal Revenue Code.

2022 Equity Incentive Plan. The Company's stockholders approved the 2022 Equity Incentive Plan to provide officers, employees and directors of the Company and its affiliates with additional incentives to promote the growth and performance of the Company. Subject to permitted adjustments for certain corporate transactions, the 2022 Equity Incentive Plan authorizes the issuance to participants of up to 358,000 shares of the Company's common stock in the form of grants of restricted stock, restricted stock units and stock options, including incentive stock options and non-qualified stock options, any of which may vest based either on the passage of time or achievement of performance metrics, or a combination of each. Only Awards that are forfeited, expired or settled in cash (or shares subject to awards that were granted under the 2019 Equity Incentive Plan and after March 15, 2022, are forfeited, expired, or settled in cash) are available for reissuance under the 2022 Equity Incentive Plan. Under the 2022 Equity Incentive Plan, the aggregate grant date fair value of all awards granted to any non-employee director during any single calendar year, plus the total cash compensation paid to such director for services rendered for such calendar year, may not exceed $800,000 (or $950,000 in the case of the Chairman of the Board).

The 2022 Equity Incentive Plan is administered by the Compensation Committee. The Compensation Committee has the authority and discretion to select the persons who will receive awards; establish the terms and conditions relating to each award; adopt rules and regulations relating to the 2022 Equity Incentive Plan; and interpret the 2022 Equity Incentive Plan.

The exercise price of stock options granted under the 2022 Equity Incentive Plan may not be less than the fair market value on the date the stock option is granted. Stock options are subject to vesting conditions and restrictions as determined by the Compensation Committee. All restricted stock awards, restricted stock units and stock option grants will be subject to conditions established by the Compensation Committee that are set forth in each recipient's award agreement.

2019 Equity Incentive Plan. The Metropolitan Bank Holding Corp. 2019 Equity Incentive Plan (the "2019 Equity Incentive Plan") was frozen on May 31, 2022, which was the date the Company's stockholders approved the Metropolitan Bank Holding Corp. 2022 Equity Incentive Plan. No awards may be granted under the 2019 Equity Incentive Plan on and after May 31, 2022. Outstanding awards under the 2019 Equity Incentive Plan, which were granted prior to May 31, 2022, continue to be subject to the terms and conditions of the 2019 Equity Incentive Plan.

Amended and Restated Executive Annual Incentive Plan. The Amended and Restated Executive Annual Incentive Plan provides annual bonuses to key management personnel for their contributions to achieving strategic organizational objectives of the Company and Metropolitan Commercial Bank. Bonuses under the plan are determined based on Company-wide performance measurements. Information about the annual bonuses paid to the NEOs for the 2023 fiscal year are described under "Compensation Discussion and Analysis — Short-Term Incentives — Amended and Restated Executive Annual Incentive Plan." At the end of each fiscal year, the Compensation Committee will calculate the amount of the award. Bonuses, if any, will be paid within two and one-half months of the close of the fiscal year end in cash, restricted stock awards, restricted stock units or in a combination of cash, restricted stock awards and restricted stock units.

Grant of Plan-Based Awards

The following table sets forth information on plan-based awards made to the NEOs in 2023.

Name	Grant Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[3] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target (#)	Maximum (#)		
Mark R. DeFazio	RSU	3/1/2023	—	—	—	—	—	—	26,794	1,500,000
	AIP		—	1,000,000	—	—	—	—	—	—
Gregory Sigrist	RSU	3/1/2023	—	—	—	—	—	—	6,278	351,488
	AIP		168,714	386,168	543,634	—	—	—	—	—
Daniel Dougherty	RSU	3/1/2023	—	—	—	—	—	—	1,786	100,000
	AIP		120,000	240,000	360,000	—	—	—	—	—
Laura Capra	RSU	3/1/2023	—	—	—	—	—	—	6,624	370,829
	AIP		170,907	388,088	562,727	—	—	—	—	—
Scott Lublin	RSU	3/1/2023	—	—	—	—	—	—	9,494	531,498
	AIP		245,670	491,341	737,001	—	—	—	—	—
Nick Rosenberg	RSU	3/1/2023	—	—	—	—	—	—	7,321	409,831
	AIP		208,457	416,915	625,372	—	—	—	—	—

(1) The amounts in these columns represent the threshold, target and maximum amounts of potential cash incentive payments that may be earned under the AIP as established by the Compensation Committee. The AIP and awards are described under "Compensation Discussion and Analysis — Short-Term Incentives — Amended and Restated Executive Annual Incentive Plan." The actual amounts earned by each executive, and which were paid in a mix of cash and restricted stock units, are disclosed in the Summary Compensation Table.

(2) The amounts in these columns represent the target number of shares that may be earned with respect to PRSUs granted in 2023. These awards are described under "Compensation Discussion and Analysis — Long-Term Incentives."

(3) The amounts reported are the aggregate grant date fair value of RSU and PRSU awards computed in accordance with FASB ASC Topic 718. Refer to note (1) in the Summary Compensation Table for additional detail on the grant date fair value of awards. Details regarding outstanding stock awards can be found in the Outstanding Equity Awards at Fiscal Year-End table.

Outstanding Equity Awards at Fiscal Year End

The following table provides information concerning unvested restricted stock awards for each NEO as of December 31, 2023. There were no unexercised stock options previously granted to any NEO as of December 31, 2023.

	Stock Awards				
	Stock Award Grant Date	**Number of shares or units of stock that have not vested**	**Fair value of shares or units of stock that have not vested[(1)]($)**	**Equity Incentive Plan Awards: Number of unearned shares, units or other rights that have not vested**	**Equity Incentive Plan Awards: Market or payout value of unearned shares, units or other rights that have not vested[(1)]($)**
Mark R. DeFazio	3/1/2023	8,931[(2)]	494,599	—	—
	3/1/2023	17,863[(3)]	989,253	—	—
	6/1/2022	—	—	20,800[(4)]	1,151,904
	2/23/2022	3,278[(5)]	181,536	—	—
	2/23/2021	3,280[(6)]	181,646	—	—
Daniel Dougherty	3/1/2023	1,786[(2)]	98,909	—	—
Laura Capra	3/1/2023	6,624[(2)]	366,837	—	—
	2/23/2022	2,411[(5)]	133,521	—	—
	2/23/2021	2,365[(6)]	130,974	—	—
Scott Lublin	3/1/2023	9,494[(2)]	525,778	—	—
	2/23/2022	2,786[(5)]	154,289	—	—
	5/3/2021	—	—	10,000[(4)]	553,800
	2/23/2021	1,951[(6)]	108,046	—	—
Nick Rosenberg	3/1/2023	7,321[(2)]	405,437	—	—
	2/23/2022	2,870[(5)]	158,941	—	—
	2/23/2021	2,617[(6)]	144,929	—	—

(1) Based on the $55.38 per share trading price of the Company's common stock on December 29, 2023.

(2) Unvested RSUs granted on March 1, 2023. The units began vesting in three equal annual installments on March 1, 2024.

(3) Shares vested on March 1, 2024.

(4) Shares vested on February 28, 2024.

(5) Unvested RSUs granted on February 23, 2022. The units began vesting in three equal annual installments on March 1, 2023.

(6) Unvested RSUs granted on February 23, 2021. The units began vesting in three equal annual installments on March 1, 2022.

Option Exercises and Stock Vested Table

The following table provides information for each of our NEOs regarding the exercise of stock options and the vesting of stock awards during 2023, value realized upon the exercise of stock options and the vesting of stock awards is based on the market price of company stock on the applicable exercise or vesting date.

| | Options Exercises and Stock Vested | | | |
| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
Mark R. DeFazio	220,200	4,630,806	14,755	825,837
Gregory Sigrist	—	—	2,724	152,299
Laura Capra	—	—	3,571	199,655
Scott Lublin	—	—	3,345	187,019
Daniel Dougherty	—	—	—	—
Nick Rosenberg	—	—	4,053	226,603

(1) Includes the gross number of RSUs that vested or were settled and paid in 2023, and includes any amounts that were withheld for applicable taxes.

(2) This column does not reflect $1,071,552 realized by Mr. DeFazio upon vesting of 19,200 PRSUs on February 28, 2023 and $558,100 realized by Mr. Lublin upon the vesting of 10,000 PRSUs on February 28, 2023. The value of the vested PRSUs is based, in each case, upon the $55.81 closing price of the Company's common stock on February 28, 2023. The delivery of the shares of common stock to be issued in respect of such PRSUs was deferred under the terms of the respective award agreements until February 28, 2024.

This proxy statement does not contain a pension benefits table since the Company did not maintain a defined benefit pension plan as of December 31, 2023.

Nonqualified Deferred Compensation

The following table sets forth information concerning certain restricted stock units awards that either previously vested or vested in 2023, but were not delivered until 2024.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year (#)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[1]
Mark R. DeFazio	—	—	—	—	2,170,896[2]
Gregory Sigrist	—	—	—	—	—
Laura Capra	—	—	—	—	—
Scott Lublin	—	—	—	—	1,107,600[3]
Nick Rosenberg	—	—	—	—	—
Daniel Dougherty	—	—	—	—	—

(1) Value based on the $55.38 closing price of the Company's common stock on December 29, 2023.

(2) Reflects the value of restricted stock units relating to 39,200 shares of the Company's common stock that were delivered to Mr. DeFazio on February 29, 2024. 19,200 of these shares of common stock vested on February 28, 2023, and the remaining 20,000 shares of common stock vested on February 28, 2022. The grant date fair value of these awards was reported in the "Stock Awards" column of the Summary Compensation table in the fiscal years granted. As previously disclosed, an additional 20,800 shares of the Company's common stock vested on February 28, 2024 and were delivered to Mr. DeFazio simultaneously with the 39,200 shares.

(3) Reflects the value of restricted stock units relating to 20,000 shares of the Company's common stock that were delivered to Mr. Lublin on February 29, 2024. 10,000 of these shares of common stock vested on February 28, 2023, and the remaining 10,000 shares of common stock vested on February 28, 2022. The grant date fair value of these awards was reported in the "Stock Awards" column of the Summary Compensation table in the fiscal years granted. As previously disclosed, an additional 10,000 shares of the Company's common stock vested on February 28, 2024 and were delivered to Mr. Lublin simultaneously with the 20,000 shares.

Potential Payments Upon Termination or Change-in-Control

The following table summarizes the estimated payments that would be made to the NEOs upon termination of employment as of December 31, 2023, pursuant to each executive's employment agreement, change in control agreement and equity awards. The amounts shown do not include the executive's vested account balance in the Bank's 401(k) Plan. The amounts shown relating to unvested restricted stock awards, unvested restricted stock units and unvested performance stock units are based on the fair market value of the Company's common stock on December 29, 2023, which was $55.38. The actual amounts to be paid to an executive can only be determined at the time of such executive's separation from service with the Company.

The following table provides the estimated amount of compensation payable to Mr. DeFazio for each of the termination events listed below.

	Termination for Cause ($)[1]	Termination Without Cause or for Good Reason ($)[2]	Payments Due Upon Change in Control ($)[3]	Disability ($)[4]	Death ($)[5]
Cash severance	—	3,440,000	3,440,000	3,440,000	3,440,000
Restricted stock vesting[6]	—	2,998,938	2,998,938	2,998938	2,998,938

The following table provides the estimated amount of compensation payable to Mr. Lublin for each of the termination events listed below.

	Termination for Cause ($)[1]	Termination Without Cause or for Good Reason ($)[2]	Payments Due Upon Change in Control ($)[3]	Disability ($)[4]	Death ($)[5]
Cash severance	—	982,681	982,681	491,341	491,341
Restricted stock vesting[6]	—	1,421,633	1,421,633	1,421,633	1,421,633

The following table provides the estimated amount of compensation payable to Mr. Dougherty for each of the termination events listed below.

	Termination for Cause ($)[1]	Termination Without Cause or for Good Reason ($)[7]	Payments Due Upon Change in Control ($)[7]	Disability ($)[4]	Death ($)[5]
Cash severance	—	400,000	400,000	400,000	400,000
Restricted stock vesting[6]	—	104,785	104,785	104,785	104,785

The following table provides the estimated amount of compensation payable to Ms. Capra for each of the termination events listed below.

	Termination for Cause ($)[1]	Termination Without Cause or for Good Reason ($)[7]	Payments Due Upon Change in Control ($)[7]	Disability ($)[4]	Death ($)[5]
Cash severance	—	400,000	400,000	400,000	400,000
Restricted stock vesting[6]	—	668,838	668,838	668,838	668,838

The following table provides the estimated amount of compensation payable to Mr. Rosenberg for each of the termination events listed below.

	Termination for Cause ($)[1]	Termination Without Cause or for Good Reason ($)[7]	Payments Due Upon Change in Control ($)[7]	Disability ($)[4]	Death ($)[5]
Cash severance	—	1,125,732	1,125,732	1,125,732	1,125,732
Restricted stock vesting[6]	—	709,307	709,307	709,307	709,307

(1) Upon a termination for "cause" (as defined in the applicable agreements), the executive will have no right to receive compensation or other benefits under the employment agreement. In addition, the executive will forfeit all non-vested restricted stock awards.

(2) Under Mr. DeFazio and Mr. Lublin's employment agreement, respectively, upon an involuntary termination for a reason other than for cause or if the executive voluntarily resigns for "good reason" (as defined in the employment agreement): (i) Mr. DeFazio (or, upon death, his beneficiary) would be entitled to receive a severance payment in the form of a cash lump sum equal to the sum of: (i) three (3) times the executive's base salary; plus (ii) an amount equivalent to the bonus payment received by, and/or determined to be paid to, the executive with respect to the year immediately prior to the year in which occurred such termination, and (ii) Mr. Lublin (or, upon death, his beneficiary) would be entitled to receive a severance payment in the form of a cash lump sum equal to two (2) times the executive's base salary. If the executive is a "specified employee" (as defined in Section 409A of the Code), the amounts payable under the employment agreement may be paid on the first day of the seventh month following the executive's separation from service. In addition, Messrs. DeFazio and Lublin's employment agreements provide that in the event of an involuntary termination for a reason other than for cause or if the executive voluntarily resigns for good reason, the executive shall become immediately vested in any outstanding unvested equity or equity-based awards.

(3) Under Mr. DeFazio's employment agreement, upon the occurrence of a change in control, Mr. DeFazio (or, upon death, his beneficiary) would be entitled to receive a severance payment in the form of a cash lump sum equal to the sum of: (i) three (3) times the executive's base salary; plus (ii) an amount equivalent to the bonus payment received by, and/or determined to be paid to, the executive with respect to the year immediately prior to the year in which occurred such termination. Under Mr. Lublin's employment agreement, upon an involuntary termination for a reason other than for cause or if the executive voluntarily resigns for good reason in connection with or following a change in control, Mr. Lublin (or, upon death, his beneficiary) would be entitled to receive a severance payment in the form of a cash lump sum equal to two (2) times the executive's base salary. In addition, Messrs. DeFazio and Lublin's employment agreements provide that in the event of an involuntary termination for a reason other than for cause or if the executive voluntarily resigns for good reason in connection with or following a change in control, the executive shall become immediately vested in any outstanding unvested equity or equity-based awards. Mr. DeFazio would also be entitled to receive a tax indemnification payment if payments under the employment agreement trigger liability under Section 280G of the Code for the excise tax applicable to "excess parachute payments." Because the estimated payments to Mr. DeFazio are not expected to trigger liability under Section 280G of the Code, no tax indemnification payment is reflected in the above table. The employment agreement entered into with Mr. Lublin provides that the change in control severance payment will be reduced by the minimum dollar amount necessary to avoid an excess

parachute payment. The above table discloses the full amount of Mr. Lublin's severance payment, and it is possible that the payment amount would be required to be reduced to avoid liability under Section 280G of the Code for the excise tax applicable to "excess parachute payments."

(4) Under Mr. DeFazio's employment agreement, in the event of a disability (as defined in the applicable disability insurance policies), Mr. DeFazio will receive benefits under any short-term or long-term disability plans maintained by Metropolitan Commercial Bank. In the event of a short-term disability, Mr. DeFazio will pay to the Company any amounts he receives as short-term disability payments from the short-term disability insurance policy and the Company will continue to compensate Mr. DeFazio, in the full amount owing to him, as if Mr. DeFazio had not suffered a disability. In the event of a long-term disability, Mr. DeFazio will pay to the Company any amounts he receives as long-term disability payments from the long-term disability insurance policy and the Company will continue to compensate him, in the full amount owing to him, as if he had not suffered a disability, for a period of 30 days. Within 30 days of the date of such disability, Mr. DeFazio would be entitled to: (x) a cash lump sum payment equal to three times his base salary plus an amount equivalent to the bonus received by, and/or determined to be paid to, him with respect to the year immediately before the year in which such disability occurred, (y) in addition, Mr. DeFazio would become fully vested in any outstanding unvested equity awards, and these amounts are shown in the above table. Under Mr. Lublin's employment agreement, in the event of a disability, Mr. Lublin would be entitled to: a cash lump sum payment equal to one times his base salary and Mr. Lublin would become fully vested in any outstanding unvested equity awards, and these amounts are shown in the above table. Under Mr. Dougherty and Ms. Capra's employment agreement, respectively, in the event of a disability, the executive would be entitled to a cash lump sum payment equal to one times their base salary. Under Mr. Rosenberg's employment agreement, in the event of a disability, the executive would be entitled to a cash lump sum payment equal to two times his base salary.

(5) Under Mr. DeFazio's employment agreement, upon death, the executive's beneficiary would be entitled to receive a payment equal to the sum of: (i) three (3) times the executive's base salary; plus (ii) an amount equivalent to the bonus payment received by, and/or determined to be paid to, the executive with respect to the year immediately prior to the year in which occurred such termination. Under Mr. Lublin's employment agreement, upon death, the executive's beneficiary would be entitled to receive a payment equal to one (1) time the executive's base salary. In addition, Messrs. DeFazio and Lublin's employment agreements provide that upon death, both executives shall become immediately vested in any outstanding unvested equity or equity-based awards. Under Mr. Rosenberg's employment agreement, upon death (subsequent to a change in control or termination of employment (as such terms are defined in the agreement), the executive's beneficiary would be entitled to receive payment equal to two times the executive's base salary. Under Mr. Dougherty and Ms. Capra's employment agreement, respectively, upon death (subsequent to a change in control or termination of employment (as such terms are defined in the agreement), the executive's beneficiary would be entitled to receive payment equal to one times the executive's base salary.

(6) The amount shown reflects the value of non-vested restricted stock awards, restricted stock units and performance shares that become vested.

(7) Messrs. Dougherty and Rosenberg's change in control agreements provide that if the executive terminates his employment for good reason (as such term is defined in the agreement) or the Company terminates his employment for a reason other than for cause (as such term is defined in the agreement) on or after a change in control (as defined in the agreement) and during the term of the agreement, then: (a) Mr. Rosenberg will receive a lump sum severance payment equal to two times the greater of his base salary as of the date of termination or the base salary in effect immediately prior to the date of a change in control and two times the highest rate of bonus earned by Mr. Rosenberg in any one of the three calendar years immediately preceding the year in which the termination of employment occurs, and (b) Mr. Dougherty will receive a cash severance amount equal to one times the greater of the executive's base salary in effect as of the date of termination or the base salary in effect immediately prior to the date of a change in control, payable by lump sum. Notwithstanding the foregoing, the payments required under the change in control agreements will be reduced to the extent necessary to avoid penalties under Section 280G of the Internal Revenue Code. The above table discloses the full amount of the payment, and it is possible that the payment amount would be required to be reduced to avoid liability under

Section 280G of the Code for the excise tax applicable to "excess parachute payments." Ms. Capra's change in control agreement provides that if the executive terminates employment in a qualifying termination (as such term is defined in the agreement), within twelve (12) months following a change in control for reasons other than good cause, the executive will be entitled to a payment equal to the executive's annual base cash compensation.

CEO PAY RATIO

As required by applicable SEC rules, the Company is providing the following information about the relationship of the annual total compensation of the Company's median employee to the annual total compensation of Mr. DeFazio, the Company's Chief Executive Officer and President. For 2023, the Company's last completed fiscal year:

- the annual total compensation of the Company's median employee was $118,083; and

- the annual total compensation of the CEO as reported in the Summary Compensation Table included elsewhere in this proxy statement, was $3,006,460.

Based on this information, for 2023 the CEO's annual total compensation was approximately 25 times that of the annual total compensation of the Company's median employee.

The Company took the following steps to identify its median employee, as well as to determine the annual total compensation of the Company's median employee and its CEO.

1. The Company determined that, as of December 31, 2023 ("Determination Date"), its employee population consisted of 277 individuals (275 full-time employees and 2 part-time employees).

2. To identify the "median employee" from its employee population, the Company used the amount of "gross wages" for the identified employees as reflected in the Company's payroll records for the period in the fiscal year through the Determination Date. For gross wages, the Company generally used the total amount of compensation the employees were paid before any taxes, deductions, insurance premiums, and other payroll withholding. The Company did not use any statistical sampling techniques.

3. For the annual total compensation of the Company's median employee, the Company identified and calculated the elements of that employee's compensation for 2023 in accordance with the requirements of Item 402(c)(2)(x), resulting in annual total compensation of $118,083.

4. For the annual total compensation of the CEO (inclusive solely of compensation paid or awarded by the Company), the Company used the amount reported in the "Total" column of the Summary Compensation Table included in this proxy statement.

The required CEO pay ratio information reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodologies and assumptions described above. SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to employ a wide range of methodologies, estimates and assumptions. As a result, the CEO pay ratios reported by other companies, which may have employed other permitted methodologies or assumptions and which may have a significantly different work force structure from the Company's, is likely not comparable to the Company's SEC-required or supplemental CEO pay ratios.

PAY VERSUS PERFORMANCE

We are required by SEC rules to disclose the following information regarding compensation paid to our NEOs. The amounts set forth below under the headings *Compensation Actually Paid ("CAP") to our Principal Executive Officer ("PEO") or CEO* and *Average CAP to non-PEO NEOs* have been calculated in a manner consistent with Item 402(v) of Regulation S-K. Footnote (2) below sets forth the adjustments from the Total Compensation for the PEO and non-PEO NEOs reported in the Summary Compensation Table above.

The Compensation Committee does not utilize CAP as the basis for making compensation decisions. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Compensation Discussion and Analysis." Because CAP includes multiple years of grants, the calculation of CAP each year is heavily impacted by the change in the stock price and therefore, may be higher or lower than Summary Compensation Table compensation values.

	Summary Compensation Table for PEO ($)	Compensation Actually Paid to PEO ($)[2][3]	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)[2][3]	Value of Fixed $100 Investment Based On:		Net Income (in millions) ($)	Non-GAAP Adjusted ROATCE[5]
Year[1]					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[4]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	3,006,460	2,805,553	871,001	721,022	115	116	77.3	16.8%
2022	4,612,094	2,045,247	960,656	249,561	122	116	59.4	16.6%
2021	4,377,178	8,378,208	1,928,708	3,506,689	221	125	60.6	15.2%
2020	2,034,435	1,013,573	901,166	621,579	75	91	39.5	12.9%

(1) The PEO in all four reporting years is Mark DeFazio. The other NEOs in the 2023 reporting year are Laura Capra, Daniel Dougherty, Scott Lublin, Nick Rosenberg, and Gregory Sigrist. The other NEOs in the 2022 reporting year are Laura Capra, Scott Lublin, Nick Rosenberg, and Gregory Sigrist. The other NEOs in the 2021 reporting year are Scott Lublin and Nick Rosenberg. The other NEOs in the 2020 reporting year are Laura Capra and Scott Lublin.

(2) SEC rules require certain adjustments be made to the Summary Compensation Table values to determine CAP. For purposes of the pension valuation adjustments, NEOs do not participate in any defined benefit plan and as such are not included in the below table. The following tables detail the applicable adjustments that were made to determine CAP.

PEO Adjustments	2023 ($)	2022 ($)	2021 ($)	2020 ($)
Summary Compensation Table Total	3,006,460	4,612,094	4,377,178	2,034,435
Deduct Fair Value of Equity Awards included in Summary Compensation Table	1,500,000	3,106,384	2,991,918	499,980
Add Fair Value of Awards Granted in Current Year and Outstanding and Unvested at Year-End	1,483,852	2,085,836	5,224,444	238,076
Add Change in Fair Value of Awards Granted in Prior Years and Outstanding and Unvested at Year-End	(90,008)	(1,232,921)	397,882	(819,176)
Add Fair Value of Awards Granted and Vested in Current Year	0	0	0	117,889
Add Change in Fair Value of Awards Granted in Prior Years that Vested during Year	(94,751)	(313,378)	1,370,622	(57,671)
Deduct Fair Value of Equity Awards Granted in Prior Years Forfeited in the Covered Year	0	0	0	0
Total CAP	**2,805,553**	**2,045,247**	**8,378,208**	**1,013,573**

Non-PEO NEO Adjustments	2023 ($)	2022 ($)	2021 ($)	2020 ($)
Summary Compensation Table Total	871,001	960,656	1,928,708	901,166
Deduct Fair Value of Equity Awards included in Summary Compensation Table	352,729	404,985	1,301,678	247,484
Add Fair Value of Awards Granted in Current Year and Outstanding and Unvested at Year-End	279,392	233,668	2,328,053	117,823
Add Change in Fair Value of Awards Granted in Prior Years and Outstanding and Unvested at Year-End	(16,450)	(439,833)	159,560	(198,907)
Add Fair Value of Awards Granted and Vested in Current Year	0	0	0	58,370
Add Change in Fair Value of Awards Granted in Prior Years that Vested during Year	(13,279)	(99,945)	392,046	(9,389)
Deduct Fair Value of Equity Awards Granted in Prior Years Forfeited in the Covered Year	46,913	0	0	0
Total CAP	721,022	249,561	3,506,689	621,579

(3) The fair value of performance shares/units reporting for CAP purposes in columns (c) and (e) reflects calculated performance at the end of the performance year for internal metrics, in accordance with FASB ASC 718. Performance share/units subject to internal metrics will ultimately vest based on measured performance through the end of the performance period.

(4) Reflects the total shareholder return indexed to $100 per share for the KBW Regional Bank Index, which is the industry line peer group reported in our 2023 Form 10-K.

(5) Adjusted ROATCE is a non-GAAP financial measure, and for purposes of our compensation program is defined as Adjusted Net Income divided by Average Tangible Common Equity. Adjusted Net Income is a non-GAAP financial measure, and the Company believes the use of this non-GAAP financial measure to adjust for the impact of certain circumstances, events and/or charges is appropriate because it excludes impacts that may not be reflective of the Company's underlying operating performance. Average Tangible Common Equity is also a non-GAAP financial measure and is as reported in our fourth quarter 2023 earnings press release. These adjustments are made so that participants are compensated for the Company's performance in comparison to planned levels and are neither penalized nor rewarded for the impact of such circumstances, events, and/or charges. In order to calculate the Company's year-over-year Net Income growth for purposes of our compensation program, adjustments consistent with the nature and type of adjustments those shown below were made to the Net Income reported for the year ended December 31, 2022. As adjusted, the Net Income for the year ended December 31, 2022 was $95.5 million. The calculations of Adjusted ROATCE, Adjusted Net Income and Average Tangible Common Equity for the year ended December 31, 2023, compared to our audited financial statements, are set forth below.

	Net Income Adjustments ($mm)
Net Income before income tax expense (GAAP)	106.9
Adjustments for:	
Increase in cost of funds related to crypto deposit outflows	17.6
Decline in GPG Revenue	6.2
Increased operating expenses[(A)]	17.3
Partial Reversal of Regulatory settlement reserve	(5.5)
Adjusted Pre-tax net income	142.5
Estimated Tax rate	28%
Adjusted Net Income	**103.0**

	Average Common Equity Adjustments ($mm)
Average common equity	621.0
Less: average intangible assets	9.7
Average tangible common equity	**611.3**
Adjusted Net Income	103.0
Divided by: Average Tangible Common Equity	611.3
Adjusted ROATCE	**16.8%**

(A) Includes Compensation and benefits, Professional fees and FDIC assessments.

Tabular List of Financial Performance Measures

The following table identifies the most important financial performance measures used by the Company to link CAP to the Company's NEOs in 2023 to Company performance. The role of each of these performance measures on our NEOs' compensation is discussed in "Compensation Discussion and Analysis."

Financial Performance Measures
Adjusted ROATCE
Net Income
Loans

Analysis of the Information Presented in the Pay Versus Performance Table

The following charts show the relationship between the Company's cumulative four-year total shareholder return ("TSR") and that of the KBW Regional Bank Index, as well as CAP and the required financial performance measures in the Pay Versus Performance table above — Company TSR, Peer Group TSR, Net Income and the Company-selected measure of Adjusted ROATCE.









Director Compensation

The following table sets forth information regarding the compensation paid to the Company's non-employee directors for the fiscal year ended December 31, 2023. Mr. DeFazio does not receive any additional compensation for service on the Company's Board and Metropolitan Commercial Bank's Board of Directors.

Name[1]	Fees earned or paid in cash ($)	Stock Awards ($)[2]	Total ($)
Anthony J. Fabiano	84,000	140,950	224,950
Dale C. Fredston	136,500	140,950	277,450
David J. Gold[3]	238,500	140,950	379,450
Harvey M. Gutman[3]	181,000	140,950	321,950
Terence J. Mitchell	215,000	140,950	355,950
Chaya Pamula	147,500	140,950	288,450
Robert C. Patent[3]	212,000	140,950	352,950
Maria F. Ramirez	142,500	140,950	283,450
William Reinhardt[3]	454,500	140,950	595,450
Katrina Robinson	93,500	140,950	234,450
George J. Wolf, Jr.	149,500	140,950	290,450

(1) As required by SEC rules, amounts in this column represent the aggregate grant date fair value of stock-based compensation expense as required by FASB ASC Topic 718. Refer to note (1) in the Summary Compensation Table for additional detail on the grant date fair value of awards.

(2) Based on closing price of $56.38 on date of grant, January 23, 2023. As of December 31, 2023, each of the directors had 2,500 shares of unvested restricted stock.

(3) These were the permanent members of the Credit Committee of the Bank during 2023, which met 31 times in 2023.

Director Fees

Fees Paid In 2023

Non-executive directors received the following fees for their service as chairperson of the board and committees of the board, which were paid in cash.

Chair	Retainer
Board Chair	$75,000
Compensation Committee Chair	15,000
Audit Committee Chair	50,000
ORM Committee Chair	25,000
Governance Committee Chair	15,000
ARG Committee Chair	5,000
Credit Committee Chair	10,000
COC Chair	10,000
Technology Committee Chair	10,000

In addition, in 2023, non-executive directors each received the following fees for each committee meeting attended in person or by telephone.

Committee Meeting	Fee
Audit Committee	$5,000
Compensation Committee	4,000
Governance Committee	4,000
ARG Committee	3,500
Credit Committee	3,500
ORM Committee	3,500
ALCO	3,500
COC	3,500
Technology Committee	3,500

Transactions with Related Persons

Transactions by the Company or Metropolitan Commercial Bank with related parties are subject to certain regulatory requirements and restrictions, including the Federal Reserve Board's Regulation W (which governs certain transactions by Metropolitan Commercial Bank with its affiliates), the Federal Reserve Board's Regulation O (which governs certain loans by Metropolitan Commercial Bank to its executive officers, directors and principal stockholders, and their related interests), and applicable New York state laws.

Under applicable SEC and NYSE rules, related party transactions are transactions in which the Company is, or will or may be, a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Related parties of the Company include any (i) person who is or was (since the beginning of the Company's last completed fiscal year, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director of the Company, (ii) greater than five percent beneficial owner of the Company's common stock, or (iii) immediate family member of any of the foregoing. "Immediate family member" includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers-and fathers-in-law, sons- and daughters-in-law, and brothers-and sisters-in-law and anyone residing in such person's home (other than a tenant or employee). Related party transactions will be referred for approval to the Company's Governance Committee. In determining whether to approve a related party transaction, the Governance Committee will consider, among other factors, the fairness of the proposed transaction, whether the transaction was undertaken in the ordinary course of business of the Company, the direct or indirect nature of the related party's interest in the transaction, the appearance of improper conflict of interests for any director or executive officer, the size of the transaction, the amount of consideration payable to the related party, whether the transaction would impair an outside director's independence, the acceptability of the transaction to the Company's regulators, and the potential violations of applicable law or other corporate policies. Other than the insider loans as described below, there were no related party transactions in 2023.

The Sarbanes-Oxley Act of 2002 ("SOX") generally prohibits the Company from making loans to the Company's executive officers and directors, but it contains exemptions from such prohibition for certain loans made by an issuer to its officers and directors. On March 6, 2023, the Company, after discussing the matter with outside legal counsel (and without separate consideration by the Governance Committee), purported to make a loan to the Company's President, Chief Executive Officer and Director, Mark DeFazio, in the amount of $7,468,000, with a fixed interest rate of 5.708% per annum (the "2023 Loan"), and Mr. DeFazio used substantially all of the proceeds to pay the exercise price in connection with the exercise of existing stock options and satisfy withholding tax obligations in connection with such exercise (the "Option Exercise"). In connection with the preparation of the Company's 2023 proxy statement, management and the Executive Committee of the Board, along with outside counsel, reevaluated the 2023 Loan as well as a previously disclosed loan to Mr. DeFazio which was initially made on August 15, 2016 and subsequently extended on August 15, 2021 in the amount of $780,000 and having an interest rate of 2.1% per annum (the "2021 Loan"). As part of this reevaluation, the Company determined that the 2023 Loan and the 2021 Loan were likely impermissible under applicable law and/or regulations.

As a result of these determinations, and to the extent that the 2023 Loan and the Option Exercise were not void as a matter of law, on April 26, 2023, the Company entered into a Rescission Agreement with Mr. DeFazio. The Rescission Agreement provided, among other things, that the 2023 Loan and the Option Exercise would be rescinded and deemed null and void and that payments made in respect of the 2023 Loan, if any, would be returned. In connection with the entry into the Rescission Agreement, Mr. DeFazio repaid, in full, the 2021 Loan.

At December 31, 2023, the aggregate amount of extensions of credit to the Company's directors, executive officers, principal stockholders and their associates was $0. As of the date hereof, such amount is $0.

PROPOSAL 2 — RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's Audit Committee has approved the engagement of Crowe LLP to be its independent registered public accounting firm for the year ending December 31, 2024, subject to the ratification of the engagement by the Company's stockholders. At the Annual Meeting, stockholders will consider and vote on the ratification of the Audit Committee's engagement of Crowe LLP for the year ending December 31, 2024.

A representative of Crowe LLP is expected to attend the Annual Meeting, will have the opportunity to make a statement and will be available to respond to appropriate questions.

Even if the engagement of Crowe LLP is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interests of Metropolitan Bank Holding Corp. and its stockholders.

Set forth below is certain information concerning aggregate fees billed for professional services rendered by Crowe LLP during the years ended December 31, 2023 and 2022.

	2023	2022
Audit Fees	$567,026	$527,600
Audit-Related Fees	39,500[1]	12,500[2]
Tax Fees	—	—
All Other Fees	—	—

---

(1) Fees for services rendered in connection with the Company's Registration Statement on Form S-3, including review of the filing and consent to the independent registered public accounting firm's audit report being included in the filing.

(2) Fees for services rendered in connection with the Company's Registration Statement on Form S-8, including review of the filing and consent to the independent registered public accounting firm's audit report being included in the filing.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has considered whether the provision of non-audit services was compatible with maintaining the independence of Crowe LLP. The Audit Committee concluded that performing such services did not affect the independence of Crowe LLP in performing its function as the Company's independent registered public accounting firm.

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm, either by approving an engagement before the services begin or pursuant to a pre-approval policy with respect to particular services. These services may include audit services, audit-related services, tax services and other services. The Audit Committee may delegate pre-approval authority to one or more members of the Audit Committee when expedition of services is necessary. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The audit-related fees and all other fees described above were approved as part of the Company's engagement of Crowe LLP.

The Board recommends a vote "FOR" the ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm for the year ending December 31, 2024.

PROPOSAL 3 — ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

The Company values the opinions of its stockholders, and, in accordance with Section 14A of the Exchange Act, the stockholders have the opportunity to approve, on an advisory basis, the compensation of our NEOs (commonly referred to as a "Say-on-Pay" vote) as disclosed in the Compensation Discussion and Analysis ("CD&A") section of this Proxy Statement, the related compensation disclosure tables, and the narrative discussion that accompanies the compensation disclosure tables. This is the Company's second Say-on-Pay vote. The Company's 2023 Say-on-Pay vote passed at a rate of 86.06%. The Board recommends that the stockholders vote to approve, on an advisory basis, the compensation of the NEOs.

As discussed in the CD&A, the Company's executive compensation program is designed to assist in attracting and retaining key executives critical to its long-term success, to motivate these executives to create value for its stockholders, and to provide cost-effective, timely and desired services to its customers. The Compensation Committee, with the assistance of an independent compensation consultant, seeks to provide base salary and incentive-based compensation, including target annual cash incentive compensation and target long-term equity-based incentive compensation, that are competitive with the median level of compensation provided by the Company's compensation peer group, to effectively link pay with performance.

The Compensation Committee evaluates the level of compensation, the mix of base salary, incentive-based compensation and retirement, and welfare benefits provided to each NEO. The Board has determined that the Company will annually hold an advisory, non-binding, stockholder vote on the compensation of the Company's NEOs until the next required vote on the frequency of future executive compensation votes, which is required to occur no later than the annual meeting of stockholders to be held in 2029.

The Compensation Committee chooses performance goals under the annual incentive plan and the long-term incentive plan to support the Company's short and long-term business plans and strategies. In setting targets for the short and long-term performance goals, the Compensation Committee considers the Company's annual and long-term business plans and certain other factors, including pay-for-performance alignment, economic and industry conditions, and the practices of the Company's compensation peer group. The Compensation Committee sets challenging, but achievable, goals for the Company and its executives to drive the achievement of short and long-term objectives.

For the reasons indicated above and more fully discussed in the CD&A, the Board recommends that the stockholders vote in favor of the following advisory resolution:

"RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation, Discussion and Analysis, compensation tables, and narrative discussion that accompanies the compensation disclosure tables, is hereby approved."

PROPOSAL 4 — APPROVAL OF THE METROPOLITAN BANK HOLDING CORP. AMENDED AND RESTATED 2022 EQUITY INCENTIVE PLAN

The Board of Directors recommends that you vote FOR approval of the amendment and restatement of the Metropolitan Bank Holding Corp. 2022 Equity Incentive Plan (as amended, the "Amended and Restated 2022 Equity Incentive Plan").

In the event that the proposal is not approved, we do not anticipate that we can provide any significant additional equity grants for the remainder of 2024 and until stockholders approve additional shares under the current Metropolitan Bank Holding Corp. 2022 Equity Incentive Plan (the "Current Equity Incentive Plan"). If the Amended and Restated 2022 Equity Incentive Plan is not approved and we are not able to use stock-based awards to recruit and compensate senior leaders and employees, we could be at a competitive disadvantage in terms of attracting and retaining talent, which could impede our future growth plans and other strategic priorities.

We believe that equity awards constitute an important component in a balanced, comprehensive employee compensation program, in accordance with our compensation philosophy and objectives of aligning pay with performance. Our pay-for-performance oriented culture relies heavily on stock-based compensation to align the interests of our employees with those of our stockholders. Because we rely on restricted stock units for payment of a significant portion of our annual incentives to a broad portion of our employee base, our use of equity-based compensation is necessarily greater relative to comparable financial institutions. This is evidenced by the fact that approximately 23% of our employees received equity grants from the Current Equity Incentive Plan in 2023. We do not believe it would be in our stockholders' best interests if we were unable to provide these equity grants, which align our senior leaders and employees with stockholders to drive firm-wide performance and create long-term stockholder value.

Furthermore, if sufficient shares are not available, we may be forced to increase the cash component of our annual incentive program as a substitute for the missing equity component, which would increase cash compensation expense over time and use cash that might be better utilized if reinvested in our business.

As of April 4, 2024, we had only 3,133 shares available for grant under the Current Equity Incentive Plan. The Board has unanimously approved, upon the recommendation of the Compensation Committee, an amendment and restatement of the Current Equity Incentive Plan to increase the number of shares of our common stock that may be issued thereunder by 358,000. No other changes are being made to the material terms of the Current Equity Incentive Plan. This Amended and Restated 2022 Equity Incentive Plan is subject to the approval of our stockholders at the 2024 annual meeting. The last time we obtained stockholder approval to request shares for purposes of equity compensation was in 2022, when such approval of the Current Equity Incentive Plan authorized grants of 358,000 shares of common stock. A number of factors have affected the rate at which the shares authorized under the Current Equity Incentive Plan have been granted, including volatility in general macroeconomic conditions and in our stock price, which has resulted in the issuance of a higher number of shares to maintain incentive levels necessary for promoting the growth and performance of the Company.

The Board recommends a vote "FOR" the approval of the Amended and Restated Metropolitan Bank Holding Corp. 2022 Equity Incentive Plan.

Highlights of the Proposal

What is the purpose of this proposal?

We operate in a challenging marketplace in which our success depends to a great extent on our ability to attract and retain employees, non-employee directors and other service providers of the highest caliber. Our stock incentive program provides a range of incentive tools and sufficient flexibility to permit the Compensation Committee of the Board to implement them in ways that will make the most effective use of the shares that our stockholders authorize for incentive purposes. As a human capital-based business that must competitively attract, compensate, retain, and align our employees, the Current Equity Incentive Plan is a key component of our firm-wide compensation program.

Our pay-for-performance oriented culture relies heavily on stock-based compensation to align the interests of our employees with those of our stockholders. As a result, and by design, our pay mix is focused more heavily on equity-based compensation relative to comparable financial institutions. Our aim is to provide a meaningful portion of annual incentives in the form of stock, rather than cash, to further align the interests of our employees with those of stockholders. We grant shares primarily in the form of restricted stock units, which account for a significant portion of our annual incentive payments.

Because we rely on restricted stock units in lieu of cash compensation for payment of our annual incentives, our use of equity-based compensation is necessarily broader relative to other comparable financial institutions. This is evidenced by the fact that approximately 23% of our employees received equity grants from the Current Equity Incentive Plan in 2023.

In the event that the proposal is not approved, we do not anticipate that we can provide any significant additional equity grants for the remainder of 2024 and until stockholders approve additional shares under the Current Equity Incentive Plan. If sufficient shares are not available, we may be forced to increase the cash component of our annual incentive compensation as a substitute for the missing equity component. We believe this would not be in our stockholders' best interests as it would (a) limit our ability to attract and retain key talent, (b) remove incentives aligning our senior leaders and employees with stockholders to drive firm-wide performance and create long-term stockholder value, and (c) increase cash compensation expense over time and use cash that might be better utilized if reinvested in our business.

How will the additional 358,000 shares affect our current stockholders?

Aggregate potential dilution (fully-diluted overhang) is intended to be a measure of the total potential stockholder dilution posed by an equity plan and outstanding equity awards. Over the long-term, we remain committed to managing our aggregate potential dilution. Based on (a) current total unvested equity awards outstanding and (b) potential future awards under the Current Equity Incentive Plan, if the Amended and Restated 2022 Equity Incentive Plan is approved by stockholders, our aggregate potential dilution would be 5.54% of fully-diluted common shares outstanding (as of April 4, 2024). This level of aggregate potential dilution is well below the median aggregate potential dilution of our compensation peer group (see details below).

The Compensation Committee, in consultation with its independent consultant, FW Cook, has evaluated current practices of financial institutions and other comparable companies in our marketplace in terms of aggregate potential dilution levels. The Compensation Committee's analysis shows that, if our stockholders approve the additional 358,000 shares, our aggregate potential dilution (including outstanding equity awards under the Current Equity Incentive Plan) would be positioned well below the median of our peer group, as shown below (refer to page 61 for a detailed calculation of our aggregate potential dilution).

5.54%

Our aggregate potential dilution as of April 4, 2024, including the additional 358,000 shares in our amended Equity Incentive Plan.

6.28%

The median aggregate potential dilution of our peer group (calculations generally reflect data as of our peer companies' 2022 fiscal year-ends, the most recent period for which complete information was publicly available at the time of the analysis).

How does the Company use equity?	**We believe that equity awards constitute an important component in a balanced, comprehensive compensation program and we use equity more broadly relative to industry peers, in accordance with our compensation philosophy and objectives of aligning pay with performance. We use equity compensation to appropriately incentivize and align our senior leaders and other employees and to execute on our strategic plan to build stockholder value, while providing appropriate stockholder protections. Our most significant use of equity arises from our annual incentive compensation, where we grant a portion of our senior leaders' and employees' annual incentive compensation in restricted stock units in lieu of cash. In 2023, restricted stock units were granted to approximately 23% of our employees. Of all 2023 equity awards, 85% were awarded as part of annual incentive payments.**

We believe the Amended and Restated 2022 Equity Incentive Plan is appropriately designed to align with our strategic plan, by allowing us to continue to pay a meaningful portion of annual incentive awards in the form of restricted stock units, in lieu of cash. This incentivizes long-term performance and aligns the interests of senior leaders and employees with those of stockholders. As a result of this strategy, a large majority of our total equity awards are granted in the form of annual incentives, as demonstrated below:

**Majority of Equity Awards Granted
As Annual Incentives, In Lieu of Cash**



Will any other term of the Current Equity Incentive Plan change if this amendment and restatement is approved?	**If this proposal is approved by stockholders, an additional 358,000 shares will be authorized and** <u>**no other material terms of the Current Equity Incentive Plan will change**</u>**.**

Features of the Amended and Restated 2022 Equity Incentive Plan are aligned with market best practices, and include:

- No "evergreen" provision (which would automatically increase the number of shares).

- 1-year minimum vesting period.

- Prohibition against stock option repricing.

- Double-trigger change-in-control provisions.

- No 280G excise tax gross up.

- Limitation of grants to non-employee directors.

- Prohibition on recycling of equity awards.

- No hedging or pledging of equity-based awards permitted by our employees (including executive officers) and non-employee directors.

Additionally, performance-based equity awards will be subject to recovery under our clawback policy (refer to page 34 for details).

Why does the Board of Directors recommend that I vote FOR this proposal?

Without your approval of this proposal, we do not anticipate having sufficient equity to grant any significant additional equity awards in 2024 and until stockholders approve additional shares under the Current Equity Incentive Plan. If sufficient shares are not available, we would be forced to increase the cash component of our annual incentive compensation to make up for the missing equity component. We believe this would not be in our stockholders' best interests as it would (a) limit our ability to attract and retain key talent, (b) remove incentives aligning our employees and our senior leaders with stockholders to drive firm-wide performance and create long-term stockholder value (c) increase cash compensation expense and use cash that might be better utilized if reinvested in our business.

The ability to issue equity is fundamental to our compensation philosophy and core objectives for the following reasons:

- <u>Pay for performance</u> — We pay for performance. Our employees' annual incentives are based on our profitability, among other performance metrics. We grant a portion of our senior leaders' and employees' annual incentives in the form of restricted stock units in lieu of cash for services already performed and profits already generated. In 2023, these restricted stock unit awards for services already performed and revenue already generated have been granted to approximately 23% of our employees, and have made up 85% of the equity awards we have granted during the year.

- <u>Sustain and strengthen the franchise</u> — We operate in a highly competitive industry and our results are driven in large part by the talents, expertise, and efforts of our employees. Our compensation program, including our ability to grant equity awards, is the primary means by which we attract and recruit new employees. In addition, our equity awards are restricted, which means they generally vest ratably over three years' time only as long as an employee remains employed by the Company. These restrictions provide a powerful retention tool with respect to the senior leaders and employees upon whom the future growth and success of the Company depend.

- Align risk and reward — We are committed to using a mix of compensation to create an environment that encourages increased profitability for the Company without undue risk taking. Our use of equity compensation in lieu of cash allows us to tie a portion of our senior leaders' and employees' compensation to the Company's long-term results, performance, and financial strength.

- Align employees with stockholders — By providing our senior leaders and employees with an ownership stake in the Company, our use of equity compensation incentivizes these employees to create long-term value for our stockholders.

Your approval of this proposal would allow us to continue to grant equity to attract and retain key talent and provide a meaningful portion of annual incentives in the form of equity compensation.

We Manage Our Equity Incentive Awards Carefully, and Aggregate Potential Dilution Is Reasonable

We continue to believe that equity awards are a vital part of our overall compensation program. Our compensation philosophy reflects broad-based eligibility for equity incentive awards. However, we recognize that equity awards dilute existing stockholders, and, therefore, we must responsibly manage the growth of our equity compensation program. We are committed to effectively monitoring our equity compensation share reserve to ensure that we maximize stockholders' value by granting the appropriate number of equity incentive awards necessary to attract, reward, and retain employees. The table below shows our responsible overhang percentage.

Overhang as of April 4, 2024

The following table sets forth certain equity award information under the Current Equity Incentive Plan as of April 4, 2024 (unless otherwise noted) and reflects all currently outstanding equity awards. The Current Equity Incentive Plan is our only active equity incentive plan for purposes of granting new equity-based awards.

Aggregate Potential Dilution	As of 4/4/24[1]
Stock options outstanding (A)	0
Total full value shares (restricted stock awards / units and performance-based RSUs) outstanding (B)	294,744
Remaining shares available for grant under Equity Incentive Plan (C)	3,133
Additional shares being requested under the amended Equity Incentive Plan (D)[2]	358,000
Basic common shares outstanding as of record date (E)	11,191,958
Aggregate potential dilution (fully-diluted overhang): = (A+B+C+D) / (A+B+C+D+E)	5.54%

(1) Unless otherwise noted.

(2) Assuming the Amended and Restated 2022 Equity Incentive Plan is approved by stockholders.

<u>Share Usage</u>

The following table sets forth information regarding stock settled, time-based equity awards granted, and performance-based equity awards earned, over each of the last three completed fiscal years:

	2023	2022	2021
Stock options granted	—	—	—
Time-based restricted stock awards / units granted	198,498	83,151	78,582
Performance-based RSUs earned	30,800	29,200	30,000[1]
Weighted average basic common shares outstanding	11,060,110	10,929,021	9,011,700
Share usage rate ("burn rate")	2.07%	1.03%	1.20%

———————————

(1) Reflects earned portion of 2021 PRSU award (earned in 2021, the year of performance achievement) and fully-earned 2018 PRSU award (earned in 2020, the year of performance achievement).

Note that amounts in the table above differ from the amounts reported in the Company's annual Form 10-K filings as the performance-based restricted stock awards are included in the year in which the performance criteria were achieved.

Key Features of the Amended and Restated 2022 Equity Incentive Plan

The following summarizes the key features of the Amended and Restated 2022 Equity Incentive Plan, which is qualified in its entirety by reference to the provisions of the Amended and Restated 2022 Equity Incentive Plan, a copy of which is attached hereto as Appendix A. Unless indicated otherwise, capitalized terms are defined in the Amended and Restated 2022 Equity Incentive Plan and no other material terms of the Current Equity Incentive Plan will change.

Key Attribute	Feature	Discussion
Equity Award Types	Stock Options (non-qualified stock options and incentive stock options), Restricted Stock and Restricted Stock Units.	The Amended and Restated 2022 Equity Incentive Plan provides the Company with equity award types predominately used in the marketplace to provide flexibility in meeting its compensation objectives.
Award Vesting Criteria: Performance Awards and Service-Based Awards	The vesting of Awards may be subject to the achievement of performance measures as determined by the Compensation Committee or subject to time-based vesting over a period of continuous service (i.e., service-based).	Based on the Compensation Committee's evaluation of current market practices and past Company practices, a portion of equity award grants under the Amended and Restated 2022 Equity Incentive Plan is expected to be subject to performance-based vesting. The Compensation Committee intends to continue to use a third-party independent compensation consultant to review its equity award grant practices.
Minimum Vesting Period	The Compensation Committee will determine the vesting schedule or performance criteria for each Award. Subject to certain limited exceptions as set forth in the Amended and Restated 2022 Equity Incentive Plan, at least 95% of the Awards under the Amended and Restated 2022 Equity Incentive Plan will vest no earlier than one year after the grant date.	The Compensation Committee will set the vesting schedule or conditions as a part of its view that equity awards are a longer-term compensation element.
Prohibition Against Stock Option Repricing	Unless approved by the Company's stockholders, neither the Compensation Committee nor the Board of Directors will have the right to make any adjustment or amendment that reduces or would have the effect of reducing the exercise price of a Stock Option previously granted under the Amended and Restated 2022 Equity Incentive Plan (including cancellation in exchange for a cash payment in excess of the Award's in-the-money value or in exchange for Stock Options or other Awards), except in the event of a Change in Control or certain corporate transactions set forth in the Amended and Restated 2022 Equity Incentive Plan (including stock splits, and stock dividends) or adjustments approved by the Company's stockholders.	The Compensation Committee believes that repricing Stock Options is contrary to the objectives of Stock Options and would not be in alignment with the interest of stockholders.

Key Attribute	Feature	Discussion
No Dividends or Dividend Equivalents on Unvested Awards	Dividends or dividend equivalents payable on unvested awards subject to time-based vesting or performance-based vesting shall be distributed to a participant on or after the vesting date of such award. If the underlying award does not vest, the participant will not receive such dividends or dividend equivalents.	The Compensation Committee believes that the timing of dividend and dividend equivalent payments is appropriately aligned with the interests of stockholders.
Acceleration of Vesting — Committee Discretion	Vesting of Awards may be accelerated by the Compensation Committee, at its discretion.	The Compensation Committee determined that discretion to accelerate awards is important to allow the Company to respond to employment-related matters or other unforeseen circumstances that could warrant consideration of acceleration.
Acceleration of Vesting — Termination of Service without Cause or Resignation for Good Reason following a Change in Control (i.e., an Involuntary Termination of Service)	Unless otherwise specified by the Compensation Committee: All unvested service-based Awards will vest upon an Involuntary Termination of Service within 24 months following a Change in Control. Stock Options will remain exercisable for one year following an Involuntary Termination of Service following a Change in Control. All Performance Awards will vest upon an Involuntary Termination of Service following a Change in Control based on the greater of actual performance or at the target level.	The Compensation Committee determined that a "double trigger" in connection with a Change in Control weighs the Company's need for a meaningful retention tool with any future acquirer's ability to appropriately manage human resources during any merger integration. The Amended and Restated 2022 Equity Incentive Plan does not contain a "single trigger" or 280G excise tax gross-ups.
Share Limitations	The maximum number of shares of stock that may be delivered to participants under the Amended and Restated 2022 Equity Incentive Plan is 716,000 shares, subject to adjustment as set forth in the Amended and Restated Equity Incentive Plan, less any grants made prior to the date hereof under the Current Equity Incentive Plan (any of which may be granted as Incentive Stock Options). As of April 4, 2024 (the latest practicable date before the printing of this Proxy Statement) the closing price of the Company's common stock, as reported on the New York Stock Exchange, was $35.74.	The Compensation Committee evaluated a number of factors in determining the appropriate plan size, including past grant practices, the grant practices of peer banks, the stockholder value transfer to participants, and guidelines of proxy advisors.

Key Attribute	Feature	Discussion
Limitation of Grants to Non-Employee Directors	The aggregate grant date fair value of all Awards granted to any non-Employee Director during any single calendar year, plus the total cash compensation paid to such director for services rendered for such calendar year, shall not exceed $800,000 (or $950,000 in the case of a Chairman of the Board).	The Compensation Committee expects that it will continue to use the services of an independent compensation consultant to assist it in making equity award grants, but believes it is important to provide calendar year compensation limitations for its non-employee directors.
Prohibition on Recycling of Equity Awards	Only Awards that are forfeited, expired or settled in cash are available for reissuance under the Amended and Restated 2022 Equity Incentive Plan. Shares tendered or withheld to pay the exercise price of a Stock Option or to cover taxes related to any Award are not again available for grant.	The Compensation Committee believes that conservative recycling of equity awards is an important provision in the Amended and Restated 2022 Equity Incentive Plan and properly aligns with the interests of stockholders.
Automatic Exercise of Stock Options	At the Compensation Committee's discretion, Stock Options that are exercisable but unexercised as of the day immediately before their expiration date may be automatically exercised on behalf of a participant, in accordance with procedures established by the Compensation Committee.	The Compensation Committee believes that providing for an automatic exercise is in the best interest of the Company and participants and provides an efficient mechanism to exercise Stock Options.
Equitable Adjustments; Performance Measures	If shares of Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company, such adjustments and other substitutions will be made to the Amended and Restated 2022 Equity Incentive Plan and to Awards in a manner the Committee deems equitable or appropriate taking into consideration the accounting and tax consequences, including such adjustments in the aggregate number and kinds of shares for which grants may be made under the Amended and Restated 2022 Equity Incentive Plan, the maximum number of shares that may be issued pursuant to Incentive Stock Options and, in the aggregate or to any Participant, in the number, class, kind and	The Company believes these "equitable adjustment" provisions are standard market practice and are only utilized by the Committee, in its discretion, to the extent it deems doing so is appropriate and retains the intended value of Awards.

Key Attribute	Feature	Discussion
	option or exercise price of securities subject to outstanding Awards granted under the Amended and Restated 2022 Equity Incentive Plan.	
	In establishing any performance measures for Awards under the Amended and Restated 2022 Equity Incentive Plan, the Committee may provide for the exclusion of the impact of an event or occurrence which the Committee determines should appropriately be excluded, including: (i) extraordinary, unusual, and/or nonrecurring items of gain or loss; (ii) gains or losses on the disposition of a business; (iii) dividends declared on the Company's stock; (iv) changes in tax or accounting principles, regulations or laws; or (v) expenses incurred in connection with a merger, branch acquisition or similar transaction. Performance measures will be modified, to the extent applicable, to reflect a change in the outstanding shares by reason of any stock dividend or stock split, or a corporate transaction, as described in the Amended and Restated 2022 Equity Incentive Plan.	

Equity Compensation Plan Information

As of December 31, 2023, the Company had the following equity awards outstanding:

Plan Category	Number of Securities To be Issued Upon Exercise of Outstanding Options and Restricted Stock Units	Weighted-Average Exercise Price of Outstanding Options and Restricted Stock Units	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Number of Securities To be Issued Upon Exercise of Outstanding Options and Restricted Stock Units)
Equity Compensation Plans Approved By Security Holders . . .	323,852	$63.98	1,193
Equity Compensation Plans Not Approved By Security Holders	—	—	—
Total	323,852	$63.98	1,193

Federal Income Tax Considerations

The following is a summary of the federal income tax consequences that may arise in conjunction with participation in the Amended and Restated 2022 Equity Incentive Plan.

Non-Qualified Stock Options. The grant of a non-qualified stock option will not result in taxable income to the participant. Except as described below, the participant will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares acquired over the exercise price for those shares, and the Company will be entitled to a corresponding deduction for tax purposes. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

Incentive Stock Options. The grant of an incentive stock option will not result in taxable income to the participant. The exercise of an incentive stock option will not result in taxable income to the participant provided the participant was, without a break in service, an employee of the Company or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is disabled, as that term is defined in the Internal Revenue Code). The Company will not be entitled to a tax deduction upon the exercise of an incentive stock option.

The excess of the fair market value of the shares at the time of the exercise of an incentive stock option over the exercise price is an adjustment that is included in the calculation of the participant's alternative minimum taxable income for the tax year in which the incentive stock option is exercised. For purposes of determining the participant's alternative minimum tax liability for the year of disposition of the shares acquired pursuant to the incentive stock option exercise, the participant will have a basis in those shares equal to the fair market value of the shares at the time of exercise.

If the participant does not sell or otherwise dispose of the shares within two years from the date of the grant of the incentive stock option or within one year after the exercise of such stock option, then, upon disposition of such shares, any amount realized in excess of the exercise price will be taxed as a capital gain. A capital loss will be recognized to the extent that the amount realized is less than the exercise price.

If the foregoing holding period requirements are not met, the participant will generally recognize ordinary income at the time of the disposition of the shares in an amount equal to the lesser of (1) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (2) the excess, if any, of the amount realized upon disposition of the shares over the exercise price, and the Company will be entitled to a corresponding deduction. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount will be a capital gain. If the amount realized at the time of disposition is less than the exercise price, the participant will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

Restricted Stock. A participant who has been granted a restricted stock award will not realize taxable income at the time of grant, provided that the stock subject to the award is not delivered at the time of grant, or if the stock is delivered, it is subject to restrictions that constitute a "substantial risk of forfeiture" for federal income tax purposes. Upon the later of delivery or vesting of shares subject to an award, the holder will realize ordinary income in an amount equal to the then fair market value of those shares and the Company will be entitled to a corresponding deduction for tax purposes. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of delivery or vesting. Dividends paid to the holder during the restriction period, if so provided, will also be compensation income to the participant and the Company will be entitled to a corresponding deduction for tax purposes. A participant who makes an election under Section 83(b) of the Internal Revenue Code will include the full fair market value of the restricted stock award subject to such election in taxable income in the year of grant at the grant date fair market value.

Restricted Stock Units. A participant who has been granted a restricted stock unit will not realize taxable income at the time of grant and will not be entitled to make an election under Section 83(b) of the Internal Revenue Code since no stock is actually transferred to the recipient on the date of grant. At the time a restricted stock unit vests, assuming the award is distributed at that time, the recipient will recognize ordinary income in an amount equal to the fair market value of the common stock or the amount of cash received. If the restricted stock unit is not distributed at the time it vests, no income will be recognized at that time and taxation will be deferred until the value of the restricted stock unit is distributed. At the time the recipient recognizes taxable income on a restricted stock unit, the Company will be entitled to a corresponding tax deduction in the same amount recognized by the award recipient.

Dividend Equivalent Rights. The grant of a dividend equivalent right will not result in taxable income to the participant. At the time of payment of a cash dividend with respect to shares of Company stock underlying a dividend equivalent right, or with respect to a stand-alone dividend equivalent right, the cash received will be taxable to the participant as ordinary income and the Company will be entitled to a corresponding tax deduction.

Withholding of Taxes. The Company may withhold amounts from participants to satisfy tax withholding requirements. Except as otherwise provided by the Compensation Committee, participants may have shares withheld from awards to satisfy the minimum tax withholding requirements.

Change in Control. Any acceleration of the vesting or payment of awards under the Amended and Restated 2022 Equity Incentive Plan in the event of a change in control or termination of service following a change in control may cause part or all of the consideration involved to be treated as an "excess parachute payment" under the Internal Revenue Code, which may subject the participant to a 20% excise tax and preclude deduction by the Company.

Not Tax Advice. The preceding discussion is based on federal tax laws and regulations presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the federal income tax aspects of the Amended and Restated 2022 Equity Incentive Plan. A participant may also be subject to state and local taxes in connection with the grant of awards under the Amended and Restated 2022 Equity Incentive Plan. Participants should consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them.

By Accounting Treatment

Under GAAP, the Company is required to recognize compensation expense in its financial statements over the requisite service period or performance period based on the grant date fair value of stock options and other equity-based compensation (such as restricted stock awards and restricted stock units).

Awards to be Granted

The Board of Directors adopted the Amended and Restated 2022 Equity Incentive Plan, and the Compensation Committee intends to meet after stockholder approval to determine the specific terms of the awards, including the allocation of awards to officers, employees and non-employee directors. At the present time, no specific determination has been made as to the grant or allocation of awards. As of March 31, 2024, there were 11 non-employee directors and approximately 76 employees eligible to receive awards under the Amended and Restated 2022 Equity Incentive Plan.

The Board recommends a vote "FOR" the approval of the Amended and Restated Metropolitan Bank Holding Corp. 2022 Equity Incentive Plan.

STOCKHOLDER PROPOSALS

To be eligible for inclusion in the proxy materials for next year's annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at Metropolitan Bank Holding Corp.'s executive office, 99 Park Avenue, 12th Floor, New York, New York 10016, no later than December 23, 2024, the 120th day before the anniversary date of this proxy statement. If next year's annual meeting is held on a date that is 30 days or more from May 29, 2025, any stockholder proposal must be received at a reasonable time before the Company prints or mails its proxy materials for such meeting. Any such proposals will be subject to the requirements of the proxy rules adopted under the Exchange Act.

For a stockholder proposal to take action that is not intended to be included in the Company's proxy statement for the 2025 annual meeting of stockholders, a stockholder must provide written notice of such proposal to the Corporate Secretary of Metropolitan Bank Holding Corp. at the principal executive office of Metropolitan Bank Holding Corp. by no later than the close of business on January 22, 2025, which is the 90th day before the anniversary date of this proxy statement; provided, that if the date of the annual meeting is advanced more than 30 days or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, such written notice will be timely if delivered or mailed to and received by the Corporate Secretary of Metropolitan Bank Holding Corp. at the principal executive office of Metropolitan Bank Holding Corp. not later than the 10th day following the day on which public disclosure of the date of such meeting is first made. Any such proposals will be subject to the requirements of the proxy rules adopted under the Exchange Act.

The notice with respect to stockholder proposals that are not nominations for director must set forth as to each matter: (1) a brief description of the proposal desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (2) the name and address of such stockholder as they appear on the books of Metropolitan Bank Holding Corp. and of the beneficial owner, if any, on whose behalf the proposal is made; (3) the number of shares of capital stock that are owned beneficially or of record by such stockholder and such beneficial owner; (4) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and (5) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

Under SEC Rule 14a-19, a stockholder intending to engage in a director election contest with respect to the Company's annual meeting of stockholders to be held in 2025 must give the Company notice of its intent to solicit proxies by providing the names of its nominees and certain other information at least 60 calendar days before the anniversary of the previous year's annual meeting. This deadline is April 1, 2025.

A notice with respect to director nominations must include: (1) a statement that the writer is a stockholder and is proposing a candidate for consideration by the Board; (2) a statement from the candidate that they will be willing to serve as a director if elected; (3) the name and address of the stockholder as they appear on the Company's books, the number of shares that are owned beneficially by the stockholder and the holding period of the Company's common stock that are owned beneficially by the stockholder (if the stockholder is not a holder of record, appropriate evidence of the stockholder's ownership will be required); (4) a representation as to whether such stockholder intends to appear in person or by proxy at the meeting to nominate the nominee named in the stockholder's notice; (5) the name, age, address and contact information for the candidate, and the number of shares of common stock of the Company that are owned by the candidate (if the candidate is not a holder of record, appropriate evidence of the candidate's share ownership should be provided); (6) a description of all arrangements or understandings between the proposing stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder; (7) a statement of the candidate's business background and experience and all other information relating to such person that would indicate such person's qualification to serve on the Company's Board; and (8) such other information regarding the candidate or the stockholder as would be required to be included in the Company's proxy statement pursuant to SEC Regulation 14A.

Nothing in this Proxy Statement will be deemed to require the Company to include in its proxy statement and proxy relating to an annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.

OTHER MATTERS

The Board is not aware of any business to come before the Annual Meeting other than the matters described above in the Proxy Statement. However, if any matters should properly come before the Annual Meeting, it is intended that the Board, as holders of the proxies, will act as determined by a majority vote.

MISCELLANEOUS

The cost of solicitation of proxies will be borne by Metropolitan Bank Holding Corp. Metropolitan Bank Holding Corp. will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. Georgeson LLC will assist us in soliciting proxies, and we have agreed to pay them a fee of $13,500 plus reasonable expenses for their services. In addition to solicitations by mail, directors, officers and regular employees of Metropolitan Bank Holding Corp. may solicit proxies personally or by telephone without additional compensation. The Company's 2023 Annual Report to Stockholders is included with this Proxy Statement. Any stockholder may obtain a copy of the Annual Report on Form 10-K through the Company's website, www.mcbankny.com, by clicking the Investor Relations tab and selecting "SEC Filings" under the "Filings & Financials" tab, or by calling us or writing us at the address below. Such annual report is not to be treated as a part of the proxy solicitation material nor as having been incorporated herein by reference.

Investor Relations
Metropolitan Bank Holding Corp.
99 Park Avenue, 12th Floor
New York, New York 10016
Phone: (212) 365-6721
IR@mcbankny.com

METROPOLITAN BANK HOLDING CORP.

AMENDED AND RESTATED 2022 EQUITY INCENTIVE PLAN

RECITALS

WHEREAS, the stockholders of Metropolitan Bank Holding Corp. (the "**Company**") previously approved the Metropolitan Bank Holding Corp. 2022 Equity Incentive Plan (the "**2022 Plan**") at the 2022 annual meeting of stockholders of the Company on May 31, 2022; and

WHEREAS, the Board of Directors (the "**Board**" or "**Board of Directors**") of the Company has determined that it is advisable and in the best interests of the Company and its stockholders to amend and restate the 2022 Plan in order to increase the maximum number of shares of the Company's common stock reserved for issuance under the 2022 Plan from 358,000 to 716,000 and to make certain other updates and conforming revisions.

NOW, THEREFORE, the Company, upon receipt of stockholder approval of the Company's Amended and Restated 2022 Equity Incentive Plan (the "**Plan**"), hereby constitutes, establishes and adopts the following Plan and agrees to the following provisions:

ARTICLE 1
GENERAL

Section 1.1   Purpose, Effective Date and Term.   The purpose of the Plan is to promote the long-term financial success of the Company and its Subsidiaries, including Metropolitan Commercial Bank (the "**Bank**"), by providing a means to attract, retain and reward individuals who contribute to that success and to further align their interests with those of the Company's stockholders through the ownership of shares of Company Stock. The "**Effective Date**" of the Plan shall be the date on which the Plan satisfies the applicable stockholder approval requirements. The Plan will remain in effect as long as any Awards remain outstanding; *provided, however,* that no Awards may be granted under the Plan after the day immediately prior to the ten-year anniversary of the Effective Date. For the avoidance of doubt, no further awards shall be granted under the Metropolitan Bank Holding Corp. 2019 Equity Incentive Plan (the "**2019 Equity Plan**"), which shall remain in existence solely for the purpose of administering outstanding grants under the 2019 Equity Plan. The amendment and restatement of the 2022 Plan has no effect on Awards outstanding under the 2022 Plan and such Awards will remain subject to the terms and conditions of the Plan.

Section 1.2   Administration.   The Plan shall be administered by the Compensation Committee of the Board of Directors (the "**Committee**"), in accordance with **Section 5.1**.

Section 1.3   Participation.   Each individual who is granted or holds an Award in accordance with the terms of the Plan will be a participant in the Plan (a "**Participant**"). The grant of Awards shall be limited to Employees and Directors.

Section 1.4   Definitions.   Capitalized terms used in the Plan are defined in **Article 8** and elsewhere in the Plan.

ARTICLE 2
AWARDS

Section 2.1   General.   Any Award under the Plan may be granted singularly, or in combination with another Award (or Awards). Each Award under the Plan shall be subject to the terms and conditions of the Plan and any additional terms, conditions, limitations and restrictions provided by the Committee with respect to the Award in an Award Agreement. Every Award under the Plan shall require a written Award Agreement. Subject to the provisions of **Section 2.2(d)**, an Award may be granted as an alternative to or replacement of an existing Award under the Plan or any other plan of the Company or any Subsidiary (provided, however, that no reload Awards shall be granted hereunder) or as the form of payment for grants or rights earned or due under any other compensation plan or arrangement of the Company or its Subsidiaries, including without limitation the plan of any entity acquired by the Company or any Subsidiary. The types of Awards that may be granted under the Plan include:

(a) *Stock Options*. A Stock Option means a grant under **Section 2.2** that represents the right to purchase shares of Stock at an Exercise Price established by the Committee. Any Stock Option may be either an Incentive Stock Option (an "**ISO**") that is intended to satisfy the requirements applicable to an "incentive stock option" described in Code Section 422(b), or a Non-Qualified Stock Option (a "**Non-Qualified Option**") that is not intended to be an ISO, *provided, however*, that no ISOs may be granted: (i) after the ten-year anniversary of the Effective Date or the date the Plan is approved by the Board of Directors, whichever is earlier, or (ii) to a non-employee. Unless otherwise specifically provided by its terms, any Stock Option granted under the Plan to an employee shall be an ISO to the maximum extent permitted. Any ISO granted under this Plan that does not qualify as an ISO for any reason (whether at the time of grant or as the result of a subsequent event) shall be deemed to be a Non-Qualified Option. In addition, any ISO granted under this Plan may be unilaterally modified by the Committee to disqualify the Stock Option from ISO treatment such that it shall become a Non-Qualified Option; *provided however*, that any modification will be ineffective if it causes the Award to be subject to Code Section 409A (unless, as modified, the Award complies with Code Section 409A).

(b) *Restricted Stock Awards*. A Restricted Stock Award means a grant of shares of Stock under **Section 2.3** for no consideration or for such minimum consideration as may be required by applicable law, subject to a time-based vesting schedule or the satisfaction of market conditions or performance conditions.

(c) *Restricted Stock Units*. A Restricted Stock Unit means a grant under **Section 2.4** denominated in shares of Stock that is similar to a Restricted Stock Award except no shares of Stock are actually awarded on the date of grant of a Restricted Stock Unit. A Restricted Stock Unit is subject to a time-based vesting schedule or the satisfaction of market conditions or performance conditions and shall be settled in shares of Stock; *provided, however*, that in the sole discretion of the Committee, determined at the time of settlement, a Restricted Stock Unit may be settled in cash based on the Fair Market Value of a share of Stock multiplied by the number of Restricted Stock Units being settled.

(d) *Performance Awards*. A Performance Award means an Award under **Sections 2.2, 2.3 or 2.4** that vests upon the achievement of one or more specified performance measures, as further set forth in **Section 8.1** under "Performance Award."

Section 2.2   Stock Options.

(a) *Grant of Stock Options*. Each Stock Option shall be evidenced by an Award Agreement that specifies: (i) the number of Stock Options covered by the Stock Option; (ii) the date of grant of the Stock Option and the Exercise Price; (iii) the vesting period or conditions to vesting; and (iv) such other terms and conditions not inconsistent with the Plan, including the effect of termination of a Participant's employment or Service with the Company as the Committee may, in its discretion, prescribe. Stock Options may be granted as Performance Awards.

(b) *Terms and Conditions*. A Stock Option shall be exercisable in accordance with such terms and conditions and during such periods as may be established by the Committee. In no event, however, shall a Stock Option expire later than ten (10) years after the date of its grant (or five (5) years with respect to an ISO granted to an Employee who is a 10% Stockholder). The "**Exercise Price**" of each Stock Option shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant (or, if greater, the par value of a share of Stock); *provided, however,* that the Exercise Price of an ISO shall not be less than 110% of Fair Market Value of a share of Stock on the date of grant if granted to a 10% Stockholder; *further, provided,* that the Exercise Price may be higher or lower in the case of Stock Options granted or exchanged in replacement of existing Awards held by an employee or a director of an acquired entity. The payment of the Exercise Price of a Stock Option shall be by cash or, subject to limitations imposed by applicable law, by such other means as the Committee may from time to time permit, including: (i) by tendering, either actually or constructively by attestation, shares of Stock valued at Fair Market Value as of the date of exercise; (ii) by irrevocably authorizing a third party, acceptable to the Committee, to sell shares of Stock (or a sufficient portion of the shares) acquired upon exercise of the

Stock Option and to remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise; (iii) by net settlement of the Stock Option, using a portion of the shares obtained on exercise in payment of the Exercise Price of the Stock Option (and if applicable, tax withholding); (iv) by personal, certified or cashier's check; (v) by other property deemed acceptable by the Committee; or (vi) by any combination thereof. The total number of shares that may be acquired upon the exercise of a Stock Option shall be rounded down to the nearest whole share, with cash-in-lieu paid by the Company, at its discretion, for the value of any fractional share.

(c) *Prohibition of Cash Buy-Outs of Underwater Stock Options*.   Under no circumstances will any Stock Option with an Exercise Price as of an applicable date that is greater than the Fair Market Value of a share of Stock as of the same date that was granted under the Plan be bought back by the Company without stockholder approval.

(d) *Prohibition Against Repricing*.   Except for adjustments pursuant to **Section 3.4** or as otherwise approved by the Company's stockholders, neither the Committee nor the Board of Directors shall have the right or authority to make any adjustment or amendment that reduces or would have the effect of reducing the Exercise Price of a Stock Option previously granted under the Plan, whether through amendment, cancellation (including cancellation in exchange for a cash payment in excess of the Award's in-the-money value or in exchange for Stock Options or other Awards), replacement grants, or other means; provided that the foregoing does not apply to cancellation or replacements that occur in connection with a Change in Control of the Company pursuant to the terms of this Plan.

(e) *Prohibition on Paying Dividends*.   No dividends shall be paid on Stock Options and no Dividend Equivalent Rights may be granted with respect to Stock Options.

(f) *Limitation on Incentive Stock Options*.   Solely for purposes of determining whether shares of Stock are available for the grant of Incentive Stock Options under the Plan, the maximum aggregate number of shares that may be issued pursuant to Incentive Stock Options granted under the Plan shall be 716,000 shares, subject to adjustment as provided in **Section 3.4**.

Section 2.3   Restricted Stock Awards.

(a) *Grant of Restricted Stock*.   Each Restricted Stock Award shall be evidenced by an Award Agreement, that specifies: (i) the number of shares of Stock covered by the Restricted Stock Award; (ii) the date of grant of the Restricted Stock Award; (iii) the vesting period or conditions to vesting; and (iv) such other terms and conditions not inconsistent with the Plan, including the effect of termination of Participant's employment or Service with the Company as the Committee may, in its discretion, prescribe. Restricted Stock Awards may be granted as Performance Awards. All Restricted Stock Awards shall be in the form of issued and outstanding shares of Stock. Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine, including in book entry on the books and records maintained by the transfer agent. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock (including that the Restricted Stock may not be sold, encumbered, hypothecated or otherwise transferred except in accordance with the terms of the Plan and Award Agreement) and/or that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(b) *Terms and Conditions*.   Each Restricted Stock Award shall be subject to the following terms and conditions:

(i) *Dividends*.   No cash dividends shall be paid with respect to any Restricted Stock Awards unless and until the Participant vests in the underlying share(s) of Restricted Stock. Upon the vesting of a Restricted Stock Award, any dividends declared but not paid during the vesting period shall be paid within thirty (30) days following the vesting date. Any stock dividends declared on shares of Stock subject to a Restricted Stock Award shall be subject to the same restrictions and shall vest at the same time as the shares of Restricted Stock from which said dividends were derived. All unvested dividends shall be forfeited by the Participants to the extent their underlying Restricted Stock Awards are forfeited.

(ii)   *Voting Rights.*   Unless the Committee determines otherwise with respect to any Restricted Stock Award and specifies such determination in the relevant Award Agreement, a Participant shall have voting rights related to unvested, non-forfeited Restricted Stock Awards and the voting rights may be exercised by the Participant in his or her discretion.

(iii)   *Tender Offers and Merger Elections.*   Each Participant to whom a Restricted Stock Award is granted shall have the right to respond, or to direct the response, with respect to the related shares of Restricted Stock, to any tender offer, exchange offer, cash/stock merger consideration election or other offer made to, or elections made by, the holders of shares of Stock.

Section 2.4   Restricted Stock Units.

(a)   *Grant of Restricted Stock Unit Awards.*   Each Restricted Stock Unit shall be evidenced by an Award Agreement that specifies: (i) the number of Restricted Stock Units covered by the Award; (ii) the date of grant of the Restricted Stock Units; (iii) the Restriction Period; and (iv) such other terms and conditions not inconsistent with the Plan, including the effect of termination of a Participant's employment or Service with the Company as the Committee may, in its discretion, prescribe.

(b)   *Terms and Conditions.*   Each Restricted Stock Unit Award shall be subject to the following terms and conditions:

(i)   A Restricted Stock Unit Award shall be similar to a Restricted Stock Award except that no shares of Stock are actually awarded to the recipient on the date of grant. The Committee shall impose such conditions and/or restrictions on any Restricted Stock Unit Award granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Restricted Stock Unit, time-based restrictions and vesting following the attainment of performance measures, restrictions under applicable laws or under the requirements of any Exchange or market upon which shares of Stock may be listed, or holding requirements or sale restrictions placed by the Company upon vesting of the Restricted Stock Units. The Committee may make grants of Restricted Stock Units upon such terms and conditions as it may determine, which may include, but is not limited to, deferring receipt of the underlying shares of Stock provided the deferral complies with Section 409A of the Code and applicable provisions of the Plan.

(ii)   Restricted Stock Units may be granted as Performance Awards.

(iii)   Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of grant of a Restricted Stock Unit for which a Participant's continued Service is required (the "**Restriction Period**"), and until the later of (A) the expiration of the Restriction Period or (B) the date the applicable performance measures (if any) are satisfied, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock Units.

(iv)   A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

(v)   No dividends shall be paid on Restricted Stock Units. In the sole discretion of the Committee, exercised at the time of grant, Dividend Equivalent Rights may be assigned to Restricted Stock Units. A Dividend Equivalent Right, if any, shall be paid at the same time as the shares of Stock or cash subject to the Restricted Stock Unit are distributed to the Participant and is otherwise subject to the same rights and restrictions as the underlying Restricted Stock Unit.

Section 2.5   Vesting of Awards.   The Committee shall specify the vesting schedule or conditions of each Award. Subject to adjustment as provided in **Section 3.4**, at least ninety-five percent (95%) of all Awards under the Plan shall be subject to a vesting requirement of at least one year of Service following the grant of the Award (excluding, for this purpose, any (i) Substitute Awards, (ii) shares of Stock delivered in lieu of fully vested cash Awards and (iii) Awards to non-Employee Directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting); provided, that the foregoing restriction does not apply to the

Committee's discretion to provide for acceleration of exercisability or vesting of any Award, including in cases of the Participant's death, Disability or in connection with an Involuntary Termination at or following a Change in Control, in the terms of the Award or otherwise.

Section 2.6   Deferred Compensation.   Subject to approval by the Committee before an election is made, an Award of Restricted Stock Units may be deferred pursuant to a valid deferral election made by a Participant. If a deferral election is made by a Participant, the Award Agreement shall specify the terms of the deferral and shall constitute the deferral plan pursuant to the requirements of Code Section 409A. If any Award would be considered "deferred compensation" as defined under Code Section 409A ("**Deferred Compensation**"), the Committee reserves the absolute right (including the right to delegate such right) to unilaterally amend the Plan or the Award Agreement, without the consent of the Participant, to maintain exemption from, or to comply with, Code Section 409A. Any amendment by the Committee to the Plan or an Award Agreement pursuant to this **Section 2.6** shall maintain, to the extent practicable, the original intent of the applicable provision without violating Code Section 409A. A Participant's acceptance of any Award under the Plan constitutes acknowledgement and consent to such rights of the Committee, without further consideration or action. Any discretionary authority retained by the Committee pursuant to the terms of this Plan or pursuant to an Award Agreement shall not be applicable to an Award that is determined to constitute Deferred Compensation, if such discretionary authority would contravene Code Section 409A. Unless otherwise provided in a valid election form intended to comply with Code Section 409A, all Awards that are considered Deferred Compensation hereunder shall settle and be paid in no event later than 2½ months following the end of the calendar year with respect to which the Award's substantial risk of forfeiture lapsed.

Section 2.7   Effect of Termination of Service on Awards.   The Committee shall establish the effect of a Termination of Service on the continuation of rights and benefits available under an Award and, in so doing, may make distinctions based upon, among other things, the reason(s) for the Termination of Service and type of Award. Unless otherwise specified by the Committee and set forth in an Award Agreement or as set forth in any employment or severance agreement entered into by and between the Company and/or a Subsidiary and the Participant, the following provisions shall apply to each Award granted under this Plan:

(a)   Upon the Participant's Termination of Service for any reason other than due to Disability, death, Retirement or Cause, Stock Options shall be exercisable only as to those shares that were immediately exercisable by the Participant at the date of termination, and may be exercised only for a period of three (3) months following termination and any Restricted Stock or Restricted Stock Units that have not vested as of the date of Termination of Service shall expire and be forfeited.

(b)   In the event of a Termination of Service for Cause, all Stock Options granted to a Participant that have not been exercised (whether or not vested), and all Restricted Stock Awards and Restricted Stock Units that have not vested, shall expire and be forfeited.

(c)   Upon Termination of Service on account of Disability or death, all Stock Options shall be fully exercisable, whether or not then exercisable, and all Restricted Stock Awards and Restricted Stock Units shall immediately vest as to all shares subject to an outstanding Award at the date of Termination of Service. Unless the Committee specifies otherwise, Stock Options may be exercised for a period of one (1) year following Termination of Service due to death or Disability, or the remaining unexpired term of the Stock Option, if less; provided, however, in order to obtain ISO treatment for Stock Options exercised by heirs or devisees of an optionee, the optionee's death must have occurred while employed or within three (3) months after Termination of Service. In the event of Termination of Service due to Retirement, a Participant's vested Stock Options shall be exercisable for one (1) year following Termination of Service, provided that no Stock Option shall be eligible for treatment as an ISO in the event such Stock Option is exercised more than three (3) months following Termination of Service due to Retirement and all Stock Options, Restricted Stock Awards or Restricted Stock Units that have not vested as of as of the date of Termination of Service due to Retirement shall expire and be forfeited.

(d)   Notwithstanding anything herein to the contrary, no Stock Option shall be exercisable beyond the last day of the original term of the Stock Option.

(e)   Notwithstanding the provisions of this **Section 2.7**, the effect of a Change in Control on the vesting/exercisability of Stock Options, Restricted Stock Awards, Restricted Stock Units and Performance Awards is as set forth in **Article 4**.

Section 2.8 Holding Period for Vested Awards. As a condition of receipt of an Award, the Award Agreement may require a Participant to hold a vested Award or shares of Stock received upon exercise of a Stock Option for a period of time specified in the Award Agreement ("**Holding Period**"). In connection with the foregoing, a Participant may be required to retain direct ownership of such shares until the earlier of (i) the expiration of the Holding Period following the date of vesting or (ii) such person's Termination of Service with the Company and any Subsidiary. The foregoing limitation, if applicable, shall not apply to the extent that an Award vests due to death, Disability or an Involuntary Termination at or following a Change in Control, or to the extent that (x) a Participant directs the Company to withhold or the Company elects to withhold shares of Stock with respect to the vesting or exercise, or, in lieu thereof, to retain, or to sell without notice, a sufficient number of shares of Stock to cover the amount required to be withheld or (y) a Participant exercises a Stock Option by a net settlement, and in the case of (x) and (y) herein, only to the extent of the shares are withheld for tax purposes or for purposes of the net settlement.

ARTICLE 3
SHARES SUBJECT TO PLAN

Section 3.1 Available Shares. The shares of Stock with respect to which Awards may be made under the Plan shall be shares currently authorized but unissued, currently held or, to the extent permitted by applicable law, subsequently acquired by the Company, including shares purchased in the open market or in private transactions (except as set forth in **Section 3.2**).

Section 3.2 Share Limitations.

(a) *Share Reserve*. Subject to adjustment under the provisions of this **Section 3.2 and Section 3.4**, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries under the Plan shall be 716,000 shares of Stock, (i) less one (1) share for every one (1) share granted under the 2019 Equity Plan after March 15, 2022, and (ii) prior to the Effective Date of the Plan, less one (1) share for every one (1) granted under the 2022 Plan and prior to the Effective Date of the Plan. Subject to the limitations set forth in this **Section 3.2**, Awards under the Plan may be made in any combination of shares of Restricted Stock Awards, Restricted Stock Units or Stock Options in the discretion of the Committee. As of the Effective Date, no further grants will be made under the 2019 Equity Plan.

(b) *Computation of Shares Available*. For purposes of this **Section 3.2** and in connection with the granting of an Award, the number of shares of Stock available for the grant shall be reduced by the number of shares previously granted, subject to the following. If (i) any shares subject to an Award are forfeited, an Award expires or otherwise terminates without issuance of shares, or an Award is settled for cash (in whole or in part) or otherwise does not result in the issuance of all or a portion of the shares subject to such Award, such shares shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, be added to the shares available for grant under the Plan or (ii) after March 15, 2022, any shares subject to an award under the 2019 Equity Plan are forfeited, an award under the 2019 Equity Plan expires or otherwise terminates without issuance of such shares, or an award under the 2019 Equity Plan is settled for cash (in whole or in part), or otherwise does not result in the issuance of all or a portion of the shares subject to such award, then in each such case the shares subject to the Award or award under the 2019 Equity Plan shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, be added to the shares available for grant under the Plan on a one-for-one basis. Whether with reference to Awards granted under the Plan or awards granted under the 2019 Equity Plan, to the extent that: (i) a Stock Option is exercised by using an actual or constructive exchange of shares of Stock to pay the Exercise Price; (ii) shares of Stock are withheld to satisfy tax withholding upon exercise or vesting of an Award granted hereunder; or (iii) shares are withheld to satisfy the Exercise Price of Stock Options in a net settlement of Stock Options, then the number of shares of Stock available shall be reduced by the gross number of Stock Options exercised or Stock returned to satisfy tax withholding, rather than by the net number of shares of Stock issued. Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options (or options granted under the 2019 Equity Plan) shall not be added back to the share reserve and shall not be available for new grants under the Plan.

Section 3.3   Limitations on Grants to Directors.

(a)   *Stock Options, Restricted Stock Awards and Restricted Stock Units — Non-Employee Directors*. The aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all Awards granted to any non-Employee Director during any single calendar year, plus the total cash compensation paid to such director for services rendered for such calendar year, shall not exceed $800,000 (or $950,000 in the case of a Chairman of the Board); provided, however, that the limitation described in this Section shall be determined without regard to amounts paid to a non-employee director during any period in which such individual was an employee or consultant (other than grants of awards paid for service in their capacity as a non-employee director), and any severance and other payments such as consulting fees paid to a non-employee director for such director's prior or current service to the Company or any Subsidiary other than serving as a director shall not be taken into account in applying the limit provided above. For the avoidance of doubt, any compensation that is deferred shall be counted toward this limit for the year in which it was first earned, and not when paid or settled if later.

Section 3.4   Corporate Transactions.

(a)   *General*.   If the shares of Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, such adjustments and other substitutions shall be made to the Plan and to Awards in a manner the Committee deems equitable or appropriate taking into consideration the accounting and tax consequences, including such adjustments in the aggregate number and kinds of shares for which grants of Awards may be made under the Plan, the maximum number of shares of Stock that may be issued pursuant to Incentive Stock Options and, in the aggregate or to any Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan. Any such adjustment in outstanding Stock Options shall not change the aggregate purchase price payable with respect to shares that are subject to the unexercised portion of the Stock Option outstanding but shall include a corresponding proportionate adjustment in the purchase price per share. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Stock Options, Restricted Stock Awards and Restricted Stock Units (including, without limitation, cancellation of Stock Options, Restricted Stock Awards and Restricted Stock Units in exchange for the in-the-money value, if any, of the vested portion thereof, or substitution or exchange of Stock Options, Restricted Stock Awards and Restricted Stock Units using stock of a successor or other entity) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any parent or Subsidiary or the financial statements of the Company or any parent or Subsidiary, or in response to changes in applicable laws, regulations, or accounting principles.

(b)   *Merger in which Company is Not Surviving Entity*.   In the event of any merger, consolidation, or other business reorganization (including, but not limited to, a Change in Control) in which the Company is not the surviving entity, unless otherwise set forth in the agreement relating to the consummation of such merger, consolidation or other business reorganization, any Stock Options granted under the Plan that are outstanding immediately prior to such merger, consolidation or other business combination shall be converted into Stock Options to purchase voting common equity securities of the business entity that survives such merger, consolidation or other business reorganization having substantially the same terms and conditions as the outstanding Stock Options under this Plan and reflecting the same economic benefit (as measured by the difference between the aggregate Exercise Price and the value exchanged for outstanding shares of Stock in such merger, consolidation or other business reorganization), all as determined by the Committee prior to the consummation of such merger. The Committee or the agreement related to such merger, consolidation or other business reorganization may, at any time prior to the consummation of such merger, consolidation or other business reorganization, direct that all, but not less than all, outstanding Stock Options be canceled as of the effective date of such merger, consolidation or other business reorganization in exchange for a cash (or acquirer stock) payment per share of Stock equal to the excess (if any) of the value exchanged for an outstanding share of Stock in such merger, consolidation or other business reorganization over the Exercise Price of the Stock Option being canceled; provided, further, that in the event the Exercise Price of outstanding Stock Options exceeds the value to be exchanged for an outstanding share of Stock (an "**Underwater Stock Option**") in such merger, consolidation or other business reorganization, the Committee may, in its discretion, cancel and terminate such Underwater Stock Options without the consent of the holder of the Stock Option and without any payment to such holder.

Section 3.5   Delivery of Shares.   Delivery of shares of Stock or other amounts under the Plan shall be subject to the following:

(a)   *Compliance with Applicable Laws*.   Notwithstanding any other provision of the Plan, the Company shall have no obligation to deliver any shares of Stock or make any other distribution of benefits under the Plan unless such delivery or distribution complies with all applicable laws (including, the requirements of the Securities Act), and the applicable requirements of any Exchange or similar entity.

(b)   *Certificates*.   To the extent that the Plan provides for the issuance of shares of Stock, the issuance may be made on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any Exchange.

ARTICLE 4
CHANGE IN CONTROL

Section 4.1   Consequence of a Change in Control.   Subject to the provisions of **Section 3.4** (relating to the adjustment of shares and cancellation of Stock Options in exchange for a cash or stock payment of the in-the-money value) and except as otherwise provided in the Plan or an Award Agreement and unless the Committee determines otherwise:

(a)   Upon an Involuntary Termination at or following a Change in Control, all Service-based Stock Options then held by the Participant shall become fully earned and exercisable (subject to the expiration provisions otherwise applicable to the Stock Option). All Stock Options may be exercised for a period of one (1) year following an Involuntary Termination following a Change in Control, *provided, however*, that no Stock Option shall be eligible for treatment as an ISO in the event such Stock Option is exercised more than three (3) months following a termination of employment.

(b)   Upon an Involuntary Termination at or within 24 months following a Change in Control, all Service-based Awards of Restricted Stock Awards and Restricted Stock Units, shall be fully earned and vested.

(c)   Upon an Involuntary Termination at or following a Change in Control, all Performance Awards shall vest at the greater of the target level of performance or actual annualized performance measured as of the most recent completed fiscal quarter.

(d)   Notwithstanding anything in the Plan to the contrary, in the event of a Change in Control in which the Company is not the surviving entity, any Awards granted under the Plan that are outstanding immediately prior to such Change in Control shall become fully vested in the event the successor entity does not assume the Awards granted under the Plan and Performance Awards shall vest at the rate specified in **Section 4.1(c)** of the Plan.

Section 4.2   Definition of Change in Control.   For purposes of the Plan, unless otherwise provided in an Award Agreement, a "**Change in Control**" shall be deemed to have occurred upon the earliest to occur of the following:

(a)   Merger: The Company or the Bank merges into or consolidates with another entity, or merges another bank or corporation into the Company or the Bank, and as a result, less than a majority of the combined voting power of the resulting corporation immediately after the merger or consolidation is held by persons who were stockholders of the Company or the Bank immediately before the merger or consolidation;

(b) Acquisition of Significant Share Ownership: There is filed, or is required to be filed, a report on Schedule 13D or another form or schedule (other than a Schedule 13G) required under Sections 13(d) or 14(d) of the Exchange Act, if the schedule discloses that the filing person or persons acting in concert has or have become the beneficial owner of 25% or more of a class of the Company's or Bank's voting securities; *provided, however*, this clause (b) shall not apply to beneficial ownership of the Company's or the Bank's voting shares held in a fiduciary capacity by an entity of which the Company directly or indirectly beneficially owns 50% or more of its outstanding voting securities;

(c) Change in Board Composition: During any period of two consecutive years, individuals who constitute the Company's or the Bank's board of directors at the beginning of the two-year period cease for any reason to constitute at least a majority of the Company's or the Bank's board of directors; *provided, however*, that for purposes of this clause (c), each director who is first elected by the board of directors (or first nominated by the board of directors for election by the stockholders) by a vote of at least two-thirds (2/3) of the directors who were directors at the beginning of the two-year period shall be deemed to have also been a director at the beginning of such period or who is appointed as a director as a result of a directive, supervisory agreement or order issued by the primary federal regulator of the Company or the Bank or by the Federal Deposit Insurance Corporation shall be deemed to have also been a director at the beginning of such period; or

(d) Sale of Assets: The Company or the Bank sells to a third party all or substantially all of its assets.

Notwithstanding anything herein to the contrary, this definition of Change in Control will conform to the requirements of Code Section 409A and any provision in this definition inconsistent therewith will be null and void.

ARTICLE 5
COMMITTEE

Section 5.1   Administration.   The Plan shall be administered by the members of the Compensation Committee of the Company who are Disinterested Board Members. If the Committee consists of fewer than two Disinterested Board Members, then the Board of Directors shall appoint to the Committee such additional Disinterested Board Members as shall be necessary to provide for a Committee consisting of at least two Disinterested Board Members. Any members of the Committee who do not qualify as Disinterested Board Members shall abstain from participating in any discussion or decision to make or administer Awards that are made to Participants who at the time of consideration for such Award are persons subject to the short-swing profit rules of Section 16 of the Exchange Act. The Board of Directors, or if necessary to maintain compliance with the applicable listing standards, those members of the Board of Directors who are "independent directors" under the corporate governance statutes or rules of any Exchange on which the Company lists, or has listed or seeks to list its securities, may, in their discretion, take any action and exercise any power, privilege or discretion conferred on the Committee under the Plan with the same force and effect under the Plan as if done or exercised by the Committee.

Section 5.2   Powers of Committee.   The Committee's administration of the Plan shall be subject to the following:

(a) The Committee will have the authority and discretion to select from among the Company's and its Subsidiaries' Employees and Directors those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, features, (including automatic exercise in accordance with **Section 7.18**) performance criteria, restrictions (including without limitation, provisions relating to non-competition, non-solicitation and confidentiality), and other provisions of such Awards, to cancel or suspend Awards (subject to the restrictions imposed by **Article 6**) and to reduce, eliminate or accelerate any restrictions applicable to an Award at any time after the grant of the Award, or to extend the time period to exercise a Stock Option, provided that such extension is consistent with Code Section 409A.

(b) The Committee will have the authority and discretion to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(c)   The Committee will have the authority to define terms not otherwise defined herein.

(d)   In controlling and managing the operation and administration of the Plan, the Committee shall take action in a manner that conforms to the articles of incorporation and bylaws of the Company and applicable state corporate law.

(e)   The Committee will have the authority to: (i) suspend a Participant's right to exercise a Stock Option in a particular manner (i.e., such as a "cashless exercise" or "broker-assisted exercise") during a blackout period (or similar restricted period) (a "**Blackout Period**") to the extent that the Committee deems it necessary or in the best interests of the Company in order to comply with the securities laws and regulations issued by the SEC; and (ii) to extend the period to exercise a Stock Option by a period of time equal to the Blackout Period, provided that the extension does not violate Section 409A of the Code, the Incentive Stock Option requirements or applicable laws and regulations.

Section 5.3   Delegation by Committee.   Except to the extent prohibited by applicable law, the applicable rules of an Exchange upon which the Company lists its shares or the Plan, or as necessary to comply with the exemptive provisions of Rule 16b-3 promulgated under the Exchange Act, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it, including (a) delegating to a committee of one or more members of the Board of Directors who are not "Disinterested Board Members," the authority to grant Awards under the Plan to eligible persons who are not then subject to Section 16 of the Exchange Act; or (b) delegating to a committee of one or more members of the Board of Directors who would be eligible to serve on the Compensation Committee of the Company pursuant to the listing requirements imposed by any Exchange on which the Company lists, has listed or seeks to list its securities, the authority to grant awards under the Plan. The acts of such delegates shall be treated hereunder as acts of the Committee and such delegates shall report regularly to the Committee regarding the delegated duties and responsibilities and any awards so granted. Any such allocation or delegation may be revoked by the Committee at any time.

Section 5.4   Information to be Furnished to Committee.   As may be permitted by applicable law, the Company and its Subsidiaries shall furnish the Committee with data and information it determines may be required for it to discharge its duties. The records of the Company and its Subsidiaries as to a Participant's employment, termination of employment, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined by the Committee to be manifestly incorrect. Subject to applicable law, Participants and other persons entitled to benefits under the Plan must furnish the Committee any evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

Section 5.5   Committee Action.   The Committee shall hold meetings and may make administrative rules and regulations as it may deem proper. A majority of the members of the Committee shall constitute a quorum, and the action of a majority of the members of the Committee present at a meeting at which a quorum is present, as well as actions taken pursuant to the unanimous written consent of all of the members of the Committee without holding a meeting, shall be deemed to be actions of the Committee. Subject to **Section 5.1**, all actions of the Committee, including interpretations of provisions of the Plan, shall be final and conclusive and shall be binding upon the Company, Participants and all other interested parties. Any person dealing with the Committee shall be fully protected in relying upon any written notice, instruction, direction or other communication signed by a member of the Committee or by a representative of the Committee authorized to sign the same in its behalf.

ARTICLE 6
AMENDMENT AND TERMINATION

Section 6.1   General.   The Board of Directors may, as permitted by law, at any time, amend or terminate the Plan, and the Board of Directors or the Committee may, at any time, amend any Award Agreement, provided that no amendment or termination (except as provided in **Section 2.6**, **Section 3.4** and **Section 6.2**) may cause the repricing of a Stock Option, or, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely impair the rights of any Participant or beneficiary under any Award granted under the Plan before the date the amendment is adopted by the Board of Directors or made by the Committee; *provided, however*, that, no amendment may

(a) materially increase the benefits accruing to Participants under the Plan; (b) other than pursuant to **Section 3.4**, materially increase the aggregate number of securities that may be issued under the Plan, or (c) materially modify the requirements for participation in the Plan, unless the amendment under (a), (b) or (c) above is approved by the Company's stockholders.

Section 6.2   Amendment to Conform to Law and Accounting Changes.   Notwithstanding any provision in this Plan or any Award Agreement to the contrary, the Committee may amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of (i) conforming the Plan or the Award Agreement to any present or future law relating to plans of this or similar nature (including, but not limited to, Code Section 409A), or (ii) avoiding an accounting treatment resulting from an accounting pronouncement or interpretation thereof issued by the SEC or Financial Accounting Standards Board subsequent to the adoption of the Plan or the making of the Award affected thereby, which in the sole discretion of the Committee, may materially and adversely affect the financial condition or results of operations of the Company. By accepting an Award under this Plan, each Participant agrees and consents to any amendment made pursuant to this **Section 6.2** to any Award granted under the Plan without further consideration or action.


ARTICLE 7
GENERAL TERMS


Section 7.1   No Implied Rights.

(a)   *No Rights to Specific Assets*. Neither a Participant nor any other person shall by reason of participation in the Plan acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including any specific funds, assets, or other property that the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right, evidenced by an Award Agreement, to the shares of Stock or amounts, if any, payable or distributable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary shall be sufficient to pay any benefits to any person.

(b)   *No Contractual Right to Employment or Future Awards*. The Plan does not constitute a contract of employment, and selection as a Participant will not give any participating Employee the right to be retained in the employ of the Company or any Subsidiary or any right or claim to any benefit under the Plan, unless the right or claim has specifically accrued under the terms of the Plan. No individual shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to receive a future Award under the Plan.

(c)   *No Rights as a Stockholder*. Except as otherwise provided in the Plan or in an Award Agreement, no Award shall confer upon the holder thereof any rights as a stockholder of the Company before the date on which the individual fulfills all conditions for receipt of such rights.

Section 7.2   Transferability.   Except as otherwise so provided by the Committee, Stock Options under the Plan are not transferable except: (i) as designated by the Participant by will or by the laws of descent and distribution; (ii) to a trust established by the Participant, if under Code Section 671 and applicable state law, the Participant is considered the sole beneficial owner of the Stock Option while held in trust, or (iii) between spouses incident to a divorce or pursuant to a domestic relations order, *provided, however*, in the case of a transfer within the meaning of this **Section 7.2(iii)**, the Stock Option shall not qualify as an ISO as of the day of the transfer. The Committee shall have the discretion to permit the transfer of vested Stock Options (other than ISOs) under the Plan; *provided, however,* that such transfers shall be limited to Immediate Family Members of Participants, trusts and partnerships established for the primary benefit of Immediate Family Members or to charitable organizations, and; *provided, further,* that the transfers are not made for consideration to the Participant.

Awards of Restricted Stock shall not be transferable, except in the event of death, before the time that the Awards vest. A Restricted Stock Unit Award is not transferable, except in the event of death, before the time that the Restricted Stock Unit Award vests and property in which the Restricted Stock Unit is denominated is distributed to the Participant or the Participant's beneficiary.

A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

Section 7.3   Designation of Beneficiaries.   A Participant may file with the Company a written designation of a beneficiary or beneficiaries under this Plan and may from time-to-time revoke or amend the designation. Any designation of beneficiary under this Plan shall be controlling over any other disposition, testamentary or otherwise (unless such disposition is pursuant to a domestic relations order); *provided, however,* that if the Committee is in doubt as to the entitlement of the beneficiary to any Award, the Committee may determine to recognize only the legal representative of the Participant in which case the Company, the Committee and the members thereof shall not be under any further liability to anyone.

Section 7.4   Non-Exclusivity.   Neither the adoption of this Plan by the Board of Directors nor the submission of the Plan to the stockholders of the Company for approval (and any subsequent approval by the stockholders of the Company) shall be construed as creating any limitations on the power of the Board of Directors or the Committee to adopt other incentive arrangements as may be deemed desirable, including, without limitation, the granting of Restricted Stock Awards, Restricted Stock Units and/or Stock Options otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

Section 7.5   Award Agreement.   Each Award granted under the Plan shall be evidenced by an Award Agreement. A copy of the Award Agreement, in any medium chosen by the Committee, shall be provided (or made available electronically) to the Participant, and the Committee may, but need not require, that the Participant sign a copy of the Award Agreement. In the absence of a specific provision in the Award Agreement, the terms of the Plan shall control. In the event of a conflict between the terms of an Award Agreement and the Plan, the terms of the Plan will control.

Section 7.6   Form and Time of Elections; Notification Under Code Section 83(b).   Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be filed with the Company at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require. Notwithstanding anything herein to the contrary, the Committee may, on the date of grant or at a later date, as applicable, prohibit an individual from making an election under Code Section 83(b). If the Committee has not prohibited an individual from making this election, an individual who makes this election shall notify the Committee of the election within ten (10) days of filing notice of the election with the Internal Revenue Service or as otherwise required by the Committee. This requirement is in addition to any filing and notification required under the regulations issued under the authority of Code Section 83(b).

Section 7.7   Evidence.   Evidence required of anyone under the Plan may be by certificate, affidavit, document or other written information upon which the person is acting considers pertinent and reliable, and signed, made or presented by the proper party or parties.

Section 7.8   Tax Withholding.

(a)   *Payment by Participant*. Each Participant shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the Participant for Federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Committee regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any taxes from any payment of any kind otherwise due to the Participant. The Company's obligation to deliver evidence of stock ownership to any Participant is subject to and conditioned on tax withholding obligations being satisfied by the Participant.

(b)   *Payment in Stock*. The Committee may require or permit the Company's tax withholding obligation to be satisfied, in whole or in part, by the Company withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; *provided, however*, that the amount withheld does not exceed the maximum statutory tax rate or such lesser amount as is necessary to avoid liability accounting treatment. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the Participants.

Section 7.9   Action by Company or Subsidiary.   Any action required or permitted to be taken by the Company or any Subsidiary shall be by resolution or unanimous written consent of its board of directors, or by action of one or more members of the board of directors (including a committee of the board of directors) who are duly authorized to act for the board or directors, or (except to the extent prohibited by applicable law or applicable rules of the Exchange on which the Company lists its securities) by a duly authorized officer of the Company or Subsidiary.

Section 7.10   Successors.   All obligations of the Company under this Plan shall be binding upon and inure to the benefit of any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business, stock, and/or assets of the Company.

Section 7.11   Indemnification.   To the fullest extent permitted by law and the Company's governing documents, each person who is or shall have been a member of the Committee, or of the Board of Directors, or an officer or Employee of the Company or a Subsidiary to whom authority was delegated in accordance with **Section 5.3**, shall be indemnified and held harmless by the Company (i) against and from any loss (including amounts paid in settlement), cost, liability or expense (including reasonable attorneys' fees) that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan; and (ii) against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability, or expense is a result of his or her own willful misconduct or except as expressly provided by statute or regulation. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's certificate of incorporation or bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless. The foregoing right to indemnification shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition, *provided, however*, that, if required by applicable law, an advancement of expenses shall be made only upon delivery to the Company of an undertaking by or on behalf of such persons to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses.

Section 7.12   No Fractional Shares.   Unless otherwise permitted by the Committee, no fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award Agreement. The Committee shall determine whether cash or other property shall be issued or paid in lieu of fractional shares or whether the fractional shares or any rights thereto shall be forfeited or otherwise eliminated by rounding down.

Section 7.13   Governing Law.   The Plan, all awards granted hereunder, and all actions taken in connection herewith shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws, except as superseded by applicable federal law. The federal and state courts located in the State of New York shall have exclusive jurisdiction over any claim, action, complaint or lawsuit brought under the terms of the Plan. By accepting any Award, each Participant, and any other person claiming any rights under the Plan, agrees to submit himself or herself, and any legal action brought with respect to the Plan, to the sole jurisdiction of such courts for the adjudication and resolution of any such disputes.

Section 7.14   Benefits Under Other Plans.   Except as otherwise provided by the Committee or as set forth in a Qualified Retirement Plan, non-qualified plan or other benefit plan, Awards to a Participant (including the grant and the receipt of benefits) under the Plan shall be disregarded for purposes of determining the Participant's benefits under, or contributions to, any Qualified Retirement Plan, non-qualified plan and any other benefit plans maintained by the Participant's employer. The term "**Qualified Retirement Plan**" means any plan of the Company or a Subsidiary that is intended to be qualified under Code Section 401(a).

Section 7.15   Validity.   If any provision of this Plan is determined to be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Plan shall be construed and enforced as if such illegal or invalid provision had never been included in the Plan.

Section 7.16   Notice.   Unless otherwise provided in an Award Agreement, all written notices and all other written communications to the Company provided for in the Plan or an Award Agreement shall be delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid (provided that international mail shall be sent via overnight or two-day delivery), or sent by facsimile, email or prepaid overnight courier to the Company at its principal executive office. Notices, demands, claims and other communications shall be deemed given: (i) in the case of delivery by overnight service with guaranteed next day delivery, the next day or the day designated for delivery; (ii) in the case of certified or registered U.S. mail, five (5) days after deposit in the U.S. mail; or (iii) in the case of facsimile or email, the date upon which the transmitting party received confirmation of receipt; *provided, however,* that in no event shall any such communications be deemed to be given later than the date they are actually received, provided they are actually received.

If a communication is not received, it shall only be deemed received upon the showing of an original of the applicable receipt, registration or confirmation from the applicable delivery service. Communications that are to be delivered by the U.S. mail or by overnight service to the Company shall be directed to the attention of the Company's President and to the Corporate Secretary, unless otherwise provided in the Participant's Award Agreement.

Section 7.17   Forfeiture Events.   The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. These events include, but are not limited to, termination of employment for Cause, termination of the Participant's provision of Services to the Company or any Subsidiary, violation of material Company or Subsidiary policies, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct of the Participant that is detrimental to the business or reputation of the Company or any Subsidiary.

Section 7.18   Automatic Exercise.   In the sole discretion of the Committee exercised in accordance with **Section 5.2(a)**, any Stock Options that are exercisable but unexercised as of the day immediately before the expiration date of the Stock Option may be automatically exercised in accordance with procedures established for this purpose by the Committee, but only if the Exercise Price is less than the Fair Market Value of a share of Stock on such date and the automatic exercise will result in the issuance of at least one (1) whole share of Stock to the Participant after payment of the Exercise Price and any applicable minimum tax withholding requirements. Payment of the exercise price and any applicable tax withholding requirements shall be made by a net settlement of the Stock Option whereby the number of shares of Stock to be issued upon exercise are reduced by a number of shares having a Fair Market Value on the date of exercise equal to the Exercise Price and any applicable minimum tax withholding.

Section 7.19   Regulatory Requirements.   The grant and settlement of Awards under this Plan shall be conditioned upon and subject to compliance with Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. 1828(k), and the rules and regulations promulgated thereunder.

Section 7.20   Awards Subject to Company Policies and Restrictions.

(a)   *Trading Policy Restrictions*. Option exercises and other Awards under the Plan shall be subject to the Company's insider trading policies and procedures, as in effect from time to time.

(b)   *Hedging/Pledging Policy Restrictions*. Awards under the Plan shall be subject to the Company's policies relating to hedging and pledging as such may be in effect from time to time.

ARTICLE 8
DEFINED TERMS; CONSTRUCTION

Section 8.1   In addition to the other definitions contained herein, unless otherwise specifically provided in an Award Agreement, the following definitions shall apply:

"**10% Stockholder**" means an individual who, at the time of grant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company.

"**Award**" means any Stock Option, Restricted Stock Award, Restricted Stock Unit or Performance Award or any other right or interest relating to Stock or cash, granted to a Participant under the Plan.

"**Award Agreement**" means the document (in whatever medium prescribed by the Committee and whether or not a signature is required or provided by a Participant) that evidences the terms and conditions of an Award. A copy of the Award Agreement will be provided (or made available electronically) to each Participant.

"**Cause**" If the Participant is subject to a written employment agreement (or other similar written agreement) with the Company or a Subsidiary that provides a definition of termination for "cause," then, for purposes of this Plan, the term "**Cause**" shall have the meaning set forth in such agreement. In the absence of such a definition, "**Cause**" means termination because of a Participant's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, material breach of the Bank's Code of Ethics, material violation of the Sarbanes-Oxley requirements for officers of public companies that in the reasonable opinion of the Board of Directors will likely cause substantial financial harm or substantial injury to the reputation of the Bank or the Company, willfully engaging in actions that in the reasonable opinion of the Board of Directors will likely cause substantial financial harm or substantial injury to the business reputation of the Bank or the Company, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than routine traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of the contract.

"**Change in Control**" has the meaning ascribed to it in **Section 4.2**.

"**Code**" means the Internal Revenue Code of 1986, as amended, and any rules, regulations and guidance promulgated thereunder, as modified from time to time.

"**Director**" means a member of the Board of Directors or of a board of directors of a Subsidiary.

"**Disability.**" If the Participant is subject to a written employment agreement (or other similar written agreement) with the Company or a Subsidiary that provides a definition of "Disability" or "Disabled," then, for purposes of this Plan, the terms "Disability" or "Disabled" shall have meaning set forth in such agreement. In the absence of such a definition, "Disability" shall be defined in accordance with the Bank's long-term disability plan. To the extent that an Award hereunder is subject to Code Section 409A, "Disability" or "Disabled" shall mean that a Participant: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering Employees. Except to the extent prohibited under Code Section 409A, if applicable, the Committee shall have discretion to determine if a Disability has been incurred.

"**Disinterested Board Member**" means a member of the Board of Directors who: (a) is not a current Employee of the Company or a Subsidiary, (b) does not receive remuneration from the Company or a Subsidiary, either directly or indirectly, for services rendered as a consultant or in any capacity other than as a Director, except in an amount for which disclosure would not be required pursuant to Item 404 of SEC Regulation S-K in accordance with the proxy rules of the SEC, as amended or any successor provision thereto, and (c) does not possess an interest in any other transaction, and is not engaged in a business relationship, for which disclosure would be required pursuant to Item 404(a) of SEC Regulation S-K under the proxy rules of the SEC, as amended or any successor provision thereto. The term Disinterested Board Member shall be interpreted in such manner as shall be necessary to conform to the requirements of a "Non-Employee

Directors" under Rule 16b-3 promulgated under the Exchange Act and the corporate governance standards imposed on compensation committees under the listing requirements imposed by any Exchange on which the Company lists or seeks to list its securities.

"**Dividend Equivalent Rights**" means the right, associated with a Restricted Stock Unit, to receive a payment, in cash or Stock, as applicable, equal to the amount of dividends paid on a share of Stock, as specified in the Award Agreement.

"**Employee**" means any person employed by the Company or a Subsidiary, including Directors who are employed by the Company or a Subsidiary.

"**Exchange**" means any national securities exchange on which the Stock may from time to time be listed or traded.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended and the rules, regulations and guidance promulgated thereunder, as modified from time to time.

"**Exercise Price**" means the price established with respect to a Stock Option pursuant to **Section 2.2**.

"**Fair Market Value**" on any date, means (i) if the Stock is listed on an Exchange, national market system or automated quotation system, the closing sales price on that Exchange or over such system on that date or, in the absence of reported sales on that date, the closing sales price on the immediately preceding date on which sales were reported, or (ii) if the Stock is not listed on a an Exchange, national market system or automated quotation system, "Fair Market Value" shall mean a price determined by the Committee in good faith on the basis of objective criteria consistent with the requirements of Code Section 422 and applicable provisions of Section 409A.

"**Good Reason**." A termination of employment by an Employee Participant shall be deemed a termination of employment for "**Good Reason**" as a result of the Participant's resignation from the employ of the Company or any Subsidiary upon the occurrence of any of the following events:

(i)   a material reduction in Participant's base salary or base compensation;

(ii) a material diminution in Participant's authority, duties or responsibilities without the written consent of Participant;

(iii) a change in the geographic location at which Participant must perform his duties that is more than thirty-five (35) miles from the location of Participant's principal workplace on the date of this Agreement (which results in an increase in commute); or

(iv) in the event a Participant is a party to an employment or change in control agreement that provides a definition for "Good Reason" or a substantially similar term, then the occurrence of any event set forth in such definition.

Notwithstanding the foregoing, in order to terminate for Good Reason, a Participant must give sixty (60) days' notice to the Company or the Subsidiary for whom the Participant is employed of the Good Reason condition following its occurrence and the Company or Subsidiary, as applicable, shall have thirty (30) days to cure the Good Reason condition, with termination occurring within thirty (30) days of the expiration of the cure period. Any distribution of an Award subject to Code Section 409A shall be subject to the distribution timing rules of Code Section 409A, including any delay in the distribution of such Award, which rules shall be set forth in the Award Agreement.

"**Holding Period**" has the meaning ascribed to it in **Section 2.8**.

"**Immediate Family Member**" means with respect to any Participant: (i) any of the Participant's children, stepchildren, grandchildren, parents, stepparents, grandparents, spouses, siblings, nieces, nephews, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law or sisters-in-law, including relationships created by adoption; (ii) any natural person sharing the Participant's household (other than as a tenant or employee, directly or indirectly, of the Participant); (iii) a trust in which any combination of the Participant and persons described in section (i) and (ii) above own more than fifty percent (50%) of the beneficial interests; (iv) a foundation in which any combination of the Participant and persons described in sections (i) and

(ii) above control management of the assets; or (v) any other corporation, partnership, limited liability company or other entity in which any combination of the Participant and persons described in sections (i) and (ii) above control more than fifty percent (50%) of the voting interests.

"**Involuntary Termination**" means the Termination of Service of a Participant by the Company or Subsidiary, other than a termination for Cause, or termination of employment by an Employee Participant for Good Reason.

"**Incentive Stock Option**" **or** "**ISO**" has the meaning ascribed to it in **Section 2.1(a)**.

"**Non-Qualified Option**" means the right to purchase shares of Stock that is either (i) granted to a Participant who is not an Employee, or (ii) granted to an Employee and either is not designated by the Committee to be an ISO or does not satisfy the requirements of Section 422 of the Code.

"**Performance Award**" means an Award that vests in whole or in part upon the achievement of one or more specified performance measures, as determined by the Committee. Regardless of whether an Award is subject to the attainment of one or more performance measures, the Committee may also condition the vesting thereof upon the continued Service of the Participant. The conditions for grant or vesting and the other provisions of a Performance Award (including without limitation any applicable performance measures) need not be the same with respect to each Participant. A Performance Award shall vest, or as to Restricted Stock Units be settled, after the Committee has determined that the performance goals have been satisfied.

Performance measures can include, but are not limited to: book value or tangible book value per share; basic earnings per share; basic cash earnings per share; diluted earnings per share; return on equity; net income or net income before taxes; net interest income; non-interest income; non-interest expense to average assets ratio; cash general and administrative expense to average assets ratio; efficiency ratio; financial return ratios; increase in revenue; total stockholder return; net operating income, operating income; net interest margin or net interest rate spread; stock price; assets, growth in assets, loans or deposits, asset quality level, charge offs, loan reserves, non-performing assets, loans, deposits, growth of loans, loan production volume, non-performing loans; regulatory compliance or safety and soundness; achievement of balance sheet or income statement objectives or strategic business objectives, or any combination of these or other measures.

Performance measures may be based on the performance of the Company as a whole or on any one or more Subsidiaries or business units of the Company or a Subsidiary and may be measured relative to a peer group, an index or a business plan and may be considered as absolute measures or changes in measures. The terms of an Award may provide that partial achievement of performance measures may result in partial payment or vesting of the award or that the achievement of the performance measures may be measured over more than one period or fiscal year. In establishing any performance measures, the Committee may provide for the exclusion of the impact of an event or occurrence which the Committee determines should appropriately be excluded, including: (i) extraordinary, unusual, and/or nonrecurring items of gain or loss; (ii) gains or losses on the disposition of a business; (iii) dividends declared on the Company's stock; (iv) changes in tax or accounting principles, regulations or laws; or (v) expenses incurred in connection with a merger, branch acquisition or similar transaction. Subject to the preceding sentence, if the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or its Subsidiaries conducts its business or other events or circumstances render current performance measures to be unsuitable, the Committee may modify such performance measures, in whole or in part, as the Committee deems appropriate. Notwithstanding anything to the contrary herein, performance measures relating to any Award hereunder will be modified, to the extent applicable, to reflect a change in the outstanding shares of Stock of the Company by reason of any stock dividend or stock split, or a corporate transaction, such as a merger of the Company into another corporation, any separation of a corporation or any partial or complete liquidation by the Company or a Subsidiary. If a Participant is promoted, demoted or transferred to a different business unit during a performance period, the Committee may determine that the selected performance measures or applicable performance period are no longer appropriate, in which case, the Committee, in its sole discretion, may: (i) adjust, change or eliminate the performance measures or change the applicable performance period; or (ii) cause to be made a cash payment to the Participant in an amount determined by the Committee.

"**Restricted Stock**" or "**Restricted Stock Award**" has the meaning ascribed to it in **Sections 2.1(b) and 2.3**.

"**Restricted Stock Unit**" has the meaning ascribed to it in **Sections 2.1(c) and 2.4.**

"**Restriction Period**" has the meaning set forth in **Section 2.4(b)(iii)**.

"**Retirement**" means retirement from employment with the Company or a Subsidiary in accordance with the then current retirement policies of the Company or a Subsidiary, as applicable, or as otherwise set forth in an Award Agreement. "**Retirement**" with respect to a non-employee Director means the termination of service from the Board(s) of Directors of the Company and any Subsidiary following written notice to such Board(s) of Directors of the non-employee Directors intention to retire, or as otherwise set forth in an Award Agreement. Notwithstanding the foregoing, unless the Committee specifies otherwise at the time of an Award, an Employee who continues to serve on the Board following retirement as a Director or a Director who continues to serve as an advisory board member or director emeritus shall not be deemed to have terminated due to Retirement until both Service as an Employee and Director, or in the latter case, as a Director and advisory board member or director emeritus has terminated.

"**SEC**" means the United States Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended and the rules, regulations and guidance promulgated thereunder and modified from time to time.

"**Service**" means service as an Employee or non-employee Director of the Company or a Subsidiary, as the case may be, and shall include service as a director emeritus or advisory director. Service shall not be deemed interrupted in the case of (i) any approved leave of absence for military service or sickness, or for any other purpose approved by the Company or a Subsidiary, if the employee's right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Committee otherwise so provides in writing, (ii) transfers among the Company, any Subsidiary, or any successor entities, in any capacity of Employee or Director, or (iii) any change in status as long as the individual remains in the service of the Company or a Subsidiary in any capacity as Employee or Director (except as otherwise provided in the Award Agreement).

"**Stock**" means the common stock of the Company, $0.01 par value per share.

"**Stock Option**" has the meaning ascribed to it in **Sections 2.1(a) and 2.2**.

"**Subsidiary**" means any corporation, affiliate, bank or other entity, which would be a subsidiary corporation with respect to the Company as defined in Code Section 424(f) and, other than with respect to an ISO, shall also mean any partnership or joint venture in which the Company and/or other Subsidiary owns more than fifty percent (50%) of the capital or profits interests.

"**Substitute Awards**" shall mean Awards granted or shares of Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

"**Termination of Service**" means the first day occurring on or after a grant date on which the Participant ceases to be an Employee or Director (including a director emeritus or advisory director), regardless of the reason for such cessation, subject to the following:

(1) The Participant's cessation of Service as an Employee shall not be deemed to occur by reason of the transfer of the Participant between the Company and a Subsidiary or between two Subsidiaries.

(2) The Participant's cessation as an Employee shall not be deemed to occur by reason of the Participant's being on a bona fide leave of absence from the Company or a Subsidiary approved by the Company or Subsidiary otherwise receiving the Participant's Services provided the leave of absence does not exceed six (6) months, or if longer, so long as the Employee retains a right to reemployment with the Company or Subsidiary under an applicable statute or by contract. For these purposes, a leave of absence constitutes a bona fide leave of absence only if there is a reasonable expectation that the Employee will return to perform Services for the Company or Subsidiary. If the

period of leave exceeds six (6) months and the Employee does not retain a right to reemployment under an applicable statute or by contract, the employment relationship is deemed to terminate on the first day immediately following the six (6) month period. For purposes of this sub-section, to the extent applicable, an Employee's leave of absence shall be interpreted by the Committee in a manner consistent with Treasury Regulation Section 1.409A-1(h)(1).

(3) If, as a result of a sale or other transaction, the Subsidiary for whom Participant is employed ceases to be a Subsidiary, and the Participant is not, following the transaction, an Employee of the Company or an entity that is then a Subsidiary, then the occurrence of the transaction shall be treated as the Participant's Termination of Service caused by the Participant being discharged by the entity by which the Participant is employed or to whom the Participant is providing Services.

(4) Except to the extent Code Section 409A may be applicable to an Award, and subject to the foregoing paragraphs of this sub-section, the Committee shall have discretion to determine if a Termination of Service has occurred and the date on which it occurred. If any Award under the Plan constitutes Deferred Compensation (as defined in **Section 2.6**), the term Termination of Service shall be interpreted by the Committee in a manner consistent with the definition of "Separation from Service" as defined under Code Section 409A and under Treasury Regulation Section 1.409A-1(h)(ii). For purposes of this Plan, a "**Separation from Service**" shall have occurred if the employer and Participant reasonably anticipate that no further Services will be performed by the Participant after the date of the Termination of Service (whether as an employee or as an independent contractor) or the level of further Services performed will be less than fifty percent (50%) of the average level of bona fide Services in the thirty-six (36) months immediately preceding the Termination of Service. If a Participant is a "**Specified Employee**," as defined in Code Section 409A and any payment to be made hereunder shall be determined to be subject to Code Section 409A, then if required by Code Section 409A, the payment or a portion of the payment (to the minimum extent possible) shall be delayed and shall be paid on the first day of the seventh month following Participant's Separation from Service.

(5) With respect to a Participant who is a Director, cessation as a Director will not be deemed to have occurred if the Participant continues as a director emeritus or advisory director. With respect to a Participant who is both an Employee and a Director, termination of employment as an Employee shall not constitute a Termination of Service for purposes of the Plan so long as the Participant continues to provide Service as a Director or director emeritus or advisory director.

Section 8.2 In this Plan, unless otherwise stated or the context otherwise requires, the following uses apply:

(a) Actions permitted under this Plan may be taken at any time and from time to time in the actor's reasonable discretion;

(b) References to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time;

(c) In computing periods from a specified date to a later specified date, the words "from" and "commencing on" (and the like) mean "from and including," and the words "to," "until" and "ending on" (and the like) mean "to, but excluding";

(d) References to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality;

(e) Indications of time of day mean East Coast time;

(f) The word "including" means "including, but not limited to";

(g) All references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Plan unless otherwise specified;

(h)   All words used in this Plan will be construed to be of such gender or number as the circumstances and context require;

(i)   The captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Plan have been inserted solely for convenience of reference and shall not be considered a part of this Plan nor shall any of them affect the meaning or interpretation of this Plan or any of its provisions;

(j)   Any reference to a document or set of documents in this Plan, and the rights and obligations of the parties under any such documents, shall mean such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof; and

(k)   All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: **001-38282**

METROPOLITAN BANK HOLDING CORP.
(Exact name of registrant as specified in its charter)

New York	**13-4042724**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
99 Park Avenue, New York, New York	**10016**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 659-0600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	MCB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐   NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
(Do not check if a smaller reporting company)		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐   NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant on June 30, 2023, as reported by the New York Stock Exchange, was approximately $352.4 million.

As of February 26, 2024, there were issued and outstanding 11,090,229 shares of the Registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to its 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

[This Page Intentionally Left Blank.]

TABLE OF CONTENTS

GLOSSARY OF COMMON TERMS AND ACRONYMS

ACL	Allowance for Credit Losses		**FHLBNY**	Federal Home Loan Bank of New York
AFS	Available-for-sale		**FRB**	Federal Reserve Bank
ALCO	Asset Liability Committee		**FRBNY**	Federal Reserve Bank of New York
ALLL	Allowance for loan and lease losses		**FX**	Foreign exchange
AOCI	Accumulated Other Comprehensive Income		**GAAP**	U.S. Generally accepted accounting principles
ASC	Accounting Standards Codification		**GPG**	Global Payments Group
ASU	Accounting Standards Update		**HTM**	Held-to-maturity
Bank	Metropolitan Commercial Bank		**IRR**	Interest rate risk
BHC Act	Bank Holding Company Act of 1956, as amended		**ISO**	Incentive stock option
BSA	Bank Secrecy Act		**JOBS Act**	The Jumpstart Our Business Startups Act
C&I	Commercial and Industrial		**LIBOR**	London Inter-Bank Offered Rate
CARES Act	Coronavirus Aid, Relief, and Economic Security Act		**LTV**	Loan-to-value
CECL	Current Expected Credit Loss		**MBS**	Mortgage-backed securities
CFPB	Consumer Financial Protection Bureau		**NYSDFS**	New York State Department of Financial Services
Company	Metropolitan Bank Holding Corp.		**OCC**	Office of the Comptroller of the Currency
Coronavirus	COVID-19		**OTTI**	Other-than-temporary impairment
CRA	Community Reinvestment Act		**PPP**	Paycheck Protection Program
CRE	Commercial real estate		**PRSU**	Performance Restricted Share Units
CRE Guidance	Commercial Real Estate Lending, Sound Risk Management Practices		**ROU**	Right of Use
DIF	Deposit Insurance Fund		**SEC**	U.S. Securities and Exchange Commission
EGC	Emerging Growth Company		**SOFR**	Secured Overnight Financing Rate
EVE	Economic value of equity		**SRC**	Smaller reporting company
FASB	Financial Accounting Standards Board		**TDR**	Troubled debt restructuring
FDIC	Federal Deposit Insurance Corporation		**USD**	U.S. Dollar
FHLB	Federal Home Loan Bank			

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which may be identified by the use of such words as "may," "believe," "expect," "anticipate," "consider," "should," "plan," "estimate," "predict," "continue," "probable," and "potential" or the negative of these terms or other comparable terminology. Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, results of operations and business of Metropolitan Bank Holding Corp. (the "Company") and its wholly-owned subsidiary Metropolitan Commercial Bank (the "Bank"), and the Company's strategies, plans, objectives, expectations and intentions, and other statements contained in this Annual Report on Form 10- K that are not historical facts. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that are difficult to predict and are generally beyond our control and that may cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Factors that may cause actual results to differ from those results expressed or implied include those factors listed under Part I, Item 1A. "Risk Factors" and as described in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report. In addition, these factors include but are not limited to:

- the interest rate policies of the Board of Governors of the Federal Reserve System and other regulatory bodies;

- an unexpected deterioration in our loan or securities portfolios;

- changes in liquidity, including the size and composition of our deposit portfolio and the percentage of uninsured deposits in the portfolio;

- unexpected increases in our expenses;

- different than anticipated growth and our ability to manage our growth;

- global pandemics, including the lingering effects of COVID-19, or localized epidemics, could adversely affect the Company's financial condition and results of operations;

- potential recessionary conditions, including the related effects on our borrowers and on our financial condition and results of operations;

- unexpected increases in credit losses or in the level of delinquent, nonperforming, classified and criticized loans;

- an inability to absorb the amount of actual losses inherent in our existing loan portfolio;

- an unanticipated loss of key personnel or existing customers;

- increases in competitive pressures among financial institutions or from non-financial institutions, which may result in unanticipated changes in our loan or deposit rates;

- unanticipated increases in FDIC costs;

- legislative, tax or regulatory changes or actions, which may adversely affect the Company's business;

- impacts related to or resulting from recent bank failures;

- changes in deposit flows, funding sources or loan demand, which may adversely affect the Company's business;

- changes in accounting principles, policies or guidelines may cause the Company's financial condition or results of operation to be reported or perceived differently;

- general economic conditions, including unemployment rates, either nationally or locally in some or all of the areas in which the Company does business, or conditions in the securities markets or the banking industry being less favorable than currently anticipated;

- unanticipated adverse changes in our customers' economic conditions;

- inflation, which may lead to higher operating costs;

- declines in real estate values in the Company's market area, which may adversely affect its loan production;

- an unexpected adverse financial, regulatory, legal or bankruptcy event experienced by our non-bank financial service clients;

- technological changes that may be more difficult or expensive to implement than anticipated;

- system failures or cybersecurity breaches of our information technology infrastructure or those of the Company's third-party service providers or those of our non-bank financial service clients for which we provide global payments infrastructure;

- emerging issues related to the development and use of artificial intelligence could give rise to legal or regulatory action, damage our reputation or otherwise materially harm our business or customers;

- the failure to maintain current technologies and to successfully implement future information technology enhancements;

- the effects of any developments, changes or actions relating to any litigation or regulatory proceedings brought against us or any of our subsidiaries;

- the costs, including the possible incurrence of fines, penalties, or other negative effects (including reputational harm) of any adverse judicial, administrative, or arbitral rulings or proceedings, regulatory enforcement actions, or other legal actions to which we or any of our subsidiaries are a party, and which may adversely affect our results;

- the current or anticipated impact of military conflict, terrorism or other geopolitical events;

- the ability to attract or retain key employees;

- the successful implementation or consummation of new business initiatives, which may be more difficult or expensive than anticipated;

- the timely and efficient development of new products and services offered by the Company or its strategic partners, as well as risks (including reputational and litigation) attendant thereto, and the perceived overall value and acceptance of these products and services by customers;

- changes in consumer spending, borrowing or savings habits;

- the risks associated with adverse changes to credit quality, including changes in the level of loan delinquencies, non-performing assets and charge-offs and changes in the estimates of the adequacy of the ACL;

- an unexpected failure to successfully manage our credit risk and the sufficiency of our allowance for credit losses;

- the credit and other risks from borrower and depositor concentrations (by geographic area and by industry);

- the difficulties associated with achieving or predicting expected future financial results; and

- the potential impact on the Company's operations and customers resulting from natural or man-made disasters, wars, acts of terrorism, cyberattacks and pandemics.

The Company's ability to predict results or the actual effects of its plans or strategies is inherently uncertain. As such, forward-looking statements can be affected by inaccurate assumptions made or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect conditions only as of the date of this filing. Forward-looking statements speak only as of the date of this document. The Company undertakes no obligation (and expressly disclaims) to publicly release the results of any revisions which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements, except as may be required by law.

Item 1. Business

The Company is a bank holding company headquartered in New York, New York and registered under the BHC Act. Through its wholly owned bank subsidiary, Metropolitan Commercial Bank, a New York state-chartered bank, the Company provides a broad range of business, commercial and retail banking products and services to small businesses, middle-market enterprises, public entities and affluent individuals primarily in the New York metropolitan area. The Company's founding members, including its Chief Executive Officer, Mark DeFazio, recognized a need in the New York metropolitan area for a solutions-oriented, relationship bank focused on middle market companies and real estate entrepreneurs whose financial needs are often overlooked by larger financial institutions. The Bank was established in 1999 with the goal of helping these under-served clients build and sustain wealth. Its motto, "The Entrepreneurial Bank," is a reflection of the Bank's aspiration to develop a middle-market bank that shares the same entrepreneurial spirit as its clients. By combining high-tech service with the relationship-based focus of a community bank with an extensive suite of financial products and services, the Company is well-positioned to continue to capitalize on the significant growth opportunities available in the New York metropolitan area. See the "GLOSSARY OF COMMON TERMS AND ACRONYMS" for the definition of certain terms and acronyms used throughout this Form 10-K.

In addition to traditional commercial banking products, the Company offers corporate cash management and retail banking services, and, through GPG, provides global payments business services to non-bank financial service companies (referred to as Banking-as-a-Service ("BaaS")) by serving as an issuing bank for third-party debit card programs, while also providing such companies with other financial infrastructure components, including cash settlement and custodian deposit services. In early 2024, the Company decided to exit all BaaS relationships. See Part II, Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Events."

The Company has developed various deposit gathering strategies, which generate the funding necessary to operate without a large branch network. These activities, together with six strategically located banking centers, generate a stable source of deposits and a diverse loan portfolio with attractive risk-adjusted yields. As of December 31, 2023, the Company's assets, loans, deposits, and stockholders' equity totaled $7.1 billion, $5.6 billion, $5.7 billion and $659.0 million, respectively.

As a bank holding company, the Company is subject to the supervision of the Board of Governors of the Federal Reserve System. The Company is required to file with the FRB reports and other information regarding its business operations and the business operations of its subsidiaries. As a state-chartered bank that is a member of the FRB, the Bank is subject to FDIC regulations as well as primary supervision, periodic examination and regulation by the NYSDFS as its state regulator and by the FRB as its primary federal regulator.

Available Information

The SEC maintains an internet site, www.sec.gov, that contains the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments thereto, and other reports electronically filed with the SEC. The Company makes these documents filed with the SEC available free of charge through the Company's website, www.mcbankny.com, by clicking the Investor Relations tab and selecting "SEC Filings" under the "Filings & Financials" tab. Information included on the Company's website is not part of this Annual Report on Form 10-K.

Market Area

The Company's primary market includes the New York metropolitan area, specifically Manhattan and the outer boroughs, and Nassau County, New York. This market is well-diversified and represents a large market for middle market businesses (defined as businesses with annual revenue of $5 million to $400 million). The Company's market area has a diversified economy typical of most urban population centers, with the majority of employment provided by services, wholesale/retail trade, finance/insurance/real estate, technology companies and construction. A relationship-led strategy has provided the Company with select opportunities in other U.S. markets, with a particular focus on South Florida.

The Company operates six banking centers strategically located within close proximity to target clients. There are four banking centers in Manhattan, one in Brooklyn, New York, and one in Great Neck, Long Island. The 99 Park Avenue banking center, adjacent to the Company headquarters, is located at the center of one of the largest markets for bank deposits in the New York Metropolitan Statistical Area due to the abundance of corporate and high net worth clients. The Manhattan banking centers are centrally located in the heart of neighborhoods notably associated with specific business sectors with which the Company has strong existing relationships. The Brooklyn banking center is in the active Boro Park neighborhood, which is home to many small- and medium-sized businesses, and where several important existing lending clients live and work. The banking center in Great Neck, Long Island represents a natural extension of the Company's efforts to establish a physical footprint in areas where many of its existing and prospective commercial clients are located, and also serves as a central hub for philanthropic and community events. The Company also has a loan production office in Miami, Florida, an administrative office in Lakewood, New Jersey, and a property in Louisville, Kentucky that is utilized as office space for GPG.

Competitors

The bank and non-bank financial services industry in the Company's markets and surrounding areas is highly competitive. The Company competes with a wide range of regional and national banks located in its market areas as well as non-bank commercial finance companies on a nationwide basis. The Company faces competition in both lending and attracting funds as well as merchant processing services from commercial banks, savings associations, credit unions, consumer finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, non-bank lenders, government agencies and certain other non-financial institutions. Many of these competitors have higher lending limits and more assets, capital and resources than the Company, and may be able to conduct more intensive and broader-based promotional efforts to reach both commercial and individual customers. Competition for deposit products can depend heavily on pricing because of the ease with which customers can transfer deposits from one institution to another.

Accessibility, tailored product offerings, disciplined underwriting and speed of execution enable the Company to distinguish itself in the markets of its target clients, which the Company views as under-served by today's global financial services industry. Establishing banking centers in close proximity to a "critical mass" of its clients has advanced the Company's ability to retain and grow deposits, provided opportunities to deepen client relationships, and enhance franchise value.

Business Strategy

The Company's strategy is to continue to build a relationship-oriented commercial bank by organically growing its existing client relationships and developing new long-term clients. The Company focuses on New York metropolitan area middle-market businesses with annual revenues of $400 million or less and New York metropolitan area real estate entrepreneurs with a net worth of $50 million or more. The Company originates and services CRE and C&I loans of generally between $3 million and $30 million, which it believes is an under-served segment of the market. Management believes that the Company is well positioned in a market area offering significant growth opportunities. As it grows, the Company will attempt to continue to convert many of its lending clients into full retail relationships.

The Company seeks to differentiate itself in the marketplace by offering excellent service, competitive products, innovative solutions, access to senior management, and an ability to make lending decisions in a timely manner combined with certainty of execution. The Company's lending team possesses industry expertise that enables it to better understand its clients' businesses and differentiates it from other banks in the market.

On-going relationships and tailored products

Management believes that the focus on servicing all aspects of the clients' businesses, including cash management and lending solutions, better positions the Company to be able to meet its clients' current and future needs. The Company has the flexibility and commitment to create solutions tailored to the needs of each client. For example, the Company entered the healthcare lending space in 2001 and built out processes, procedures, and customized infrastructure to support its clients in this industry. Management intends to continue leveraging the quality of its team, existing relationships and its client-centered approach to further grow its tailored banking solutions, build deeper relationships and increase market share in its market area. Additionally, the Company is always working to expand its team by attracting and developing individuals that embody its spirit as "The Entrepreneurial Bank." This helps to ensure that it continues to meet its high standard of excellence, which drives relationships and loan growth.

Strong deposit franchise

The strength of the Company's deposit franchise comes from its long-standing relationships with clients and the strong ties it has in its market area. The Company has also developed a diversified funding strategy, which enables it to be less reliant on branches. Deposit funding is provided by the following deposit verticals:

1) Borrowing clients – The Company generates significant deposits from its borrowing clients. The Company provides commercial clients with convenient solutions such as remote deposit capture, business online banking and various other retail services and products. The Company will attempt to continue to convert lending clients into full retail clients and thereby continue to expand its retail presence.

2) Non-borrowing retail banking products and services clients – These customers, located primarily in the New York City metropolitan area, need an efficient technology interface and the personal service of an experienced banker who can assist them in managing their day-to-day operations using our retail banking products and services. Management understands that not every potential client of the Company is in need of an extension of credit; instead, these clients require a bank that can assist in making them more efficient and competitive.

3) Global payments business – The Company is an issuer of debit cards for third-party debit card programs and administers domestic and international digital payments settlements for its non-bank financial service clients. In early 2024, the Company decided to exit all BaaS relationships. See Part II, Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Events."

4) Corporate cash management clients – The Company provides corporate cash management services to clients who are in possession of or have discretion over large deposits such as, but not limited to, property management companies, title companies and bankruptcy trustees.

Products and Services

The Company provides a comprehensive set of commercial and retail banking products and services customized to meet the needs of its clients. The Company offers a broad range of lending products, with a primary focus on CRE and C&I loans.

Lending Products

The Company's CRE products include acquisition loans, loans to refinance or return borrower equity on income producing properties, renovation loans, loans on owner-occupied properties and construction loans. The Company lends against a variety of asset classes, including skilled nursing facilities, healthcare, multi-family, office, hospitality, mixed use, retail, and warehouse.

The Company's C&I products consist primarily of working capital lines of credit secured by business assets, self- liquidating term loans generally made for the acquisition of equipment and other long-lived company assets, trade finance and letters of credit. The majority of C&I loans carry the personal guarantee of the principals of the borrowing entity.

Commercial Real Estate

Non-owner occupied CRE comprises the largest component of the Company's real estate loan portfolio. These mortgage loans are secured by mixed-use properties, office buildings, commercial condominium units, retail properties, hotels and warehouses. In underwriting these loans, the Company generally relies on the income generated by the property as the primary means of repayment. However, the personal guarantee of the principals will frequently be required as a credit enhancement, particularly when the collateral property is in transition (i.e., under renovation and/or in the lease-up stage). A Phase I Environmental Report is generally required for all new CRE loans.

Loans are generally written for terms of three to five years, although loans with longer terms are occasionally written. Interest rates may be fixed or floating, and repayment schedules are generally based on a 25- to 30-year amortization schedule, although interest only loans are also offered.

Factors considered in the underwriting include: the stability of the projected cash flows from the real estate based on operating history, tenancy, and current rental market conditions; the development and property management experience of the principals; the financial wherewithal of the principals, including an analysis of global cash flows; and credit history of the principals. Generally, the maximum LTVs for new originations range from 50% to 75%, depending on the property type and the minimum debt coverage ratio is 1.20x, with higher coverage required for hospitality and special use properties.

At December 31, 2023, $1.5 billion, or 33.3% of the Company's real estate loan portfolio, consisted of loans to the healthcare industry, which were primarily made to nursing and residential care facilities. The Company has lenders who are experienced in lending to the healthcare industry, and particularly to skilled nursing homes. They generally originate loans to borrowers with strong cash flows from diverse sources and who are very experienced operators that typically have over 1,000 beds under management. In addition to being secured by real estate, these loans are also generally secured by the assets of the operating company, and in almost all cases the credit facilities are personally guaranteed by principals of the company, who are typically high net worth individuals. The Company also originates term loans to standalone medical facilities such as radiology and dialysis centers and medical practices, which are generally secured by the assets of the company and the personal guaranties of the sponsors/owners of the practice.

Multi-family

The multi-family loan portfolio consists of loans secured by multi-tenanted residential properties primarily located in New York City or the Greater New York area. In underwriting multi-family loans, the Company employs the same underwriting standards and procedures as are employed for non-owner occupied CRE.

Certain of the Company's loans are associated with rent stabilized units in the New York City boroughs, in which the laws limit rent increases for rent stabilized multi-family properties. At December 31, 2023, the Company had $174.9 million of New York City rent-regulated stabilized multi-family loans, which had a weighted-average debt coverage ratio of 2.5x and an average LTV of 45.4% based on the most recent appraisal. If expense growth exceeds revenue growth, a property may not generate sufficient cash flows to cover debt service. See Part I, Item 1A., "Risk Factors—*Risk Relating to Lending Activities—The performance of the Company's multi-family and mixed-use loans could be adversely impacted by regulation.*"

Construction Loans

Construction lending involves additional risks when compared to permanent loans. These risks include completion risk, which is impacted by unanticipated delays and/or cost overruns, and market risk, i.e., the risk that market rental rates and/or market sales prices may decline before the project is completed. Therefore, the Company only originates construction loans on a very selective basis. Generally, the types of construction loans the Company originates include extensive renovation loans as well as ground-up construction loans. At December 31, 2023, construction loans comprised 2.8% of the Company's loan portfolio. In all cases, the owner/developer has extensive construction experience, sufficient equity in the transaction (maximum loan to cost of 65%) and provides personal recourse on the loan. The Company has established limits for construction lending as a percentage of risk-based capital.

Commercial and Industrial Loans

C&I credit facilities are made to a wide range of industries. The principals of the companies have extensive experience in acquiring and operating their business. The industries include healthcare with a specialty in skilled nursing facilities, auto leasing firms, wholesalers, manufacturers and importers and exporters of a wide range of products. The loans are secured by the assets of the company including accounts receivable, inventory and equipment and, in most cases, are personally guaranteed. Collateral may also include owner-occupied real estate. The Company targets companies that have $400 million of revenues or less.

The Company's lines of credit are generally reviewed on an annual basis. Term loans typically have terms of two to five years and are also reviewed on an annual basis. The credit facilities may be made with either fixed or floating rates.

C&I loans are subject to risk factors that are unique to each business. In underwriting these loans, the Company seeks to gain an understanding of each client's business in order to accurately assess the reliability of the company's cash flows. The Company lends to borrowers who are well capitalized, and have an established track record in their business, with predictable growth and cash flows.

At December 31, 2023, $333.6 million, or 31.7% of the Company's C&I loan portfolio, consisted of loans to the healthcare industry, of which $206.0 million, or 61.8% of these loans, were made to nursing and residential care facilities. Within the C&I lending group, the Company has lenders who are experienced in lending to the healthcare industry, and particularly to skilled nursing homes. They generally originate loans to borrowers with strong cash flows from diverse sources and who are very experienced operators that typically have over 1,000 beds under management. In all cases these loans are secured by the assets of the operating company, and in almost all cases the credit facilities are personally guaranteed by principals of the company, who are typically high net worth individuals. The Company also originates term loans to standalone medical facilities such as radiology and dialysis centers and medical practices, which are secured by the assets of the company and the personal guaranties of the sponsors/owners of the practice.

Deposit Products and Services

The Company's retail products and services are similar to those of mid-to-large competitive banks in its market, and include, but are not limited to, online banking, mobile banking, ACH, and remote deposit capture. The Company has and will continue to make investments in technology to meet the needs of its customers.

Global Payments Business

The Company administers domestic and international digital payment settlements on behalf of its non-bank financial service clients and serves as an issuing bank for third-party debit card programs nationwide. The Company acts as the depository institution for the processing of prepaid and debit card payments made to various businesses. The Company has designed products that enable clients to process electronic payments more easily and to better manage their risk of loss. These client accounts are a source of demand deposits and fee income. The Company maintains a risk management program that is designed to ensure safe and sound operations in compliance with applicable laws, rules and guidance around its global payments products.

In 2023, the Company completed the exit from the digital currency business, commonly referred to as the crypto-asset related business. In early 2024, the Company decided to exit all BaaS relationships. See Part II, Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Events."

Corporate Cash Management and EB-5 Immigrant Investor Program Deposit Accounts

The Company's entrepreneurial approach has encouraged management to find alternatives to traditional retail bank services, such as corporate cash management deposit accounts and EB-5 Immigrant Investor Program (the "EB-5 Program") deposit accounts. Corporate cash management accounts belong to clients who are in possession of or have discretion over large deposits such as, but not limited to, property management companies, title companies, bankruptcy trustees and charter schools. The EB-5 Program, administered by the U.S. Citizenship and Immigration Services, allows qualified foreign investors who meet specific capital investment and job creation requirements to obtain permanent residency and become contributors to U.S. communities. These accounts provide a significant source of deposits. At December 31, 2023, deposits in the vertical types listed above amounted to $1.5 billion, which was 25.3% of total deposits. They include money market accounts, demand deposit accounts and other interest-bearing transaction accounts.

Asset Quality

Non-Performing Assets

Non-performing assets consist of non-accrual commercial and consumer loans placed in forbearance with payments past due over 90 days and still accruing. The past due status on loans is based on the contractual terms of the loan. It is generally the Company's policy that a loan 90 days past due be placed on non-accrual status unless factors exist that would eliminate the need to place a loan on this status. A loan may also be designated as non-accrual at any time if payment of principal or interest in full is not expected due to deterioration in the financial condition of the borrower. At the time loans are placed on non-accrual status, the accrual of interest is discontinued and previously accrued interest is reversed. Payments received on non-accrual loans are generally applied to principal. Loans are considered for return to accrual status when they become current as to principal and interest and remain current for a period of six consecutive months or when, in the opinion of management, the Company expects to receive all of its original principal and interest. In the case of non-accrual loans where a portion of the loan has been charged off, the remaining balance is kept on non-accrual status until the entire principal balance has been recovered.

Allowance for Credit Losses – Loans and Loan Commitments

The Company adopted ASU No. 2016-13, Financial Instruments – Credit Losses ("ASC 326") effective January 1, 2023, which requires the measurement of all expected credit losses for financial assets held at the reporting date be based on historical experience, current conditions, and reasonable and supportable forecasts. See "NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS" to the Company's consolidated financial statements in this Form 10-K.

Management believes that the ACL is adequate to cover expected credit losses over the life of the loan portfolio. In estimating the ACL, the Company relies on models and economic forecasts developed by external parties as the primary driver of the ACL. These models and forecasts are based on nationwide sets of data. Economic forecasts can change significantly over an economic cycle and have a significant level of uncertainty associated with them. The performance of the models is dependent on the variables used in the models being reasonable predictors for the loan portfolio's performance. However, these variables may not capture all sources of risk within the portfolio. As a result, the Company reviews the results and makes qualitative adjustments to the models to capture limitations of the models as necessary. Such qualitative factors may include adjustments to better capture the imprecision associated with the economic forecasts, and the ability of the models to capture emerging risks within the portfolio that may not be represented in the data. These judgments are evaluated through the Company's review process and revised on a quarterly basis to account for changes in facts and circumstances.

When loans do not share risk characteristics with other financial assets they are evaluated individually. Management applies its normal loan review procedures in making these judgments. Individually evaluated loans consist of nonaccrual loans and loans that have been modified due to financial difficulty. In determining the ACL, the Company generally applies a discounted cash flow method for instruments that are individually assessed. For collateral dependent financial assets where the Company has determined that foreclosure of the collateral is probable and where the borrower is experiencing financial difficulty, the ACL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the asset as of the measurement date. Fair value is generally calculated based on the value of the underlying collateral less an appraisal discount and the estimated cost to sell. All loan losses are charged-off to the ACL when the loss actually occurs or when the collectability of principal is deemed to be unlikely. Recoveries are credited to the allowance at the time of recovery.

Borrowers with Financial Difficulty

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (ASC 326): Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance for TDRs by creditors while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The Company adopted this guidance effective January 1, 2023, see "NOTE 3 —

SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS" to the Company's consolidated financial statements in this Form 10-K.

The Company works closely with borrowers that are experiencing financial difficulties to identify viable solutions that minimize the potential for loss. In that regard, the Company modifies the terms of certain loans to maximize their collectability. Modifications generally involve short-term deferrals of principal and/or interest payments, reductions of scheduled payment amounts, interest rates or principal of the loan, and forgiveness of accrued interest.

Credit Risk Management

The Company controls credit risk both through disciplined underwriting of each transaction, as well as active credit management processes and procedures to manage risk and minimize loss throughout the life of a transaction. The Company seeks to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product, geographic area and industries in which business customers are engaged. The Company has developed tailored underwriting criteria and credit management processes for each of the various loan product types it offers customers.

Underwriting

In evaluating each potential loan relationship, the Company adheres to a disciplined underwriting evaluation process including, but not limited to the following:

- understanding the customer's financial condition and ability to repay the loan;

- verifying that the primary and secondary sources of repayment are adequate in relation to the amount and structure of the loan;

- observing appropriate LTV guidelines for collateral-dependent loans;

- identifying the customer's level of experience in their business;

- identifying macroeconomic and industry level trends;

- maintaining targeted levels of diversification for the loan portfolio, both as to type of borrower and geographic location of collateral; and

- ensuring that each loan is properly documented and liens are perfected on collateral.

Loan Approval Authority

The Company's lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by its Board of Directors and management. The Company has established several levels of lending authority that have been delegated by the Board of Directors to the Credit Committee and other personnel in accordance with the lending authority in the Company's Commercial Lending Policy. Authority limits are based upon the individual loan size and the total exposure of the borrower and are conditioned on the loan conforming to the policies contained in the Company's Commercial Lending Policy. All loans over $12.5 million go to the Credit Committee for approval. The Credit Committee is comprised of Board members and the Company's Chief Executive Officer. There are four Board members who are permanent members of the Credit Committee and a minimum of two other Board members rotate quarterly. Loans of $12.5 million or less are approved by management subject to individual officer approval limits. However, for all group relationships with total exposure in excess of 25% of risk-based capital, approval of the Credit Committee will be required for loans of any size; except that a loan will not require Credit Committee approval if the loan request is no greater than 10% of the relationship, to a maximum of $2.5 million, whereby Lending Officers approval will be required. Any loan policy exceptions are fully disclosed to the approving authority.

Loans to One Borrower

In accordance with loans-to-one-borrower regulations promulgated by the NYSDFS, the Company is generally limited to lending no more than 15% of its capital stock, surplus fund and undivided profits to any one borrower or borrowing entity. Management understands the importance of concentration risk and continuously monitors the Company's loan portfolio to ensure that risk is balanced between such factors as loan type, industry, geography, collateral, structure, maturity and risk rating, among other things. The Company's Commercial Loan Policy establishes detailed concentration limits and sub-limits by loan type and geography.

Ongoing Credit Risk Management

In addition to the underwriting process described above, the Company performs ongoing risk monitoring and reviews processes for all credit exposures. While the Company grades and classifies its loans internally, it also engages an independent third-party firm to perform regular loan reviews and confirm loan classifications. The Company (i) strives to identify potential problem loans early in an effort to aggressively seek resolution of these situations before the loans result in a loss, (ii) records any necessary charge-offs promptly and (iii) maintains adequate allowance levels for probable loan losses incurred in the loan portfolio.

In general, whenever a particular loan or overall borrower relationship is classified as pass-watch, special mention or substandard based on one or more standard loan grading factors, the Company's credit officers engage in active evaluation of the loan to determine the appropriate resolution strategy. On a quarterly basis, management and the Board of Directors review the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio.

Investments

The Company's investment objectives are primarily to provide and maintain liquidity, manage to an acceptable level of interest rate risk and safely invest excess funds when demand for loans is less than deposit growth. Subject to these primary objectives, the Company also seeks to generate a favorable return. The Board of Directors has the overall responsibility for the investment portfolio, including approval of the investment policy. The ALCO and management are responsible for implementation of the Company's investment policy and monitoring its investment performance. The ALCO reviews the status of the investment portfolio quarterly.

The Company has legal authority to invest in various types of investment securities and liquid assets, including U.S. Treasury obligations, securities of various government-sponsored agencies, mortgage-backed and municipal government securities, deposits at the FHLBNY, certificates of deposit of federally insured institutions, investment grade corporate bonds and investment grade money market mutual funds. It is also required to maintain an investment in FHLBNY stock, which investment is based primarily on the level of its FHLBNY borrowings. Additionally, the Company is required to maintain an investment in FRBNY stock equal to six percent of its capital and surplus.

The majority of the Company's investments are classified as either AFS or HTM and can be used to collateralize FHLBNY borrowings, FRB borrowings, public funds deposits or other borrowings. At December 31, 2023, the investment portfolio consisted primarily of government agency residential mortgage-backed securities and, to a lesser extent, U.S. Government Agency and treasury securities, government agency commercial mortgage-backed securities and municipal securities.

Effective January 1, 2023, the Company estimates and recognizes an ACL for HTM debt securities pursuant to ASU No. 2016-13. The Company has a zero loss expectation for nearly all of its HTM securities portfolio, and has no ACL related to these securities. For the small portion of the HTM securities portfolio that does not have a zero loss expectation, the ACL is based on each security's amortized cost, excluding interest receivable, and represents the portion of the amortized cost that the Company does not expect to collect over the life of the security. The ACL is determined using average industry credit ratings and historical loss experience, and is initially recognized upon acquisition of the securities, and subsequently remeasured on a recurring basis.

Effective January 1, 2023, pursuant to ASU No. 2016-13, the Company evaluates AFS debt securities that experienced a decline in fair value below amortized cost for credit impairment. In performing an assessment of whether any decline in fair value is due to a credit loss, the Company considers the extent to which the fair value is less than the amortized cost, changes in credit ratings, any adverse economic conditions, as well as all relevant information at the individual security level, such as credit deterioration of the issuer, explicit or implicit guarantees by the federal government or the collateral underlying the security. If it is determined that the decline in fair value was due to credit, an ACL is recorded, limited to the amount the fair value is less than the amortized cost basis. The non-credit related decrease in the fair value, such as a decline due to changes in market interest rates, is recorded in other comprehensive income, net of tax. If the Company intends to sell the AFS security, or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost, the Company will write down the security's amortized cost basis to its fair value, write off any existing ACL, and recognize in net income any incremental impairment.

Sources of Funds

Deposits

Deposits have traditionally been the Company's primary source of funds for use in lending and investment activities. The Company generates deposits from prepaid third-party debit card programs, non-bank financial service customers, its cash management platform offered to bankruptcy trustees, property management companies and others, local businesses, individuals through client referrals and other relationships and through its retail branch network. The Company believes that it has a very stable deposit base, as evidenced by its customer diversification and relationship-driven approach. The Company's deposit strategy primarily focuses on developing borrowing and other service-oriented relationships with customers rather than competing with other institutions on rate. It has established deposit concentration thresholds to avoid the possibility of dependence on any single depositor base for funds.

Borrowings

The Company maintains diverse funding sources including, but not limited to, borrowing lines at the FHLB and the FRB discount window. The Company may, from time to time, utilize advances from the FHLB to supplement its funding sources. The FHLB provides credit products for its member financial institutions. As a member, the Company is required to own capital stock in the FHLB and is authorized to apply for advances collateralized by certain of its real estate-related mortgage loans and other assets, provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Limitations on the amount of advances that can be drawn are based either on a fixed percentage of an institution's total assets and/or on the FHLB's assessment of the institution's creditworthiness. The Company maintains a borrowing line supported by a borrower in custody collateral agreement with the FRB discount window. See Part I, Item 1A., "Risk Factors—*A lack of liquidity could adversely affect the Company's financial condition and results of operations.*

At December 31, 2023, the Company had $99.0 million of Federal funds purchased and $440.0 million of FHLBNY advances outstanding.

Human Capital Resources

Our employees are vital to our success and growth and are considered one of our greatest assets. The experience, knowledge, and customer service excellence they bring every day differentiates us from our competitors. We consider our relationship with our employees to be good. As of December 31, 2023, the Company employed 275 full-time employees, and 2 part-time employees, none of whom are represented by a collective bargaining agreement. This is an increase of 36 employees, or approximately 14.9%, from December 31, 2022 to support our expanding businesses and to support risk management in the Company's Lending, Deposits and Cash Management business lines, as well as in the Financial Crimes Compliance, Human Resources, Risk Management, Operations and Technology groups.

Talent Acquisition and Retention

The Company employs a business model that combines high-touch service, emerging technologies, and the relationship-based focus of a community bank. We offer a suite of banking and financial services to businesses and individuals.

Management seeks to hire, develop, promote, and retain well-qualified employees who are aligned with the Company's business model and reflect the community.

The Company's selection and promotion processes are designed to be without bias and include the active recruitment of minorities and women. The ratios of women and men in the Company are 47% and 53% at December 31, 2023, respectively, which is relatively unchanged from December 31, 2022. Approximately 35.4% of the employees identified as minorities at December 31, 2023, as compared to 34.4% at December 31, 2022. Within that percentage, 19.1% identify as women, which is unchanged from December 31, 2022. The Company defines minorities as the following groups based on the U.S. Department of Labor Affirmative Action definition: Black or African American, Hispanic, or Latino, Native Hawaiian or Other Pacific Islander, and American Indians/Alaskan Natives.

To attract and retain high performing talent, the Company offers competitive, performance-based compensation and a benefits plan that includes comprehensive health care coverage, supplemental healthcare benefits, a 401(k) plan with a Company match, company sponsored life and disability insurance, voluntary life and AD&D insurance, commuter benefits, flexible spending accounts and health savings accounts, wellness programs, an Employee Assistance Program, paid time-off and leave policies, including paid maternity/paternity leave. The Company also offers an Employee Referral Program that allows employees to earn a referral bonus by recommending candidates for open positions.

In 2023, the Company implemented a new recruiting platform to streamline and improve the candidate experience. The system is a collaborative tool and is a convenient way to easily record feedback and to create a structured interview process with the goal of creating a formal, bias-free hiring process. Following the implementation of the new recruiting platform, the Company implemented a new onboarding platform to engage and integrate new employees in preparing for their career with the Company. The Company also implemented a new background check and I-9 verification platform to improve the depth and timeliness of the background check and work authorization processes.

Training and Development

The training and development of employees is a priority. The Company encourages and supports the growth and development of its employees and, whenever possible, seeks to fill positions by promotion and transfer from within the organization. New job openings are posted internally with guidelines for employees to apply. This allows for career advancement and new learning opportunities, as well as benefiting the Company by organically building its bench strength to support future growth.

The Company conducts a comprehensive New Employee Orientation for all new hires. In 2023, the Company enhanced the New Employee Orientation to provide a more comprehensive welcome experience. All employees are required to complete assigned Compliance, BSA/Anti-Money Laundering, Enterprise Risk, Information Security/Cybersecurity, Fraud Prevention and technical training courses annually via the Company's Learning Management System ("LMS"). Employees are also periodically assigned professional skills training via the LMS. The Board of Directors receives on-site training in these areas as well as through the LMS. Additional Cybersecurity and Information Security updates and reminders are provided periodically throughout the year.

The Company provides in-person training to employees on topics such as Cybersecurity, Enterprise Risk, Compliance, Technology, Strategic Planning, Goal Setting, and Employee Benefits. In addition, informal learning opportunities are available for employees such as attending Committee meetings to better understand the business, meeting with senior level staff and cross-training within their own department, as well as other departments of interest. To further their education, employees are encouraged to attend external business-related training seminars, conferences, and networking opportunities, which are paid for by the Company.

In 2023, the Company offered on-site training on its' 401(k) plan's features and available investments. A licensed investment advisor delivered the educational sessions in a group setting and also provided one-on-one sessions for those who requested individualized guidance.

Formal Management Skills training was conducted in 2023 for those employees who were newly promoted, those seeking to be promoted, and those who were interested in a refresher on the guiding principles of management. The training was conducted by the American Management Association on-site at the Company headquarters over four days. In addition, onsite Conflict Management training was also conducted by the American Management Association over two days in a continued effort to build upon this Management Training Series. This training series will further support the development of employees.

The Company continues to utilize the Employee Career Path Program that it implemented in 2022 to empower employees to have direct input over their career path. The employee and their manager meet one-on-one to define a pathway for learning and career progression. They have regular check-ins throughout the year to ensure the employee is on track to accomplish the goals identified. A template is provided to the manager by Human Resources so both the manager and employee have the opportunity to document the goals they establish together, identify strengths, and areas for development, as well as document their next meeting dates. The program allows for clear and consistent communication throughout the process. In 2023, the Company implemented the Individual Career and Performance Goals Program as part of the New Hire Onboarding process to assist new hires and their managers in creating an open dialogue regarding their career and performance goals from the onset of their tenure.

In 2023, the Company conducted on-site Harassment Prevention and Diversity, Equity and Inclusion (DE&I) training to the Board of Directors and to all Company employees. The employee training consisted of separate manager and staff sessions. This training will be a continued focus going forward to maintain a professional and respectful working environment.

The Company has an Employee Engagement Committee ("EEC") comprised of employees from many different departments who organize events to support community-based functions, employee interests, educational sessions around different cultures, and volunteerism, among other activities. A number of educational lunch and learn sessions were presented to employees in 2023 on various business activities in which the Company engages. These sessions were well received by the employees and the EEC plans on delivering additional sessions in 2024.

Environmental, Social and Governance (ESG)

In 2022 the Company formalized its ESG initiative and established the ESG Working Group. This cross-functional team comprising of representatives from across the Company reports to the Corporate Governance and Nominating Committee, under the oversight of the Board of Directors. The ESG Working Group is responsible for (a) overseeing the Company's efforts to identify and mitigate current and emerging ESG-related matters that may affect the business, operations, performance or public image of the Company, and progression of the Company's overall ESG strategy; (b) evaluating and reporting on the Company's overall ESG-related performance; and (c) overseeing the performance of personnel dedicated to each of the Company's priority ESG topics.

During 2023, the Company partnered with a sustainability consultant in the execution of its ESG initiative. This included identifying ESG priorities through an analysis of industry trends, regulations, and feedback from internal stakeholder interviews and members of the ESG Working Group. The Company has also built out a governance structure and outlined an ESG roadmap. Moving forward, the ESG Working Group will lead the Company in implementing the ESG strategy, including specific programs and initiatives on priority ESG topic areas. Related progress and performance measurement will be highlighted in future public reporting.

Safety, Health and Welfare

The safety, health and wellness of our employees is a top priority. During the COVID-19 pandemic, the Company continued to responsibly serve the needs of its customers while prioritizing the health and safety of employees. The Company continues to monitor current law and guidance on COVID-19, and the Human Resources Department works closely with the employees to assist and provide accurate information.

Employee Wellness

The wellness of our employees is a priority. In 2023, the Company partnered with a corporate provider of fitness and wellness services. This benefit offers a wide range of workout activities and applications which offer activities like meditation, nutrition, therapy, and one-on-one sessions online. This membership is subsidized by the Company for the employees and has been well received. Additionally, the Company receives an annual reimbursement for a wellness initiative of the Company's choosing from our healthcare benefits provider.

Subsidiaries

Metropolitan Commercial Bank is the sole subsidiary of Metropolitan Bank Holding Corp. and there are no significant subsidiaries of Metropolitan Commercial Bank.

Federal, State and Local Taxation

The following is a general description of material tax matters and does not purport to be a comprehensive review of the tax rules applicable to the Company.

For federal income tax purposes, the Company files a consolidated income tax return on a calendar year basis using the accrual method of accounting. The Company is subject to federal income taxation in the same manner as other corporations. For its 2023 taxable year, the Company is subject to a maximum Federal income tax rate of 21%.

The Company is subject to California, Connecticut, Kentucky, Massachusetts, New Jersey, New York State, New York City, and Tennessee income taxes on a consolidated basis. The Bank is subject to Alabama, Florida, and Missouri income taxes on a separate company basis.

The Inflation Reduction Act of 2022 was signed into law on August 16, 2022. The Act includes provisions that extend the expanded Affordable Care Act health plan premium assistance program through 2025, impose an excise tax on stock buybacks, increase funding for IRS tax enforcement, expand energy incentives, and impose a corporate minimum tax. See Part I, Item 1A. "Risk Factors—*Risks Relating Related to Laws and Regulations and Their Enforcement—Legislative and regulatory actions may increase the Company's costs and impact its business, governance structure, financial condition or results of operations.*"

Regulation

General

The Bank is a commercial bank organized under the laws of the state of New York. It is a member of the Federal Reserve System and its deposits are insured under the DIF of the FDIC up to applicable legal limits. The lending, investment, deposit-taking, and other business authority of the Company is governed primarily by state and federal law and regulations and the Company is prohibited from engaging in any operations not authorized by such laws and regulations. The Company is subject to extensive regulation, supervision and examination by, and the enforcement authority of, the NYSDFS and FRB, and to a lesser extent by the FDIC, as its deposit insurer. The Company is also subject to federal financial consumer protection and fair lending laws and regulations of the CFPB, though, because it has less than $10 billion in total consolidated assets, the FRB and NYSDFS are responsible for examining and supervising the Company's compliance with these laws. The regulatory structure establishes a comprehensive framework which defines the activities in which a state member bank may engage and is primarily intended for the protection of depositors, customers and the DIF. The regulatory structure gives the regulatory agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

The Company is a bank holding company, due to its control of the Bank, and is therefore subject to the requirements of the BHC Act, and regulation and supervision by the FRB. The Company files reports with and is subject to periodic examination by the FRB.

Any change in the laws and regulations applicable to the Company and the Bank could have a material adverse impact on their operations and the Company's stockholders.

On May 24, 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the "Economic Growth Act") was enacted to modify or remove certain financial reform rules and regulations, including some of those implemented under the Dodd-Frank Wall Street and Consumer Protection Act ("Dodd-Frank Act"). While the Economic Growth Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for small depository institutions with assets of less than $10 billion.

In addition, the Economic Growth Act includes regulatory relief for community banks regarding regulatory examination cycles, call reports, the Volcker Rule, mortgage disclosures and risk weights for certain high-risk CRE loans.

What follows is a summary of some of the laws and regulations applicable to the Bank and the Company. The summary is not intended to be exhaustive and is qualified in its entirety by reference to the actual laws and regulations.

Regulation of the Bank

Loans and Investments

State commercial banks have authority to originate and purchase any type of loan, including commercial, CRE, residential mortgages or consumer loans. Aggregate loans by a state commercial bank to any single borrower or group of related borrowers are generally limited to 15% of a bank's capital stock, surplus fund and undivided profits, plus an additional 10% if secured by specified readily marketable collateral.

Federal and state law and regulations limit a bank's investment authority. Generally, a state member bank is prohibited from investing in corporate equity securities for its own account other than the equity securities of companies through which the bank conducts its business. Under federal and state regulations, a New York state member bank may invest in investment securities for its own account up to specified limits depending upon the type of security. "Investment securities" are generally defined as marketable obligations that are investment grade and not predominantly speculative in nature. The NYSDFS classifies investment securities into five different types and, depending on its type, a state commercial bank may have the authority to deal in and underwrite the security. The NYSDFS has also permitted New York state member banks to purchase certain non-investment securities that can be reclassified and underwritten as loans.

Lending Standards and Guidance

The federal banking agencies adopted uniform regulations prescribing standards for extensions of credit that are secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. Under these regulations, all insured depository institutions, such as the Bank, must adopt and maintain written policies establishing appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including LTV limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the federal bank regulators' Interagency Guidelines for Real Estate Lending Policies that have been adopted.

The FDIC, the OCC and the FRB have also jointly issued the CRE Guidance. The CRE Guidance, which addresses land development, construction, and certain multi-family loans, as well as CRE loans, does not establish specific lending limits but rather reinforces and enhances these agencies' existing regulations and guidelines for such lending and portfolio management. Specifically, the CRE Guidance provides that a bank has a concentration in CRE lending if (1) total reported loans for construction, land development, and other land represent 100% or more of total risk-based capital; or (2) total reported loans secured by multi-family properties, non-farm non-residential properties (excluding those that are owner-occupied), and loans for construction, land development, and other land represent 300% or more of total risk-based capital and the bank's CRE loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices that address key elements, including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of CRE lending.

Federal Deposit Insurance

Deposit accounts at the Bank are insured up to applicable legal limits by the FDIC's DIF. Effective July 22, 2010, the Dodd-Frank Act permanently raised the basic deposit insurance available on all deposit accounts to $250,000.

The FDIC finalized a rule, effective April 1, 2011, that set the FDIC assessment range at 2.5 to 45 basis points of total assets less tangible equity. Effective July 1, 2016, the FDIC adopted changes that eliminated the risk categories and base assessments for most banks on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure over three years. In conjunction with the DIF reserve ratio achieving 1.5%, the assessment range (inclusive of possible adjustments) was also reduced for small institutions to a range of 1.5 to 30 basis points of total assets less tangible equity. The FDIC adopted a final rule in 2022, applicable to all insured depository institutions, to increase initial base deposit insurance assessment rate schedules uniformly by two basis points, beginning in the first quarterly assessment period of 2023. The FDIC also concurrently maintained the DIF reserve ratio at 2.0% for 2023. The increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio reaches the statutory minimum of 1.35% by the statutory deadline of September 30, 2028.

The FDIC may adjust its assessment scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment. No insured depository institution may pay a dividend if in default of the federal deposit insurance assessment.

The FDIC may terminate deposit insurance upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The Company does not know of any practice, condition or violation that might lead to termination of the Company's deposit insurance.

Capitalization

The FRB regulations require state member banks to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets and a Tier 1 capital to total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Act.

The capital standards require the maintenance of a common equity Tier 1 capital ratio, Tier 1 capital ratio and total capital to risk-weighted assets ratio of at least 4.5%, 6% and 8%, respectively, and a leverage ratio of at least 4% Tier 1 capital. Common equity Tier 1 capital consists primarily of common stockholders' equity and related surplus, plus retained earnings, less any amounts of goodwill, other intangible assets, and other items required to be deducted. Tier 1 capital consists primarily of common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital primarily includes capital instruments and related surplus meeting specified requirements and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan losses limited to a maximum of 1.25% of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a bank's assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one-to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans or loans on non-accrual status and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The Company's minimum required capital conservation buffer was at 2.5% of risk-weighted assets at December 31, 2023. See Part II, Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations—*Regulation*" for a summary of the Company's capital ratios.

As a result of the Economic Growth Act, banking regulatory agencies adopted a revised definition of "well capitalized" for eligible financial institutions and holding companies with assets of less than $10 billion (a "Qualifying Community Bank"). The new rule establishes a community bank leverage ratio ("CBLR") equal to the tangible equity capital divided by the average total consolidated assets. Regulators have established the CBLR to be set at 8.5% through calendar year 2021 and 9% thereafter. The CARES Act, signed into law in response to the COVID-19 pandemic, temporarily reduced the CBLR to 8%. The Company did not elect to be governed by the CBLR framework and at December 31, 2023, the Company's capital exceeded all applicable requirements.

Safety and Soundness Standards

Each federal banking agency, including the FRB, has adopted guidelines establishing general standards relating to, among other things, internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits and information security standards. In general, the guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired, and require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal stockholder. The FRB also has issued guidance on risks banks may face from third-party relationships (e.g., relationships under which the third-party provides services to the bank). The guidance generally requires the Company to perform adequate due diligence on the third-party, appropriately document the relationship, and perform adequate oversight and auditing, in order to limit the risks to the Company.

Prompt Corrective Regulatory Action

Federal law requires that federal bank regulatory authorities take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For these purposes, the statute establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

State member banks that have insufficient capital are subject to certain mandatory and discretionary supervisory measures. For example, a bank that is "undercapitalized" (i.e., fails to comply with any regulatory capital requirement) is subject to growth, capital distribution (including dividend) and other limitations, and is required to submit a capital restoration plan; a holding company that controls such a bank is required to guarantee that the bank complies with the restoration plan. If an undercapitalized institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." A "significantly undercapitalized" bank is subject to additional restrictions. State member banks deemed by the FRB to be "critically undercapitalized" also may not make any payment of principal or interest on certain subordinated debt, extend credit for a highly leveraged transaction, or enter into any material transactions outside the ordinary course of business after 60 days of obtaining such status, and are subject to the appointment of a receiver or conservator within 270 days after obtaining such status.

Under the prompt corrective action requirements, insured depository institutions are required to meet the following in order to qualify as "well capitalized:" (1) a common equity Tier 1 risk-based capital ratio of 6.5%; (2) a Tier 1 risk-based capital ratio of 8%; (3) a total risk-based capital ratio of 10% and (4) a Tier 1 leverage ratio of 5%. The Bank was well capitalized at December 31, 2023.

Dividends

Under federal and state law and applicable regulations, a state member bank may generally declare a dividend, without approval from the NYSDFS or FRB, in an amount equal to its year-to-date net income plus the prior two years' net income that is still available for dividend. Dividends exceeding those amounts require application to and approval by the NYSDFS or FRB. To pay a cash dividend, a state member bank must also maintain an adequate capital conservation buffer under the capital rules discussed above.

Incentive Compensation Guidance

The FRB, OCC, FDIC and other federal banking agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations, including state member banks and bank holding companies, do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. In addition, under the incentive compensation guidance, a banking organization's federal supervisor, which for the Bank and the Company is the FRB, may initiate enforcement action if the organization's incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, provisions of the Basel III regime described above limit discretionary bonus payments to bank and bank holding company executives if the institution's regulatory capital ratios fail to exceed certain thresholds. The scope and content of the banking regulators' policies on incentive compensation are likely to continue evolving.

Transactions with Affiliates and Insiders

Sections 23A and 23B of the Federal Reserve Act govern transactions between an insured depository institution and its affiliates, which includes the Company. The FRB has adopted Regulation W, which implements and interprets Sections 23A and 23B, in part by codifying prior FRB interpretations.

An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. A subsidiary of a bank that is not also a depository institution or a "financial subsidiary" under federal law is not treated as an affiliate of the bank for the purposes of Sections 23A and 23B; however, the FRB has the discretion to treat subsidiaries of a bank as affiliates on a case-by-case basis. Section 23A limits the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of the bank's capital stock and surplus. There is an aggregate limit of 20% of the bank's capital stock and surplus for such transactions with all affiliates. The term "covered transaction" includes, among other things, the making of a loan to an affiliate, a purchase of assets from an affiliate, the issuance of a guarantee on behalf of an affiliate and the acceptance of securities of an affiliate as collateral for a loan. All such transactions are required to be on terms and conditions that are consistent with safe and sound banking practices and no transaction may involve the acquisition of any "low quality asset" from an affiliate unless certain conditions are satisfied. Certain covered transactions, such as loans to or guarantees on behalf of an affiliate, must be secured by collateral in amounts ranging from 100 to 130 percent of the loan amount, depending upon the type of collateral. In addition, Section 23B requires that any covered transaction (and specified other transactions) between a bank and an affiliate must be on terms and conditions that are substantially the same, or at least as favorable, to the bank, as those that would be provided to a non-affiliate.

A bank's loans to its executive officers, directors, any owner of more than 10% of its stock (each, an "insider") and certain entities affiliated with any such person (an insider's "related interest") are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the FRB's Regulation O. The aggregate amount of a bank's loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to state member banks. Aggregate loans by a bank to its insiders and insiders' related interests may not exceed 15% of the bank's unimpaired capital and unimpaired surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the bank's unimpaired capital and unimpaired surplus. With certain exceptions, such as education loans and certain residential mortgages, a bank's loans to its executive officers may not exceed the greater of $25,000 or 2.5% of the bank's unimpaired capital and unimpaired surplus, but in no event more than $100,000. Regulation O also requires that any loan to an insider or a related interest of an insider be approved in advance by a majority of the board of directors of the bank, with any interested director not participating in the voting, if the loan, when aggregated with any existing loans to that insider or the insider's related interests, would exceed the higher of $25,000 or 5% of the bank's unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with other persons and must not involve more than a normal risk of repayment. An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank.

Enforcement

The NYSDFS and the FRB have extensive enforcement authority over state member banks to correct unsafe or unsound practices and violations of law or regulation. Such authority includes the issuance of cease and desist orders, assessment of civil money penalties and removal of officers and directors. The FRB may also appoint a conservator or receiver for a state member bank under specified circumstances, such as where (i) the bank's assets are less than its obligations to creditors, (ii) the bank is likely to be unable to pay its obligations or meet depositors' demands in the normal course of business, or (iii) a substantial dissipation of bank assets or earnings has occurred due to a violation of law or regulation or unsafe or unsound practices. Separately, the Superintendent of the NYSDFS also has the authority to appoint a receiver or liquidator of any state-chartered bank under specified circumstances, including where (i) the bank is conducting its business in an unauthorized or unsafe manner, (ii) the bank has suspended payment of its obligations, or (iii) the bank cannot with safety and expediency continue to do business.

Examinations and Assessments

The Company is required to file periodic reports with and is subject to periodic examination by the NYSDFS and FRB. Federal and state regulations generally require periodic on-site examinations for all depository institutions. The Company is required to pay an annual assessment to the NYSDFS and FRB to fund the agencies' operations.

Community Reinvestment Act and Fair Lending Laws

Federal Regulation

Under the CRA, the Company has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the FRB to assess the Company's record of meeting the credit needs of its community and to take that record into account in its evaluation of certain applications by the Company. For example, the regulations specify that a bank's CRA performance will be considered in its expansion (e.g., branching or merger) proposals and may be the basis for approving, denying or conditioning the approval of an application. The latest FRB CRA rating received by the Company was "Satisfactory" for the examination conducted in 2022.

New York State Regulation

The Company is also subject to provisions of the New York State Banking Law that impose continuing and affirmative obligations upon a banking institution organized in New York State to serve the credit needs of its local community. Such obligations are substantially similar to those imposed by the CRA. The latest NYSDFS CRA rating received by the Company was "Satisfactory" for the examination conducted in 2022.

USA PATRIOT Act and Money Laundering

The Company is subject to the BSA, which incorporates several laws, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act and related regulations. The USA PATRIOT Act gives the federal government powers to address money laundering and terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the BSA, Title III of the USA PATRIOT Act implemented measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Among other things, Title III of the USA PATRIOT Act and the related regulations require:

- Establishment of anti-money laundering compliance programs that include policies, procedures, and internal controls; the designation of a BSA officer; a training program; and independent testing;

- Filing of certain reports to Financial Crimes Enforcement Network and law enforcement that are designated to assist in the detection and prevention of money laundering and terrorist financing activities;

- Establishment of a program specifying procedures for obtaining and maintaining certain records from customers seeking to open new accounts, including verifying the identity of customers;

- In certain circumstances, compliance with enhanced due diligence policies, procedures and controls designed to detect and report money-laundering, terrorist financing and other suspicious activity;

- Monitoring account activity for suspicious transactions; and

- A heightened level of review for certain high-risk customers or accounts.

The USA PATRIOT Act also includes prohibitions on correspondent accounts for foreign shell banks and requires compliance with record keeping obligations with respect to correspondent accounts of foreign banks.

The bank regulatory agencies have increased the regulatory scrutiny of the BSA and anti-money laundering programs maintained by financial institutions. Significant penalties and fines, as well as other supervisory orders may be imposed on a financial institution for non-compliance with these requirements. In addition, for financial institutions engaging in a merger transaction, federal bank regulatory agencies must consider the effectiveness of the financial institution's efforts to combat money laundering activities.

The Company has adopted policies and procedures to comply with these requirements.

Privacy Laws

The Company is subject to a variety of federal and state privacy laws, which govern the collection, safeguarding, sharing and use of customer information, and require that financial institutions have in place policies regarding information privacy and security. For example, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail consumer customers to provide such customers with the financial institution's privacy policy and practices for sharing nonpublic information with third parties, provide advance notice of any changes to the policies and provide such customers the opportunity to "opt out" of the sharing of certain personal financial information with unaffiliated third parties. It also requires banks to safeguard personal information of consumer customers. Some state laws also protect the privacy of information of state residents and require adequate security for such data, and certain state laws may, in some circumstances, require the Company to notify affected individuals of security breaches of computer databases that contain their personal information. These laws may also require the Company to notify law enforcement, regulators or consumer reporting agencies in the event of a data breach, as well as businesses and governmental agencies that own data.

Third-Party Debit Card Products and Merchant Services

The Company is also subject to the rules of Visa, Mastercard and other payment networks in which it participates. If the Company fails to comply with such rules, the networks could impose fines or require it to stop providing merchant services for cards under such network's brand or routed through such network.

Consumer Finance Regulations

The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. In this regard, the CFPB has several rules that implement various provisions of the Dodd-Frank Act that were specifically identified as being enforced by the CFPB. While the Company is subject to the CFPB regulations, because it has less than $10 billion in total consolidated assets, the FRB and the NYSDFS are responsible for examining and supervising the Company's compliance with these consumer financial laws and regulations. In addition, the Company is subject to certain state laws and regulations designed to protect consumers.

Other Regulations

The Company's operations are also subject to federal laws applicable to credit transactions, such as:

- The Truth-In-Lending Act and Regulation Z promulgated thereunder, governing disclosures of credit terms to consumer borrowers;

- The Real Estate Settlement Procedures Act and Regulation X promulgated thereunder, requiring that borrowers for mortgage loans for one-to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

- The Home Mortgage Disclosure Act and Regulation C promulgated thereunder, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- The Equal Credit Opportunity Act and Regulation B promulgated thereunder, and other fair lending laws, prohibiting discrimination on the basis of race, religion, sex and other prohibited factors in extending credit;

- The Fair Credit Reporting Act, governing the use of credit reports on consumers and the provision of information to credit reporting agencies;

- Unfair or Deceptive or Abusive Acts or Practices laws and regulations;

- The Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

- The Coronavirus Aid, Relief and Economic Security Act; and

- The rules and regulations of the various federal agencies charged with responsibility for implementing such federal laws.

The operations of the Company are further subject to:

- The Truth in Savings Act and Regulation DD promulgated thereunder, which specifies disclosure requirements with respect to deposit accounts;

- The Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- The Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- The Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;

- State unclaimed property or escheatment laws; and

- Cybersecurity regulations, including but not limited to those implemented by NYSDFS.

Holding Company Regulation

The Company, as a bank holding company controlling the Bank, is subject to regulation and supervision by the FRB under the BHC Act. The Company is periodically examined by and required to submit reports to the FRB and must comply with the FRB's rules and regulations. Among other things, the FRB has authority to restrict activities by a bank holding company that are deemed to pose a serious risk to the subsidiary bank.

The FRB has historically imposed consolidated capital adequacy guidelines for bank holding companies structured similar, but not identical, to those of state member banks. The Dodd-Frank Act directed the FRB to issue consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. Consolidated regulatory capital requirements identical to those applicable to the subsidiary banks applied to bank holding companies as of January 1, 2015. The Company is subject to the consolidated holding company capital requirements.

The policy of the FRB is that a bank holding company must serve as a source of financial and managerial strength to its subsidiary banks by providing capital and other support in times of distress. The Dodd-Frank Act codified the source of strength policy.

Under the prompt corrective action provisions of federal law, a bank holding company parent of an undercapitalized subsidiary bank is required to guarantee, within specified limits, the capital restoration plan that is required of an undercapitalized bank. If an undercapitalized bank fails to file an acceptable capital restoration plan or fails to implement an acceptable plan, the FRB may prohibit the bank holding company parent of the undercapitalized bank from paying dividends or making any other capital distribution.

As a bank holding company, the Company is required to obtain the prior approval of the FRB to acquire direct or indirect ownership or control of more than 5% of a class of voting securities of any additional bank or bank holding company, to acquire all or substantially all of the assets of any additional bank or bank holding company or merging or consolidating with any other bank holding company. In evaluating acquisition applications, the FRB evaluates factors such as the financial condition, management resources and future prospects of the parties, the convenience and needs of the communities involved and competitive factors. In addition, bank holding companies may generally only engage in activities that are closely related to banking as determined by the FRB. Bank holding companies that meet certain criteria may opt to become a financial holding company and thereby engage in a broader array of financial activities.

FRB policy is that a bank holding company should pay cash dividends only to the extent that the company's net income for the past two years is sufficient to fund the dividends and the prospective rate of earnings retention is consistent with the company's capital needs, asset quality and overall financial condition. In addition, FRB guidance sets forth the supervisory expectation that bank holding companies will inform and consult with FRB staff in advance of issuing a dividend that exceeds earnings for the quarter and should inform the FRB and should eliminate, defer or significantly reduce dividends if (i) net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) prospective rate of earnings retention is not consistent with the bank holding company's capital needs and overall current and prospective financial condition, or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

A bank holding company that is not well capitalized or well managed, or that is subject to any unresolved supervisory issues, is required to give the FRB prior written notice of any repurchase or redemption of its outstanding equity securities if the gross consideration for repurchase or redemption, when combined with the net consideration paid for all such repurchases or redemptions during the preceding 12 months, will be equal to 10% or more of the company's consolidated net worth. The FRB may disapprove such a repurchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice or violate a law or regulation. However, FRB guidance generally provides for bank holding company consultation with FRB staff prior to engaging in a repurchase or redemption of a bank holding company's stock, even if a formal written notice is not required.

The above FRB requirements may restrict a bank holding company's ability to pay dividends to stockholders or engage in repurchases or redemptions of its shares.

Acquisition of Control of the Company

Under the Change in Bank Control Act, no person may acquire control of a bank holding company such as the Company unless the FRB has prior written notice and has not issued a notice disapproving the proposed acquisition. In evaluating such notices, the FRB takes into consideration such factors as the financial resources, competence, experience and integrity of the acquirer, the future prospects the bank holding company involved and its subsidiary bank and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company's directors, or a determination by the regulator that the acquirer has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company's voting stock constitutes a rebuttable presumption of control under the regulations under certain circumstances including where, as is the case with the Company, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

Federal Securities Laws

The Company is a reporting company subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Emerging Growth Company Status

As of December 31, 2022, which was the last day of the fiscal year of the Company following the fifth anniversary of the Company's initial public offering of common equity securities, the Company no longer qualified as an EGC, as defined in Section 3(a) of the Securities Act of 1933, as amended by the JOBS Act.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Company has policies, procedures and systems designed to comply with these regulations, and it reviews and documents such policies, procedures and systems to monitor its compliance with these regulations.

Item 1A. Risk Factors

The Company's operations and financial results are subject to various risks and uncertainties, including but not limited to those described below, which could adversely affect its business, financial condition, results of operations, cash flows and the trading price of its common stock.

Risks Related to Lending Activities

A substantial portion of the Company's loan portfolio consists of CRE, including multi-family real estate loans, and commercial loans, which have a higher degree of risk than other types of loans.

At December 31, 2023, $5.6 billion, or 99.7% of total loans, consisted of CRE and C&I loans. These portfolios have grown in recent years and the Company intends to continue to emphasize these types of lending. The Company lends against a variety of asset classes, including skilled nursing facilities, healthcare, multi-family, office, hospitality, mixed use, retail, and warehouse. CRE, including multi-family real estate, and commercial loans are often larger and involve greater risks than other types of loans since payments on such loans are often dependent on the successful operation or development of the property or business involved. A downturn in the real estate market and/or a challenging business and economic environment may increase the Company's risk related to CRE, multi-family real estate and commercial loans. If the cash flows from business operations of our customers is reduced, the borrower may be unable to repay the loan according to the contractual terms of the loan agreement. Further, due to the larger average size of such loans and that they are secured by collateral that is generally less readily-marketable as compared with other loan types, losses incurred on a small number of such loans could have a material adverse impact on the Company's financial condition and results of operations. If we foreclose on these loans, our holding period for the collateral typically is longer than for a single or multi-family residential property because there are fewer potential purchasers of the collateral.

In addition, CRE loan concentration is an area that has experienced heightened regulatory focus. Under CRE guidance issued by banking regulators, banks with holdings of CRE, land development, construction, and certain multi-family loans in excess of certain thresholds must employ heightened risk management practices, including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. These loans are also subject to written policies that establish certain limits and standards. Such compliance requirements imposed on the Company's CRE, multi-family or construction lending and the potential limits to the generation of these types of loans could have a material adverse effect on its financial condition and results of operations. While it is management's belief that policies and procedures with respect to the CRE portfolio have been implemented consistent with this guidance, bank regulators could require that additional policies and procedures be implemented that may result in additional costs or that may result in the curtailment of CRE lending that would adversely affect the Bank's loan originations and profitability.

Because the Company intends to continue to increase its commercial loans, its credit risk may increase.

The Company intends to increase its portfolio of commercial loans, including working capital lines of credit, equipment financing, healthcare and medical receivables, documentary letters of credit and standby letters of credit. These loans generally have more risk than one- to four-family residential mortgage loans and CRE loans. Since repayment of commercial loans depends on the successful management and operation of borrowers' businesses, repayment of such loans can be affected by adverse conditions in the local and national economy. In addition, commercial loans generally have a larger average size as compared with other loans, and the collateral for commercial loans is generally less readily- marketable. If we foreclose on these loans, our holding period for the collateral typically is longer than for a single or multi-family residential property because there are fewer potential purchasers of the collateral. The Company's plans to increase its portfolio of these loans could result in increased credit risk in the portfolio. An adverse development with respect to one loan or one credit relationship can expose the Company to significantly greater risk of loss compared to an adverse development with respect to a one-to four-family residential mortgage loan or a CRE loan.

If the allowance for credit losses is not sufficient to cover actual loan losses, earnings could decrease.

Loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. The Company may experience significant credit losses, which could have a material adverse effect on its operating results. Various assumptions and judgments about the collectability of the loan portfolio are made, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of many loans. In determining the amount of the allowance for credit losses, management reviews the quality of its loan portfolio and its loss and delinquency experience and evaluates industry trends and economic conditions.

The determination of the appropriate level of allowance is subject to judgment and requires the Company to make significant estimates of current credit risks and future trends, all of which are subject to material changes. In estimating the allowance, the Company relies on models and economic forecasts developed by external parties as the primary driver of the allowance. These models and forecasts are based on nationwide sets of data. Economic forecasts can change significantly over an economic cycle and have a significant level of uncertainty associated with them. The performance of the models is dependent on the variables used in the models being reasonable predictors for the loan portfolio's performance, however, these variables may not capture all sources of risk within the loan portfolio.

If assumptions prove to be incorrect, the ACL may not cover losses in the loan portfolio at the date of the financial statements. Significant additions to the allowance would materially decrease net income. In addition, federal and state regulators periodically review the ACL, the policies and procedures the Company uses to determine the level of the allowance and the value attributed to non-performing loans or to real estate acquired through foreclosure. Such regulatory agencies may require an increase in the ACL or the Company to recognize loan charge-offs. Any significant increase in the ACL or loan charge-offs as required by these regulatory agencies could have a material adverse effect on the results of operations and financial condition.

The performance of the Company's multi-family and mixed-use loans could be adversely impacted by regulation.

Multi-family and mixed-use loans generally involve a greater risk than one- to-four family residential loans because of legislation and government regulations involving rent control and rent stabilization, which are outside the control of the borrower or the Company, and could impair the value of the security for the loan or the future cash flows of such properties. As a result of these restrictions, it is possible that rental income on certain rent-regulated properties might not rise sufficiently over time to satisfy increases in the loan rate at repricing or increases in overhead expenses (e.g., utilities, taxes, etc.). At December 31, 2023, the Company has $174.9 million of New York City rent-regulated stabilized multi-family loans, which had a weighted-average LTV of 45.4% at the date of the most recent appraisal, and a weighted average debt coverage ratio of 2.5x.

The Company could be subject to environmental risks and associated costs on its foreclosed real estate assets, which could materially and adversely affect its financial condition and results of operation.

A material portion of the Company's loan portfolio is comprised of loans collateralized by real estate. There is a risk that hazardous or toxic waste could be discovered on the properties that secure these loans. If the Company acquires such properties as a result of foreclosure, it could be held responsible for the cost of cleaning up or removing this waste, and this cost could exceed the value of the underlying properties and materially and adversely affect the Company's financial condition and results of operation.

Risks Related to Economic Conditions

Inflation can have an adverse impact on our business and on our customers.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as rising inflation decreases the value of money. As a result of sustained inflationary pressures, the Federal Reserve Board has raised certain benchmark interest rates several times and has previously indicated its willingness to continue to maintain increased interest rates if needed to further combat inflation. As discussed below under "—Risks Related to Market Interest

Rates—*Interest rate shifts may reduce net interest income and otherwise negatively impact the Company's financial condition and results of operation.*" Inflationary conditions and rising market interest rates may lead to declines in the value of our investment securities, particularly those with longer maturities, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our non-interest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us. Sustained higher interest rates administered by the Federal Reserve to tame persistent inflationary price pressures could also push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

A downturn in economic conditions could cause deterioration in credit quality, which could depress net income and growth.

The Company's principal economic risk is the creditworthiness of its borrowers, which is affected by the strength of the relevant business market segment, local market conditions, and general economic conditions. The Company's loan portfolio includes many real estate secured loans, demand for which may decrease during an economic downturn as a result of, among other things, an increase in unemployment, a decrease in real estate values or a slowdown in housing. If negative economic conditions develop in the New York market or the United States, the Company could experience higher delinquencies and loan charge-offs, which would adversely affect its net income and financial condition. Furthermore, to the extent that real estate collateral is obtained through foreclosure, the costs of holding and marketing real estate collateral, as well as the ultimate values obtained from disposition, could reduce earnings and adversely affect the Company's financial condition.

The Company's business and operations may be adversely affected by weak economic conditions.

The Company's business and operations, which primarily consist of lending money to customers, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, growth and profitability from the Company's lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium- and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States.

The Company's business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond the Company's control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on the business, financial condition, results of operations and prospects of the Company.

Financial challenges at other banking institutions could lead to depositor concerns that spread within the banking industry causing disruptive deposit outflows and other destabilizing results.

In 2023, certain specialized banking institutions with elevated concentrations of uninsured deposits experienced large deposit outflows, resulting in the institutions being placed into FDIC receiverships. In the aftermath, there has been substantial market disruption and indications that deposit concerns could spread within the banking industry, leading to deposit outflows and other destabilizing results that could adversely affect the Company's business, financial condition and results of operations.

A substantial majority of the Company's loans and operations are in New York, and therefore its business is particularly vulnerable to a downturn in the New York City economy.

The Company is a community banking institution that provides banking services to the local communities in the market areas in which it operates, and therefore, its ability to diversify its economic risks is limited by its local markets and economies. A large portion of the Company's business is concentrated in New York, and in New York City in particular.

A significant decline in local economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond the Company's control, would likely cause an increase in the rates of delinquencies, defaults, foreclosures, bankruptcies and losses in its loan portfolio. As a result, a downturn in the local economy, generally and the real estate market specifically, could significantly reduce the Company's profitability and growth and adversely affect its financial condition.

Risks Related to Market Interest Rates

The reversal of monetary policy actions that resulted in a historically low interest rate environment may adversely affect our net interest income and profitability.

The Federal Reserve Board exercised monetary policy actions that decreased benchmark interest rates significantly, in response to the COVID-19 pandemic. The Federal Reserve Board has reversed its easy money policies given its concerns over inflation. Market interest rates have risen in response to the change in the Federal Reserve Board's monetary policies. As discussed below, the increase in market interest rates is expected to have an adverse effect on our net interest income and profitability.

Interest rate shifts may reduce net interest income and otherwise negatively impact the Company's financial condition and results of operations.

The majority of the Company's banking assets are monetary in nature and subject to risk from changes in interest rates. The Company's earnings depend, to a great extent, upon the level of its net interest income (the difference between the interest income earned on loans, investments, other interest earning assets, and the interest paid on interest bearing liabilities, such as deposits and borrowings). Changes in interest rates can increase or decrease net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.

When interest bearing liabilities mature or reprice more quickly, or to a greater degree, than interest earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest earning assets mature or reprice more quickly, or to a greater degree, than interest bearing liabilities, falling interest rates could reduce net interest income. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and the Company's ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect the Company through, among other things, increased prepayments on its loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect the Company's net yield on interest earning assets, loan origination volume and overall results.

If market interest rates rise rapidly, interest rate caps may limit increases in the interest rates on certain adjustable-rate loans, thus limiting the upside to our net interest income. Also, certain adjustable-rate loans re-price based on lagging interest rate indices. This lagging effect may also negatively impact our net interest income when general interest rates continue to rise periodically.

The Company's securities portfolio may be impacted by fluctuations in market value, potentially reducing accumulated other comprehensive income and/or earnings. During the year ended December 31, 2023, we reported an other comprehensive gain of $11.1 million related to net changes in unrealized losses in the AFS securities portfolio. Fluctuations in market value may be caused by changes in market interest rates, lower market prices for securities and limited investor demand.

Changes in the estimated fair value of securities may reduce stockholders' equity and net income.

At December 31, 2023, we had AFS securities with an amortized cost of $539.0 million and a fair value of $461.2 million. The estimated fair value of the AFS securities portfolio may change depending on the credit quality of the underlying issuer, market liquidity, changes in interest rates and other factors. Stockholders' equity is increased or decreased by the amount of the change in the unrealized gain or loss (difference between the estimated fair value and the amortized cost) of the AFS securities portfolio, net of the related tax expense or benefit, under the category of accumulated other comprehensive income (loss). At December 31, 2023, we reported an accumulated other comprehensive loss of $54.7

million, net of tax, related to net changes in unrealized losses in the AFS securities portfolio, which negatively impacted stockholders' equity, as well as book value per common share.

Risks Related to the Company's Operations

A failure in the Company's operational and/or information systems or infrastructure, or those of third parties, including cyber-attacks, could impair the Company's liquidity, disrupt its businesses, result in the unauthorized disclosure of confidential information, damage its reputation, and cause financial losses.

The Company relies upon operational and information systems, some of which are managed by third parties, to process, transmit and store electronic information and to manage or support a variety of our business processes, activities and products. Additionally, we collect and store sensitive data, including the personally identifiable information of our customers and employees, in data centers and on information systems (including systems that may be controlled or maintained by third parties). The Company's business, and in particular, the debit card and cash management solutions business and global payments business, is dependent on its ability to process and monitor, on a daily basis, a large number of transactions, many of which are highly complex, across numerous and diverse markets. These transactions, as well as the information technology services provided to clients, often must adhere to client-specific guidelines, as well as legal and regulatory standards. Due to the breadth and geographical reach of the Company's client base, developing and maintaining its operational and information systems and infrastructure is challenging, particularly as a result of rapidly evolving legal and regulatory requirements and technological shifts.

Although the Company continues to take protective measures to maintain the confidentiality, integrity and security of our operational and information systems and infrastructure, the techniques used in cyberattacks are becoming increasingly diverse and sophisticated. For example, the Company's operational and information systems or infrastructure, or those of our third-party providers, may be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, disruptions of service, computer viruses or other malicious code, cyberattacks and other incidents that could create a cybersecurity event, any of which could remain undetected for an extended period of time. Furthermore, the Company may not be able to ensure that all of its clients, suppliers, counterparties and other third parties have appropriate controls in place to protect themselves from cyberattacks or to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. Given the increasingly high volume of transactions, certain errors may be repeated or compounded before they can be discovered and rectified. In addition, the increasing reliance on information systems, and the occurrence and potential adverse impact of attacks on such systems, both generally and in the financial services industry, have encouraged increased government and regulatory scrutiny of the measures taken by companies to protect against cybersecurity threats and incidents. As these threats, incidents and government and regulatory oversight of associated risks continue to evolve, the Company may be required to expend additional resources to enhance or expand upon the security measures it currently maintains. Although the Company has developed, and continues to invest in, systems and processes that are designed to detect and prevent security breaches and cyberattacks, a breach of its systems and global payments infrastructure or those of our non-bank financial service partners and processors could result in: losses to the Company and its customers; loss of business and/or customers; damage to its reputation; the incurrence of additional expenses (including the cost of notification to consumers, credit monitoring and forensics, and fees and fines imposed by the card networks); disruption to its business; an inability to grow its online services or other businesses; additional regulatory scrutiny or penalties; and/or exposure to civil litigation and possible financial liability — any of which could have a material adverse effect on the Company's business, financial condition and results of operations. We have not encountered cybersecurity threats or incidents that have materially and adversely affected, or are reasonably likely to materially and adversely affect, the Company's business, results of operations or financial condition; however, the impacts of such threats or incidents in the future may be material.

While the Company maintains cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. For information on our cybersecurity risk management, strategy and governance, see Part I, Item 1C., "Cybersecurity."

The Company faces risks related to its operational, technological and organizational infrastructure.

The Company's ability to grow and compete is dependent on its ability to build or acquire and manage the necessary operational and technological infrastructure and to manage the cost of that infrastructure as it expands. Similar to other large corporations, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. In addition, the Company is heavily dependent on the strength and capability of its technology systems, which are used both to interface with customers and manage internal financial and other systems. The Company's ability to develop and deliver new products and services that meet the needs of its existing customers and attract new ones depends on the functionality of its technology systems.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The Company's future success will depend in part upon its ability to address the needs of its clients by using technology to provide products and services that will satisfy client demands for convenience as well as provide secure electronic environments and create additional efficiencies as it continues to grow and expand its market area. The Company continuously monitors its operational and technological capabilities and makes modifications and improvements as it deems appropriate. Many of the Company's larger competitors have substantially greater resources to invest in operational and technological infrastructure. As a result, competitors may be able to offer more convenient products and services than the Company, which would put it at a competitive disadvantage.

The Company also outsources some of its operational and technological infrastructure to third parties. If these third-party service providers experience difficulties, fail to comply with banking regulations or terminate their services and if the Company is unable to replace them with other service providers, its operations could be interrupted. If an interruption were to continue for a significant period of time, its business, financial condition and results of operations could be adversely affected, perhaps materially. Even if the Company were able to replace the third-party providers, it may be at a higher cost, which could adversely affect its business, financial condition and results of operations.

We may undertake initiatives meant to expand our digital capabilities or elect to improve and update our information technology systems. The failure to achieve the goals of any such improvements, updates or initiatives, the inability to maintain anticipated expenses, or delays in executing our plans may materially adversely affect our business, financial condition, or results of operation.

Due to the Company's dependence on information technology systems and the important role they play in our business operations, we must constantly improve and update our information technology infrastructure, which can require significant resources. In addition, the Company may decide to undertake initiatives that are intended to improve, among other things, the scalability of our information systems, increase the Company's data mining abilities, improve payment processing capabilities and enhance our customers' experience. We may not succeed in executing any of these improvements, updates or initiatives, may fail to properly estimate the costs of such improvements, updates or initiatives, or may experience delays in executing our plans, any of which may in turn cause the Company to incur costs that exceed our expectations or disrupt our operations, including our technological services to our customers, or otherwise adversely affect our business, financial condition or results of operations. To the extent that these disruptions persist over time and/or recur, this could negatively impact our competitive position, require additional expenditures, or harm our relationships with our customers and thus may materially and adversely affect our business, financial condition, or results of operations.

The Company is subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject the Company to financial losses or regulatory sanctions and have a material adverse impact on its reputation. Misconduct by its employees could include concealing unauthorized activities, engaging in improper or unauthorized activities on behalf of customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions the Company takes to prevent and detect this activity may not be effective in all cases. Employee errors could also subject the Company to financial claims for negligence.

The Company maintains a system of internal controls and insurance coverage to mitigate operational risks, including data processing system failures and errors and customer or employee fraud. If internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse impact on the Company's business, financial condition and results of operations.

The Company relies heavily on its executive management team and other key employees and could be adversely affected by the unexpected loss of their services.

The Company's success depends in large part on the performance of its key personnel, as well as on its ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute its business plan may be lengthy. The Company may not be successful in retaining its key employees, and the unexpected loss of services of one or more of key personnel could have a material adverse effect on its business because of their skills, knowledge of primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any key personnel should become unavailable for any reason, the Company may not be able to identify and hire qualified persons on acceptable terms, or at all, which could have a material adverse effect on the business, financial condition, results of operations and future prospects of the Company.

If the Company's enterprise risk management framework is not effective at mitigating interest rate risk, market risk and strategic risk, the Company could suffer unexpected losses and its results of operations could be materially adversely affected.

The Company's enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing stockholder value. The Company has established processes and procedures intended to identify, measure, monitor and report the types of risk to which it is subject, including credit, liquidity, operational, regulatory compliance and reputational risks. However, as with any risk management framework, there are inherent limitations to these risk management strategies as there may exist, or develop in the future, risks that have not been appropriately anticipated or identified. If the Company's risk management framework proves ineffective, it could suffer unexpected losses and its business and results of operations could be materially adversely affected.

A lack of liquidity could adversely affect the Company's financial condition and results of operations.

Liquidity is essential to the Company's business. The Company relies on its ability to generate deposits and effectively manage the repayment and maturity schedules of loans and investments to ensure that there is adequate liquidity to fund its operations. An inability to raise funds through deposits, borrowings, the sale and maturities of loans and securities and other sources could have a substantial negative effect on liquidity. The Company's most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff, which are strongly influenced by such external factors as the direction of interest rates, local and national economic conditions and the availability and attractiveness of alternative investments. Further, the supply of deposits may be reduced due to a variety of factors such as demographic patterns, changes in customer preferences, reductions in consumers' disposable income, the monetary policy of the FRB or regulatory actions that decrease customer access to particular products. If customers move money out of bank deposits and into other investments such as money market funds, the Company would lose a relatively low-cost source of funds, which would increase its funding costs and reduce net interest income. Any changes made to the rates offered on deposits to remain competitive with other financial institutions may also adversely affect profitability and liquidity.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities and borrowings from the FHLB of New York. The Company also has an available line of credit with the FRBNY discount window. The Company may also borrow funds from third-party lenders, such as other financial institutions. The Company's access to funding sources in amounts adequate to finance or capitalize its activities, or on terms that are acceptable, could be impaired by factors that affect the Company directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry, a decrease in the level of the Company's business activity as a result of a downturn in markets or by one or more adverse regulatory actions against the Company.

Any decline in available funding could adversely impact the Company's ability to originate loans, invest in securities, meet expenses, or to fulfill obligations such as repaying borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on its liquidity, business, financial condition and results of operations.

Other Risks Related to the Company's Business

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new financial products or services within existing lines of business. Substantial risks and uncertainties are associated with developing and marketing new lines of business or new products or services, particularly in instances where markets are not fully developed, and we may be required to invest significant time and management and capital resources in connection with such new lines of business or new products or services. External factors, such as regulatory reception, compliance with regulations and guidance, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service may be expensive to implement and could also have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could reduce our revenues and potentially generate losses.

The Company is exposed to the risks of natural disasters and global market disruptions.

The Company handles a substantial volume of customer and other financial transactions every day. Its financial, accounting, data processing, check processing, electronic funds transfer, loan processing, online and mobile banking, automated teller machines, backup or other operating or security systems and infrastructure may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond its control, including major infrastructure outages, natural disasters or events arising from local or larger scale political or social matters, including terrorist acts, pandemics, and cyberattacks. Operational risk exposures could adversely impact the Company's results of operations, liquidity and financial condition, and cause reputational harm.

Additionally, global markets may be adversely affected by natural disasters, the emergence of widespread health emergencies or pandemics, cyberattacks, military conflict, terrorism, or other geopolitical events. Global market disruptions may affect the Company's liquidity. Also, any sudden or prolonged market downturn in the United States or abroad, as a result of the above factors or otherwise could result in a decline in revenue and adversely affect the Company's results of operations and financial condition, including capital and liquidity levels.

Climate change could adversely affect our business, affect client activity levels and damage the Company's reputation.

Concerns over the long-term impacts of climate change have led, and will continue to lead, to governmental efforts around the world to mitigate those impacts. Consumers and businesses are also changing their behavior and business preferences as a result of these concerns. New governmental regulations or guidance relating to climate change, as well as changes in consumers' and businesses' behaviors and business preferences, may affect whether and on what terms and conditions we will engage in certain activities or offer certain products or services. The governmental and supervisory focus on climate change could also result in the Company becoming subject to new or heightened regulatory requirements, such as requirements relating to operational resiliency or stress testing for various climate stress scenarios. Any such new or heightened requirements could result in increased regulatory, compliance or other costs or higher capital requirements. In connection with the transition to a low carbon economy, legislative or public policy changes and changes in consumer sentiment could negatively impact the businesses and financial condition of our clients, which may decrease revenues from those clients and increase the credit risk associated with loans and other credit exposures to those clients. Our business, reputation and ability to attract and retain employees may also be harmed if our response to climate change is perceived to be ineffective or insufficient.

Furthermore, the long-term impacts of climate change may have a negative impact on our customers and their businesses. Physical risks include extreme storms or wildfires that damage or destroy property and inventory securing loans we make, or may interrupt our customer's business operations, putting them in financial difficulty, and increasing the risk of default.

Our customers are also facing changes in energy and commodity prices driven by climate change, as well as new regulatory requirements resulting in increased operational costs.

Global pandemics, or localized epidemics, could adversely affect the Company's financial condition and results of operations.

Global pandemics, such as COVID-19, or localized epidemics, could have a significant adverse impact on our financial condition and results of operations and we could be subject to any of the following risks, any of which could have a material, adverse effect on our business, financial condition, liquidity, and results of operations: the demand for our products and services may decline, making it difficult to grow assets and income; if the economy worsens, loan delinquencies, problem assets, and foreclosures may increase, resulting in increased charges and reduced income; collateral for loans, especially real estate, may decline in value, which could cause loan losses to increase; our ACL may increase if borrowers experience financial difficulties, which will adversely affect our net income; the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us; our cybersecurity risks may increase if a significant number of our employees are forced to work remotely; and FDIC premiums may increase if the agency experiences additional resolution costs.

Risks Related to the Company's Global Payments Business

The exit from all of the Company's BaaS relationships may cost more than anticipated and may subject us to additional risk.

In early 2024, the Company decided to exit all BaaS relationships. There are substantial risks and uncertainties associated with these efforts. Deposit accounts acquired through these relationships totaled $781 million, or 13.6% of total deposits, at December 31, 2023. If we cannot replace such deposits, we may be required to seek alternative and potentially higher rate funding sources as compared to the existing relationships, which could adversely affect our results of operations. We expect to incur a number of other costs associated with the exit from all of our BaaS relationships through at least the end of 2024, including those related to notifying customers and other interested parties of our decision to exit such relationships, and our results of operations could be adversely impacted in future periods if this exit takes significantly longer than anticipated, if we incur additional, unanticipated costs, or if we face litigation related to the exit. Failure to successfully manage any of these or other risks while exiting these BaaS relationships could have a material adverse effect on our business, financial condition and results of operations. See Part II, Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Events."

Regulatory scrutiny of non-bank financial service solutions and related technology considerations has recently increased.

We provide global payments infrastructure access to our non-bank financial service partners, which includes serving as an issuing bank for third-party managed prepaid and debit card programs nationwide and providing other financial services infrastructure, including cash settlement and custodian deposit services. Recently, federal bank regulators have increasingly focused on the risks related to bank and non-bank financial service company partnerships, raising concerns regarding risk management, oversight, internal controls, information security, change management, and information technology operational resilience. This focus is demonstrated by recent regulatory enforcement actions against banks that have allegedly not adequately addressed these concerns while growing their non-bank financial service offerings. Additionally, there are ongoing investigations by federal and state governmental entities concerning a prepaid debit card product program that was offered by the Company through an independent program manager. We could be subject to additional regulatory scrutiny with respect to that portion of our business that could have a material adverse effect on the business, financial condition, results of operations and growth prospects of the Company. See "—*Risks Related to Laws and Regulation and Their Enforcement—The Company and the Bank's business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment and the laws and regulations that govern it.*"

The Company faces intense competition in the global payments industry.

The global payments industry is highly competitive, continuously changing, highly innovative, and increasingly subject to regulatory scrutiny and oversight. Many areas in which the Company competes evolve rapidly with innovative and disruptive technologies, shifting user preferences and needs, price sensitivity of merchants and consumers, and frequent introductions of new products and services. Competition also may intensify as new competitors emerge, businesses enter into business combinations and partnerships, and established companies in other segments expand to become competitive with various aspects of our business.

The Company competes with a wide range of businesses, some of which are larger operationally and/or financially, have larger customer bases, greater brand recognition, longer operating histories, a dominant or more secure position, broader geographic scope, volume, scale, resources, and market share than the Company, or offer products and services that the Company does not offer, which may provide them significant competitive advantages. Some competitors may also be subject to less burdensome regulatory requirements or may be smaller or younger companies that may be more agile and effective in responding quickly to user needs, technological innovations, and legal and regulatory changes. These competitors may devote greater resources to the development, promotion, and sale of products and services, and/or offer lower prices or more effectively offer their own innovative programs, products, and services. If the Company is not able to differentiate its products and services from those of its competitors, drive value for customers, or effectively and efficiently align its resources with its goals and objectives, the Company may not be able to compete effectively in the market.

We derive a percentage of our deposits from deposit accounts generated through our relationships with non-bank financial service companies.

Deposit accounts acquired through these relationships totaled $781 million, or 13.6% of total deposits, at December 31, 2023. We provide oversight over these relationships, which must meet all internal and regulatory requirements. We may exit relationships where such requirements are not met or be required by our regulators to exit such relationships. Also, our partner(s) could terminate a relationship with us for many reasons, including being able to obtain better terms from another provider or dissatisfaction with the level or quality of our services. If a relationship were to be terminated, it could materially reduce our deposits and impact our liquidity. If we cannot replace such deposits, we may be required to seek alternative and potentially higher rate funding sources as compared to the existing relationship resulting in an increase in interest expense. We may also find it necessary to sell securities or other assets to meet funding needs, which could result in realized losses.

Changes in card network fees could impact operations.

Card networks periodically increase the fees (known as interchange fees) that are charged to acquirers and that the Company charges to its merchants. It is possible that competitive pressures will result in the Company absorbing a portion of such increases in the future, which would increase its costs, reduce profit margin and adversely affect its business and financial condition. In addition, the card networks require certain capital requirements. An increase in the required capital level would further limit the use of capital for other purposes.

The Company's business could suffer if there is a decline in the use of prepaid cards as a payment mechanism or if there are adverse developments with respect to the prepaid financial services industry in general.

As the prepaid financial services industry evolves, consumers may find prepaid financial services to be less attractive than traditional or other financial services. If consumers do not continue or increase their usage of prepaid cards, including making changes in the way prepaid cards are loaded, the Company's operating revenues and prepaid card deposits may remain at current levels or decline. Any projected growth for the industry may not occur or may occur more slowly than estimated. If consumer acceptance of prepaid financial services does not continue to develop or develops more slowly than expected or if there is a shift in the mix of payment forms away from the Company's products and services, it could have a material adverse effect on the Company's financial position and results of operations.

The potential for fraud in the card payment industry is significant.

Issuers of prepaid and debit cards and other companies have suffered significant losses in recent years with respect to the theft of cardholder data that has been illegally exploited for personal gain. The theft of such information is regularly reported and affects individuals and businesses. Losses from various types of fraud have been substantial for certain card industry participants. The Bank in many cases has indemnification agreements with third parties; however, such indemnifications may not fully cover losses. As previously disclosed, there have been and continue to be ongoing investigations by governmental entities concerning a prepaid debit card product program that was offered by GPG, and the Bank entered into separate consensual resolutions with each of the FRB and the NYSDFS with respect to their investigations, each of which is now closed as a result of the respective orders. Additional enforcement or other actions arising out of the prepaid debit card program in question could have a materially adverse effect on the Company and the Bank's assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations. See "—*Risks related to Laws and Regulation and Their Enforcement—The Company and the Bank's business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment and the laws and regulations that govern it*." and Part I, Item 3. "Legal Proceedings."

A portion of the Company's business provided banking services to digital currency businesses and their customers, and changes in the digital currency industry or the digital currency businesses we provided services to may have adversely affected our growth and profitability or damaged our reputation.

The Company provided cash management solutions to digital currency businesses and their customers. In 2023, the Company announced that it was fully exiting its digital currency business. This decision followed a careful review by the Board of Directors and management and reflected recent developments in the crypto-asset industry, material changes in the regulatory environment regarding banks' involvement in digital currency business, and a strategic assessment of the business case for the Company's further involvement at this time. Aside from related low cost deposit outflows, there was minimal financial impact from the exit of this business. See Part II, Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations – Recent Events."

Regulatory and legal requirements applicable to the prepaid and debit card industry are unique and frequently changing.

Achieving and maintaining compliance with frequently changing legal and regulatory requirements requires a significant investment in qualified personnel, hardware, software and other technology platforms, external legal counsel and consultants and other infrastructure components. These investments may not ensure compliance or otherwise mitigate risks involved in this business. Our failure to satisfy regulatory mandates applicable to prepaid financial products could result in actions against us by our regulators, legal proceedings being instituted against us by consumers, or other losses, each of which could reduce our earnings or result in losses, make it more difficult to conduct our operations, or prohibit us from conducting specific operations. Other risks related to prepaid cards include competition for prepaid, debit and other payment mediums, possible changes in the rules of networks, such as Visa and MasterCard and others, in which the Bank operates and state regulations related to prepaid cards including escheatment.

Risks Related to Competitive Matters

The Company operates in a highly competitive industry and faces significant competition from other financial institutions and financial services providers, the result of which may decrease growth or profits.

The Company's market area contains not only a large number of community and regional banks, but also a significant presence of the country's largest commercial banks and a growing presence of non-bank financial services companies. The Company competes with other state and national financial institutions, savings and loan associations, savings banks, credit unions and other companies offering financial services. Some of these competitors have a longer history of successful operations nationally and in the New York market area, greater ties to businesses, more expansive banking relationships, more established depositor bases, fewer regulatory constraints, better technology, and lower cost structures than the Company does. Competitors with greater resources may possess an advantage through their ability to maintain numerous banking locations in more convenient sites, conduct more extensive promotional and advertising campaigns, or operate a more developed technology platform. Due to their size, many competitors may offer a broader range of products and services, as well as better pricing for certain products and services than the Company can offer. Further, increased competition among financial services companies due to the continued consolidation of financial institutions may adversely affect the Company's ability to market its products and services.

In addition, the Company's legally mandated lending limits are lower than those of certain of its competitors that have greater capital. Lower lending limits may discourage borrowers with lending needs that exceed these limits from doing business with the Company. The Company may try to serve such borrowers by selling loan participations to other financial institutions; however, this strategy may not succeed.

Risks Related to Business Strategy

The Company may not be able to grow and if it does, it may have difficulty managing that growth.

The Company's ability to grow depends, in part, upon its ability to expand its market share, successfully attract deposits, and identify loan and investment opportunities as well as opportunities to generate fee-based income. The Company may not be successful in increasing the volume of loans and deposits at acceptable levels and upon terms it finds acceptable. The Company may also not be successful in expanding its operations organically or through strategic acquisitions while managing the costs and implementation risks associated with this growth strategy.

The Company expects to grow the number of employees and customers and the scope of its operations, but it may not be able to sustain its historical rate of growth or continue to grow its business at all. Its success will depend upon the ability of its officers and key employees to continue to implement and improve operational and other systems, to manage multiple, concurrent customer relationships, and to hire, train and manage employees. In the event that the Company is unable to perform all these tasks and meet these challenges effectively, its growth prospects and earnings could be adversely impacted.

Uncertainty in the development, deployment, use and regulation of artificial intelligence could subject us to additional risks.

As with many innovations, artificial intelligence ("AI") presents risks and challenges that could adversely impact our business or our customers. The development, adoption, and use case for generative AI technologies are still in their early stages and may be ineffective or inadequate. AI development or deployment practices by the Company, our customers, or third-party developers or vendors could result in unintended consequences. For example, AI algorithms could be flawed or may be based on datasets that are biased or insufficient. There also may be real or perceived social harm, unfairness, or other outcomes that undermine public confidence in the use and deployment of AI. In addition, third parties may deploy AI technologies in a manner that reduces customer demand for our business or financial products and services. Any of the foregoing may result in decreased demand for our products, harm to our business, results of operations or reputation, or a negative impact on our customers and their business.

The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, including in the areas of intellectual property, cybersecurity, and privacy and data protection. Compliance with new or changing laws, regulations or industry standards relating to AI may impose significant operational costs and may limit our ability to develop, deploy or use AI technologies. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or reputational harm.

Risks Related to Accounting Matters

Changes in accounting standards could materially impact the Company's financial statements.

From time to time, the FASB or the SEC may change the financial accounting and reporting standards that govern the preparation of the Company's financial statements. In addition, the bodies that interpret the accounting standards (such as banking regulators, or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond the Company's control, can be hard to predict, and can materially impact how it records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in it needing to revise or restate prior period financial statements. For more information on changes in accounting standards, see "NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS" to the Company's consolidated financial statements in this Form 10-K.

Risks Related to Laws and Regulation and Their Enforcement

The Company and the Bank's business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment and the laws and regulations that govern it.

The Company and the Bank are subject to extensive examination, supervision and comprehensive regulation by various federal and state agencies that govern almost all aspects of their operations. These laws and regulations are not intended to protect the Company's stockholders. Rather, these laws and regulations are intended to protect customers, depositors, the DIF and the overall financial stability of the U.S. economy. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which the Company or the Bank can engage, limit the dividend or distributions that the Bank can pay to the Company, restrict the ability of institutions to guarantee the Company's debt, and impose certain specific accounting requirements that may be more restrictive and may result in greater or earlier charges to earnings or reductions in capital than GAAP would require. For further discussion see Part I, Item 1. "Business—Regulation of the Bank—*Capitalization*" and "Business—*Holding Company Regulation*."

Compliance with these laws and regulations is difficult and costly, and changes to these laws and regulations often impose additional compliance costs. Failure to comply with these laws and regulations could subject the Company and/or the Bank to restrictions on their business activities, fines and other penalties, the commencement of informal or formal enforcement actions against them, and other negative consequences, including reputational damage, any of which could adversely affect their business, financial condition, results of operations, capital base and the price of its securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive.

The Dodd-Frank Act, among other things, imposed higher capital requirements on bank holding companies and changed the rules regarding FDIC insurance premiums. Compliance costs with the Dodd-Frank Act and its implementing regulations has and will continue to result in additional operating and compliance burdens that could have a material adverse effect on the business, financial condition, results of operations and growth prospects of the Company.

Additionally, there have been and continue to be ongoing investigations by governmental entities concerning a prepaid debit card product program that was offered by GPG. As previously disclosed, the Bank entered into (i) an Order to Cease and Desist and Order of Assessment of a Civil Money Penalty Issued Upon Consent with the FRB (the "FRB Consent Order"), effective October 16, 2023, and (ii) a Consent Order with the NYSDFS (the "NYSDFS Consent Order"), effective October 18, 2023. The FRB Consent Order and NYSDFS Consent Order constitute separate consensual resolutions with each of the FRB and the NYSDFS with respect to their investigations, each of which is now closed as a result of such order.

The FRB Consent Order provided for a civil money penalty of $14.5 million and requires the Bank's Board of Directors to submit a plan to further strengthen board oversight of the management and operations of GPG and the Bank to develop, among other things, a written plan to enhance the Bank's customer identification program, a plan to improve the Bank's customer due diligence program and a plan to enhance the Bank's third party risk management program. The NYSDFS Consent Order provided for a civil money penalty of $15.0 million and requires the Bank to provide certain information regarding the Bank's program to supervise third-party program managers and various status reports regarding certain compliance-related matters in connection with the Bank's oversight of third-party program managers of the Bank's prepaid debit card program. The Company fully reserved the foregoing amounts payable to the FRB and NYSDFS through a regulatory settlement reserve in 2022 and 2023. For further discussion see Part I, Item 3., "Legal Proceedings."

Additional enforcement or other actions arising out of the prepaid debit card program or otherwise could have a materially adverse effect on the Company and the Bank's assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations. In early 2024, the Company decided to exit all BaaS relationships. See Part II, Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Events."

Legislative and regulatory actions may increase the Company's costs and impact its business, governance structure, financial condition or results of operations.

Federal and state regulatory agencies frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted could: expose the Company to additional costs, including increased compliance costs; impact the profitability of the Company's business activities; limit the fees we may charge; increase the ability of non-banks to offer competing financial services and products; change deposit insurance assessments; require more oversight; or change certain of its business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest rate spreads. These changes may also require the Company to invest significant management attention and resources to make any necessary changes to operations and could have an adverse effect on its business, financial condition and results of operations.

Federal income tax treatment of corporations and other federal and state tax provisions may be clarified and/or modified by legislative, administrative or judicial changes or interpretations at any time. Any such changes could adversely affect the Company, either directly, or indirectly as a result of effects on the Company's customers.

Monetary policies and regulations of the FRB could adversely affect the business, financial condition and results of operations of the Company.

In addition to being affected by general economic conditions, the Company's earnings and growth are affected by the policies of the FRB. An important function of the FRB is to regulate the money supply and credit conditions. Among the instruments used by the FRB to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to combat inflation and influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon the Company's business, financial condition and results of operations cannot be predicted.

Non-compliance with the USA PATRIOT Act, BSA, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT Act and the BSA require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the Financial Crimes Enforcement Network, a bureau of the U.S. Department of the Treasury. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Risk Management and Strategy

The Company believes that a strong cybersecurity program is vital to effective cybersecurity risk management. The Company recognizes the importance of developing, implementing, and maintaining robust cybersecurity measures to help safeguard sensitive information and its business operations, and to protect the confidentiality, integrity, and availability of its information systems and the nonpublic information transmitted, processed and stored on its systems or those of third-party service providers.

Managing Material Risks & Integrated Overall Risk Management

The Company has integrated cybersecurity risk management into its broader risk management framework in order to promote a culture that values protecting sensitive information. This integration is intended to promote the inclusion of cybersecurity considerations in decision-making processes throughout the Company. As the operating company, the Bank's general risk management personnel, including the Chief Risk Officer ("CRO"), work closely with their information technology and security counterparts to evaluate and address cybersecurity threats in alignment with our business objectives and operational needs.

The Company also maintains a system-wide information systems security program that applies to all employees. All employees are expected to assist in safeguarding the Company's information systems and to assist in the discovery and reporting of cybersecurity incidents. This Company-wide program is intended to identify and assess internal and external cyber and information security risks that may threaten the security or integrity of nonpublic information stored on the Company's information systems or those of third-party providers from unauthorized access, use or other malicious acts.

The Board of Directors is responsible for overseeing the Company's cybersecurity program. The Board of Directors has established oversight mechanisms that are intended to promote effective governance in managing risks associated with cybersecurity threats because it recognizes the significance of these threats to the Company's operational integrity and the information stored on the Company's information systems or those of third-party service providers. See "— Governance— *Board of Directors Oversight.*"

Engage Third-parties on Risk Management

Recognizing the complexity and evolving nature of cybersecurity threats, the Company engages with a range of external experts from time to time, including cybersecurity assessors, risk management professionals, and other consultants, in evaluating and testing our risk management systems. We also engage third-party services on an ongoing basis to conduct independent audits of our risk management systems. These engagements enable us to leverage specialized knowledge and insights and assist the Company with its goal of maintaining cybersecurity strategies and processes that are consistent with industry best practices. Our collaboration with these third-parties includes table top exercises, penetration testing and other cyber-support services.

Oversee Third-party Risk

Because the Company is aware of the risks associated with third-party service providers, the Company has implemented policies and processes to oversee and assist with managing these risks. The Company's Third-Party Risk Management Officer (the "TPRM") conducts security and risk assessments of all third-party providers before engagement and monitors these third-party providers on an ongoing basis to assess each provider's compliance with the Company's cybersecurity standards, which are intended to be commensurate with the level of risk and complexity of the relationship with, and the activities performed by, a given provider engaged by the Company. In addition, the TPRM conducts an annual risk assessment of any third-party provider that provides critical services to the Company or has access to customers' protected data. This approach is designed to help identify and mitigate risks related to data breaches or other cybersecurity incidents originating from third-parties in order to better protect our customers' personally identifiable information and the Company's assets and data.

Risks from Cybersecurity Threats

We have not encountered cybersecurity threats or incidents that have materially and adversely affected, or are reasonably likely to materially and adversely affect, the Company's business strategy, results of operations or financial condition. Notwithstanding the defensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. While the Company maintains cybersecurity insurance, the costs related to cybersecurity threats, incidents or disruptions may not be fully insured. For more information regarding the risks we face from cybersecurity threats, see Part I, Item 1A., "Risk Factors—*Risks Related to the Company's Operations—A failure in the Company's operation and/or information systems or infrastructure, or those of third parties, including cyber-attacks, could impair the Company's liquidity, disrupt its businesses, result in the unauthorized disclosure of confidential information, damage its reputation, and cause financial losses*."

Governance

Board of Directors Oversight

The Board of Directors is responsible for overseeing the Company's cybersecurity program. In connection with carrying out these oversight responsibilities, the Board of Directors delegated certain matters to the Technology Committee (the "Technology Committee") of the Board of Directors. The Technology Committee is central to the Board of Directors' oversight of cybersecurity risks and is responsible for assisting the Board of Directors in its oversight of technology and innovation strategies, as well as developing plans related to information systems and cybersecurity. The Technology Committee meets at least quarterly and is composed of three board members with diverse skills and experience, including risk management, technology, and finance, which the Board of Directors considers to be helpful in overseeing cybersecurity risks. The Technology Committee reports quarterly (and more frequently if necessary) to the Board of Directors on the activities of the Technology Committee since its last report, including material developments with respect to the risks from cybersecurity threats.

One of the primary responsibilities of the Technology Committee is to review reports submitted by the Chief Information Security Officer (the "CISO") of the Company, the Company's Chief Digital Officer (the "CDO"), the CRO, and other officers or employees regarding cybersecurity threats and incidents in order to assist in coordinating prevention and mitigation efforts. In addition, the Technology Committee conducts an annual review of its own performance and the Company's cybersecurity-related expenditures to identify areas for potential improvement that could benefit the cybersecurity program of the Company.

The Technology Committee also participates in strategic decisions by the Board of Directors by offering recommendations regarding significant investments or initiatives that could impact the Company's cybersecurity. This involvement is meant to promote the integration of cybersecurity considerations into the broader strategic objectives of the Company by helping the Board of Directors remain aware of the role information security has in the Company's broader risk management framework.

Reporting to Board of Directors

The CISO provides management, the Technology Committee and the Board of Directors with information regarding the Company's cybersecurity program and potential cybersecurity threats or incidents. In addition, the CISO is empowered to escalate material cybersecurity threats or incidents and strategic risk management decisions to the Board of Directors so that they can provide appropriate oversight and guidance on these critical cybersecurity issues within the context of the Company's overall strategic objectives and business operations. Management, the CDO, the CRO, and the Incident Management Team (the "IMT") are also required to report cybersecurity threats and incidents to the Technology Committee and/or the Board of Directors, as applicable.

Management's Role Managing Risk

The Company's Enterprise Risk Management Committee (the "ERM"), an interdepartmental, management-level committee, meets at least quarterly and is responsible for ensuring that the Company has appropriate policies and procedures in place to help identify, measure, monitor and control potentially significant business risks. In connection with these responsibilities, the ERM receives quarterly risk and control self-assessments and action plans for risk remediation, if required, to reduce residual risks. This includes information security action plans from the CISO, the CDO, and/or other key stakeholders. The incorporation of these reports into the ERM's meetings is intended to promote the inclusion of cybersecurity considerations in the risk management decision-making processes throughout the Company.

The Information Technology Steering Committee (the "IT Steering Committee") meets at least quarterly and is composed of sixteen members of management, including the CDO, the CRO and the CISO. The IT Steering Committee oversees information technology matters at the Company, including the implementation of all cybersecurity policies, standards, guidelines and procedures. The responsibilities of the IT Steering Committee include, among other things, updating the Company's information technology policies, reviewing the architecture of the Company's information system infrastructure and monitoring the progress of any significant hardware or software updates or installation. In addition, the IT Steering Committee provides quarterly reports to the Board of Directors regarding any information-technology-related matters that, in the opinion of the IT Steering Committee, should be brought to the attention of the Board of Directors of the Company.

The CISO plays an important role in the prevention, detection, mitigation, and remediation of cybersecurity incidents and in informing management, the Technology Committee and the Board of Directors on cybersecurity risks and issues. The CISO provides quarterly briefings to the Technology Committee on any significant information security issues, relevant cybersecurity metrics and the status of the Company's security-related strategic initiatives. The CISO also provides mid-year and annual reports to the full Board of Directors of the Company regarding the state of the Company's information security program. The annual reports encompass a broad range of topics, including:

- Confidentiality of nonpublic information and the integrity and security of the Company's information systems;

- Cybersecurity policies and procedures;

- Material cybersecurity risks;

- Effectiveness of our cybersecurity program; and

- Any material cybersecurity incidents.

In addition to these scheduled meetings, the Technology Committee, the CISO, the CDO, the CRO, and other members of management maintain ongoing dialogues with respect to emerging or potential cybersecurity threats. The Technology Committee also receives reports and updates from management regarding significant cybersecurity developments so that the Board of Directors can be promptly notified, as and when appropriate, of any threats or incidents as well as management's proposed responses.

Risk Management Personnel

The Company's CISO has extensive experience in the field of cybersecurity and is responsible for managing the Company's cybersecurity risks and ensuring that the Company's security posture is aligned with its business objectives. Our CISO's technical and business experience is helpful for developing and executing our cybersecurity strategies. The CISO helps to oversee the Company's information security policies and programs, perform risk and vulnerability assessments of the Company's information systems, and coordinate responses to cybersecurity incidents in conjunction with the CDO, the Company's Incident Response Team (the "IRT"), the IMT and management.

The Company's CDO has extensive experience in establishing and maintaining scalable and secure technology systems and is responsible for maintaining the Company's various digital platforms. Our CDO worked in various systems, information technology and digital managerial roles at a global financial and investment firm prior to joining the Company. Our CDO's technical and managerial experience is helpful for developing and executing our cybersecurity strategies. The CDO helps to oversee the Company's efforts to improve its system's capabilities, reliability, scalability and security.

The Company's CRO is responsible for identifying, controlling and mitigating risks that could impact the Company's operations. Our CRO's decades of experience managing the various risks faced by financial institutions is helpful for developing and executing our cybersecurity strategies in a manner that is aligned with the overall risk management framework of the Company.

If the Company is notified of a cybersecurity incident affecting the Company's information systems, either by an employee, our defensive infrastructure, a regular system audit or another mechanism, the IRT, led by the CDO, will perform the technical functions required to analyze and contain such an incident, including, but not limited to, technical triage, in-depth analysis, technical mitigation and any necessary recovery actions. The IMT will be activated by the CISO, the CRO or another member of the team to assist in the response and evaluate the cybersecurity threat and coordinate the business decisions necessary to limit the impact of the cybersecurity incident during and after the response. The IMT will also perform similar functions if we detect or are alerted to a cybersecurity threat or incident involving a third-party service provider.

The Company's Network and Cloud Administration is led by the CDO and is also responsible for managing security infrastructure and deploying, configuring, and managing various security solutions, tools and products to assist in safeguarding the Company's information system infrastructure and operations.

Monitor Cybersecurity Incidents

The Technology Committee established the Information Technology and Information Security Working Group (the "IT/IS Working Group"), which is comprised of the CDO, the Head of Information Technology Infrastructure, the CISO, the Information Security Officer, the Information Security Assurance Program Manager and certain other members of the Company's information technology engineering staff. The mission of the IT/IS Working Group is to foster the sharing of information among departments regarding existing and emerging threats and risks related to cybersecurity and related compliance issues in order to better integrate cybersecurity risk management and increase awareness of cybersecurity threats throughout the Company. This group meets on a weekly basis to discuss, among other things, vulnerability management, threat and risk analysis and the status of our continued enhancements to the Company's information security infrastructure that are intended to further manage and mitigate future risks.

The CISO implements and oversees policies and processes for the regular monitoring of our information systems. This includes the deployment of additional security measures, including defensive infrastructure, and regular system audits to identify potential vulnerabilities. If the CISO, the IRT and/or management believe a cybersecurity incident is potentially material, the CISO, the CRO or another member of the team can convene the IMT to further assist in the Company's remediation and response efforts. Following the remediation of the cybersecurity incident, the IRT and/or IMT will review the effectiveness and appropriateness of the Company's response in order to identify and implement potential enhancements to the Company's security infrastructure and the broader risk management framework.

Item 2. Properties

The Company's headquarters are located at 99 Park Avenue, New York, New York. The Company has six banking centers – four are in Manhattan, New York, one is in Brooklyn, New York and one is in Long Island, New York. As of December 31, 2023, each of the Company's offices and banking centers are leased, except for its Brooklyn banking center located at 5102 13th Avenue, Brooklyn, which the Company owns.

We also lease a property in Florida that is utilized as a loan production office and a property in New Jersey that is utilized as an administrative office. In addition, we lease a property in Kentucky that is utilized as office space for GPG. All the leases on these properties expire at various dates through 2035.

The Company believes that current facilities at its offices and branches are adequate to meet its present and foreseeable needs.

Item 3. Legal Proceedings

There have been and continue to be ongoing investigations by governmental entities concerning a prepaid debit card product program that was offered by GPG. These include investigations involving the Company and the Bank by the Board of Governors of the FRB and certain state authorities, including the NYSDFS. During the early stages of the COVID-19 pandemic, third parties used this prepaid debit card product to establish unauthorized accounts and to receive unauthorized government benefits payments, including unemployment insurance benefits payments made pursuant to the Coronavirus Aid, Relief, and Economic Security Act from many states. The Company ceased accepting new accounts from this program manager in July 2020 and exited its relationship with this program manager in August 2020. The Company has cooperated and continues to cooperate in these investigations and continues to review this matter.

As previously disclosed, the Bank entered into (i) an Order to Cease and Desist and Order of Assessment of a Civil Money Penalty Issued Upon Consent with the FRB (the "FRB Consent Order"), effective October 16, 2023, and (ii) a Consent Order with the NYSDFS (the "NYSDFS Consent Order"), effective October 18, 2023. The FRB Consent Order and NYSDFS Consent Order constitute separate consensual resolutions with each of the FRB and the NYSDFS with respect to their investigations, each of which is now closed as a result of such order.

The FRB Consent Order provided for a civil money penalty of $14.5 million and requires the Bank's Board of Directors to submit a plan to further strengthen board oversight of the management and operations of GPG and the Bank to develop, among other things, a written plan to enhance the Bank's customer identification program, a plan to improve the Bank's customer due diligence program and a plan to enhance the Bank's third party risk management program. The NYSDFS Consent Order provided for a civil money penalty of $15.0 million and requires the Bank to provide certain information regarding the Bank's program to supervise third-party program managers and various status reports regarding certain compliance-related matters in connection with the Bank's oversight of third-party program managers of the Bank's prepaid debit card program.

The Company reserved the foregoing amounts payable to the FRB and NYSDFS through a regulatory settlement reserve recorded in 2022 and 2023. Additional enforcement or other actions arising out of the prepaid debit card program in question, along with any other matters arising out of the foregoing program, could have a materially adverse effect on the Company and the Bank's assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations. Since 2020, the Bank has been actively working to enhance its processes and procedures so as to more effectively and efficiently address the concerns that arose.

In addition to the matters described above, the Company is subject to various other pending and threatened legal actions relating to the conduct of its business activities, as well as inquiries and investigations from regulators, including but not limited to, the FRB and the NYSDFS. In the opinion of management, as of December 31, 2023, the ultimate aggregate liability, if any, arising out of any such other pending or threatened matters will not be material to the Company's financial condition, results of operations, and liquidity.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's shares of common stock are traded on the New York Stock Exchange under the symbol "MCB". The approximate number of holders of record of the Company's common stock as of February 26, 2024 was 77. The Company's common stock began trading on the New York Stock Exchange on November 8, 2017. The Company has not declared any dividends to date.

The Company has not historically declared or paid cash dividends on its common stock. Any future determination to pay dividends on the Company's common stock will be made by its Board of Directors and will depend on a number of factors, including:

- historical and projected financial condition, liquidity and results of operations;

- the Company's capital levels and requirements;

- statutory and regulatory prohibitions and other limitations;

- any contractual restriction on the Company's ability to pay cash dividends, including pursuant to the terms of any of its credit agreements or other borrowing arrangements;

- business strategy;

- tax considerations;

- alternative use of funds, such as for any potential acquisitions;

- general economic conditions; and

- other factors deemed relevant by the Board of Directors.

There were no sales of unregistered securities or repurchases of shares of common stock during the year ended December 31, 2023.

Performance Graph

The following graph compares, for the period from December 31, 2018 through December 31, 2023, the cumulative shareholder return (change in the stock price plus reinvested dividends) for the common stock of the Company with the cumulative return for the (i) Standard and Poor's 500 ("S&P 500") Index and (ii) KBW Bank Index. The performance reflected below assumes that $100 was invested in our common stock and each of the indices at their closing prices on December 31, 2018. The performance of our common stock reflected below is not necessarily indicative of our future performance.



	Cumulative Returns as of December 31,					
	2018	2019	2020	2021	2022	2023
Metropolitan Commercial Bank ("MCB")	$100	$156	$118	$345	$190	$180
S&P 500 Index	$100	$131	$156	$200	$164	$207
KBW Regional Bank Index ("KRX")	$100	$124	$113	$155	$144	$143

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

The Company is a bank holding company headquartered in New York, New York and registered under the BHC Act. Through its wholly owned bank subsidiary, Metropolitan Commercial Bank, a New York state chartered bank, the Company provides a broad range of business, commercial and retail banking products and services to small businesses, middle-market enterprises, public entities and affluent individuals in the New York metropolitan area. In addition, through GPG the Company provides services to non-bank financial service companies by serving as an issuing bank for third-party debit card programs, while also providing such companies with other financial infrastructure components, including cash settlement and custodian deposit services. For an analysis of 2022 results compared with 2021 results, see Part II, Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the annual report on Form 10-K for the year ended December 31, 2022 filed with the SEC.

The Company's primary lending products are CRE, including multi-family loans, and C&I loans. Substantially all loans are secured by specific items of collateral including business and consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flows from operations of commercial enterprises. The Company's primary deposit products are checking, savings, and term deposit accounts, all of which are insured by the FDIC under the maximum amounts allowed by law. In addition to traditional commercial banking products, the Company offers corporate cash management and retail banking services and through GPG provides services to non-bank financial service companies by serving as an issuing bank for third-party debit card programs, while also providing such companies with other financial infrastructure components, including cash settlement and custodian deposit services. The Company has developed various deposit gathering strategies, which generate the funding necessary to operate without a large branch network. These activities, together with six strategically located banking centers, generate a stable source of deposits and a diverse loan portfolio with attractive risk-adjusted yields.

The Company is focused on organically growing and expanding its position in the New York metropolitan area and growing its business outside of New York through growth of its New York-based customers and their businesses as they expand in other states. Through an experienced team of commercial relationship managers and its integrated, client-centric approach, the Company has grown market share by deepening existing client relationships and continually expanding its client base through referrals and the ability to offer alternatives to traditional retail banking products. The Company has converted many of its commercial lending clients into full retail relationship banking clients. Given the size of the market in which the Company operates and its differentiated approach to client service, there is significant opportunity to grow its loans and deposits. By combining high-tech service with the relationship-based focus of a community bank with an extensive suite of financial products and services, the Company is well-positioned to continue to capitalize on the significant growth opportunities available in the New York metropolitan area.

Recent Events

There have been and continue to be ongoing investigations by governmental entities concerning a prepaid debit card product program that was offered by GPG. The Bank entered into (i) an Order to Cease and Desist and Order of Assessment of a Civil Money Penalty Issued Upon Consent with the FRB (the "FRB Consent Order"), effective October 16, 2023, and (ii) a Consent Order with the NYSDFS (the "NYSDFS Consent Order"), effective October 18, 2023. The FRB Consent Order and NYSDFS Consent Order constitute separate consensual resolutions with each of the FRB and the NYSDFS with respect to their investigations, each of which is now closed as a result of such order.

The FRB Consent Order provided for a civil money penalty of $14.5 million and requires the Bank's Board of Directors to submit a plan to further strengthen board oversight of the management and operations of GPG and the Bank to develop, among other things, a written plan to enhance the Bank's customer identification program, a plan to improve the Bank's customer due diligence program and a plan to enhance the Bank's third party risk management program. The NYSDFS Consent Order provided for a civil money penalty of $15.0 million and requires the Bank to provide certain information regarding the Bank's program to supervise third-party program managers and various status reports regarding certain compliance-related matters in connection with the Bank's oversight of third-party program managers of the Bank's prepaid debit card program. The Company fully reserved the foregoing amounts payable to the FRB and NYSDFS through a regulatory settlement reserve in 2022 and 2023. For further discussion see Part I, Item 3., "Legal Proceedings."

In 2023, the Company announced and completed its full exit from the digital currency business, commonly referred to as the crypto-asset related business. This decision followed a careful review by the Board of Directors and management and reflected recent developments in the crypto-asset industry, material changes in the regulatory environment regarding banks' involvement in digital currency business, and a strategic assessment of the business case for the Company's further involvement at this time. Aside from related low cost deposit outflows, there was minimal financial impact from the exit of this business. The Company had four active institutional crypto-asset related clients where the Company's activities were limited to providing debit card, payment, and account services. The Company had no loans outstanding to any of these clients, did not hold crypto-assets on its balance sheet and did not market or sell crypto-assets to its customers.

In early 2024, following its decision to exit all consumer facing BaaS relationships, the Company decided to exit all BaaS relationships. The decision to terminate these financial service partnerships will reduce the Company's exposure to the heightened, and evolving, regulatory standards related to these activities. This decision was supported by a careful review by the Board of Directors and management and reflected recent developments in the payments and non-bank financial service industry, regulations applicable to this business line of the Company, and a strategic assessment of the business case for the Company's further involvement at this time. The process of closing out the Company's relationships with BaaS clients in an orderly fashion has commenced and is expected to be completed during 2024. The Company expects minimal financial impact from the exit of this business.

Critical Accounting Policies

A summary of accounting policies is provided in Note 2 to the consolidated financial statements included in this report. Critical accounting estimates are necessary in the application of certain accounting policies and procedures and are particularly susceptible to significant change. Critical accounting policies are defined as those involving significant judgments and assumptions by management that could have a material impact on the carrying value of certain assets or on income under different assumptions or conditions. Management believes the Company's most critical accounting policy, which involves the most complex or subjective decisions or assessments, is as follows:

Allowance for Credit Losses – Loans and Loan Commitments

The Company adopted ASC 326 effective January 1, 2023, which requires the measurement of all expected credit losses for financial assets held at the reporting date be based on historical experience, current conditions, and reasonable and supportable forecasts. The ACL has been determined in accordance with GAAP. The Company is responsible for the timely and periodic determination of the amount of the ACL. Management believes that the ACL for loans and loan commitments is adequate to cover expected credit losses over the life of the loan portfolio. Although management evaluates available information to determine the adequacy of the ACL, the level of allowance is an estimate which is subject to significant judgment and short-term change. Because of uncertainties associated with local and national economic forecasts, the operating and regulatory environment, collateral values and future cash flows from the loan portfolio, it is possible that a material change could occur in the ACL. The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, the Company may ultimately incur losses that vary from management's current estimates. Adjustments to the ACL will be reported in the period in which such adjustments become known and can be reasonably estimated. All loan losses are charged to the ACL when the loss actually occurs or when the collectability of principal is deemed to be unlikely. Recoveries are credited to the allowance at the time of recovery. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's ACL. As a result of such examinations, the Company may need to recognize additions to the ACL based on the regulators' judgments.

In estimating the ACL, the Company relies on models and economic forecasts developed by external parties as the primary driver of the ACL. These models and forecasts are based on nationwide data sets. Economic forecasts can change significantly over an economic cycle and have a significant level of uncertainty associated with them. The performance of the models is dependent on the variables used in the models being reasonable predictors for the loan portfolio's performance. However, these variables may not capture all sources of risk within the portfolio. As a result, the Company reviews the results and makes qualitative adjustments to the models to capture potential limitations of the models as necessary. Such qualitative factors may include adjustments to better capture the imprecision associated with the economic forecasts, and the ability of the models to capture emerging risks within the portfolio that may not be represented in the data. These judgments are evaluated through the Company's review process and revised on a quarterly basis to account for changes in forecasts, facts and circumstances.

One of the more significant judgments involved in estimating the Company's ACL relates to the macroeconomic forecasts used to estimate credit losses and the relative weightings applied to them. To illustrate the impact of changes in these forecasts to the Company's ACL, the Company performed a hypothetical sensitivity analysis that decreased the weight on the baseline scenario by 33% and equally allocated the difference to increase the weights on the more optimistic and adverse scenarios. All else equal, the impact of this hypothetical forecast would result in a net increase of approximately

$5.8 million, or 10.0%, in the Company's total ACL for loans and loan commitments as of December 31, 2023. This hypothetical analysis is intended to illustrate the impact of adverse changes in the macroeconomic environment at a point in time and is not intended to reflect the full nature and extent of potential future change in the ACL. It is difficult to estimate how potential changes in any one of the quantitative inputs or qualitative factors might affect the overall ACL and the Company's current assessments may not reflect the potential future impact of changes to those inputs or factors. For further discussion of the ACL, see Part I, Item 1., "Business—Asset Quality—*Allowance for Credit Losses—Loans and Loan Commitments.*"

Recently Issued Accounting Standards

For a discussion of the impact of recently issued accounting standards, please see "NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS" to the Company's consolidated financial statements in this Form 10-K.

Selected Financial Information

The following table includes selected financial information for the Company for the periods indicated:

	At or for the year ended December 31,		
	2023	2022	2021
Performance Ratios			
Return on average assets	1.19 %	0.90 %	1.06 %
Return on average equity	12.44	10.27	14.65
Net interest spread [1]	1.85	2.82	2.41
Net interest margin [2]	3.49	3.49	2.77
Average interest-earning assets to average interest-bearing liabilities	168.64	238.26	224.81
Non-interest expense/average assets	2.02	2.25	1.53
Efficiency ratio	52.46	58.16	48.32
Average equity to average total assets	9.54	8.74	7.22
Earnings per Share			
Basic earnings per common share	$ 6.95	$ 5.42	$ 6.64
Diluted earnings per common share	6.91	5.29	6.45

(1) Determined by subtracting the weighted average cost of total interest-bearing liabilities from the weighted average yield on total interest-earning assets.

(2) Determined by dividing net interest income by total average interest-earning assets.

Discussion of Financial Condition

The Company had total assets of $7.1 billion at December 31, 2023, an increase of 12.8% from December 31, 2022.

Total cash and cash equivalents were $269.5 million at December 31, 2023, an increase of $12.0 million, or 4.7%, from December 31, 2022. The increase was due primarily to the $459.4 million increase in deposits and the $331.4 million of net cash provided by operations and wholesale funding, partially offset by the $789.7 million net deployment into loans.

Investments

Total securities were $932.2 million at December 31, 2023, a decrease of 2.7% from December 31, 2022. The change reflects the $108.3 million in paydowns and maturities of AFS and HTM securities, partially offset by the $71.4 million purchase of AFS and HTM securities and the $11.1 million increase in unrealized losses on AFS securities reflecting the changes in the prevailing interest rate environment.

The following table sets forth the stated maturities and weighted average yields of investment securities, excluding equity securities, at December 31, 2023. The table does not include the effect of prepayments or scheduled principal amortization. The weighted average yield for each group of securities was weighted by the amortized cost of the securities in the group. Tax-exempt securities, if any, were presented on a tax-equivalent basis, using a federal tax rate of 21%.

(dollars in thousands)	Due Within 1 Year Amortized Cost	Yield	Due After 1 Through 5 Years Amortized Cost	Yield	Due After 5 Through 10 Years Amortized Cost	Yield	Due After 10 Years Amortized Cost	Yield	Total Amortized Cost	Fair Value	Yield
Available-for-sale											
U.S. Government agency securities	$ —	— %	$ 62,997	0.71 %	$ —	— %	$ 5,000	1.68 %	$ 67,997	$ 61,775	0.78 %
U.S. State and Municipal securities	—	—	—	—	—	—	11,496	1.75	11,496	9,699	1.75
Residential MBS	—	—	2,825	1.85	4,378	0.82	412,128	1.67	419,331	351,920	1.66
Commercial MBS	—	—	—	—	17,785	3.50	19,094	2.76	36,879	34,584	3.12
Asset-backed securities	—	—	—	—	—	—	3,287	6.17	3,287	3,229	6.17
Total	$ —	— %	$ 65,822	0.76 %	$ 22,163	2.97 %	$ 451,005	1.75 %	$ 538,990	$ 461,207	1.68 %
Held-to-maturity											
U.S. Treasury securities	$ —	— %	$ 29,895	1.03 %	$ —	— %	$ —	— %	$ 29,895	$ 28,483	1.03 %
U.S. State and Municipal securities	—	—	—	—	—	—	15,569	2.00	15,569	13,995	2.00
Residential MBS	—	—	—	—	1,112	1.93	414,194	1.94	415,306	354,750	1.94
Commercial MBS	—	—	8,090	1.39	—	—	—	—	8,090	7,024	1.39
Total	$ —	— %	$ 37,985	1.10 %	$ 1,112	1.93 %	$ 429,763	1.95 %	$ 468,860	$ 404,252	1.88 %

There were $845.7 million and $25.0 million of securities pledged to support wholesale funding, and to a lesser extent certain other types of deposits, at December 31, 2023 and 2022, respectively.

At December 31, 2023 and 2022, the Company's securities portfolio primarily consisted of investment grade mortgage- backed securities and collateralized mortgage obligations issued by government agencies.

Allowance for Credit Losses – Securities

Effective January 1, 2023, the Company estimates and recognizes an ACL for HTM debt securities pursuant to ASC 326. The Company has a zero loss expectation for nearly all of its HTM securities portfolio, and has no ACL related to these securities. For the small portion of the HTM securities portfolio that does not have a zero loss expectation, the ACL is based on each security's amortized cost, excluding interest receivable, and represents the portion of the amortized cost that the Company does not expect to collect over the life of the security. The ACL is determined using average industry credit ratings and related historical loss experience, and is initially recognized upon acquisition of the securities, and subsequently remeasured on a recurring basis. Obligations of U.S. State and Municipal securities were rated investment grade at December 31, 2023 and the associated ACL was immaterial.

Effective January 1, 2023, pursuant to ASC 326, the Company evaluates AFS debt securities that experienced a decline in fair value below amortized cost for credit impairment. In performing an assessment of whether any decline in fair value is due to a credit loss, the Company considers the extent to which the fair value is less than the amortized cost, changes in credit ratings, any adverse economic conditions, as well as all relevant information at the individual security level, such as credit deterioration of the issuer, explicit or implicit guarantees by the federal government or the collateral underlying the security. If it is determined that the decline in fair value was due to credit, an ACL is recorded, limited to the amount the fair value is less than the amortized cost basis. The non-credit related decrease in the fair value, such as a decline due to changes in market interest rates, is recorded in other comprehensive income, net of tax. The Company recognizes a credit impairment if the Company has the intent to sell the security, or it is more likely than not that the Bank will be required to sell the security before recovery of its amortized cost. The unrealized losses on AFS securities are primarily due to the changes in market interest rates subsequent to purchase. In addition, the Company does not intend, nor would it be required to sell, these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result, no ACL was recognized during the year ended December 31, 2023.

Loans

Loans are the Company's primary interest-earning asset.

Loan Portfolio

Total loans, net of deferred fees and unamortized costs, were $5.6 billion at December 31, 2023, an increase of 16.2% from December 31, 2022. The increase was due primarily to an increase of $657.0 million in CRE loans (including owner occupied) and $142.8 million in C&I loans. For the year ended December 31, 2023, the Company's loan production was $1.4 billion, as compared to $1.8 billion for the year ended December 31, 2022. As of December 31, 2023, total loans consisted primarily of CRE, including multi-family mortgage loans, and C&I. At December 31, 2023, 80.5% of the CRE and C&I loan portfolio was concentrated in the New York metropolitan area, mainly New York City, and Florida. At December 31, 2023, the Company's loan portfolio includes loans to the following industries (dollars in thousands):

	At December 31, 2023	
	Balance	% of Total Loans
CRE [1]		
Skilled Nursing Facilities	$ 1,505,529	26.7 %
Multi-family	467,536	8.3
Office	379,412	6.7
Mixed use	367,479	6.5
Hospitality	360,801	6.4
Retail	303,234	5.4
Land	244,467	4.3
Warehouse / industrial	169,384	3.0
Construction	153,512	2.7
Other	527,405	9.3
Total CRE	$ 4,478,759	79.4 %
C&I		
Finance & Insurance	$ 260,385	4.6 %
Skilled Nursing Facilities	206,030	3.7
Individuals	137,237	2.4
Healthcare	127,560	2.3
Services	77,221	1.4
Wholesale	55,690	1.0
Manufacturing	45,238	0.8
Other	142,102	2.5
Total C&I	$ 1,051,463	18.6 %

(1)   CRE, not including one-to four-family loans.

The largest concentration in the loan portfolio is to the healthcare industry, which amounted to $1.8 billion, or 32.7% of total loans, at December 31, 2023, including $1.7 billion in loans to skilled nursing facilities.

The following table sets forth certain information at December 31, 2023 regarding the amount of contractual loan maturities during the periods indicated. The table does not include any estimate of prepayments that may cause actual repayment experience to differ from that shown below (in thousands).

	Commercial Real Estate	Construction	Multi-family	One-to Four-Family	Commercial and Industrial	Consumer Loans	Total
Due within 1 year	$ 1,134,842	$ 94,766	$ 166,800	$ —	$ 259,059	$ 164	$ 1,655,631
After 1 year through 5 years	2,463,370	58,746	247,802	46,651	740,647	1,505	3,558,721
After 5 years though 15 years . . .	259,499	—	52,934	45,491	51,757	15,182	424,863
After 15 years.	—	—	—	2,562	—	235	2,797
Total	$ 3,857,711	$ 153,512	$ 467,536	$ 94,704	$ 1,051,463	$ 17,086	$ 5,642,012

The following table sets forth the dollar amount of loans at December 31, 2023 that are due after one year and have either fixed interest rates or floating interest rates (dollars in thousands):

	At December 31, 2023		
	Fixed Rate Loans	Floating Rate Loans	Total
Real Estate			
Commercial	$ 2,432,866	$ 290,003	$ 2,722,869
Construction	40,129	18,617	58,746
Multi-family	297,929	2,807	300,736
One-to four-family	91,516	3,188	94,704
Commercial and industrial	481,147	311,257	792,404
Consumer	6,388	10,534	16,922
Total	$ 3,349,975	$ 636,406	$ 3,986,381

Asset Quality

Non-performing loans increased to $51.9 million at December 31, 2023 from $24,000 at December 31, 2022, primarily due to one CRE loan that is fully secured, three multi-family loans with an aggregate ACL of $5.0 million, and two C&I loans where payment is expected in full for both loans. The table below sets forth key asset quality ratios (dollars in thousands):

	At or for the year ended December 31,		
	2023	2022	2021
Asset Quality Ratios			
Non-performing loans	$ 51,897	$ 24	$ 10,286
Non-performing loans to total loans	0.92 %	— %	0.28 %
Allowance for credit losses to total loans	1.03 %	0.93 %	0.93 %
Non-performing loans to total assets.	0.73 %	— %	0.14 %
Allowance for credit losses to non-performing loans.	111.7 %	N.M. %	337.6 %
Ratio of net charge-offs (recoveries) to average loans outstanding in aggregate	0.02 %	— %	0.13 %

N.M. — not meaningful

Allowance for Credit Losses – Loans and Loan Commitments

The Company adopted ASC 326 effective January 1, 2023, which requires the measurement of all expected credit losses for financial assets held at the reporting date be based on historical experience, current conditions, and reasonable and supportable forecasts. Upon adoption, the Company recorded a cumulative effect adjustment that increased the allowance for credit losses for loans and loan commitments by $3.0 million, increased deferred tax assets by $777,000 and decreased retained earnings by $2.1 million, net of tax.

The ACL for loans is measured on the loan's amortized cost basis, excluding interest receivable, and is initially recognized upon origination or purchase of the loans and subsequently remeasured on a recurring basis. The ACL is recognized as a contra-asset, and credit loss expense is recorded as a provision for credit losses in the consolidated statements of operation. Loan losses are charged-off against the ACL when management believes the loan is uncollectible. Subsequent recoveries, if any, are credited to the ACL. Loans are normally placed on nonaccrual status if it is probable that the Company will be unable to collect the full payment of principal and interest when due according to the contractual terms of the loan agreement or the loan is past due for a period of 90 days or more, unless the obligation is well-secured and is in the process of collection. The Company does not recognize an ACL on accrued interest receivables, consistent with its policy to reverse interest income when interest is 90 days or more past due.

The ACL for loans was $58.0 million at December 31, 2023, as compared to $44.9 million at December 31, 2022. The ratio of ACL to total loans was 1.03% at December 31, 2023 compared to 0.93% at December 31, 2022. The increase in the ACL was primarily due to loan growth, a $4.8 million provision for credit losses on a single multi-family loan and the adoption of ASC 326.

The following table sets forth the ACL allocated by loan category for the periods indicated (dollars in thousands):

| | At December 31, | | | | | |
| | 2023 | | | 2022 | | |
	Allowance Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Allowance Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
Real Estate						
Commercial.........................	$ 35,635	61.6 %	68.4 %	29,496	65.8 %	67.0 %
Construction	1,765	3.0	2.7	1,983	4.4	3.0
Multi-family	8,215	14.2	8.3	2,823	6.3	9.7
One-to four-family	663	1.1	1.7	105	0.2	1.1
Commercial and industrial	11,207	19.3	18.6	10,274	22.9	18.7
Consumer...........................	480	0.8	0.3	195	0.4	0.5
Total............................	$ 57,965	100.0 %	100.0 %	$ 44,876	100.0 %	100.0 %

The Company also records an ACL on unfunded loan commitments, which is based on the same assumptions as funded loans and also considers the probability of funding. The ACL is recognized as a liability, and credit loss expense is recorded as a provision for unfunded loan commitments within the provision for credit losses in the consolidated statements of operation. Upon funding of the loan, any related ACL previously recorded on the unfunded amount is reversed and an ACL is subsequently recognized on the outstanding loan. The ACL for loan commitments was $1.2 million at December 31, 2023, as compared to $180,000 at December 31, 2022.

Goodwill

The Company performed an impairment assessment and determined that no impairment of goodwill existed as of October 1, 2023.

Other Assets and Other Liabilities

Other assets were $172.6 million at December 31, 2023, an increase of $24.2 million from December 31, 2022. The increase was due primarily to increases in income tax receivables and accrued interest receivables. Other liabilities were $94.0 million at December 31, 2023, a decrease of $30.6 million from December 31, 2022. The decrease was due primarily to a decrease in accrued expenses related to the regulatory settlement reserve recorded in 2022.

Deposits

Total deposits were $5.7 billion at December 31, 2023, an increase of $459.4 million, or 8.7%, from December 31, 2022. The increase in deposits from December 31, 2022, was due primarily to an increase of $749.2 million in retail deposits and $229.1 million in EB-5 Program, Title and Escrow and Charter School deposits, partially offset by the $491.0 million decrease in crypto-related deposits. Non-interest-bearing demand deposits were 32.0% of total deposits at December 31, 2023, compared to 45.9% at December 31, 2022. The decreases in crypto-related deposits and the percentage of non-interest-bearing demand deposits to total deposits reflects the Company's full exit from the digital currency business in 2023.

The tables below summarize the Company's deposit composition by segment for the periods indicated, and the dollar and percent change from December 31, 2022 to December 31, 2023 (dollars in thousands):

	At December 31,			
	2023	Percentage of total balance	2022	Percentage of total balance
Non-interest-bearing demand deposits	$ 1,837,874	32.0 %	$ 2,422,151	45.9 %
Money market	3,856,975	67.3	2,792,554	52.9
Savings accounts	7,043	0.1	11,144	0.2
Time deposits	35,400	0.6	52,063	1.0
Total	$ 5,737,292	100.0 %	$ 5,277,912	100.0 %

	2023 vs. 2022 dollar Change	2023 vs. 2022 percentage Change
Non-interest-bearing demand deposits	$ (584,277)	(24.1)%
Money market	1,064,421	38.1
Savings accounts	(4,101)	(36.8)
Time deposits	(16,663)	(32.0)
Total	$ 459,380	8.7 %

The table below summarizes the Company's average balances and average interest rate paid, by segment, for the periods indicated (dollars in thousands):

	At December 31,			
	2023	Average Rate	2022	Average Rate
Non-interest-bearing demand deposits	$ 1,960,469	— %	$ 3,223,606	— %
Money market	3,289,641	3.86	2,634,055	1.08
Savings accounts	9,786	0.96	18,446	0.21
Time deposits	42,926	2.76	59,645	0.99
Total	$ 5,302,822		$ 5,935,752	

At December 31, 2023, the aggregate amount of FDIC uninsured deposits (deposits in amounts greater than $250,000, which is the maximum amount for federal deposit insurance) was $1.6 billion. In addition, as of December 31, 2023, the aggregate amount of the Company's uninsured time deposits was $21.2 million. The following are scheduled maturities of time deposits greater than $250,000 as of December 31, 2023 (in thousands):

	At December 31, 2023
Three months or less	$ 8,710
Over three months through six months	6,000
Over six months through one year	6,089
Over one year	429
Total	$ 21,228

Borrowings

Federal Funds Purchased and FHLB Advances

To support a more efficient balance sheet, particularly related to the decrease in deposits related to the exit from the digital currency business, the Company may at times utilize wholesale funding, which at December 31, 2023, was comprised of $99.0 million of Federal funds purchased and $440.0 million of FHLBNY advances. At December 31, 2022, the Company had $150.0 million of Federal funds purchased and $100.0 million of FHLBNY advances. The Company had $2.8 billion and $1.9 billion of available secured wholesale funding capacity at December 31, 2023 and 2022, respectively.

Trust Preferred Securities Payable

The overnight and 1-, 3-, 6- and 12-month USD LIBOR settings ceased to be published on June 30, 2023. The required transition has been implemented successfully and the trust preferred securities have transitioned to SOFR.

On December 7, 2005, the Company established MetBank Capital Trust I, a Delaware statutory trust ("Trust I"). The Company owns all of the common stock of Trust I in exchange for contributed capital of $310,000. Trust I issued $10.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust I's common capital securities, in the Company through the purchase of $10.3 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures") issued by the Company. The Debentures, the sole assets of Trust I, mature on December 9, 2035 and bear interest at a floating rate of three-month SOFR plus 1.85%. The Debentures are callable at any time. At December 31, 2023, the Debentures bore an interest rate of 7.51%.

On July 14, 2006, the Company established MetBank Capital Trust II, a Delaware statutory trust ("Trust II"). The Company owns all of the common stock of Trust II in exchange for contributed capital of $310,000. Trust II issued $10.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust II's common capital securities, in the Company through the purchase of $10.3 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures II") issued by the Company. The Debentures II, the sole assets of Trust II, mature on October 7, 2036, and bear interest at a floating rate of three-month SOFR plus 2.00%. The Debentures II are callable at any time. At December 31, 2023, the Debentures II bore an interest rate of 7.66%.

Secured Borrowings

The Company has loan participation agreements with counterparties. The Company is generally the servicer for these loans. If the transfer of the participation interest does not qualify for sale treatment under GAAP, the amount of the loan transferred is recorded as a secured borrowing. There were $7.6 million and $7.7 million in secured borrowings as of December 31, 2023 and 2022, respectively.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, net of tax, was $52.9 million, at December 31, 2023, a decrease of $1.4 million from December 31, 2022. The decrease was due to decreases in unrealized losses on AFS securities due to changes in prevailing market interest rates, partially offset by unrealized losses and reclassification adjustments to net income on cash flow hedges.

Discussion of the Results of Operations for the year ended December 31, 2023

Net Income

Net income was $77.3 million for 2023 an increase of $17.8 million as compared to $59.4 million for 2022. This increase primarily reflects the effect of a $35.0 million regulatory settlement reserve recorded in 2022, partially offset by a $6.3 decrease in net interest income due to the higher cost of funds and the shift from non-interest bearing deposits to interest bearing funding related to the final exit from the digital currency business in 2023, a $9.7 million increase in compensation and benefits, and a $4.5 million increase in FDIC Assessments.

Net Interest Income and Net Interest Margin

Net interest income is the difference between interest earned on assets and interest incurred on liabilities. The following table presents an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities. The table presents the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Yields and costs were derived by dividing income or expense by the average balance of interest-earning assets and interest-bearing liabilities, respectively, for the periods shown. Average balances were derived from daily balances over the periods indicated. Interest income included fees that management considers to be adjustments to yields. Yields on tax-exempt obligations were not computed on a tax-equivalent basis. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred loan origination fees and costs, and purchase discounts and premiums that are amortized or accreted to interest income.

(dollars in thousands)	December 31, 2023 Average Balance	Interest	Yield / Rate	December 31, 2022 Average Balance	Interest	Yield / Rate	December 31, 2021 Average Balance	Interest	Yield / Rate
Assets:									
Interest-earning assets:									
Loans [1]	$ 5,147,653	$ 345,039	6.70 %	$ 4,361,412	$ 231,851	5.32 %	$ 3,448,468	$ 164,528	4.77 %
Available-for-sale securities	527,873	8,865	1.68	538,425	6,921	1.29	489,922	5,066	1.03
Held-to-maturity securities	499,379	9,608	1.92	495,812	8,682	1.75	50,110	746	1.49
Equity investments - non-trading	2,381	52	2.17	2,339	32	1.37	2,312	26	1.13
Overnight deposits	176,813	9,319	5.20	1,156,468	12,314	1.05	1,669,754	2,310	0.14
Other interest-earning assets	33,061	2,522	7.63	16,700	939	5.62	11,897	608	5.11
Total interest-earning assets	6,387,160	375,405	5.88	6,571,156	260,739	3.97	5,672,463	173,284	3.05
Non-interest-earning assets	169,377			90,495			89,002		
Allowance for credit losses	(49,923)			(40,020)			(37,235)		
Total assets	$ 6,506,614			$ 6,621,631			$ 5,724,230		
Liabilities and Stockholders' Equity:									
Interest-bearing liabilities:									
Money market and savings accounts	$ 3,299,427	127,494	3.86	$ 2,652,502	28,694	1.08	$ 2,394,616	13,392	0.56
Certificates of deposit	42,926	1,183	2.76	59,645	590	0.99	83,313	849	1.02
Total interest-bearing deposits	3,342,353	128,677	3.85	2,712,147	29,284	1.08	2,477,929	14,241	0.57
Borrowed funds	445,061	23,892	5.37	45,878	2,297	5.00	45,303	2,042	4.51
Total interest-bearing liabilities	3,787,414	152,569	4.03	2,758,025	31,581	1.15	2,523,232	16,283	0.65
Non-interest-bearing liabilities:									
Non-interest-bearing deposits	1,960,469			3,223,606			2,708,547		
Other non-interest-bearing liabilities	137,725			61,213			79,239		
Total liabilities	5,885,608			6,042,844			5,311,018		
Stockholders' equity	621,006			578,787			413,212		
Total liabilities and equity	$ 6,506,614			$ 6,621,631			$ 5,724,230		
Net interest income		$ 222,836			$ 229,158			$ 157,001	
Net interest rate spread [2]			1.85 %			2.82 %			2.41 %
Net interest margin [3]			3.49 %			3.49 %			2.77 %
Total cost of deposits [4]			2.43 %			0.49 %			0.27 %
Total cost of funds [5]			2.65 %			0.53 %			0.31 %

(1) Amount includes deferred loan fees and non-performing loans.
(2) Determined by subtracting the annualized average cost of total interest-bearing liabilities from the annualized average yield on total interest earning assets.
(3) Determined by dividing net interest income by total average interest-earning assets.
(4) Determined by dividing interest expense on deposits by total average interest-bearing and non-interest bearing deposits.
(5) Determined by dividing interest expense by the sum of total average interest-bearing liabilities and total average non-interest-bearing deposits.

The following table presents the effects of changing rates and volumes on net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume (in thousands).

	At December 31,					
	2023 over 2022			2022 over 2021		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest-earning assets:						
Loans	$ 46,252	$ 66,936	$ 113,188	$ 47,033	$ 20,290	$ 67,323
Available-for-sale securities	(138)	2,082	1,944	537	1,318	1,855
Held-to-maturity securities	62	864	926	7,781	155	7,936
Equity investments	1	19	20	—	6	6
Overnight deposits	(17,471)	14,476	(2,995)	(911)	10,915	10,004
Other interest-earning assets	1,160	423	1,583	265	66	331
Total interest-earning assets	$ 29,866	$ 84,800	$ 114,666	$ 54,705	$ 32,750	$ 87,455
Interest-bearing liabilities:						
Money market and savings accounts	$ 8,557	$ 90,243	$ 98,800	$ 1,581	$ 13,721	$ 15,302
Certificates of deposit	(205)	798	593	(235)	(24)	(259)
Total deposits	8,352	91,041	99,393	1,346	13,697	15,043
Borrowed funds	21,416	179	21,595	27	228	255
Total interest-bearing liabilities	29,768	91,220	120,988	1,373	13,925	15,298
Change in net interest income	$ 98	$ (6,420)	$ (6,322)	$ 53,332	$ 18,825	$ 72,157

Net interest margin was consistent at 3.49% for the years 2023 and 2022.

Total cost of funds for 2023 was 265 basis points compared to 53 basis points for 2022, which reflects the increase in prevailing interest rates and the shift from non-interest bearing deposits to interest bearing funding primarily related to the final exit from the digital currency business in 2023.

Interest Income

Interest income increased by $114.7 million to $375.4 million for 2023, as compared to $260.7 million for 2022. The increase from the prior year was due primarily to the $786.2 million increase in the average balance of loans, and the 138 basis point increase in average yield for loans. The increase in average yields on loans reflects the increase in prevailing interest rates on existing floating rate loans, as well as higher yields on new loan production.

Interest Expense

Interest expense increased by $121.0 million to $152.6 million for 2023, as compared to $31.6 million for 2022. The increase from the prior year was due primarily to the 212 basis point increase in total cost of funds and the shift from non- interest bearing deposits to interest bearing funding primarily related to the exit from the digital currency business in 2023.

Provision for Credit Losses – Loans and Loan Commitments

The provision for credit losses for loans and loan commitments increased by $2.2 million to $12.3 million for 2023, as compared to $10.1 million for 2022. The increase from the prior year period was due primarily to loan growth, the $4.8 million provision for credit losses on a single multi-family loan and the adoption of ASC 326. The Company adopted ASC 326 effective January 1, 2023, which requires the measurement of all expected credit losses for financial assets held at amortized cost to be based on historical experience, current condition, and reasonable and supportable forecasts. Upon adoption, the Company recorded a $2.3 million increase to the ACL for loans, a $777,000 increase to the ACL for loan commitments, and a $2.1 million decrease to retained earnings, net of taxes.

Non-Interest Income

Non-interest income increased by $1.3 million to $27.9 million for 2023, as compared to $26.6 million for 2022. The increase was driven primarily by increases in service charges on deposits and other service charges and fees.

Non-Interest Expense

Non-interest expense decreased by $17.2 million to $131.5 million for 2023 as compared to $148.7 million for 2022. The increase was driven by primarily by the $35.0 million regulatory settlement reserve recorded in the fourth quarter of 2022, partially offset by the $9.7 million increase in compensation and benefits, the $4.5 million increase in FDIC assessments and the $3.6 million increase in professional fees. For further discussion on the regulatory settlement reserve, see Part II, Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Events."

Compensation and benefits increased by $9.7 million to $67.0 million for 2023 as compared to $57.3 million for 2022. This increase was in line with loan growth and the increase in the number of full-time employees to 275 for 2023, as compared to 239 for 2022. Professional fees increased by $3.7 million to $18.1 million for 2023 as compared to $14.4 million for 2022, primarily due to an increase in legal fees related to regulatory matters.

Income Tax Expense

The effective tax rate for 2023 was 27.7% compared to 38.7% for 2022, which reflects a discrete tax item related to the exercise of stock options in 2023 and the $5.5 million reversal of the regulatory settlement reserve in 2023. The elevated effective tax rate for the year 2022 reflects the recording of the $35.0 million regulatory settlement reserve and other discrete tax items.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Exposure to credit loss is represented by the contractual amount of the instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

The following is a table of off-balance sheet arrangements broken out by fixed and variable rate commitments for the periods indicated therein (in thousands):

	At December 31,					
	2023		2022		2021	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused commitments	$ 67,418	$ 527,730	$ 40,685	$ 364,908	$ 39,676	$ 346,115
Standby and commercial letters of credit	59,532	—	53,947	—	49,988	—
	$ 126,950	$ 527,730	$ 94,632	$ 364,908	$ 89,664	$ 346,115

The following is a maturity schedule for the Company's off-balance sheet arrangements at December 31, 2023 (in thousands):

	Total	2024	2025 - 2026	2027 - 2028	Thereafter
Unused commitments	$ 595,148	$ 270,490	$ 273,631	$ 43,954	$ 7,073
Standby and commercial letters of credit	59,532	37,294	18,238	4,000	—
	$ 654,680	$ 307,784	$ 291,869	$ 47,954	$ 7,073

Liquidity and Capital Resources

Liquidity is the ability to economically meet current and future financial obligations. The Company's primary sources of funds consist of deposit inflows, loan repayments and maturities, securities cash flows and borrowings. While maturities and scheduled amortization of loans and securities and borrowings are predictable sources of funds, deposit flows, mortgage prepayments and securities sales are greatly influenced by the general level of interest rates and changes thereto, economic conditions and competition.

The Company regularly reviews the need to adjust investments in liquid assets based upon its assessment of: (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of its asset/liability program. Excess liquidity is generally invested in interest earning deposits and short- and intermediate-term securities.

The Company's most liquid assets are cash and cash equivalents. The levels of these assets are dependent on the Company's operating, financing, lending, and investing activities during any given period. At December 31, 2023 and 2022, cash and cash equivalents totaled $269.5 million and $257.4 million, respectively. Securities classified as AFS, which provide additional sources of liquidity, totaled $461.2 million at December 31, 2023 and $445.7 million at December 31, 2022. There were $845.7 million and $25.0 million of securities pledged to support wholesale funding, and to a lesser extent certain other types of deposits, at December 31, 2023 and 2022, respectively.

At December 31, 2023, the Company had $99.0 million of Federal funds purchased and $440.0 million of FHLBNY advances. At December 31, 2023, the Company had cash on deposit with the Federal Reserve Bank of New York and available secured wholesale funding borrowing capacity of $3.1 billion.

The Company has no material commitments or demands that are likely to affect its liquidity other than as set forth below. In the event loan demand were to increase faster than expected, or any other unforeseen demand or commitment were to occur, the Company could access its borrowing capacity with the FHLB or obtain additional funds through alternative funding sources, including the brokered deposit market.

Time deposits due within one year as of December 31, 2023 totaled $31.8 million, or 0.6% of total deposits. Total time deposits were $35.4 million, or 0.6% of total deposits, at December 31, 2023.

The Company's primary investing activities are the origination, and to a lesser extent, purchase of loans and securities. The Company originated $1.4 billion and $1.8 billion of loans during the years ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, the Company purchased $46.8 million and $24.6 million of AFS and HTM securities, respectively. During the year ended December 31, 2022, the Company purchased $33.8 million and $173.6 million of AFS and HTM securities, respectively.

Financing activities consist primarily of activity in deposit accounts and borrowings. The Company generates deposits from businesses and individuals through client referrals and other relationships and through its retail presence. The Company has established deposit concentration thresholds to avoid the possibility of dependence on any single depositor base for funds. Total deposits were $5.7 billion at December 31, 2023, an increase of $459.4 million, or 8.7%, from December 31, 2022.

The Company has loan participation agreements with counterparties. The Company is generally the servicer for these loans. If the transfer of the participation interest does not qualify for sale treatment under GAAP, the amount of the loan transferred is recorded as a secured borrowing. There were $7.6 million in secured borrowings as of December 31, 2023 and $7.7 million as of December 31, 2022.

Regulation

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. At December 31, 2023 and December 31, 2022, the Company and the Bank met all applicable regulatory capital requirements to be considered "well capitalized" under regulatory guidelines. The Company and the Bank manage their capital to comply with their internal planning targets and regulatory capital standards administered by federal banking agencies. The Company and the Bank review capital levels on a monthly basis. Below is a table of the Company and Bank's capital ratios for the periods indicated:

	At December 31, 2023	At December 31, 2022	Minimum Ratio to be "Well Capitalized"	Minimum Ratio Required for Capital Adequacy Purposes	Minimum Capital Conservation Buffer
The Company					
Tier 1 leverage ratio	10.6 %	10.2 %	N/A	4.0 %	— %
Common equity tier 1	11.5 %	12.1 %	N/A	4.5 %	2.5 %
Tier 1 risk-based capital ratio .	11.8 %	12.5 %	N/A	6.0 %	2.5 %
Total risk-based capital ratio . .	12.8 %	13.4 %	N/A	8.0 %	2.5 %
The Bank					
Tier 1 leverage ratio	10.3 %	10.0 %	5.00 %	4.0 %	— %
Common equity tier 1	11.5 %	12.3 %	6.50 %	4.5 %	2.5 %
Tier 1 risk-based capital ratio .	11.5 %	12.3 %	8.00 %	6.0 %	2.5 %
Total risk-based capital ratio . .	12.5 %	13.1 %	10.00 %	8.0 %	2.5 %

(1)   As of December 31, 2023, the capital conservation buffer for the Company and the Bank was 4.8% and 4.5%, respectively, which exceeded the minimum requirement of 2.5% required to be held by banking institutions.

As a result of the Economic Growth Act, banking regulatory agencies adopted a revised definition of "well capitalized" for eligible financial institutions and holding companies with assets of less than $10 billion (a "Qualifying Community Bank"). The rule establishes a CBLR equal to the tangible equity capital divided by the average total consolidated assets. Regulators have established the CBLR to be set at 8.5% through calendar year 2021 and 9% thereafter. The CARES Act, signed into law in response to the COVID-19 pandemic, temporarily reduced the CBLR to 8%. The Company did not elect to be governed by the CBLR framework and plans to continue to measure capital adequacy using the ratios in the table above. At December 31, 2022, the Company's capital exceeded all applicable requirements.

At both December 31, 2023 and December 31, 2022, total CRE loans were 368.1% and 366.0% of the Bank's risk-based capital, respectively.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

General

The principal objective of the Company's asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing net income and preserving adequate levels of liquidity and capital. The Board of Directors has oversight of the Company's asset and liability management function, which is managed by the Company's ALCO. The ALCO has further assigned responsibility for the day-to-day management of interest rate risk to the CFO, or his designee. The ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to market interest rate changes, local and national market conditions and market interest rates. That group also reviews liquidity, capital, deposit mix, loan mix and investment positions.

Interest Rate Risk

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most assets and liabilities, and the fair value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

The Company manages its exposure to interest rates primarily by prudently structuring its balance sheet in the ordinary course of business. The Company generally originates fixed and floating rate loans with maturities of less than five years. The interest rate risk on these loans is offset to some degree by the mix and structure of the deposit portfolio. On occasion, the Company enters into derivative contracts as a part of its asset liability management strategy to help manage its interest rate risk position. The Company also periodically enters into certain commercial loan interest rate swap agreements to provide commercial loan customers the ability to convert loans from variable to fixed interest rates. Based upon the nature of its operations, the Company is not subject to FX or commodity price risk.

Net Interest Income At-Risk

The Company analyzes its sensitivity to changes in interest rates through a net interest income simulation model, which estimates what net interest income would be for a one-year period based on current interest rates, and then calculates what the net interest income would be for the same period under different interest rate assumptions.

The following table shows the estimated impact on net interest income for the one-year period beginning December 31, 2023 resulting from potential changes in interest rates, expressed in basis points. These estimates require certain assumptions to be made, including loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates. These assumptions are inherently uncertain. As a result, no simulation model can precisely predict the impact of changes in interest rates on net interest income.

Although the net interest income table below provides an indication of the Company's interest rate risk exposure at a particular point in time, such estimates are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on net interest income and may differ from actual results. The following table indicates the sensitivity of projected annualized net interest income to the interest rate movements described above (dollars in thousands):

	At December 31, 2023	
Change in Interest Rates (basis points)	Net Interest Income Year 1 Forecast	Year 1 Change from Level
+400	$ 206,210	(12.05)%
+300	212,810	(9.24)
+200	219,420	(6.42)
+100	227,415	(3.01)
—	234,464	—
-100	240,132	2.42
-200	245,559	4.73
-300	251,568	7.29
-400	258,038	10.05

The table above indicates that at December 31, 2023, in the event of an instantaneous and sustained parallel upward shift of 200 basis points in interest rates, the Company would experience a 6.42% decrease in net interest income. In the event of an instantaneous and sustained parallel downward shift of 200 basis point in interest rates, it would experience a 4.73% increase in net interest income.

Economic Value of Equity Analysis

The Company analyzes the sensitivity of its financial condition to changes in interest rates through an EVE model. This analysis measures the difference between predicted changes in the fair value of assets and predicted changes in the fair value of liabilities assuming various changes in current interest rates. The table below represents an analysis of IRR as measured by the estimated changes in EVE, resulting from instantaneous and sustained parallel shifts in the yield curve (+/- 100, +/- 200, +/- 300 and +/- 400 basis points) at December 31, 2023 (dollars in thousands):

		Estimated Increase (Decrease) in EVE	
Change in Interest Rates (basis points) [1]	Estimated EVE [2]	Dollars	Percent
+400	$ 376,887	$ (161,671)	(30.02)%
+300	417,262	(121,296)	(22.52)
+200	457,825	(80,733)	(14.99)
+100	503,927	(34,631)	(6.43)
—	538,558	—	—
-100	561,483	22,925	4.26
-200	570,876	32,318	6.00
-300	573,904	35,346	6.56
-400	535,138	(3,420)	(0.64)

(1) Assumes an immediate uniform change in interest rates at all maturities.
(2) EVE is the fair value of expected cash flows from assets, less the fair value of the expected cash flows arising from liabilities adjusted for the value of off-balance sheet contracts.

The table above indicates that at December 31, 2023, in the event of an immediate upward shift of 200 basis in interest rates, the Company would experience a 14.99% decrease in its EVE. In the event of an immediate downward shift of 200 basis points in interest rates, the Company would experience a 6.00% increase in its EVE.

The preceding simulation analyses do not represent a forecast of actual results and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, which are subject to change, including: the nature and timing of interest rate levels including the yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and others. Also, as market conditions vary, prepayment/refinancing levels, the varying impact of interest rate changes on caps and floors embedded in adjustable-rate loans, early withdrawal of deposits, changes in product preferences, and other internal/external variables will likely deviate from those assumed.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data included in this report have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Item 8. Financial Statements and Supplementary Data

For the Company's consolidated financial statements, see index on page 71.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure

a) Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended) as of December 31, 2023. Based on that evaluation, the Company's management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective.

b) Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's system of internal control over financial reporting is designed under the supervision of management, including our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with GAAP.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP and that receipts and expenditures are made only in accordance with the authorization of management and the Board of Directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections on any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

As of December 31, 2023, management assessed the effectiveness of the Company's internal control over financial reporting based upon the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon its assessment, management believes that the Company's internal control over financial reporting as of December 31, 2023 was effective using these criteria.

The Company's internal control over financial reporting as of December 31, 2023 has been audited by Crowe LLP, the independent registered public accounting firm that has also audited the Company's consolidated financial statements of financial condition as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023. Crowe LLP has issued an attestation report with respect to the effectiveness of our internal control over financial reporting as of December 31, 2023. See Part II, Item 8., "Financial Statements and Supplementary Data."

c) Changes in Internal Control Over Financial Reporting

There were no changes made in the Company's internal control over financial reporting during the fourth quarter of the year ended December 31, 2023 that had materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding the Company's directors, executive officers and corporate governance is incorporated by reference to the Company's definitive Proxy Statement for its 2024 Annual Meeting of Shareholders (the "Proxy Statement") which will be filed with the SEC within 120 days of December 31, 2023. Specifically, the Company incorporates herein the information regarding its directors and executive officers included in the Proxy Statement under the headings "Proposal 1 — Election of Directors," "— Executive Officers Who Are Not Directors" and "— Delinquent Section 16(a) Reports."

Information regarding the Company's corporate governance is incorporated herein by reference to the information in the Proxy Statement under the heading "Proposal 1 — Election of Directors — Committees of the Board — Audit Committee." The Company has adopted a written Code of Ethics that applies to all directors, officers, including its Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Controller, or persons performing similar functions, and employees. The Code of Ethics is published on the Company's website, www.mcbankny.com. The Company will provide to any person, without charge, upon request, a copy of such Code of Ethics. Such request should be made in writing to: Metropolitan Bank Holding Corp. 99 Park Ave., 12th Floor, New York, New York, 10016, attention: Investor Relations.

Item 11. Executive Compensation

Information regarding executive and director compensation and the Compensation Committee of the Company's Board of Directors is incorporated herein by reference to the information in the Proxy Statement under the heading "Compensation Matters," "Compensation Discussion and Analysis," "Compensation Committee Report," "CEO Pay Ratio" and "Pay Versus Performance."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management are included under the headings "Stock Ownership" and "Proposal 4 – Approval of the Metropolitan Bank Holding Corp. Amended And Restated 2022 Equity Incentive Plan" in the Company's 2024 Proxy Statement and are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The "Transactions with Related Persons" and "Proposal 1 – Election of Directors – Board Independence" sections of the Company's 2024 Proxy Statement are incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The "Proposal 2 — Ratification of Appointment of Independent Registered Public Accounting Firm" section of the Company's 2024 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

Financial Statements

See index to Consolidated Financial Statements on page 71.

Financial Statement Schedules

Financial statement schedules have been omitted because they are not applicable or not required or the required information is shown in the Consolidated Financial Statements or Notes thereto under Part II, Item 8., "*Financial Statements and Supplementary Data*."

Exhibits Required by Item 601 of SEC Regulation S-K

3.1   Certificate of Incorporation of Metropolitan Bank Holding Corp, as amended (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333 220805)).

3.2   Certificate of Amendment to the Certificate of Incorporation of Metropolitan Bank Holding Corp. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on March 12, 2021 (File No. 333-254197)).

3.3   Amended and Restated Bylaws of Metropolitan Bank Holding Corp. (incorporated by reference to Exhibit 3.3 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2023 (File No. 001-38282)).

4.1   Form of Common Stock Certificate of Metropolitan Bank Holding Corp. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333 220805)).

4.2   Description of Securities of Metropolitan Bank Holding Corp. (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2020 (File No. 001-38282)).

10.1*   Amended and Restated Employment Agreement by and among Metropolitan Bank Holding Corp., Metropolitan Commercial Bank and Mark R. DeFazio (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333-220805)).

10.2*   Metropolitan Bank Holding Corp. 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333-220805)).

10.3*   First Amendment to 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2018 (File No. 001-38282)).

10.4*   Second Amendment to 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2018 (File No. 001-38282)).

10.5*   Metropolitan Commercial Bank Amended and Restated Executive Annual Incentive Plan (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2017 (File No. 001-38282)).

10.6*   Form of Performance Restricted Share Unit Award Agreement − 2009 Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2018 (File No. 001-38282)).

10.7*   Amendment One to Restricted Share Agreements – 2009 Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2018 (File No. 001-38282)).

10.8*   Form of Restricted Share Agreement – 2009 Plan (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2018 (File No. 001-38282)).

10.9*   Form of Stock Option Agreement – 2009 Plan (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2018 (File No. 001-38282)).

10.10*   Employment Agreement by and between Metropolitan Commercial Bank and Scott Lublin (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2018 (File No. 001-38282)).

10.11*   Metropolitan Bank Holding Corp. 2019 Equity (Incentive Plan (incorporated by reference to Appendix A to the proxy statement for the Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 17, 2019 (File No. 001-38282)).

10.12*   Change in Control Agreement between Metropolitan Bank Holding Corp., Metropolitan Commercial Bank and Nick Rosenberg (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2019 (File No. 001-38282)).

10.13*   Form of Restricted Stock Unit Award Agreement – 2019 Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).

10.14*   Form of Performance-Based Restricted Stock Award Agreement – 2019 Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).

10.15*   Form of Time-Based Restricted Stock Award Agreement – 2019 Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).

10.16*   Form of Incentive Stock Option Agreement – 2019 Plan (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).

10.17*   Form of Non-Qualified Stock Option Agreement – 2019 Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).

10.18*   Metropolitan Bank Holding Corp. 2022 Equity Incentive Plan (incorporated by reference to Appendix A to the proxy statement for the Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 20, 2022 (File No. 001-38282)).

10.19*   Form of Director Award Agreement (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2022 (File No. 001-38282)).

10.20*   Form of Executive Award Agreement with Time-Based Vesting (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2022 (File No. 001-38282)).

10.21*   Form of Executive Award Agreement with Performance-Based Vesting (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2022 (File No. 001-38282)).

10.22*   Change in Control Agreement between Metropolitan Bank Holding Corp., Metropolitan Commercial Bank and Laura Capra (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2022 (File No. 001-38282)).

19.1   Insider Trading Policy.

21.1	Subsidiaries of Registrant Incorporated by reference to Exhibit 21 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333 220805).
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Incentive Compensation Recoupment Policy.
101	Inline Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Statements of Financial Condition as of December 31, 2023 and 2022 (ii) the Consolidated Statements of Operation for the years ended December 31, 2023, 2022, and 2021, (iii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022, and 2021 (iv) the Consolidated Statements of Stockholders' Equity for the years ended December 31, 2023, 2022, and 2021, (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2023, and 2021, and (vi) the notes to the Consolidated Financial Statements.
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, has been formatted in Inline XBRL.

Each management contract and compensatory plan has been marked with an asterisk (*).

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metropolitan Bank Holding Corp.

Date: February 28, 2024

By:/s/ Mark R. DeFazio
Mark R. DeFazio
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 28, 2024.

Signatures	Title
/s/ Mark R. DeFazio Mark R. DeFazio	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Daniel F. Dougherty Daniel F. Dougherty	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ William Reinhardt William Reinhardt	Chairman of the Board
/s/ Dale C. Fredston Dale C. Fredston	Director
/s/ David J. Gold David J. Gold	Director
/s/ Harvey M. Gutman Harvey M. Gutman	Director
/s/ Terence J. Mitchell Terence J. Mitchell	Director
/s/ Robert C. Patent Robert C. Patent	Director
/s/ Maria F. Ramirez Maria F. Ramirez	Director
/s/ Anthony J. Fabiano Anthony J. Fabiano	Director
/s/ George J. Wolf, Jr. George J. Wolf, Jr.	Director
/s/ Chaya Pamula Chaya Pamula	Director
/s/ Katrina Robinson Katrina Robinson	Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of
Metropolitan Bank Holding Corp. and Subsidiaries
New York, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of Metropolitan Bank Holding Corp. and Subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Explanatory Paragraph - Change in Accounting Principle

As discussed in Note 3 to the financial statements, the Company has changed its method of accounting for credit losses in 2023 due to the adoption of ASC 326. The adoption of the ASC 326 and its subsequent application is also communicated as a critical audit matter below.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

<u>Allowance for Credit Losses – Economic Scenarios used in Commercial Real Estate ("CRE") and Commercial and Industrial ("C&I") Loans Portfolio Segment Models</u>

As described in Note 2 to the consolidated financial statements, the Company accounts for credit losses under ASC 326, Financial Instruments – Credit Losses, which requires the measurement of all expected credit losses for financial assets held at amortized cost at the reporting date. As of December 31, 2023, the balance of the allowance for credit losses on loans ("ACL") was $58.0 million.

To calculate the ACL for loans collectively evaluated, the Company uses lifetime loss rate models. The CRE and C&I lifetime loss rate models calculate the expected losses over the life of the loan based on exposure at default loan attributes and reasonable, supportable economic forecasts.

To account for economic uncertainty, the Company uses multiple forecasted economic scenarios provided by the models in determining the quantitative ACL. The economic scenarios include various projections based on variables such as, Gross Domestic Product ("GDP"), interest rates, property price indices, and employment measures, among others. The economic scenarios are probability-weighted based on available information at the time of the calculation execution. Scenario weightings and model parameters are reviewed for each calculation and are subject to change.

We consider the auditing procedures related to management's forecasted economic scenarios used within the quantitative CRE and C&I lifetime loss rate models to be a critical audit matter due to the extent of audit effort and high degree of specialized knowledge and skills required to evaluate the resultant lifetime loss rates produced from the models.

To address this matter, we tested the operating effectiveness of the Company's controls related to evaluating, adjusting, and concluding on forecasted economic scenarios used for the CRE and C&I lifetime loss rate models, including the following:

- Management's evaluation of the establishment of the methodology in accordance with generally accepted accounting principles;

- Management's evaluation of lifetime loss rate models, including an evaluation of whether management appropriately applied their methodology, an evaluation of the forecasted economic scenarios used within their model, and an evaluation of the reasonableness of the resultant lifetime loss rates;

- Management's evaluation of the reasonableness of judgments over the forecasted economic scenarios selected in the model and approval of the overall allowance for credit losses on loans.

Our substantive procedures related to the forecasted economic scenarios used for the CRE and C&I lifetime loss rate models included the following:

- Evaluating the appropriateness of the established methodology;

- Evaluating the lifetime loss rate models, including a directionality analysis of the forecasted economic scenarios on the loss rate forecasts, and the reasonableness of the resultant lifetime loss rates, assisted by firm specialists;

- Evaluating the reasonableness of forecasted economic scenarios, assisted by firm specialists;

- Evaluating the reasonableness of the overall allowance for credit losses.

/s/ Crowe LLP

We have served as the Company's auditor since 2008.

New York, New York
February 28, 2024

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands, except share data)

	December 31, 2023	December 31, 2022
Assets		
Cash and due from banks	$ 31,973	$ 26,780
Overnight deposits	237,492	230,638
Total cash and cash equivalents	269,465	257,418
Investment securities available-for-sale, at fair value	461,207	445,747
Investment securities held-to-maturity (estimated fair value of $404.3 million and $437.3 million at December 31, 2023 and December 31, 2022, respectively)	468,860	510,425
Equity investment securities, at fair value	2,123	2,048
Total securities	932,190	958,220
Other investments	38,966	22,110
Loans, net of deferred fees and costs	5,624,797	4,840,523
Allowance for credit losses	(57,965)	(44,876)
Net loans	5,566,832	4,795,647
Receivable from global payments business, net	87,648	85,605
Other assets	172,571	148,337
Total assets	$ 7,067,672	$ 6,267,337
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing demand deposits	$ 1,837,874	$ 2,422,151
Interest-bearing deposits	3,899,418	2,855,761
Total deposits	5,737,292	5,277,912
Federal funds purchased	99,000	150,000
Federal Home Loan Bank of New York advances	440,000	100,000
Trust preferred securities	20,620	20,620
Secured borrowings	7,585	7,725
Prepaid third-party debit cardholder balances	10,178	10,579
Other liabilities	93,976	124,604
Total liabilities	6,408,651	5,691,440
Common stock, $0.01 par value, 25,000,000 shares authorized, 11,062,729 and 10,949,965 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	111	109
Additional paid in capital	395,871	389,276
Retained earnings	315,975	240,810
Accumulated other comprehensive income (loss), net of tax	(52,936)	(54,298)
Total stockholders' equity	659,021	575,897
Total liabilities and stockholders' equity	$ 7,067,672	$ 6,267,337

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended December 31,		
	2023	2022	2021
Interest and dividend income			
Loans, including fees	$ 345,039	$ 231,851	$ 164,528
Securities	18,525	15,635	5,838
Overnight deposits	9,319	12,314	2,310
Other interest and dividends	2,522	939	608
Total interest income	375,405	260,739	173,284
Interest expense			
Deposits	128,677	29,284	14,241
Borrowed funds	22,424	893	—
Trust preferred securities	1,468	799	424
Subordinated debt	—	605	1,618
Total interest expense	152,569	31,581	16,283
Net interest income	222,836	229,158	157,001
Provision for credit losses	12,283	10,116	3,816
Net interest income after provision for credit losses	210,553	219,042	153,185
Non-interest income			
Service charges on deposit accounts	6,071	5,747	4,755
Global Payments Group revenue	19,005	19,341	16,445
Other income	2,827	1,505	2,497
Total non-interest income	27,903	26,593	23,697
Non-interest expense			
Compensation and benefits	66,961	57,290	45,908
Bank premises and equipment	9,344	8,855	8,055
Professional fees	18,064	14,423	6,750
Technology costs	4,940	4,713	5,201
Licensing fees	12,818	10,477	8,606
FDIC assessments	9,077	4,625	3,852
Regulatory settlement reserve	(5,521)	35,000	—
Other expenses	15,855	13,354	8,940
Total non-interest expense	131,538	148,737	87,312
Net income before income tax expense	106,918	96,898	89,570
Income tax expense	29,650	37,473	29,015
Net income	$ 77,268	$ 59,425	$ 60,555
Earnings per common share			
Basic earnings	$ 6.95	$ 5.42	$ 6.64
Diluted earnings	$ 6.91	$ 5.29	$ 6.45

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	2023	2022	2021
Net Income	$ 77,268	$ 59,425	$ 60,555
Other comprehensive income:			
Securities available-for-sale:			
Unrealized gain (loss) arising during the period	11,135	(76,934)	(14,722)
Reclassification adjustment for gains included in net income	—	—	(609)
Tax effect	(3,986)	23,353	4,795
Net of tax	7,149	(53,581)	(10,536)
Cash flow hedges:			
Unrealized gain (loss) arising during the period	(3,350)	11,704	2,957
Reclassification adjustment for gains included in net income	(4,864)	(1,949)	—
Tax effect	2,427	(2,968)	(898)
Net of tax	(5,787)	6,787	2,059
Total other comprehensive income (loss)	1,362	(46,794)	(8,477)
Comprehensive Income (Loss)	$ 78,630	$ 12,631	$ 52,078

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Preferred Stock, Class B		Common Stock		Additional Paid-in Capital	Retained Earnings	AOCI (Loss), Net	Total
	Shares	Amount	Shares	Amount				
Year Ended								
Balance at January 1, 2023	—	$ —	10,949,965	$ 109	$ 389,276	$ 240,810	$ (54,298)	$ 575,897
Cumulative effect of changes in accounting principle	—	—	—	—	—	(2,103)	—	(2,103)
Issuance of common stock under stock compensation plans	—	—	285,190	4	—	—	—	4
Employee and non-employee stock-based compensation	—	—	—	—	9,765	—	—	9,765
Redemption of common stock for exercise of stock options and tax withholdings for restricted stock vesting	—	—	(172,426)	(2)	(3,170)	—	—	(3,172)
Net income	—	—	—	—	—	77,268	—	77,268
Other comprehensive income (loss)	—	—	—	—	—	—	1,362	1,362
Balance at December 31, 2023	—	$ —	11,062,729	$ 111	$ 395,871	$ 315,975	$ (52,936)	$ 659,021
Balance at January 1, 2022	—	$ —	10,920,569	$ 109	$ 382,999	$ 181,385	$ (7,504)	$ 556,989
Issuance of common stock under stock compensation plans	—	—	48,479	—	—	—	—	—
Employee and non-employee stock-based compensation	—	—	—	—	7,836	—	—	7,836
Redemption of common stock for exercise of stock options and tax withholdings for restricted stock vesting	—	—	(19,083)	—	(1,559)	—	—	(1,559)
Net income	—	—	—	—	—	59,425	—	59,425
Other comprehensive income (loss)	—	—	—	—	—	—	(46,794)	(46,794)
Balance at December 31, 2022	—	$ —	10,949,965	$ 109	$ 389,276	$ 240,810	$ (54,298)	$ 575,897
Balance at January 1, 2021	272,636	$ 3	8,295,272	$ 82	$ 218,899	$ 120,830	$ 973	$ 340,787
Issuance of common stock	—	—	2,300,000	23	162,664	—	—	162,687
Preferred Stock converted to Common Stock	(272,636)	(3)	272,636	3	—	—	—	—
Net issuance of common stock under stock compensation plans	—	—	101,291	1	—	—	—	1
Employee and non-employee stock-based compensation	—	—	—	—	4,821	—	—	4,821
Redemption of common stock for exercise of stock options and tax withholdings for restricted stock vesting	—	—	(48,630)	—	(3,385)	—	—	(3,385)
Net income	—	—	—	—	—	60,555	—	60,555
Other comprehensive income (loss)	—	—	—	—	—	—	(8,477)	(8,477)
Balance at December 31, 2021	—	$ —	10,920,569	$ 109	$ 382,999	$ 181,385	$ (7,504)	$ 556,989

See accompanying notes to consolidated financial statements

78

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	2023	2022	2021
Cash flows from operating activities			
Net income	$ 77,268	$ 59,425	$ 60,555
Adjustments to reconcile net income to net cash:			
Net depreciation, amortization, and accretion	2,899	4,338	5,063
Provision for credit losses	12,283	10,116	3,816
Stock-based compensation	9,765	7,836	4,821
Net change in deferred loan fees and costs	4,243	5,374	2,332
Deferred income tax (benefit) expense	(2,800)	(4,000)	(120)
(Gain) loss on sale of securities	—	—	(609)
Dividends earned on CRA fund	(52)	(33)	(22)
Unrealized (gain) loss on equity securities	(23)	258	62
Net change in:			
Receivable from global payments, net	(2,043)	(45,741)	(12,605)
Third-party debit cardholder balances	(401)	1,732	(6,983)
Other assets	(30,019)	3,407	6,167
Other liabilities	(28,694)	43,179	(25,200)
Net cash provided by (used in) operating activities	42,426	85,891	37,277
Cash flows from investing activities			
Loan originations, purchases and payments, net	(789,736)	(1,113,963)	(618,323)
Proceeds from loans sold	—	—	16,622
Redemptions of FRB and FHLB Stock	152,400	20,030	7
Purchases of FRB and FHLB Stock	(169,256)	(30,142)	(407)
Purchase of securities available-for-sale	(46,809)	(33,776)	(484,793)
Purchase of securities held-for-investment	(24,595)	(173,625)	(383,619)
Proceeds from sales and calls of securities available-for-sale	—	—	43,241
Proceeds from paydowns and maturities of securities available-for-sale	42,342	76,728	124,118
Proceeds from paydowns and maturities of securities held-to-maturity	65,954	44,643	4,152
Purchase of premises and equipment, net	(5,749)	(19,245)	(3,995)
Net cash provided by (used in) investing activities	(775,449)	(1,229,350)	(1,302,997)
Cash flows from financing activities			
Proceeds from issuance of common stock, net	—	—	162,687
Proceeds from (repayments of) federal funds purchased	(51,000)	150,000	—
Proceeds from (repayments of) FHLB advances, net	340,000	100,000	—
Proceeds from exercise of stock options	—	194	—
Redemption of common stock for tax withholdings for restricted stock vesting	(3,170)	(1,559)	(3,385)
Redemption of subordinated debt	—	(24,712)	—
Proceeds from (repayments of) secured borrowings, net	(140)	(24,736)	(4,503)
Net increase (decrease) in deposits	459,380	(1,157,660)	2,605,966
Net cash provided by (used in) financing activities	745,070	(958,473)	2,760,765
Increase (decrease) in cash and cash equivalents	12,047	(2,101,932)	1,495,045
Cash and cash equivalents at the beginning of the period	257,418	2,359,350	864,305
Cash and cash equivalents at the end of the period	$ 269,465	$ 257,418	$ 2,359,350
Supplemental information			
Cash paid for:			
Interest	$ 151,403	$ 31,599	$ 16,249
Income Taxes	$ 36,171	$ 35,304	$ 24,165
Non-cash item:			
Transfer of loans from held-for-investment to held-for-sale	$ —	$ —	$ 17,492

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION

Metropolitan Bank Holding Corp., a New York corporation (the "Company"), is a bank holding company whose principal activity is the ownership and management of Metropolitan Commercial Bank (the "Bank"), its wholly-owned subsidiary. The Company's primary market is the New York metropolitan area. The Company provides a broad range of business, commercial and retail banking products and services to small businesses, middle-market enterprises, public entities and affluent individuals. See the "GLOSSARY OF COMMON TERMS AND ACRONYMS" for the definition of certain terms and acronyms used throughout this Form 10-K.

The Company's primary lending products are CRE loans (including multi-family loans) and C&I loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flows from operations of businesses.

The Company's primary deposit products are checking, savings, and term deposit accounts, all of which are insured by the FDIC up to the maximum amounts allowed by law. In addition to traditional commercial banking products, the Company offers corporate cash management and retail banking services, and through GPG ("global payments business"), provides services to non-bank financial service companies, including serving as an issuing bank for third-party debit card programs, while also providing such companies with other financial infrastructure components, including cash settlement and custodian deposit services.

The Company and the Bank are subject to the regulations of certain state and federal agencies and, accordingly, are periodically examined by those regulatory authorities. The Company's business is affected by state and federal legislation and regulations.

NOTE 2 — BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform with GAAP and predominant practices within the U.S. banking industry. The Consolidated Financial Statements (the "financial statements") include the accounts of the Company and the Bank. All intercompany balances and transactions have been eliminated. The financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Use of Estimates

In preparing the financial statements in conformity with GAAP, management has made estimates and assumptions based on available information. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimated. Information available that could affect these judgements include, but are not limited to, changes in interest rates, changes in the performance of the economy, and changes in the financial condition of borrowers.

Cash Flows

Cash and cash equivalents are defined as cash on hand and amounts due from banks and money market funds. Net cash flows are reported for customer loan and deposit transactions, and other investments.

Securities

Debt securities are classified as HTM and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as AFS when they might be sold before maturity. Securities classified as AFS are carried at fair value, with unrealized gains and losses reported in other comprehensive income, net of tax. Equity securities with readily determinable fair values are carried at fair value, with changes in fair value reported in net income.

Interest income includes amortization of purchase premiums or discounts. Premiums and discounts on securities are amortized using the level yield method without anticipating prepayments, except for MBS where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method. Gains and losses on sales of securities are recognized in the consolidated statements of operations upon sale.

Effective January 1, 2023, the Company estimates and recognizes an ACL for HTM debt securities pursuant to ASC 326. The Company has a zero loss expectation for nearly all of its HTM securities portfolio, and has no ACL related to these securities. For the small portion of HTM securities portfolio that does not have a zero loss expectation, the ACL is based on the amortized cost of the securities, excluding interest receivable, and represents the portion of the amortized cost that the Company does not expect to collect over the life of the securities. The ACL is determined using average industry credit ratings and historical loss experience, and is initially recognized upon acquisition of the securities, and subsequently remeasured on a recurring basis.

The Company evaluates AFS debt securities that experienced a decline in fair value below amortized cost for credit impairment. In performing an assessment of whether any decline in fair value is due to a credit loss, the Company considers the extent to which the fair value is less than the amortized cost, changes in credit ratings, any adverse economic conditions, as well as all relevant information at the individual security level, such as credit deterioration of the issuer, explicit or implicit guarantees by the federal government or the collateral underlying the security. If it is determined that the decline in fair value was due to credit, an ACL is recorded, limited to the amount the fair value is less than the amortized cost basis. The non-credit related decrease in the fair value, such as a decline due to changes in market interest rates, is recorded in other comprehensive income, net of tax. If the Company intends to sell the AFS security, or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost, the Company will write down the security's amortized cost basis to its fair value, write off any existing ACL, and recognize any incremental impairment in net income.

Prior to the adoption of ASC 326

Management evaluated AFS and HTM debt securities for OTTI on at least a quarterly basis, and more frequently when economic or market conditions warranted such an evaluation. For securities in an unrealized loss position, management considered the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assessed whether it intended to sell, or it was more likely than not that it would be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell were met, the entire difference between amortized cost and fair value was recognized as an impairment through earnings. For securities that did not meet the aforementioned criteria, the amount of impairment would be split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the statement of operations and (2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Receivable from Global Payments Business, Net

Receivables from the global payments business are short-term in nature and predominantly related to prepaid debit card programs.

Revenue Recognition

Any revenues from contracts with customers, which are not exempt from the accounting requirements under ASC 606, Revenue from Contracts with Customers, are accounted for using the five-step method prescribed by the ASC. These revenue items are debit card income, service charges on deposit accounts and other service charges. In accordance with the ASC, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration which the Company expects to be entitled to receive in exchange for these services. The Company applies the following five steps to properly recognize revenue: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The majority of the Company's revenue is derived from interest income on loans, which is not subject to the ASC.

Licensing Fees

Licensing fees on certain deposit accounts held by bankruptcy trustees are expensed as incurred. These accounts require the use of a software interface provided by a third party. Bankruptcy accounts subject to the licensing fees amounted to $312.2 million and $425.3 million at December 31, 2023 and 2022, respectively.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. Transfers of financial assets that do not meet the criteria to be accounted for as sales are recorded as secured borrowings.

Loans and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances, adjusted for any charge-offs, and any deferred fees or costs on originated loans. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on loans is accrued and credited to operations based upon the principal amounts outstanding. Loans are normally placed on non-accrual if it is probable that the Company will be unable to collect the full payment of principal and interest when due according to the contractual terms of the loan agreement, or the loan is past due for a period of 90 days or more, unless the obligation is well-secured and is in the process of collection. Any unpaid interest previously accrued on those loans is reversed from income. Interest payments received on such loans are applied as a reduction of the loan principal balance when the collectability of principal, wholly or partially, is in doubt. Interest payments received may be recognized as interest income when the principal balance of the non-accrual loan is deemed to be collectible. Interest income is recognized when all the principal and interest amounts contractually due are brought current and the loans are returned to accrual status.

The following loan portfolio segments have been identified: CRE, Construction, Multi-Family, One-to Four-Family, C&I, and Consumer.

The risk characteristics of each of the identified portfolio segments are as follows:

Commercial Real Estate — CRE loans are secured by nonresidential real estate and generally have larger balances and involve a greater degree of risk than residential real estate loans. Repayment of CRE loans depends on the cash flow of the borrower and the net operating income of the property, the borrower's profitability, and the value of the underlying property. Of primary concern in CRE lending is the borrower's creditworthiness and the cash flows from the property. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. CRE is also subject to adverse market conditions that cause a decrease in market value or lease rates, obsolescence in location or function and market conditions associated with oversupply of units in a specific region.

Construction — Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, additional funds may be required to be advanced in excess of the amount originally committed to permit completion of the building.

If the estimate of value proves to be inaccurate, the value of the building may be insufficient to assure full repayment if liquidation is required. If foreclosure is required on a building before or at completion due to a default, there can be no assurance that all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs will be recovered.

Multi-family — Multi-family real estate loans are secured by real estate of five or more units and generally have larger balances and involve a greater degree of risk than residential real estate loans. Repayment of multi-family real estate loans depends on the cash flow analysis of the property, occupancy rates, and unemployment rates, combined with the net operating income of the property, the borrower's profitability, and the value of the underlying property. Payments on these loans depend on successful operation and management of the properties, and repayment of such loans may be subject to adverse conditions in the real estate market and/or the economy.

One-to Four-Family — One-to four-family loans for primary residences are generally made on the basis of the borrower's ability to make repayment from his or her employment income or other income, and which are secured by real property whose value tends to be more easily ascertainable. Repayment of one-to four-family loans is subject to adverse employment conditions in the local economy leading to increased default rates and decreased market values, including from oversupply in a geographic area. In general, these loans depend on the borrower's continuing financial stability and, therefore, are likely to be adversely affected by various factors, including job loss, divorce, illness, or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Commercial & Industrial — C&I loans are generally of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flows of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Furthermore, any collateral securing such loans may depreciate over time, may be difficult to appraise, and may fluctuate in value.

Consumer — Historically, the Company purchased loans made to licensed medical professionals on an unsecured basis. However, this practice was discontinued in 2019. Consumer loans are comprised of these loans and student loans, which were also purchased. As a result, repayment of such loans are subject, to a greater extent than loans secured by collateral, to the financial condition of the borrower.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses ("ASC 326"), which requires the measurement of all expected credit losses for financial assets held at amortized cost to be based on historical experience, current condition, and reasonable and supportable forecasts. The Company adopted this guidance effective January 1, 2023. See "NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS," for a discussion on the adoption of this ASC.

The ACL for loans is measured on the loan's amortized cost basis, excluding interest receivable, and is initially recognized upon origination or purchase of the loans and subsequently remeasured on a recurring basis. The ACL is recognized as a contra-asset, and credit loss expense is recorded as a provision for credit losses in the consolidated statements of operation. Loan losses are charged-off against the ACL when management believes the loan is uncollectible. Subsequent recoveries, if any, are credited to the ACL. The Company does not recognize an ACL on accrued interest receivables, consistent with its policy to reverse interest income when interest is 90 days or more past due.

The Company also records an ACL on unfunded loan commitments, which is based on the same assumptions as funded loans and also considers the probability of funding. The ACL is recognized as a liability, and credit loss expense is recorded as a provision for unfunded loan commitments within the provision for credit losses in the consolidated statements of operation. Upon funding of the loan, any related ACL previously recorded on the unfunded amount is reversed and an ACL is subsequently recognized on the outstanding loan.

To calculate the ACL for loans and loan commitments collectively evaluated, the Company uses models developed by a third party. The CRE, C&I, and Consumer lifetime loss rate models calculate the expected losses over the life of the loan based on exposure at default loan attributes and reasonable, supportable economic forecasts. The exposure at default considers the current unpaid balance, prepayment assumptions, and expected utilization assumptions.

Key assumptions used in the models include portfolio segmentation, prepayments, risk rating, a peer scalar, and the expected utilization of unfunded commitments among others. The portfolios are segmented by loan level attributes such as loan type, loan size, date of origination, and delinquency status to create homogenous loan pools. Pool level metrics are calculated, and loss rates are subsequently applied to the pools as the loans have similar characteristics. Prepayment assumptions, if applicable, are embedded within the models and are based on the same data used for model development and incorporate adjustments for reasonable and supportable forecasts. The models employ mean reversion techniques to predict credit losses for loans that are expected to mature beyond the forecast period.

To account for economic uncertainty, the Company uses multiple economic scenarios provided by the model vendor in determining the ACL. The forecasts include various projections based on variables such as, Gross Domestic Product, interest rates, property price indices, and employment measures, among others. The forecasts are probability-weighted based on available information at the time the calculation is conducted. Scenario weightings and model parameters are reviewed for each calculation and are subject to change.

The CRE and CRE lifetime loss rate models were developed using the historical loss experience of all banks in the model's developmental dataset. Banks in the model's developmental dataset may have different loss experiences due to geography and portfolio as well as operational and underwriting procedures that vary from those of the Company, and therefore, the Company calibrates expected losses using a peer scalar function provided by the models. The peer scalar was calculated by examining the loss rates of peer banks that have similar asset bases and that operate in similar markets as the Company and comparing these peer group loss rates to the model results.

The Company also considers qualitative adjustments to expected credit loss estimates for information not already captured in the quantitative loss estimation models. Qualitative factor adjustments may increase or decrease management's estimate of expected credit losses. Qualitative loss factors are based on the Company's judgment of market, industry or business specific data, changes in loan composition, performance trends, regulatory changes, uncertainty of macroeconomic forecasts, and other asset specific risk characteristics.

When loans do not share risk characteristics with other financial assets they are evaluated individually. Management applies its normal loan review procedures in making these judgments. Individually evaluated loans consist of nonaccrual loans and loans that have been modified due to financial difficulty. In determining the ACL, the Company generally applies a discounted cash flow method for instruments that are individually assessed. For collateral dependent financial assets where the Company has determined that foreclosure of the collateral is probable and where the borrower is experiencing financial difficulty, the ACL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the asset as of the measurement date. Fair value is generally calculated based on the value of the underlying collateral less an appraisal discount and the estimated cost to sell.

Prior to the adoption of ASC 326

Prior to the adoption of ASC 326, the ALLL was maintained at an amount management deemed adequate to cover probable incurred credit losses (the "incurred loss method"). The allowance for non-impaired loans was based on historical loss experience adjusted for current factors. The historical loss experience was determined by portfolio segment and was based on the actual loss history experienced by the Company over a rolling two-year period. This actual loss experience was supplemented with other qualitative and economic factors based on the risks present for each portfolio segment. These qualitative and economic factors included economic and business conditions, the nature and volume of the portfolio, and lending terms and volume and severity of past due loans.

A loan was considered to be impaired when it was probable that the Company would be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. Management applied its normal loan review procedures in making these judgments. Impaired loans include individually classified non-accrual loans and TDRs. Impairment was determined based on the present value of expected future cash flows discounted at the loan's effective interest rate. For loans that were collateral dependent, the fair value of the collateral was used to determine the fair value of the loan. The fair value of the collateral was determined based on recent appraised values. The fair value of the collateral or present value of expected cash flows was compared to the carrying value to determine if any write-down or specific loan loss allowance allocation was required.

Loan Modifications

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (ASC 326): Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminated the accounting guidance for TDRs by creditors while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The Company adopted ASU 2022-02 effective January 1, 2023 and the impact was immaterial. See "NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS," for a discussion on the adoption of this ASC.

Prior to the adoption of ASU 2022-02, when a loan was modified and concessions were made to the original contractual terms, such as reductions in interest rate or deferral of interest or principal payments, due to the borrower's financial condition, the modification was known as a TDR. TDRs were separately identified for impairment disclosures and were measured at the present value of estimated future cash flows using the loan's effective rate at inception.

Goodwill

Goodwill and certain other intangibles generally arise from business combinations accounted for under the purchase method of accounting. Goodwill and other intangibles deemed to have indefinite lives generated from business combinations are not subject to amortization and are instead tested for impairment not less than annually or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. The Company changed its annual goodwill impairment testing date from December 31 to October 1 to better align with the timing of our annual planning process. Accordingly, management determined that the change in accounting principle is preferable under the circumstance. This change has been applied starting with the October 1, 2022 impairment test. This change was not material to our consolidated financial statements as it did not delay, accelerate, or avoid any potential goodwill impairment charges.

The goodwill of $9.7 million is associated with a purchase of the prepaid third-party debit card business. Based on the Company's annual impairment assessments no impairment of goodwill existed as of October 1, 2023 and 2022.

Stock-Based Compensation

Compensation cost is recognized for stock options, restricted stock awards and restricted stock units, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of options. The market price of the Company's common stock at the date of grant is used for restricted stock awards and restricted stock units. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with time-based vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

The Company also awards PRSUs to certain employees. The PRSUs are classified as either equity or a liability, depending on certain criteria provided in ASC 718, Stock Based Compensation. This classification affects whether the measurement of fair value is fixed (i.e., measured only once) on the grant date or whether fair value will be remeasured each reporting period until settled. On the grant date, the estimate of equity-classified awards' fair value would be fixed, the cumulative amount of previously recognized compensation cost would be adjusted, and the Company would no longer have to remeasure the award. If the award is liability-classified, the awards would continue to be marked to fair value each reporting period until settlement. The Company recognizes compensation cost for awards with performance conditions if and when it concludes that it is probable that the performance conditions will be achieved. The Company assesses the probability of vesting (i.e., that the performance conditions will be met) at each reporting period and, if required, adjusts compensation cost based on its probability assessment.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of temporary cash investments including due from banks, interest-bearing deposits with banks and real estate loans receivable. A significant portion of real estate loans are collateralized by property in the New York metropolitan area. The ultimate collectability of these loans may be susceptible to changes in the real estate market in this area.

Leases

As of December 31, 2022, the Company follows ASC 842, Leases. The Company's real estate leases are recognized as operating leases. The related ROU lease assets and liabilities are recognized to reflect our right to use the underlying assets and contractual obligations associated with future rent payments. ROU assets are included in other assets and lease liabilities are included in other liabilities on the consolidated statements of financial condition. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. On a periodic basis, ROU assets are assessed for impairment and an impairment loss would be recognized if the carrying amount of the ROU asset is not recoverable. See "NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS," for a discussion on the adoption of this ASC.

Prior to 2022, operating leases were not recognized on the Company's consolidated statements of financial condition. Operating lease expense for lease payments were recognized on a straight-line basis over the lease term in the Company's consolidated statements of operations.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the assets by the straight-line method with useful lives ranging from three to thirty years. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated lives of the improvements.

Other Investments

Other investments include FRB and FHLB stock. The Company is a member of the FRB and the FHLB systems. FHLB members are required to own membership stock and purchase activity-based stock that is based on the level of outstanding borrowings. FRB and FHLB stock are carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income. The Company held FRB and FHLB stock of $11.4 million and $25.6 million, respectively, as of December 31, 2023. As of December 31, 2022, the Company held FRB and FHLB stock of $11.4 million and $9.2 million, respectively. Other investments at December 31, 2023 and 2022 also includes a $1.5 million and $1.0 million investment in The Disability Opportunity Fund, respectively, which is an equity equivalent investment in a community development financial institution.

Derivatives

On occasion, the Company enters into derivative contracts as a part of its asset liability management strategy to help manage its interest rate risk position. The derivatives are designated as cash flow hedges. A cash flow hedge is a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability. For a cash flow hedge, the gain or loss on the derivative is reported in accumulated other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. Changes in the fair value of the derivative that are not highly effective in hedging the changes in expected cash flows of the hedged item are recognized immediately in current earnings. The amounts are reclassified to earnings in the same income statement line item that is used to present the earnings effect of the hedged item when the hedged item affects earnings.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk management objective and the strategy for undertaking hedged transactions at the inception of the hedging relationship. The documentation includes linking the cash flow hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions or group of forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, or treatment of the derivative as a hedge is no longer appropriate or intended.

When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were in accumulated other comprehensive income are amortized into earnings over the same periods in which the hedged transactions will affect earnings. If the forecasted transaction is deemed probable to not occur, the derivative gain or loss reported in accumulated other comprehensive income is reclassified into current earnings.

The Company also periodically enters into certain commercial loan interest rate swap agreements to provide commercial loan customers the ability to convert loans from variable to fixed interest rates. These derivative instruments are marked to market in earnings with changes in fair value reported as non-interest income.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses and reclassification to earnings related to AFS securities and unrealized gain (loss) related to the cash flow hedges.

Restrictions on Cash

At December 31, 2023 and 2022, Overnight deposits included $236.4 million and $226.7 million, respectively, of cash on hand or on deposit with the FRB to meet regulatory reserve and clearing requirements. Also included in cash was $11.5 million and $13.3 million of cash held in escrow and collateral accounts for third-party debit card program managers at December 31, 2023 and 2022, respectively. Additionally, there was $726,000 and $693,000 of cash pledged for a related collateral account at December 31, 2023 and 2022, respectively.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during the applicable period, including outstanding participating securities. Diluted earnings per common share is computed using the weighted average number of shares determined for the basic computation plus the dilutive effect of potential common shares issuable under certain stock compensation plans. Unvested share-based awards and preferred shares that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are included in the computation of earnings per share pursuant to the two-class method.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. A valuation allowance is recorded, as necessary, to reduce deferred tax assets to an estimated amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of liquid markets for certain items. Changes in assumptions or in market conditions could significantly affect the estimates.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Reclassifications

Some items in the prior year financial statements may have been reclassified to conform to the current presentation. Reclassification had no effect on prior year net income or stockholders' equity.

Operating Segment

While department heads monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS

Pursuant to the JOBS Act, an EGC is provided the option to adopt new or revised accounting standards that may be issued by the FASB or the SEC either (i) within the same periods as those otherwise applicable to non-EGCs or (ii) within the same time periods as private companies. The Company's EGC status ended on December 31, 2022, which was the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act of 1933.

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842), which requires lessees to recognize a lease liability for the obligation to make lease payments and a corresponding ROU asset representing the right to use the underlying asset for the lease term on the balance sheet. The Company adopted this guidance on December 31, 2022 with an effective date of January 1, 2022. This guidance was adopted using a modified retrospective approach. The Company recorded lease assets and liabilities of $44.3 million and $48.4 million, respectively. In accordance with the guidance, $4.1 million of deferred rent was reclassified from liabilities and netted with the ROU asset. There was no cumulative effect adjustment recorded to retained earnings upon adoption.

In June 2016, the FASB issued ASC 326, which requires the measurement of all expected credit losses for financial assets held at amortized cost to be based on historical experience, current condition, and reasonable and supportable forecasts. ASU 2016-2013 requires that financial institutions and other organizations will use forward-looking information to better inform their credit loss estimates. This guidance also amends the accounting for credit losses on AFS debt securities and purchased financial assets with credit deterioration. The Company adopted this guidance effective January 1, 2023 using a modified retrospective approach. The Company recorded a cumulative effect adjustment that increased the allowance for credit losses for loans and loan commitments by $3.0 million, increased deferred tax assets by $777,000 and decreased retained earnings by $2.1 million, net of tax.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (ASC 326): Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance for TDRs by creditors while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The Company adopted this guidance effective January 1, 2023, which did not have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (ASC 350): Simplifying the Test for Goodwill Impairment, which eliminates the second step in the goodwill impairment test, which requires an entity to determine the implied fair value of the reporting unit's goodwill. Instead, an entity should recognize an impairment loss if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, with the impairment loss not to exceed the amount of goodwill allocated to the reporting unit. The Company adopted the standard beginning January 1, 2021, which did not have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (ASC 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU were effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications at the instrument level as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. In January 2021 the FASB issued ASU 2021-01. The amendments in this ASU clarify that certain optional expedients and exceptions in ASC 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. Specifically, certain provisions in ASC 848, if elected by an entity, apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform.

In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (ASC 848): Deferral of Sunset Date of Topic 848. ASU 2022-06 defers the sunset date of ASC 848 from December 31, 2022, to December 31, 2024 because the current relief in ASC 848 did not cover the June 30, 2023 cessation date for the overnight 1-, 3-, 6-, and 12-month tenors of USD LIBOR. The Company's LIBOR-based instruments included loans and trust preferred security liabilities. The required transition has been implemented successfully and LIBOR is no longer offered to clients as a floating rate loan index. The trust preferred securities have transitioned to SOFR.

NOTE 4 — INVESTMENT SECURITIES

The following tables summarizes the amortized cost and fair value of AFS and HTM debt securities and equity investments and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) and gross unrecognized gains and losses recognized in earnings (in thousands):

At December 31, 2023	Amortized Cost	Gross Unrealized/ Unrecognized Gains	Gross Unrealized/ Unrecognized Losses	Fair Value
Available-for-Sale Securities:				
U.S. Government agency securities	$ 67,997	$ —	$ (6,222)	$ 61,775
U.S. State and Municipal securities	11,496	—	(1,797)	9,699
Residential MBS	419,331	1,198	(68,609)	351,920
Commercial MBS	36,879	71	(2,366)	34,584
Asset-backed securities	3,287	—	(58)	3,229
Total securities available-for-sale	$ 538,990	$ 1,269	$ (79,052)	$ 461,207
Held-to-Maturity Securities:				
U.S. Treasury securities	$ 29,895	$ —	$ (1,412)	$ 28,483
U.S. State and Municipal securities	15,569	—	(1,574)	13,995
Residential MBS	415,306	—	(60,556)	354,750
Commercial MBS	8,090	—	(1,066)	7,024
Total securities held-to-maturity	$ 468,860	$ —	$ (64,608)	$ 404,252
Equity Investments:				
CRA Mutual Fund	$ 2,410	$ —	$ (287)	$ 2,123
Total equity investment securities	$ 2,410	$ —	$ (287)	$ 2,123

At December 31, 2022	Amortized Cost	Gross Unrealized/ Unrecognized Gains	Gross Unrealized/ Unrecognized Losses	Fair Value
Available-for-Sale Securities:				
U.S. Government agency securities	$ 67,996	$ —	$ (8,624)	$ 59,372
U.S. State and Municipal securities	11,649	—	(2,437)	9,212
Residential MBS	413,998	279	(75,729)	338,548
Commercial MBS	37,069	10	(2,229)	34,850
Asset-backed securities	3,953	—	(188)	3,765
Total securities available-for-sale	$ 534,665	$ 289	$ (89,207)	$ 445,747
Held-to-Maturity Securities:				
U.S. Treasury securities	$ 29,852	$ —	$ (2,223)	$ 27,629
U.S. State and Municipal securities	15,814	—	(2,609)	13,205
Residential MBS	456,648	—	(67,027)	389,621
Commercial MBS	8,111	—	(1,276)	6,835
Total securities held-to-maturity	$ 510,425	$ —	$ (73,135)	$ 437,290
Equity Investments:				
CRA Mutual Fund	$ 2,358	$ —	$ (310)	$ 2,048
Total equity investment securities	$ 2,358	$ —	$ (310)	$ 2,048

The following table summarizes the proceeds and associated gains and (losses) from sales and calls of securities (in thousands):

	Year ended December 31,		
	2023	**2022**	**2021**
Proceeds	$ —	$ —	$ 43,241
Gross gains	$ —	$ —	$ 609
Tax impact	$ —	$ —	$ (197)

The tables below summarize, by contractual maturity, the amortized cost and fair value of debt securities. The tables do not include the effect of principal repayments or scheduled principal amortization. Equity securities, primarily investment in mutual funds, have been excluded from the table. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

At December 31, 2023	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**
Due within 1 year	$ —	$ —	$ —	$ —
After 1 year through 5 years	37,984	35,507	65,822	60,757
After 5 years through 10 years	1,112	1,044	22,163	21,174
After 10 years	429,764	367,701	451,005	379,276
Total Securities	$ 468,860	$ 404,252	$ 538,990	$ 461,207

At December 31, 2022	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**
Due within 1 year	$ —	$ —	$ —	$ —
After 1 year through 5 years	29,852	27,630	54,736	48,959
After 5 years through 10 years	9,505	8,130	36,043	32,872
After 10 years	471,068	401,530	443,886	363,916
Total Securities	$ 510,425	$ 437,290	$ 534,665	$ 445,747

There were $845.7 million and $25.0 million of securities pledged to support wholesale funding, and to a lesser extent certain other types of deposits, at December 31, 2023 and 2022, respectively.

At December 31, 2023 and 2022, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity. At December 31, 2023 and 2022, all Residential and Commercial MBS held by the Company were issued by U.S. government-sponsored entities and agencies.

At December 31, 2023, debt securities with unrealized/unrecognized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows (in thousands):

At December 31, 2023	Less than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized/ Unrecognized Losses	Estimated Fair Value	Unrealized/ Unrecognized Losses	Estimated Fair Value	Unrealized/ Unrecognized Losses
Available-for-Sale Securities:						
U.S. Government agency securities....	$ —	$ —	$ 61,775	$ (6,222)	$ 61,775	$ (6,222)
U.S. State and Municipal securities....	—	—	9,699	(1,797)	9,699	(1,797)
Residential MBS...................	—	—	292,970	(68,609)	292,970	(68,609)
Commercial MBS..................	10,873	(198)	13,322	(2,168)	24,195	(2,366)
Asset-backed securities	—	—	3,229	(58)	3,229	(58)
Total securities available-for-sale....	$ 10,873	$ (198)	$ 380,995	$ (78,854)	$ 391,868	$ (79,052)
Held-to-Maturity Securities:						
U.S. Treasury securities	$ —	$ —	$ 28,483	$ (1,412)	$ 28,483	$ (1,412)
U.S. State and Municipal securities....	—	—	13,995	(1,574)	13,995	(1,574)
Residential MBS...................	—	—	354,750	(60,556)	354,750	(60,556)
Commercial MBS..................	—	—	7,024	(1,066)	7,024	(1,066)
Total securities held-to-maturity.....	$ —	$ —	$ 404,252	$ (64,608)	$ 404,252	$ (64,608)

Except for U.S. State and Municipal securities, the Company has a zero loss expectation for its HTM securities portfolio, and therefore has no ACL related to these securities. Obligations of U.S. State and Municipal securities were rated investment grade at December 31, 2023 and the associated ACL was immaterial.

AFS securities in unrealized loss positions are evaluated for impairment related to credit losses on a quarterly basis. The unrealized losses on AFS securities are primarily due to the changes in market interest rates subsequent to purchase. In addition, the Company does not intend, nor would it be required to sell, these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result, no ACL was recognized during the year ended December 31, 2023.

At December 31, 2022, debt securities with unrealized/unrecognized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows (in thousands):

At December 31, 2022	Less than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized/ Unrecognized Losses	Estimated Fair Value	Unrealized/ Unrecognized Losses	Estimated Fair Value	Unrealized/ Unrecognized Losses
Available-for-Sale Securities:						
U.S. Government agency securities...	$ —	$ —	$ 59,372	$ (8,624)	$ 59,372	$ (8,624)
U.S. State and Municipal securities...	2,546	(527)	6,666	(1,910)	9,212	(2,437)
Residential MBS.................	19,576	(1,654)	305,936	(74,075)	325,512	(75,729)
Commercial MBS................	13,406	(198)	11,386	(2,031)	24,792	(2,229)
Asset-backed securities	—	—	3,765	(188)	3,765	(188)
Total securities available-for-sale ...	$ 35,528	$ (2,379)	$ 387,125	$ (86,828)	$ 422,653	$ (89,207)
Held-to-Maturity Securities:						
U.S. Treasury securities	$ 18,683	$ (1,365)	$ 8,946	$ (858)	$ 27,629	$ (2,223)
U.S. State and Municipal securities...	13,205	(2,609)	—	—	13,205	(2,609)
Residential MBS.................	162,960	(19,625)	226,661	(47,402)	389,621	(67,027)
Commercial MBS................	—	—	6,835	(1,276)	6,835	(1,276)
Total securities held-to-maturity	$ 194,848	$ (23,599)	$ 242,442	$ (49,536)	$ 437,290	$ (73,135)

Prior to the adoption of ASC 326 on January 1, 2023, the Company evaluated these securities for OTTI. The Company did not consider these securities to be OTTI at December 31, 2022 since the decline in market value was attributable to changes in interest rates and not to changes in credit quality. In addition, the Company did not intend to sell and did not believe that it is more likely than not that it would be required to sell these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result, no impairment loss was recognized during the year ended December 31, 2022.

NOTE 5 — LOANS

Loans, net of deferred fees and costs, consist of the following (in thousands):

	At December 31, 2023	At December 31, 2022
Real estate		
Commercial...	$ 3,857,711	$ 3,254,508
Construction	153,512	143,693
Multi-family	467,536	468,540
One-to four-family	94,704	53,207
Total real estate loans.............................	4,573,463	3,919,948
Commercial and industrial	1,051,463	908,616
Consumer..	17,086	24,931
Total loans......................................	5,642,012	4,853,495
Deferred fees, net of origination costs......................	(17,215)	(12,972)
Loans, net of deferred fees and costs	5,624,797	4,840,523
Allowance for credit losses	(57,965)	(44,876)
Net loans......................................	$ 5,566,832	$ 4,795,647

There were $3.3 billion and $2.4 billion of loans pledged to support wholesale funding at December 31, 2023 and 2022, respectively.

The following tables present the activity in the ACL by segment. The portfolio segments represent the categories that the Company uses to determine its ACL (in thousands):

Year ended December 31, 2023	Commercial Real Estate	Commercial & Industrial	Construction	Multi-family	One-to four-Family	Consumer	Total
Allowance for credit losses:							
Beginning balance	$ 29,496	$ 10,274	$ 1,983	$ 2,823	$ 105	$ 195	$ 44,876
Cumulative effect of changes in accounting principle	48	471	424	705	181	421	2,250
Provision/(credit) for credit losses	6,091	1,408	(642)	4,687	377	137	12,058
Loans charged-off	—	(946)	—	—	—	(273)	(1,219)
Recoveries	—	—	—	—	—	—	—
Total ending allowance balance	$ 35,635	$ 11,207	$ 1,765	$ 8,215	$ 663	$ 480	$ 57,965

Year ended December 31, 2022	Commercial Real Estate	Commercial & Industrial	Construction	Multi-family	One-to four-Family	Consumer	Total
Allowance for credit losses:							
Beginning balance	$ 22,216	$ 7,708	$ 2,105	$ 2,156	$ 140	$ 404	$ 34,729
Provision/(credit) for credit losses	7,280	2,540	(122)	667	(35)	(214)	10,116
Loans charged-off	—	—	—	—	—	—	—
Recoveries	—	26	—	—	—	5	31
Total ending allowance balance	$ 29,496	$ 10,274	$ 1,983	$ 2,823	$ 105	$ 195	$ 44,876

Net charge-offs (recoveries) for the years ended December 31, 2023 and 2022 were $1.2 million and $(31,000), respectively.

The following tables present the activity in the ACL for unfunded loan commitments (in thousands):

	Year ended December 31,	
	2023	2022
Balance at the beginning of period	$ 180	$ 180
Cumulative effect of changes in accounting principle	777	—
Provision/(credit) for credit losses	225	—
Total ending allowance balance	$ 1,182	$ 180

The following tables present the balance in the ACL and the recorded investment in loans by portfolio segment based on impairment method (in thousands):

At December 31, 2023	Commercial Real Estate	Commercial & Industrial	Construction	Multi-family	One-to four-Family	Consumer	Total
Allowance for credit losses:							
Individually assessed	$ —	$ —	$ —	$ 5,002	$ —	$ 64	$ 5,066
Collectively assessed	35,635	11,207	1,765	3,213	663	416	52,899
Total ending allowance balance	$ 35,635	$ 11,207	$ 1,765	$ 8,215	$ 663	$ 480	$ 57,965
Loans:							
Individually assessed	$ 40,955	$ 6,934	$ —	$ 20,939	$ —	$ 104	$ 68,932
Collectively assessed	3,816,756	1,044,529	153,512	446,597	94,704	16,982	5,573,080
Total ending loan balance	$ 3,857,711	$ 1,051,463	$ 153,512	$ 467,536	$ 94,704	$ 17,086	$ 5,642,012

At December 31, 2022	Commercial Real Estate	Commercial & Industrial	Construction	Multi-family	One-to four-Family	Consumer	Total
Allowance for credit losses:							
Individually assessed	$ —	$ —	$ —	$ —	$ —	$ 24	$ 24
Collectively assessed	29,496	10,274	1,983	2,823	105	171	44,852
Total ending allowance balance	$ 29,496	$ 10,274	$ 1,983	$ 2,823	$ 105	$ 195	$ 44,876
Loans:							
Individually assessed	$ 26,740	$ —	$ —	$ —	$ 899	$ 24	$ 27,663
Collectively assessed	3,227,768	908,616	143,693	468,540	52,308	24,907	4,825,832
Total ending loan balance	$ 3,254,508	$ 908,616	$ 143,693	$ 468,540	$ 53,207	$ 24,931	$ 4,853,495

The following tables present the recorded investment in non-accrual loans, loans past due over 90 days and still accruing by class of loans (in thousands):

At December 31, 2023	Nonaccrual	Nonaccrual Without an ACL	Loans Past Due Over 90 Days Still Accruing
Commercial real estate	$ 24,000	$ 24,000	$ —
Commercial & industrial	6,934	6,934	—
Multi-family	20,939	—	—
Consumer	24	—	—
Total	$ 51,897	$ 30,934	$ —

At December 31, 2022	Nonaccrual	Nonaccrual Without an ACL	Loans Past Due Over 90 Days Still Accruing
Consumer	$ 24	$ —	$ —
Total	$ 24	$ —	$ —

Interest income on nonaccrual loans recognized on a cash basis for the years ended December 31, 2023 and 2022 was immaterial.

The following table presents the aging of the recorded investment in past due loans by class of loans (in thousands):

At December 31, 2023	30-59 Days	60-89 Days	90 Days and greater	Total past due	Current loans	Total
Commercial real estate	$ —	$ —	$ 24,000	$ 24,000	$ 3,833,711	$ 3,857,711
Commercial & industrial	20	18	6,934	6,973	1,044,490	1,051,463
Construction	—	—	—	—	153,512	153,512
Multi-family	—	—	20,939	20,939	446,597	467,536
One-to four-family	612	—	—	612	94,092	94,704
Consumer	—	—	24	24	17,062	17,086
Total	$ 632	$ 18	$ 51,897	$ 52,548	$ 5,589,464	$ 5,642,012

At December 31, 2022	30-59 Days	60-89 Days	90 Days and greater	Total past due	Current loans	Total
Commercial real estate	$ —	$ 24,000	$ —	$ 24,000	$ 3,230,508	$ 3,254,508
Commercial & industrial	37	—	—	37	908,579	908,616
Construction	—	—	—	—	143,693	143,693
Multi-family	8,000	—	—	8,000	460,540	468,540
One-to four-family	—	—	—	—	53,207	53,207
Consumer	21	—	24	45	24,886	24,931
Total	$ 8,058	$ 24,000	$ 24	$ 32,082	$ 4,821,413	$ 4,853,495

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Except for one-to four-family loans and consumer loans, the Company analyzes loans individually by classifying the loans as to credit risk at least annually. For one-to four-family loans and consumer loans, the Company evaluates credit quality based on the aging status of the loan, which was previously presented. An analysis is performed on a quarterly basis for loans classified as special mention, substandard, or doubtful. The Company uses the following definitions for risk ratings:

Special Mention – Loans classified as special mention have a potential weakness that deserves management's attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company's credit position at some future date.

Substandard – Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The following table presents loan balances by credit quality indicator and year of origination at December 31, 2023 (in thousands):

	2023	2022	2021	2020	2019	2018 & Prior	Revolving	Total
CRE								
Pass	$1,500,873	$1,268,550	$512,497	$128,320	$200,304	$83,309	$44,672	$3,738,525
Special Mention	24,500	38,867	14,561	304	—	—	—	78,232
Substandard	—	40,954	—	—	—	—	—	40,954
Total	$1,525,373	$1,348,371	$527,058	$128,624	$200,304	$83,309	$44,672	$3,857,711
Construction								
Pass	$84,881	$56,065	$—	$—	$—	$—	$12,566	$153,512
Total	$84,881	$56,065	$—	$—	$—	$—	$12,566	$153,512
Multi-family								
Pass	$115,761	$114,652	$51,768	$23,655	$34,533	$69,510	$6,415	$416,294
Special Mention	—	30,303	—	—	—	—	—	30,303
Substandard	—	—	20,939	—	—	—	—	20,939
Total	$115,761	$144,955	$72,707	$23,655	$34,533	$69,510	$6,415	$467,536
One-to four-family								
Current	$45,000	$4,081	$—	$9,784	$12,157	$23,682	$—	$94,704
Total	$45,000	$4,081	$—	$9,784	$12,157	$23,682	$—	$94,704
Commercial and industrial								
Pass	$178,814	$252,359	$98,753	$23,943	$14,390	$5,904	$402,247	$976,410
Special Mention	3,840	33,918	—	2,080	—	—	28,281	68,119
Substandard	3,435	—	—	—	—	—	3,499	6,934
Total	$186,089	$286,277	$98,753	$26,023	$14,390	$5,904	$434,027	$1,051,463
Consumer								
Current	$—	$—	$—	$—	$—	$17,062	$—	$17,062
Past due	—	—	—	—	—	24	—	24
Total	$—	$—	$—	$—	$—	$17,086	$—	$17,086
Charge-offs								
Commercial and industrial	$—	$—	$915	$—	$—	$31	$—	$946
Consumer	—	—	—	—	—	273	—	273
	$—	$—	$915	$—	$—	$304	$—	$1,219

At December 31, 2023, there were $41.0 million and $20.9 million of CRE and Multi-family substandard classified collateral dependent loans, respectively. There were no loan modifications where the borrower was experiencing financial difficulty for the year ended December 31, 2023.

The following tables present loans individually evaluated for impairment pursuant to the disclosure requirements prior to the adoption of ASC 326 on January 1, 2023 (in thousands). For loans evaluated by credit risk ratings, the following table presents loan balances by credit quality indicator and by class of loans at December 31, 2022 (in thousands):

At December 31, 2022	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate	$ 3,192,212	$ 35,881	$ 26,415	$ —	$ 3,254,508
Commercial & industrial	876,867	31,749	—	—	908,616
Construction	143,693	—	—	—	143,693
Multi-family	468,540	—	—	—	468,540
Total	$ 4,681,312	$ 67,630	$ 26,415	$ —	$ 4,775,357

The following tables present loans individually evaluated for impairment (in thousands). The recorded investment in loans excludes accrued interest receivable and loan origination fees.

	At December 31, 2022			Year ended December 31, 2022	
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
With an allowance recorded:					
Consumer	$ 24	$ 24	$ 24	$ 79	$ —
Total	$ 24	$ 24	$ 24	$ 79	$ —
Without an allowance recorded:					
One-to four-family	$ 1,176	$ 899	$ —	$ 832	$ 31
CRE	27,984	26,740	—	30,142	1,041
Total	$ 29,160	$ 27,639	$ —	$ 30,974	$ 1,072

	At December 31, 2021			Year ended December 31, 2021	
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
With an allowance recorded:					
One-to four-family	$ 577	$ 447	$ 26	$ 462	$ 21
Consumer	302	302	170	1,766	84
C&I	—	—	—	2,726	—
Total	$ 879	$ 749	$ 196	$ 4,954	$ 105
Without an allowance recorded:					
One-to four-family	$ 646	$ 499	$ —	$ 509	$ 26
CRE	38,518	38,518	—	15,975	325
C&I	—	—	—	77	—
Total	$ 39,164	$ 39,017	$ —	$ 16,561	$ 351

COVID-19

As of December 31, 2023, the Company had no loans that were modified in accordance with the COVID-19 Guidance and the CARES Act. As of December 31, 2022, the Company had one loan amounting to $20.8 million, or 0.43% of total loans, that was modified in accordance with the COVID-19 Guidance and the CARES Act. Included in C&I loans at December 31, 2023 and 2022 were $54,000 and $97,000, respectively, of PPP loans.

NOTE 6 — LEASES

The Company leases its corporate office, banking centers and loan production offices. The following tables present the Company's lease cost and other information related to its operating leases (dollars in thousands):

	At December 31,			
	2023		2022	
Supplemental balance sheet information:				
Lease assets	$	42,245	$	44,339
Lease liabilities	$	46,430	$	48,364
Weighted average remaining lease term in years		10.5		11.2
Weighted average discount rate		2.44 %		2.26 %
Components of lease cost:				
Operating lease cost	$	5,290	$	5,405
Supplemental cash flow information:				
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash outflows from operating leases	$	5,191	$	4,864
Non-cash activity related to lease assets:				
Lease assets obtained from new operating lease liabilities	$	2,036	$	—

The following table presents the remaining maturity of lease liabilities as well as the reconciliation of undiscounted lease payments to the discounted operating lease liabilities (in thousands):

	At December 31,			
	2023		2022	
Lease liabilities maturing in:				
2024	$	5,012	$	5,202
2025		5,257		4,976
2026		5,274		4,990
2027		4,899		5,008
2028		4,486		4,632
Thereafter		27,953		30,276
Total	$	52,881	$	55,084
Less: Present value discount		(6,451)		(6,720)
Total lease liabilities	$	46,430	$	48,364

Total rent expense for the year ended December 31, 2021 was $4.9 million.

NOTE 7 — PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows (in thousands):

	At December 31,	
	2023	2022
Furniture and Equipment	$ 16,175	$ 14,451
Land, buildings and improvements	13,479	13,479
Leasehold Improvements	24,636	20,595
Total Premises and Equipment	54,290	48,525
Less accumulated depreciation and amortization	(19,225)	(16,656)
Total Premises and Equipment, net	$ 35,065	$ 31,869

Depreciation and amortization expense amounted to $2.6 million, $2.5 million and $2.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 8 — DEPOSITS

Deposits consisted of the following (in thousands):

	At December 31,	
	2023	2022
Noninterest bearing demand accounts	$ 1,837,874	$ 2,422,151
Money market	3,856,975	2,792,554
Savings accounts	7,043	11,144
Time deposits	35,400	52,063
Total deposits	$ 5,737,292	$ 5,277,912

Time deposits greater than $250,000 at December 31, 2023 and 2022 were $21.2 million and $30.8 million, respectively.

The following table presents the scheduled annual maturities of time deposits (in thousands):

	At December 31, 2023
2024	$ 31,835
2025	2,614
2026	349
2027	479
2028	123
Total time deposits	$ 35,400

NOTE 9 — BORROWINGS

Federal Funds Purchased and FHLB Advances

Federal funds purchased and FHLBNY advances consisted of the following (in thousands):

	At December 31, 2023	At December 31, 2022	Interest Expense Year Ended December 31, 2023	2022	2021
Federal funds purchased and securities sold under agreements to repurchase	$ 99,000	$ 150,000	$ 5,651	$ 601	$ —
Federal Home Loan Bank of New York advances	$ 440,000	$ 100,000	$ 17,321	$ 292	$ —

Federal funds purchased are generally overnight transactions and had a weighted average interest rate of 5.53% at December 31, 2023. The FHLBNY advances are generally short-term transactions and have a fixed weighted average interest rate of 5.54%. There were no securities sold under agreements to repurchase outstanding as December 31, 2023 and 2022.

At December 31, 2023, the Company had cash on deposit with the Federal Reserve Bank of New York and available secured wholesale funding borrowing capacity of $3.1 billion.

Trust Preferred Securities Payable

On December 7, 2005, the Company established MetBank Capital Trust I, a Delaware statutory trust ("Trust I"). The Company received all of the common stock of Trust I in exchange for contributed capital of $310,000. Trust I issued $10.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust I's common capital securities, in the Company through the purchase of $10.3 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures") issued by the Company. The Debentures, the sole assets of Trust I, mature on December 9, 2035 and are callable at any time. At December 31, 2023, the Debentures bore interest at a floating rate of three-month SOFR plus 1.85%. At December 31, 2022 the Debentures bore interest at a floating rate of three-month LIBOR plus 1.85%. The interest rates were 7.51% and 5.93% as of December 31, 2023 and 2022, respectively. See "NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS," for a discussion on the adoption of ASU 2020-04, Reference Rate Reform (ASC 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.

On July 14, 2006, the Company established MetBank Capital Trust II, a Delaware statutory trust ("Trust II"). The Company received all of the common stock of Trust II in exchange for contributed capital of $310,000. Trust II issued $10 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust II's common capital securities, in the Company through the purchase of $10.3 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures II") issued by the Company. The Debentures II, the sole assets of Trust II, mature on October 7, 2036 and are callable at any time. At December 31, 2023, the Debentures bore interest at a floating rate of three-month SOFR plus 2.00%. At December 31, 2022 the Debentures bore interest at a floating rate of three-month LIBOR plus 2.00%. The interest rates were 7.66% and 6.08% as of December 31, 2023 and 2022, respectively. See "NOTE 3—SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS," for a discussion on the adoption of ASU 2020-04, Reference Rate Reform (ASC 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.

The Company is not considered the primary beneficiary of these trusts; therefore, the trusts are not consolidated in the Company's financial statements. Interest on the subordinated debentures may be deferred by the Company at any time or from time to time for a period not exceeding twenty consecutive quarterly payments (5 years), provided there is no event of default. At the end of the deferral period, the Company must pay accrued interest, at which point it may elect a new deferral period provided that no deferral may extend beyond maturity.

The investments in the common stock of Trust I and Trust II are included in other assets on the consolidated statements of financial condition. The subordinated debentures may be included in Tier 1 capital (with certain applicable limitations) under current regulatory guidelines and interpretations.

Subordinated Debt

On March 8, 2017, the Company issued $25.0 million of subordinated notes to accredited institutional investors. The subordinated notes had a maturity date of March 15, 2027 and an interest rate of 6.25% per annum. During the first quarter of 2022, the Company redeemed all of the subordinated debt, plus accrued interest.

NOTE 10 — INCOME TAXES

Income tax expense consisted of the following (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Current			
Federal	$ 21,503	$ 27,311	$ 16,883
State and local	10,947	14,162	12,252
Total current	32,450	41,473	29,135
Deferred			
Federal	(2,662)	(1,919)	(405)
State and local	(138)	(2,081)	285
Total deferred	(2,800)	(4,000)	(120)
Total income tax expense	$ 29,650	$ 37,473	$ 29,015

Deferred tax assets and liabilities consist of the following (in thousands):

	At December 31,	
	2023	2022
Deferred tax assets:		
Allowance for credit losses	$ 17,219	$ 13,698
Lease liabilities	13,793	14,782
Net unrealized loss on securities available for sale	23,098	27,084
Off balance sheet reserves	351	55
Restricted stock	1,666	1,140
Tangible asset	3	7
Non-qualified stock options	—	285
Other	147	95
Total gross deferred tax assets	56,277	57,146
Deferred tax liabilities:		
Right of use lease asset	12,550	13,551
Depreciation and amortization	4,024	4,390
Net unrealized gain on interest rate derivatives	825	3,302
Prepaid assets	748	548
Other	—	—
Total gross deferred tax liabilities	18,147	21,791
Net deferred tax asset, included in other assets	$ 38,130	$ 35,355

The following is a reconciliation of the Company's statutory federal income tax rate to its effective tax rate (in thousands):

	For the year ended December 31,					
	2023		2022		2021	
	Tax expense/ (benefit)	Rate	Tax expense/ (benefit)	Rate	Tax expense/ (benefit)	Rate
Pretax income at statutory rates	$ 22,453	21.00 %	$ 20,349	21.00 %	$ 18,810	21.00 %
State and local taxes, net of federal income tax benefit	8,539	7.99	9,544	9.85	9,904	11.06
Nondeductible expenses	(940)	(0.88)	8,175	8.44	680	0.76
Equity compensation	(1,063)	(0.99)	(302)	(0.31)	(467)	(0.52)
Tax-exempt income, net	(104)	(0.10)	(106)	(0.11)	(51)	(0.06)
Other	765	0.71	(187)	(0.20)	139	0.15
Effective income tax expense/rate	$ 29,650	27.73 %	$ 37,473	38.67 %	$ 29,015	32.39 %

The Company and the Bank filed consolidated Federal, California, Connecticut, Kentucky, Massachusetts, New Jersey, New York State, New York City, and Tennessee income tax returns in 2022 and 2023. The Bank is subject to Alabama, Florida, and Missouri income taxes on a separate company basis.

As of December 31, 2023 and 2022, there are no unrecognized tax benefits, and the Company does not expect this to significantly change in the next twelve months. Except for California, Kentucky, and New Jersey, the Company is no longer subject to examination by the U.S. federal and state or local tax authorities for years prior to 2020. California, Kentucky, and New Jersey are no longer subject to examination for years prior to 2019. As of December 31, 2023, the Company was under audit in New York for the 2018 tax year, and in New York City for the 2019, 2020 and 2021 tax years. Due to the New York State audit, the 2018 and 2019 tax year for New York State statute of limitations has been extended to December 31, 2024. Due to the New York City audits, the 2019 tax year New York City statute of limitation has been extended to December 31, 2024.

As of December 31, 2023, the Company had net deferred tax assets of $38.1 million. These deferred tax assets can only be realized if the Company generates taxable income in the future. The Company regularly evaluates the feasibility of the deferred tax asset positions. In determining whether a valuation allowance is necessary, the Company considers the level of taxable income in prior years to the extent that carrybacks are permitted under current tax laws, as well as estimates of future pre-tax and taxable income and tax planning strategies that would, if necessary, be implemented. The Company expects to realize the deferred tax assets over the allowable carryback and/or carryforward periods. Therefore, no valuation allowance was deemed necessary against the deferred tax assets as of December 31, 2023. However, if an unanticipated event occurred that materially changed pre-tax and taxable income in future periods, a valuation allowance may become necessary and could have a material effect on our consolidated financial statements.

NOTE 11 — RELATED PARTY TRANSACTIONS

Deposits from principal officers, directors, and their affiliates at December 31, 2023 and 2022 were $769,000 and $4.6 million, respectively.

On August 15, 2016, the Company made a loan to an executive officer of the Company, which was subsequently extended on August 15, 2021, in the amount of $780,000 and having an interest rate of 2.1% per annum (the "2021 Loan"). On March 6, 2023, the Company purported to make a loan to this executive officer in the amount of $7.5 million with a fixed interest rate of 5.7% per annum (the "2023 Loan"), and the executive officer used substantially all of the proceeds of the 2023 Loan to pay the exercise price in connection with the exercise of certain existing stock options (the "Option Shares") and satisfy withholding tax obligations in connection with such exercise (the "Option Exercise").

In connection with the preparation of the proxy statement for the Company's 2023 annual meeting of stockholders, the Company's management and Executive Committee of the Board of Directors, along with outside counsel, reevaluated the 2023 Loan as well as the 2021 Loan. As part of this reevaluation, the Company determined that the 2023 Loan and the 2021 Loan were likely impermissible under applicable law and/or regulations. As a result of these determinations, and to the extent that the 2023 Loan and the Option Exercise were not void as a matter of law, on April 26, 2023, the Company and the executive officer entered into a Rescission Agreement (the "Rescission Agreement"). The Rescission Agreement provided, among other things, (i) that the 2023 Loan and the Option Exercise would be rescinded and deemed null and void, (ii) that payments made in respect of the 2023 Loan, if any, would be returned, and (iii) that any dividends received by the executive officer in respect of the Option Shares have been returned or repaid to the Company. In connection with the entry into the Rescission Agreement, the executive officer repaid, in full, the 2021 Loan. The aggregate amount of extensions of credit to the Company's directors, executive officers, principal stockholders and their associates was $0 and $780,000 at December 31, 2023 and 2022, respectively.

In the third quarter of 2023, the executive officer exercised the 220,200 existing stock options on a net share settlement basis, resulting in the issuance of 71,655 shares of the Company's common stock.

NOTE 12 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Other than derivative contracts, the Company did not have any liabilities that were measured at fair value at December 31, 2023 and December 31, 2022. AFS securities are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets or liabilities on a non-recurring basis, such as certain loans where the carrying value is based on the fair value of the underlying collateral. These non-recurring fair value adjustments generally involve the write-down of individual assets due to impairment losses.

Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and Liabilities Measured on a Recurring Basis

Assets measured on a recurring basis are limited to the Company's AFS securities portfolio, equity investments, and derivative contracts. The AFS portfolio is carried at estimated fair value with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in shareholders' equity. Equity investments are carried at estimated fair value with changes in fair value reported as "unrealized gain/(loss)" on the statements of operations. Outstanding derivative contracts designated as cash flow hedges are carried at estimated fair value with changes in fair value reported as accumulated other comprehensive income or loss in shareholders' equity. Outstanding derivatives not designated as hedges are carried at estimated fair value with changes in fair value reported as non-interest income. The fair values for substantially all of these assets are obtained monthly from an independent nationally recognized pricing service. On a quarterly basis, the Company assesses the reasonableness of the fair values obtained for the AFS portfolio by reference to a second independent nationally recognized pricing service. Based on the nature of these securities, the Company's independent pricing service provides prices which are categorized as Level 2 since quoted prices in active markets for identical assets are generally not available for the majority of securities in the Company's portfolio. Various modeling techniques are used to determine pricing for the Company's mortgage-backed securities, including option pricing and discounted cash flow models. The inputs to these models include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. On an annual basis, the Company obtains the models, inputs and assumptions utilized by its pricing service and reviews them for reasonableness. Other than derivative contracts, the Company does not have any liabilities that were measured at fair value on a recurring basis.

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

		Fair Value Measurement using:		
	Carrying Amount	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2023				
U.S. Government agency securities	$ 61,775	$ —	$ 61,775	$ —
U.S. State and Municipal securities	9,699	—	9,699	—
Residential mortgage securities	351,920	—	351,920	—
Commercial mortgage securities	34,584	—	34,584	—
Asset-backed securities	3,229	—	3,229	—
CRA Mutual Fund	2,123	2,123	—	—
Derivative assets	2,687	—	2,687	—
Derivative liabilities	6,037	—	6,037	—

		Fair Value Measurement using:		
	Carrying Amount	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2022				
U.S. Government agency securities	$ 59,372	$ —	$ 59,372	$ —
U.S. State and Municipal securities	9,212	—	9,212	—
Residential mortgage securities	338,548	—	338,548	—
Commercial mortgage securities	34,850	—	34,850	—
Asset-backed securities	3,765	—	3,765	—
CRA Mutual Fund	2,048	2,048	—	—
Derivatives	—	—	—	—

There were no transfers between Level 1 and Level 2 during 2023 or 2022.

There were no material assets measured at fair value on a non-recurring basis at December 31, 2023 or December 31, 2022.

Assets and Liabilities Not Measured on a Recurring Basis

The Company has engaged an independent pricing service providers to provide the fair values of its financial assets and liabilities not measured at fair value. These providers follow FASB's exit pricing guidelines, as required by ASC 820 Fair Value Measurement, when calculating the fair market value. Cash and cash equivalents include cash and due from banks and overnight deposits. The estimated fair values of cash and cash equivalents are assumed to equal their carrying values, as these financial instruments are either due on demand or have short-term maturities. For securities and the disability fund, if quoted market prices are not available for a specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. These pricing models primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, equity or debt prices, and credit spreads. The estimated fair value of loans are measured at amortized cost using an exit price notion. Ownership in equity securities of the FRB and FHLB is generally restricted and there is no established liquid market for their resale. The fair values of deposit liabilities with no stated maturity (i.e., money market and savings

deposits, and non-interest-bearing demand deposits) are equal to the carrying amounts payable on demand. Time deposits are valued using a replacement cost of funds approach. Trust preferred securities are valued using a replacement cost of funds approach. For all other assets and liabilities it is assumed that the carrying value equals their current fair value.

Carrying amount and estimated fair values of financial instruments not carried at fair value were as follows (in thousands):

		Fair Value Measurement Using:			
At December 31, 2023	**Carrying Amount**	**Quoted Prices in Active Markets For Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Fair Value**
Financial Assets:					
Cash and due from banks	$ 31,973	$ 31,973	$ —	$ —	$ 31,973
Overnight deposits	237,492	237,492	—	—	237,492
Securities held-to-maturity	468,860	—	404,252	—	404,252
Loans, net	5,566,832	—	—	5,474,238	5,474,238
Other investments					
FRB Stock	11,410	N/A	N/A	N/A	N/A
FHLB Stock	25,558	N/A	N/A	N/A	N/A
Disability Fund	1,500	—	1,500	—	1,500
Time deposits at banks	498	498	—	—	498
Receivable from global payments business, net	87,648	—	—	87,648	87,648
Accrued interest receivable	31,948	—	2,007	29,941	31,948
Financial Liabilities:					
Non-interest-bearing demand deposits	$ 1,837,874	$ 1,837,874	$ —	$ —	$ 1,837,874
Money market and savings deposits	3,864,018	3,864,018	—	—	3,864,018
Time deposits	35,400	—	35,011	—	35,011
Federal funds purchased	99,000	—	99,000	—	99,000
Federal Home Loan Bank of New York advances	440,000	—	440,000	—	440,000
Trust preferred securities payable	20,620	—	—	20,007	20,007
Prepaid debit cardholder balances	10,178	—	—	10,178	10,178
Accrued interest payable	1,894	1,028	475	391	1,894
Secured borrowings	7,585	—	7,585	—	7,585

		Fair Value Measurement Using:			
At December 31, 2022	**Carrying Amount**	**Quoted Prices in Active Markets For Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Fair Value**
Financial Assets:					
Cash and due from banks	$ 26,780	$ 26,780	$ —	$ —	$ 26,780
Overnight deposits	230,638	230,638	—	—	230,638
Securities held-to-maturity	510,425	—	437,290	—	437,290
Loans, net	4,795,647	—	—	4,737,007	4,737,007
Other investments					
FRB Stock	11,421	N/A	N/A	N/A	N/A
FHLB Stock	9,191	N/A	N/A	N/A	N/A
Disability Fund	1,000	—	1,000	—	1,000
Time deposits at banks	498	498	—	—	498
Receivable from global payments business, net	85,605	—	—	85,605	85,605
Accrued interest receivable	24,107	—	964	23,143	24,107
Financial Liabilities:					
Non-interest-bearing demand deposits	$ 2,422,151	$ 2,422,151	$ —	$ —	$ 2,422,151
Money market and savings deposits	2,803,698	2,803,698	—	—	2,803,698
Time deposits	52,063	—	51,058	—	51,058
Federal funds purchased	150,000	—	150,000	—	150,000
Federal Home Loan Bank of New York advances	100,000	—	100,000	—	100,000
Trust preferred securities payable	20,620	—	—	19,953	19,953
Prepaid debit cardholder balances	10,579	—	—	10,579	10,579
Accrued interest payable	728	112	293	323	728
Secured borrowings	7,725	—	7,725	—	7,725

NOTE 13 — STOCKHOLDERS' EQUITY

During the third quarter of 2021, the Company issued 2.3 million shares of its common stock at a price of $75 per share, resulting in net proceeds of $162.7 million.

The Company had outstanding 272,636 shares of its Series F, Class B non-voting preferred stock, par value, $0.01 per share. The stock was subordinate and junior to all indebtedness of the Company and to all other series of preferred stock of the Company. The holder of the Series F, Class B preferred stock was entitled to receive ratable dividends only if and when dividends were concurrently declared and payable on the shares of common shares. During the fourth quarter of 2021, the holder of the Series F, Class B Preferred Stock exchanged shares of Series F, Class B preferred stock for shares of the Company's common stock.

NOTE 14 — STOCK COMPENSATION PLAN

Equity Incentive Plan

At December 31, 2023, the Company maintained three stock compensation plans, the 2022 Equity Incentive Plan (the "2022 EIP"), the 2019 Equity Incentive Plan (the "2019 EIP") and the 2009 Equity Incentive Plan (the "2009 EIP"). The 2019 EIP expired on May 31, 2022 but has outstanding restricted stock awards and PRSUs subject to vesting schedules. The 2009 EIP has also expired but had outstanding stock options that were exercised in 2023.

The 2022 EIP was approved on May 31, 2022 by stockholders of the Company. Under the 2022 EIP, the maximum number of shares of stock that may be delivered to participants in the form of restricted stock, restricted stock units and stock options, including ISOs and non-qualified stock options, is 189,298, subject to adjustment as set forth in the 2022 EIP, plus any awards that are forfeited under the 2019 EIP after March 15, 2022.

Stock Options

Under the terms of the 2022 EIP, a stock option cannot have an exercise price that is less than 100% of the fair market value of the shares covered by the stock option on the date of grant. In the case of an ISO granted to a 10% stockholder, the exercise price shall not be less than 110% of the fair market value of the shares covered by the stock option on the date of grant. In no event shall the exercise period exceed ten years from the date of grant of the option, except, in the case of an ISO granted to a 10% stockholder, the exercise period shall not exceed five years from the date of grant. The 2022 EIP contains a double trigger change in control feature, providing for an acceleration of vesting upon an involuntary termination of employment simultaneous with or following a change in control.

The fair value of each stock option award is estimated on the date of grant using a closed form option valuation (Black- Scholes) model. Expected volatilities based on historical volatilities of the Company's common stock are not significant. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

A summary of the status of the Company's stock options and the changes during the year is presented below:

	Year ended December 31, 2023	
	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	220,200	$ 18.00
Granted	—	—
Exercised	(220,200)	18.00
Cancelled/forfeited	—	—
Outstanding, end of period	—	$ —
Options vested and exercisable at end of period	—	$ —
Weighted average remaining contractual life (years)	—	
Weighted average intrinsic value	$ —	

The intrinsic value of exercises was $4.6 million and $417,000 for the years ended December 31, 2023 and 2022, respectively. There was no unrecognized compensation cost related to stock options at December 31, 2023 and 2022.

There was no compensation cost related to stock options during the years ended December 31, 2023, 2022 or 2021.

Restricted Stock Awards and Restricted Stock Units

The Company issued restricted stock awards and restricted stock units under the 2019 EIP and the 2009 EIP (collectively, "restricted stock grants") to certain key personnel. Each restricted stock grant vests based on the vesting schedule outlined in the restricted stock grant agreement. Restricted stock grants are subject to forfeiture if the holder is not employed by the Company on the vesting date.

In the first quarter of 2023, 2022 and 2021, 170,998, 72,025 and 78,582 restricted stock grants were issued to certain key personnel, respectively. One-third of these shares vest each year for three years beginning on March 1, 2024, March 1, 2023, and March 1, 2022, respectively. Total compensation cost that has been charged against income for restricted stock grants was $6.0 million, $4.5 million, and $2.4 million for years ended 2023, 2022 and 2021, respectively. As of December 31, 2023, there was $7.8 million of total unrecognized compensation expense related to the restricted stock awards. The cost is expected to be recognized over a weighted-average period of 1.80 years.

In January 2023, 27,500 restricted shares were granted to members of the Board of Directors, which vested in January 2024. In January 2022, 11,126 restricted shares were granted to members of the Board of Directors, which vested in January 2023. In January 2019, 38,900 restricted shares were granted to members of the Board of Directors in lieu of retainer fees for three years of service. In the fourth quarter of 2020, 1,785 shares were granted to a new member of the Board of Directors, all of which vested in the fourth quarter of 2021. Total expense for these awards was $1.6 million, $300,000 and $410,000 for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, there was no unrecognized expense related to these grants.

The following table summarizes the changes in the Company's restricted stock awards:

| | Year ended | | | | | |
| | December 31, 2023 | | December 31, 2022 | | December 31, 2021 | |
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding, beginning of period..	129,562	$ 86.01	90,999	$ 47.35	76,289	$ 37.01
Granted	198,498	56.04	83,151	102.49	78,582	50.80
Forfeited	(29,218)	62.53	(578)	92.44	(10,200)	48.09
Vested	(64,990)	84.28	(44,010)	37.12	(53,672)	37.57
Outstanding at end of period ...	233,852	$ 63.98	129,562	$ 86.01	90,999	$ 47.35

The total fair value of shares vested is $3.7 million, $3.6 million, and $2.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Performance-Based Stock Units

During the second quarter of 2021, the Company established a long-term incentive award program under the 2019 EIP. Under the program, 90,000 PRSUs were awarded. During the second quarter of 2022, 20,800 PRSUs were forfeited and reissued pursuant to the 2022 EIP. The weighted average service inception date fair value of the outstanding awarded shares was $6.0 million. At the beginning of 2024, 2023, and 2022, 30,800, 29,200, and 30,000 PRSUs, respectively, were vested as all performance criteria were met. All vested shares will not be delivered until the first quarter of 2024. Total compensation cost that has been charged against income for the PRSUs was $2.2 million, $1.9 million and $1.9 million, for years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 15 — EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan for eligible employees. The contribution for any participant may not exceed the maximum amount allowable by law. Each year, the Company may elect to match a percentage of participant contributions. The Company may also elect each year to make additional discretionary contributions to the plan. The total contributions were $1.0 million, $889,000 and $774,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

Financial instruments with off-balance-sheet risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The Company's exposure to credit loss in the event of non-performance by the counterparty to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The following off-balance-sheet financial instruments whose contract amounts represent credit risk, are outstanding (in thousands):

	At December 31, 2023		At December 31, 2022	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused commitments	$ 67,418	$ 527,730	$ 40,685	$ 364,908
Standby and commercial letters of credit . . .	59,532	—	53,947	—
	$ 126,950	$ 527,730	$ 94,632	$ 364,908

A commitment to extend credit is a legally binding agreement to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally expire within two years. At December 31, 2023, the interest rates for the Company's commitments ranged from 3.0% to 9.5% for its fixed rate loan commitments and 6.0% to 12.5% for its variable rate loan commitments. At December 31, 2022, the interest rates for the Company's commitments ranged from 3.0% to 8.5% for its fixed rate loan commitments and 6.0% to 11.5% for its variable rate loan commitments. The amount of collateral obtained, if any, by the Company upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include mortgages on commercial and residential real estate, security interests in business assets, equipment, deposit accounts with the Company or other financial institutions and securities.

The Company's stand-by letters of credit amounted to $59.5 million and $53.9 million as of December 31, 2023 and 2022, respectively. The Company's stand-by letters of credit are collateralized by interest-bearing accounts of $36.2 million and $28.7 million as of December 31, 2023 and 2022, respectively.

Regulatory Proceedings

There have been and continue to be ongoing investigations by governmental entities concerning a prepaid debit card product program that was offered by GPG. These include investigations involving the Company and the Bank by the Board of Governors of the FRB and certain state authorities, including the NYSDFS. During the early stages of the COVID-19 pandemic, third parties used this prepaid debit card product to establish unauthorized accounts and to receive unauthorized government benefits payments, including unemployment insurance benefits payments made pursuant to the Coronavirus Aid, Relief, and Economic Security Act from many states. The Company ceased accepting new accounts from this program manager in July 2020 and exited its relationship with this program manager in August 2020. The Company has cooperated and continues to cooperate in these investigations and continues to review this matter.

The Bank entered into (i) an Order to Cease and Desist and Order of Assessment of a Civil Money Penalty Issued Upon Consent with the FRB (the "FRB Consent Order"), effective October 16, 2023, and (ii) a Consent Order with the NYSDFS (the "NYSDFS Consent Order"), effective October 18, 2023. The FRB Consent Order and NYSDFS Consent Order constitute separate consensual resolutions with each of the FRB and the NYSDFS with respect to their investigations, each of which is now closed as a result of such order.

The FRB Consent Order provided for a civil money penalty of $14.5 million and requires the Bank's board of directors to submit a plan to further strengthen board oversight of the management and operations of GPG and the Bank to develop, among other things, a written plan to enhance the Bank's customer identification program, a plan to improve the Bank's customer due diligence program and a plan to enhance the Bank's third party risk management program. The NYSDFS Consent Order provided for a civil money penalty of $15.0 million and requires the Bank to provide certain information regarding the Bank's program to supervise third-party program managers and various status reports regarding certain compliance-related matters in connection with the Bank's oversight of third-party program managers of the Bank's prepaid debit card program.

The Company was fully reserved with respect to the foregoing amounts payable to the FRB and NYSDFS through a regulatory settlement reserve recorded in the fourth quarter of 2022. Additional enforcement or other actions arising out of the prepaid debit card program in question, along with any other matters arising out of the foregoing program, could have a materially adverse effect on the Company and the Bank's assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations. Since 2020, the Bank has been actively working to enhance its processes and procedures so as to more effectively and efficiently address the concerns that arose.

NOTE 17 — REGULATORY CAPITAL

The Company and Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. At December 31, 2023 and 2022, the Company and the Bank met all applicable regulatory capital requirements to be considered "well capitalized" under regulatory guidelines. The Company and Bank manage their capital to comply with their internal planning targets and regulatory capital standards administered by federal banking agencies. The Company and Bank review capital levels on a monthly basis.

The Company and the Bank are subject to the Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules). The minimum required capital conservation buffer was 2.5% at December 31, 2023 and December 31, 2022. As of December 31, 2023 and 2022, the capital conservation buffer for the Company was 4.8% and 5.4%, respectively. As of December 31, 2023 and 2022, the capital conservation buffer for the Bank was 4.5% and 5.1%, respectively. The net unrealized gain or loss on AFS securities is not included in the computation of the regulatory capital. The Company and the Bank meet all capital adequacy requirements, to which they are subject, as of December 31, 2023 and 2022.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2023 and 2022, the most recent regulatory notifications categorized the Bank and the Company as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The following is a summary of actual capital amounts and ratios for the Company and the Bank compared to the requirements for minimum capital adequacy and classification as well capitalized. Actual and required capital amounts and ratios are presented below at year end (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Regulations		Minimum Capital Conservation Buffer
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Ratio
At December 31, 2023							
The Company							
Tier 1 leverage ratio (Tier 1 capital to average assets)	$ 722,844	10.6 %	$ 274,064	4.0 %	$ N/A	N/A	— %
Tier 1 common equity (to risk-weighted assets).	$ 702,224	11.5 %	$ 274,867	4.5 %	$ N/A	N/A	2.5 %
Tier 1 capital (to risk-weighted assets)	$ 722,844	11.8 %	$ 366,490	6.0 %	$ N/A	N/A	2.5 %
Total capital (to risk-weighted assets)	$ 781,991	12.8 %	$ 488,653	8.0 %	$ N/A	N/A	2.5 %
The Bank							
Tier 1 leverage ratio (Tier 1 capital to average assets)	$ 703,823	10.3 %	$ 274,055	4.0 %	$ 342,569	5.0 %	— %
Tier 1 common equity (to risk-weighted assets).	$ 703,823	11.5 %	$ 274,838	4.5 %	$ 396,989	6.5 %	2.5 %
Tier 1 capital (to risk-weighted assets)	$ 703,823	11.5 %	$ 366,451	6.0 %	$ 488,601	8.0 %	2.5 %
Total capital (to risk-weighted assets)	$ 762,969	12.5 %	$ 488,601	8.0 %	$ 610,752	10.0 %	2.5 %
At December 31, 2022							
The Company							
Tier 1 leverage ratio (Tier 1 capital to average assets)	$ 641,082	10.2 %	$ 250,963	4.0 %	$ N/A	N/A	— %
Tier 1 common equity (to risk-weighted assets).	$ 620,462	12.1 %	$ 230,879	4.5 %	$ N/A	N/A	2.5 %
Tier 1 capital (to risk-weighted assets)	$ 641,082	12.5 %	$ 307,838	6.0 %	$ N/A	N/A	2.5 %
Total capital (to risk-weighted assets)	$ 686,139	13.4 %	$ 410,451	8.0 %	$ N/A	N/A	2.5 %
The Bank							
Tier 1 leverage ratio (Tier 1 capital to average assets)	$ 628,825	10.0 %	$ 250,920	4.0 %	$ 313,650	5.0 %	— %
Tier 1 common equity (to risk-weighted assets).	$ 628,825	12.3 %	$ 230,815	4.5 %	$ 333,399	6.5 %	2.5 %
Tier 1 capital (to risk-weighted assets)	$ 628,825	12.3 %	$ 307,753	6.0 %	$ 410,337	8.0 %	2.5 %
Total capital (to risk-weighted assets)	$ 673,876	13.1 %	$ 410,337	8.0 %	$ 512,922	10.0 %	2.5 %

As a result of the Economic Growth, Regulatory Relief and Consumer Protection Act of 2018, banking regulatory agencies adopted a revised definition of "well capitalized" for financial institutions and holding companies with assets of less than $10.0 billion and that are not determined to be ineligible by their primary federal regulator due to their risk profile (a "Qualifying Community Bank"). The definition expanded the ways that a Qualifying Community Bank may meet its capital requirements and be deemed "well capitalized." The rule established a community bank leverage ratio ("CBLR") equal to the tangible equity capital divided by the average total consolidated assets. Regulators established the CBLR at 8.5% through calendar year 2021 and 9% thereafter. The CARES Act temporarily reduced the CBLR to 8%.

A Qualifying Community Bank that maintains a leverage ratio greater than 9% is considered to be well capitalized and to have met generally applicable leverage capital requirements, generally applicable risk-based capital requirements, and any other capital or leverage requirements to which such financial institution or holding company is subject. The Company and Bank intend to continue to measure capital adequacy using the ratios in the table above.

NOTE 18 — EARNINGS PER COMMON SHARE

The Company uses the two-class method in the calculation of basic and diluted earnings per share. Under the two-class method, earnings available to common stockholders for the period are allocated between common stockholders and participating securities according to dividends declared (or accumulated) and participation rights in undistributed earnings. The factors used in the earnings per share calculation are as follows (in thousands, except per share data).

	Year Ended December 31,		
	2023	2022	2021
Basic			
Net income per consolidated statements of income	$ 77,268	$ 59,425	$ 60,555
Less: Earnings allocated to participating securities	(365)	(141)	(739)
Net income available to common stockholders	$ 76,903	$ 59,284	$ 59,816
Weighted average common shares outstanding including participating securities	11,112,572	10,955,077	9,123,037
Less: Weighted average participating securities	(52,462)	(26,056)	(111,337)
Weighted average common shares outstanding	11,060,110	10,929,021	9,011,700
Basic earnings per common share	6.95	5.42	6.64
Diluted			
Net income allocated to common stockholders	$ 76,903	$ 59,284	$ 59,816
Weighted average common shares outstanding for basic earnings per common share	11,060,110	10,929,021	9,011,700
Add: Dilutive effects of assumed exercise of stock options	—	170,648	170,792
Add: Dilutive effects of assumed vesting of performance based restricted stock	69,790	56,711	51,581
Add: Dilutive effects of assumed vesting of restricted stock units	—	43,804	38,749
Average shares and dilutive potential common shares	11,129,900	11,200,184	9,272,822
Dilutive earnings per common share	$ 6.91	$ 5.29	$ 6.45

For the year ended December 31, 2023, 248,234 of restricted stock units were not considered in the calculation of diluted earnings per share as their inclusion would be anti-dilutive. All stock options, performance based restricted stock units and restrictive stock units were considered in computing diluted earnings per common share for the years ended December 31, 2022 and 2021.

NOTE 19 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in Accumulated Other Comprehensive Income (Loss) balances, net of tax effects at the dates indicated (in thousands):

	AFS Securities	Cash Flow Hedge	Total Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2023	$ (61,834)	$ 7,536	$ (54,298)
Unrealized gain (loss) arising during the period, net of tax	7,149	(2,417)	4,732
Reclassification adjustment for gain included in net income, net of tax	—	(3,370)	(3,370)
Other comprehensive income (loss), net of tax	7,149	(5,787)	1,362
Balance at December 31, 2023	$ (54,685)	$ 1,749	$ (52,936)
Balance at January 1, 2022	$ (8,253)	$ 749	$ (7,504)
Unrealized gain (loss) arising during the period, net of tax	(53,581)	8,137	(45,444)
Reclassification adjustment for gain included in net income, net of tax	—	(1,350)	(1,350)
Other comprehensive income (loss), net of tax	(53,581)	6,787	(46,794)
Balance at December 31, 2022	$ (61,834)	$ 7,536	$ (54,298)
Balance at January 1, 2021	$ 2,283	$ (1,310)	$ 973
Unrealized gain (loss) arising during the period, net of tax	(10,124)	2,059	(8,065)
Reclassification adjustment for gain included in net income, net of tax	(412)	—	(412)
Other comprehensive income (loss), net of tax	(10,536)	2,059	(8,477)
Balance at December 31, 2021	$ (8,253)	$ 749	$ (7,504)

The following table presents the tax effects allocated to each component of Accumulated Other Comprehensive Income (Loss) at the dates indicated (in thousands):

	Gross Amount	Tax Component	Total
At December 31, 2023			
Unrealized gain (loss) on AFS Securities	$ (77,783)	$ 23,098	$ (54,685)
Unrealized gain (loss) on Cash Flow Hedges	2,574	(825)	1,749
Total ending other comprehensive income (loss)	$ (75,209)	$ 22,273	$ (52,936)
At December 31, 2022			
Unrealized gain (loss) on AFS Securities	$ (88,918)	$ 27,084	$ (61,834)
Unrealized gain (loss) on Cash Flow Hedges	10,787	(3,251)	7,536
Total ending other comprehensive income (loss)	$ (78,131)	$ 23,833	$ (54,298)
At December 31, 2021			
Unrealized gain (loss) on AFS Securities	$ (11,984)	$ 3,731	$ (8,253)
Unrealized gain (loss) on Cash Flow Hedges	1,032	(283)	749
Total ending other comprehensive income (loss)	$ (10,952)	$ 3,448	$ (7,504)

The proceeds from sales and calls of securities during the years ended December 31, 2023, 2022 and 2021 were $0.0, $0.0 and $43.2 million, respectively. The following table shows the amounts reclassified out of each component of accumulated other comprehensive income for the realized gain on the sale of securities and the realized gain on cash flow hedges (in thousands):

	Year Ended December 31,			Affected line item in the Consolidated Statements of Operations
	2023	2022	2021	
Realized gain on sale of AFS securities.	$ —	$ —	$ 609	Gain on Sale of Securities
Income tax (expense) benefit	—	—	(197)	Income tax expense
Total reclassifications, net of income tax	$ —	$ —	$ 412	
Realized gain on cash flow hedges	$ 4,864	$ 1,949	$ —	Licensing fees
Income tax (expense) benefit	(1,494)	(599)	—	Income tax expense
Total reclassifications, net of income tax	$ 3,370	$ 1,350	$ —	

NOTE 20 – REVENUE FROM CONTRACTS WITH CUSTOMERS

All of the Company's revenue from contracts with customers that are in the scope of ASC 606, Revenue from Contracts with Customers are recognized in non-interest income. The following table presents the Company's revenue from contracts with customers (in thousands):

	Year ended December 31,		
	2023	2022	2021
Service charges on deposit accounts	$ 6,071	$ 5,747	$ 4,755
Global Payments Group revenue	19,005	19,341	16,445
Other service charges and fees	2,804	1,763	1,950
Total	$ 27,880	$ 26,851	$ 23,150

A description of the Company's revenue streams accounted for under the accounting guidance follows:

Service charges on deposit accounts

The Company offers business and personal retail products and services, which include, but are not limited to, online banking, mobile banking, Automated Clearing House ("ACH") transactions, and remote deposit capture. A standard deposit contract exists between the Company and all deposit customers. The Company earns fees from its deposit customers for transaction-based services (such as ATM use fees, stop payment charges, statement rendering, and ACH fees), account maintenance, and overdraft services. Transaction-based fees are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Global payment group revenue

The Company offers corporate cash management and retail banking services and, through its global payments business, provides services to non-bank financial service companies. The Company earns initial set-up fees for these programs as well as fees for transactions processed. The Company receives transaction data at the end of each month for services rendered, at which time revenue is recognized. Additionally, service charges specific to GPG customers' deposits are recognized within GPG revenue.

Other service charges

The primary component of other service charges relates to letter of credit fees and FX conversion fees. The Company outsources FX conversion for foreign currency transactions to correspondent banks. The Company earns a portion of an FX conversion fee that the customer is charged to process an FX conversion transaction. Revenue is recognized at the end of the month once the customer has remitted the transaction information to the Company.

NOTE 21 – DERIVATIVES

On occasion, the Company enters into derivative contracts as a part of its asset liability management strategy to help manage its interest rate risk position. At December 31, 2023, these derivatives had a notional amount of $700.0 million and contractual maturities ranging from August 1, 2025 to September 23, 2025. The notional amount of the derivatives does not represent the amount exchanged by the parties. The derivatives were designated as cash flow hedges of certain deposit liabilities and borrowings of the Company. The hedges were determined to be highly effective during the year ended December 31, 2023. The Company expects the hedges to remain highly effective during the remaining term of the derivatives.

In addition, the Company periodically enters into certain commercial loan interest rate swap agreements to provide commercial loan customers the ability to convert loans from variable to fixed interest rates. Under these agreements, the Company enters into a variable-rate loan agreement with a customer in addition to a swap agreement. This swap agreement effectively converts the customer's variable rate loan into a fixed rate loan. The Company then enters into a corresponding swap agreement with a third party to offset its exposure on the variable and fixed components of the customer agreement. As the interest rate swap agreements with the customers and third parties are not designated as hedges, the instruments are marked to market in earnings. At December 31, 2023, these interest rate swaps have a notional amount of $69.0 million and a contractual maturity of August 15, 2028.

The following tables reflect the derivatives recorded on the balance sheet (in thousands):

| | Notional Amount | Fair Value | |
		Other Assets	Other Liabilities
At December 31, 2023			
Derivatives designated as hedges:			
Interest rate swaps related to customer deposits and borrowings	$ 700,000	$ 1,530	$ 4,880
Derivatives not designated as hedges:			
Interest rate swaps...	$ 69,000	$ 1,157	$ 1,157
At December 31, 2022			
Derivatives designated as hedges:			
Interest rate cap related to customer deposits........................	$ —	$ —	$ —

The effect of cash flow hedge accounting on accumulated other comprehensive income is as follows (in thousands):

	Year ended December 31,		
	2023	**2022**	**2021**
Interest rate swaps and caps related to customer deposits and borrowings			
Amount of gain (loss) recognized in OCI, net of tax	$ (2,355)	$ 6,787	$ (1,311)
Amount of gain (loss) reclassified from OCI into income. . . .	$ 4,864	$ 1,949	$ —
Location of gain (loss) reclassified from OCI into income . . .	Licensing fees	N/A	N/A

NOTE 22 — PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for the Company (parent company only) is as follows (in thousands):

Condensed Statements of Financial Condition

	At December 31,	
	2023	**2022**
Assets		
Cash and due from banks	$ 16,946	$ 9,476
Loans, net of allowance for credit losses.	—	776
Investments	620	620
Investment in subsidiary bank, at equity	660,620	584,522
Other assets	2,007	1,520
Total assets	680,193	596,914
Liabilities and Stockholders' Equity		
Trust preferred securities	20,620	20,620
Other liabilities	552	397
Total liabilities	21,172	21,017
Stockholders' Equity		
Common stock.	111	109
Surplus	395,871	389,276
Retained earnings	315,975	240,810
Accumulated other comprehensive income (loss), net of tax.	(52,936)	(54,298)
Total equity	659,021	575,897
Total liabilities and stockholders' equity	$ 680,193	$ 596,914

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed Statements of Operations

	Year Ended December 31,		
	2023	2022	2021
Income			
Loans	$ 3	$ 9	$ 14
Securities and money market funds.	46	25	13
Total interest income	49	34	27
Interest expense			
Trust preferred securities	1,514	823	438
Subordinated debt	—	605	1,618
Total interest expense.	1,514	1,428	2,056
Net interest expense.	(1,465)	(1,394)	(2,029)
Provision for credit losses.	4	—	—
Net interest expense after provision for credit losses	(1,461)	(1,394)	(2,029)
Other expense	5,227	2,767	1,288
Loss before undistributed earnings of subsidiary bank.	(6,688)	(4,161)	(3,317)
Equity in undistributed earnings of subsidiary bank.	82,101	62,357	62,798
Income before income tax benefit	75,413	58,196	59,481
Income tax benefit	1,855	1,229	1,074
Net income.	$ 77,268	$ 59,425	$ 60,555
Comprehensive income.	$ 78,630	$ 12,631	$ 52,078

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed Statement of Cash Flows

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash Flows From Operating Activities			
Net income	$ 77,268	$ 59,425	$ 60,555
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Undistributed earnings of subsidiary bank	(82,101)	(62,357)	(58,798)
Cash dividend from subsidiary bank	5,000	—	4,000
Other operating adjustments	9,697	6,351	(746)
Net cash provided by (used in) operating activities	9,864	3,419	5,011
Cash Flows From Investing Activities			
Investments in subsidiary bank	—	—	(132,000)
Proceeds from loan payments	776	—	—
Net cash provided by (used in) investing activities	776	—	(132,000)
Cash Flows From Financing Activities			
Redemption of common stock for tax withholdings for restricted stock vesting	(3,170)	(1,559)	(3,385)
Redemption of subordinated notes	—	(24,712)	—
Proceeds from issuance of common stock, net	—	—	162,687
Net cash provided by (used in) financing activities	(3,170)	(26,271)	159,302
Increase (decrease) in cash and cash equivalents	7,470	(22,852)	32,313
Cash and cash equivalents, beginning of year	9,476	32,328	15
Cash and cash equivalents, end of year	$ 16,946	$ 9,476	$ 32,328

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Corporate Information

Stockholder Information

Annual Meeting
The Annual Meeting of Stockholders will be held on May 29, 2024 at 9:00 a.m., local time in a virtual format only.

Stock Listing
The common stock of Metropolitan Bank Holding Corp. is listed on the New York Stock Exchange (NYSE) and trades under the ticker symbol "MCB."

Independent Registered Public Accounting Firm
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Investor Relations
Metropolitan Bank Holding Corp.
99 Park Avenue, 12th Floor
New York, NY 10016
212 365-6721
IR@MCBankNY.com

Board of Directors

William Reinhardt
Chairman of the Board
Metropolitan Bank Holding Corp.
Senior Director
Alvarez & Marsal

Mark R. DeFazio
President and CEO
Metropolitan Bank Holding Corp.

Anthony J. Fabiano
Former Executive Vice President and Chief Financial Officer
Metropolitan Commercial Bank

Dale C. Fredston
Former Executive Vice President and General Counsel
Sterling National Bank and Sterling Bancorp

David J. Gold
Partner
AdvisIRy Partners Group LLC

Harvey M. Gutman
President and Founder
Brookside Advisors, LLC

Terence J. Mitchell
Former Executive Vice President and Chief Retail Officer
Dime Community Bank

Chaya Pamula
Co-founder, President and CEO
Pam Ten Inc.
Founder
SHETEK and SOFKIN

Robert C. Patent
Former President
Colby Capital Corporation

Maria Fiorini Ramirez
Founder, President and Chief Executive Officer
Maria Fiorini Ramirez, Inc.

Katrina Robinson
CEO
Teton Trust Company LLC

George J. Wolf Jr.
Managing Director
Aon Risk Solutions

Executive Officers

Mark R. DeFazio
President and CEO
Metropolitan Bank Holding Corp.

Dixiana M. Berrios
Executive Vice President and Chief Operating Officer
Metropolitan Bank Holding Corp.

Daniel F. Dougherty
Executive Vice President and Chief Financial Officer
Metropolitan Bank Holding Corp.

Frederik F. Erikson
Executive Vice President and General Counsel
Metropolitan Commercial Bank

Nick Rosenberg
Executive Vice President and Head of Global Payments
Metropolitan Commercial Bank

Scott Lublin
Executive Vice President and Chief Lending Officer
Metropolitan Commercial Bank

Laura Capra
Executive Vice President and Head of Retail Banking
Metropolitan Commercial Bank

Offices and Banking Centers

Corporate Headquarters
99 Park Avenue
12th Floor
New York, NY 10016
212 659-0600
MCBankNY.com

Banking Centers
Manhattan
99 Park Avenue
New York, NY 10016
212 365-6700

16 West 46th Street
New York, NY 10036
212 938-0770

1431 Broadway
New York, NY 10018
212 643-6981

1270 Lexington Avenue
New York, NY 10028
646 930-3386

Brooklyn
Boro Park
5102 13th Avenue
Brooklyn, NY 11219
718 851-2105

Long Island
Great Neck
111 Great Neck Road
Great Neck, NY 11021
516 441-5232

Miami Office
Miami, Florida
1111 Brickell Avenue
Suite 1860
Miami, FL 33131

Metropolitan
Bank Holding

Since 1999

MCB
LISTED
NYSE

Metropolitan Bank Holding Corp.
99 Park Avenue
12th Floor
New York, NY 10016

MCBankNY.com